UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 10-K
(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2024
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
Commission file number: 814-00866
MONROE CAPITAL CORPORATION
(Exact Name of Registrant as Specified in its Charter)

Maryland	27-4895840
(State or Other Jurisdiction of Incorporation or Organization)	(I.R.S. Employer Identification No.)

311 South Wacker Drive, Suite 6400 Chicago, Illinois	60606
(Address of Principal Executive Office)	(Zip Code)
(312) 258-8300
(Registrant’s Telephone Number, Including Area Code)
Securities registered pursuant to Section 12(b) of the Act:

Title of Each Class	Trading Symbol(s)	Name of Each Exchange on Which Registered
Common Stock, par value $0.001 per share	MRCC	The Nasdaq Global Select Market
Securities registered pursuant to Section 12(g) of the Act: None
Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐     No ☒
Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐     No  ☒
Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒   No ☐
Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). Yes ☒   No ☐
Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐

Non-accelerated filer	☒	Smaller reporting company	☐

Emerging growth company	☐
If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐
Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☐
If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐
Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to § 240.10D-1(b). ☐
Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐   No ☒
The aggregate market value of outstanding common stock held by non-affiliates of the registrant was $158.9 million based on the number of shares held by non-affiliates of the registrant as of June 28, 2024, which is the last business day of the registrant's most recently completed second fiscal quarter.
As of February 27, 2025, the registrant had 21,666,340 shares of common stock, $0.001 par value, outstanding.
Documents Incorporated by Reference
Portions of the registrant's definitive proxy statement to be filed with the Securities and Exchange Commission pursuant to Regulation 14A relating to the registrant's 2025 Annual Meeting of Stockholders, to be filed with the Securities and Exchange Commission within 120 days following the end of the Company's fiscal year, are incorporated by reference in Part III of this Annual Report on Form 10-K as indicated herein.

CERTAIN DEFINITIONS
Except as otherwise specified in this Annual Report on Form 10-K (“Annual Report”), the terms:
•“we,” “us,” “our” and the “Company” refer to Monroe Capital Corporation, a Maryland corporation, and its consolidated subsidiaries;
•MC Advisors refers to Monroe Capital BDC Advisors, LLC, our investment adviser and a Delaware limited liability company;
•MC Management refers to Monroe Capital Management Advisors, LLC, our administrator and a Delaware limited liability company;
•Monroe Capital refers to Monroe Capital LLC, a Delaware limited liability company, and its subsidiaries and affiliates; and
•SLF refers to MRCC Senior Loan Fund I, LLC, an unconsolidated Delaware limited liability company, in which we co-invest with Life Insurance Company of the Southwest (“LSW”) primarily in senior secured loans.
FORWARD-LOOKING STATEMENTS
This Annual Report on Form 10-K contains statements that constitute forward-looking statements which are subject to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Statements that are not historical are forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (the "Securities Act") and Section 21E of the Securities Exchange Act of 1934 as amended (the "Exchange Act"). Some of the statements in this Annual Report on Form 10-K constitute forward-looking statements because they relate to future events or our future performance or future financial condition. These forward-looking statements are not historical facts, but rather are based on current expectations, estimates and projections about our company, our industry, our beliefs and our assumptions. The forward-looking statements contained in this Annual Report on Form 10-K involve risks and uncertainties, including statements as to:
•our future operating results;
•our business prospects and the prospects of our portfolio companies;
•the dependence of our future success on the general economy and its impact on the industries in which we invest;
•the impact of the ongoing military conflict in the Middle East and Europe and general uncertainty surrounding the financial and political stability of the United States, the United Kingdom, the European Union and China;
•the impact of a protracted decline in the liquidity of credit markets on our business;
•the impact of increased competition;
•the impact of changing interest and elevated inflation rates and the risk of recession on our business prospects and the prospects of our portfolio companies;
•our contractual arrangements and relationships with third parties;
•the valuation of our investments in portfolio companies, particularly those having no liquid trading market;
•actual and potential conflicts of interest with MC Advisors, MC Management and other affiliates of Monroe Capital;
•the ability of our portfolio companies to achieve their objectives;
•the use of borrowed money to finance a portion of our investments;

•the adequacy of our financing sources and working capital;
•the timing of cash flows, if any, from the operations of our portfolio companies;
•the ability of MC Advisors to locate suitable investments for us and to monitor and administer our investments;
•the ability of MC Advisors or its affiliates to attract and retain highly talented professionals;
•our ability to qualify and maintain our qualification as a regulated investment company and as a business development company; and
•the impact of future legislation and regulation on our business and our portfolio companies.
We use words such as “anticipates,” “believes,” “expects,” “intends,” “seeks,” “plans,” “estimates,” “targets” and similar expressions to identify forward-looking statements. The forward-looking statements contained in this Annual Report on Form 10-K involve risks and uncertainties. Our actual results could differ materially from those implied or expressed in the forward-looking statements for any reason, including the factors set forth in “Part I-Item 1A. Risk Factors” in this Annual Report on Form 10-K.
Although we believe that the assumptions on which these forward-looking statements are based are reasonable, any of those assumptions could prove to be inaccurate, and as a result, the forward-looking statements based on those assumptions also could be inaccurate. Important assumptions include our ability to originate new loans and investments, certain margins and levels of profitability and the availability of additional capital. In light of these and other uncertainties, the inclusion of a projection or forward-looking statements in this Annual Report on Form 10-K should not be regarded as a representation by us that our plans and objectives will be achieved.
We have based the forward-looking statements included in this Annual Report on Form 10-K on information available to us on the date of this Annual Report on Form 10-K, and we assume no obligation to update any such forward-looking statements. Although we undertake no obligation to revise or update any forward-looking statements in this Annual Report on Form 10-K, whether as a result of new information, future events or otherwise, you are advised to consult any additional disclosures that we may make directly to you or through reports that we may file in the future with the Securities and Exchange Commission (the “SEC”), including Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K.

PART I
ITEM 1. BUSINESS
FORMATION OF OUR COMPANY
We are a Maryland corporation, formed February 9, 2011, for the purpose of purchasing an initial portfolio of loans from two funds managed by Monroe Capital, raising capital in our initial public offering, which was completed in October 2012 (the “Initial Public Offering”), and thereafter operating as an externally managed business development company (“BDC”) under the Investment Company Act of 1940 (the “1940 Act”), as amended. We are a closed-end, non-diversified investment company that has elected to be treated as a BDC under the 1940 Act. In addition, for tax purposes we have elected to be treated as a regulated investment company (“RIC”) under the U.S. Internal Revenue Code of 1986, as amended (the “Code”), commencing with our taxable year ended December 31, 2012. We currently qualify and intend to qualify annually to be treated as a RIC for U.S. federal income tax purposes.
Public Offerings of Common Stock
The Initial Public Offering consisted of the sale of 5,750,000 shares of our common stock at a price of $15.00 per share, resulting in net proceeds to us, net of underwriting discounts and commissions, of approximately $84.6 million. On July 22, 2013, we completed a public offering of an additional 4,000,000 shares of our common stock at a price of $14.05 per share. On August 20, 2013, we also sold an additional 225,000 shares of our common stock at a price of $14.05 per share pursuant to the underwriters’ partial exercise of the over-allotment option. These issuances during the year ended December 31, 2013 provided us with proceeds, net of offering and underwriting costs, of $56.0 million.
On April 20, 2015, we closed a public offering of 2,450,000 shares of our common stock at a public offering price of $14.85 per share, raising approximately $36.4 million in gross proceeds. On May 18, 2015, we completed the sale of an additional 367,500 shares of our common stock, at a public offering price of $14.85 per share, raising approximately $5.5 million in gross proceeds pursuant to the underwriters’ exercise of the over-allotment option. Aggregate underwriters’ discounts and commissions were $1.7 million and offering costs were $0.3 million, resulting in net proceeds of approximately $39.9 million.
On July 25, 2016, we closed a public offering of 3,100,000 shares of our common stock at a public offering price of $15.50 per share, raising approximately $48.1 million in gross proceeds. On August 3, 2016, we sold an additional 465,000 shares of our common stock, at a public offering price of $15.50 per share, raising approximately $7.2 million in gross proceeds pursuant to the underwriters’ exercise of the over-allotment option. Aggregate underwriters’ discounts and commissions were $2.2 million and offering costs were $0.5 million, resulting in net proceeds of approximately $52.5 million.
On June 9, 2017, we closed a public offering of 3,000,000 shares of our common stock at a public offering price of $15.00 per share, raising approximately $45.0 million in gross proceeds. On June 14, 2017, pursuant to the underwriters’ exercise of the over-allotment option, we sold an additional 450,000 shares of our common stock, at a public offering price of $15.00 per share, raising an additional $6.8 million in gross proceeds for a total of approximately $51.8 million. Aggregate underwriters’ discounts and commissions were $2.1 million and offering costs were $0.1 million, resulting in net proceeds of approximately $49.6 million.
At-the-market Securities Offering Program
On February 6, 2015, we entered into an at-the-market (“ATM”) securities offering program with MLV & Co. LLC (“MLV”) and JMP Securities LLC (“JMP”) (the “Initial ATM Program”) through which we could sell, by means of ATM offerings from time to time, up to $50.0 million of our common stock. During the year ended December 31, 2015, we sold 672,597 shares at an average price of $14.88 per share for gross proceeds of approximately $10.0 million under the Initial ATM Program. Aggregate underwriters’ discounts and commissions were $0.2 million and offering costs were $83 thousand, resulting in net proceeds of approximately $9.8 million.

On July 1, 2016, we amended the Initial ATM Program with MLV and JMP to replace MLV with FBR Capital Markets & Co. (“FBR”), an affiliate of MLV. On May 12, 2017, we entered into new equity distribution agreements with each of FBR and JMP (the “ATM Program”). All other material terms of the Initial ATM Program remain unchanged under the ATM Program. During the year ended December 31, 2017, we sold 173,939 shares at an average price of $15.71 per share for gross proceeds of $2.7 million under the Initial ATM Program and no shares were sold under the ATM Program. Aggregate underwriters’ discounts and commissions were $41 thousand and offering costs were $23 thousand, resulting in net proceeds of approximately $2.7 million. During the year ended December 31, 2018, we sold 182,299 shares at an average price of $13.82 per share for gross proceeds of approximately $2.5 million under the ATM Program. Aggregate underwriters’ discounts and commissions were $38 thousand and offering costs were $79 thousand, resulting in net proceeds of approximately $2.4 million. There were no stock issuances during the year ended December 31, 2019.
On May 8, 2020, we entered into an amendment to the ATM Program to extend its term. All other material terms of the ATM Program remain unchanged. During the year ended December 31, 2020, we sold 858,976 shares at an average price of $7.78 per share for gross proceeds of $6.7 million under the ATM Program. Aggregate underwriter’s discounts and commissions were $0.1 million and offering costs were $0.1 million, resulting in net proceeds of approximately $6.5 million. During the year ended December 31, 2021, we sold 362,800 shares at an average price of $11.53 per share for gross proceeds of $4.2 million under the ATM Program. Aggregate underwriter’s discounts and commissions were $63 thousand and offering costs were $27 thousand, resulting in net proceeds of approximately $4.1 million. There were no stock issuances through the ATM Program during the years ended December 31, 2024, 2023, and 2022.
Small Business Investment Company Subsidiary
On February 28, 2014, our wholly-owned subsidiary, Monroe Capital Corporation SBIC, LP (“MRCC SBIC”), a Delaware limited partnership, received a license from the Small Business Administration (“SBA”) to operate as a Small Business Investment Company (“SBIC”) under Section 301(c) of the Small Business Investment Act of 1958. MRCC SBIC commenced operations on September 16, 2013. On April 13, 2016, MRCC SBIC was approved by the SBA for an additional $75.0 million in SBA debentures for a total of $115.0 million in available SBA debentures. During the year ended December 31, 2021, MRCC SBIC began to repay its SBA debentures and $56.9 million in SBA debentures remained outstanding as of December 31, 2021. On March 1, 2022, MRCC SBIC fully repaid its outstanding SBA debentures and notified the SBA of its intent to surrender its license to operate as a SBIC. MRCC SBIC received approval from the SBA to surrender its SBIC license and on March 31, 2022, MRCC SBIC was dissolved.
OVERVIEW OF OUR BUSINESS
We are a specialty finance company focused on providing financing solutions primarily to lower middle-market companies in the United States and Canada. We provide customized financing solutions focused primarily on senior secured, junior secured and unitranche secured (a combination of senior secured and junior secured debt in the same facility in which we syndicate a “first out” portion of the loan to an investor and retain a “last out” portion of the loan) debt and, to a lesser extent, unsecured subordinated debt and equity, including equity co-investments in preferred and common stock and warrants.
Our investment objective is to maximize the total return to our stockholders in the form of current income and capital appreciation through investment in senior secured, unitranche secured and junior secured debt and, to a lesser extent, unsecured subordinated debt and equity investments. We seek to use our extensive leveraged finance origination infrastructure and broad expertise in sourcing loans to invest in primarily senior secured, unitranche secured and junior secured debt of middle-market companies. We believe that our primary focus on lending to lower middle-market companies offers several advantages as compared to lending to larger companies, including more attractive economics, lower leverage, more comprehensive and restrictive covenants, more expansive events of default, relatively small debt facilities that provide us with enhanced influence over our borrowers, direct access to borrower management and improved information flow.
Since the consummation of the Initial Public Offering, we have grown the fair value of our portfolio of investments to approximately $457.0 million at December 31, 2024. Our portfolio at December 31, 2024 consists of 91 different portfolio companies and holdings include senior secured, unitranche secured and junior secured debt and equity investments. As of December 31, 2024, we have borrowed $163.9 million under our revolving credit facility and $130.0 million in aggregate principal amount of senior unsecured notes (“2026 Notes”) outstanding.

Our investments will generally range between $2.0 million and $35.0 million each, although this investment size may vary proportionately with the size of our capital base. As of December 31, 2024, our portfolio included approximately 78.3% senior secured loans, 0.8% unitranche secured loans, 6.5% junior secured loans and 14.4% equity securities. We expect that the companies in which we invest may be leveraged, often as a result of leveraged buy-outs or other recapitalization transactions, and, in certain cases, will not be rated by national ratings agencies. If such companies were rated, we believe that they would typically receive a rating below investment grade (between BB and CCC under the Standard & Poor’s system) from the national rating agencies.
While our primary focus is to maximize current income and capital appreciation through debt investments in thinly traded or private U.S. companies, we may invest a portion of the portfolio in opportunistic investments in order to seek to enhance returns to stockholders. Such investments may include investments in real estate, specialty finance, litigation finance, fund finance, high-yield bonds, distressed debt, private equity or securities of public companies that are not thinly traded and securities of middle-market companies located outside of the United States. We expect that these public companies generally will have debt securities that are non-investment grade.
OUR INVESTMENT ADVISOR
Our investment activities are managed by our investment advisor, MC Advisors. MC Advisors is responsible for sourcing potential investments, conducting research and due diligence on prospective investments and their private equity sponsors, analyzing investment opportunities, structuring our investments and managing our investments and portfolio companies on an ongoing basis. MC Advisors was organized in February 2011 and is registered with the U.S. Securities and Exchange Commission (the "SEC") as an investment adviser under the Investment Advisers Act of 1940, as amended (the “Advisers Act”).
Under our investment advisory and management agreement with MC Advisors (the "Investment Advisory and Management Agreement"), we pay MC Advisors a base management fee and an incentive fee for its services. While not expected to review or approve each investment, our independent directors periodically review MC Advisors’ services and fees as well as its portfolio management decisions and portfolio performance. In connection with these reviews, our independent directors consider whether our fees and expenses (including those related to leverage) remain appropriate.
MC Advisors seeks to capitalize on the significant deal origination, credit underwriting, due diligence, investment structuring, execution, portfolio management and monitoring experience of Monroe Capital’s investment professionals. The senior management team of Monroe Capital, including Theodore L. Koenig and Lewis W. Solimene, Jr., provides investment services to MC Advisors pursuant to a staffing agreement (the “Staffing Agreement”) between MC Management, an affiliate of Monroe Capital, and MC Advisors. Messrs. Koenig and Solimene, Jr. have developed a broad network of contacts within the investment community and average more than 40 years of experience investing in debt and equity securities of lower middle-market companies. In addition, Messrs. Koenig and Solimene, Jr. have extensive experience investing in assets that constitute our primary focus and have expertise in investing throughout all periods of the economic cycle. Monroe Capital’s core team of investment professionals has an established track record in sourcing, underwriting, executing and monitoring transactions.

In addition to his roles with Monroe Capital, Mr. Koenig serves as an interested director on the Board. Mr. Koenig has approximately 40 years of experience in structuring, negotiating and closing transactions on behalf of asset-backed lenders, commercial finance companies, financial institutions and private equity investors at organizations including Monroe Capital, which Mr. Koenig founded in 2004, and Hilco Capital LP, where he led investments in over 20 companies in the lower middle-market. Mr. Solimene Jr. has more than 40 years of experience in alternative investing, corporate finance, restructuring and special situations experience at organizations including Allstate Investments, Macquarie Capital (USA), Inc., Ernst & Young Corporate Finance, LLC and Banc of America Securities, LLC. Mr. Solimene Jr. is joined on MC Advisors' investment committee by Zia Uddin, Michael Egan and Jeremy VanDerMeid, each of whom is a senior investment professional at Monroe Capital. Mr. Uddin also serves as the President and Co-Portfolio Manager, Institutional Portfolios at Monroe Capital. Mr. Uddin has more than 30 years of management consulting, corporate finance, private equity, turnaround and investing experience. Prior to Monroe Capital, Mr. Uddin worked at organizations including two middle market private equity funds and Arthur Andersen LLP. Mr. Egan also serves as the Vice Chairman and Chief Credit Officer at Monroe Capital. Mr. Egan has more than 40 years of experience in commercial finance, credit administration, banking and distressed investing. Prior to Monroe Capital, Mr. Egan worked at organizations including Hilco Capital, The CIT Group/Business Credit, Inc., The National Community Bank of New Jersey (The Bank of New York) and KeyCorp. Mr. VanDerMeid currently serves as the Managing Director and Portfolio Manager of CLO and Loan Trading at Monroe Capital. Mr. VanDerMeid has more than 25 years of credit, lending and corporate finance experience. Prior to Monroe Capital, Mr. VanDerMeid worked at organizations including Morgan Stanley Investment Management, Dymas Capital Management Company, LLC and Heller Financial.
ABOUT MONROE CAPITAL
Monroe Capital, a Delaware limited liability company that was founded in 2004, is a leading lender to middle-market companies. During the year ended December 31, 2023, Monroe Capital acquired Horizon Technology Finance Management LLC ("Horizon"). Horizon is a leading investment manager of venture debt products for high-growth companies in the technology, life sciences healthcare information and services, and sustainability industries. The acquisition of Horizon augments Monroe Capital's existing platform with an experienced investment team and distinguished track record across multiple market cycles. Unless otherwise noted, all references to Monroe Capital include Horizon.
As of January 1, 2025, Monroe Capital had approximately $20.3 billion in assets under management. Over its more than twenty-year history, Monroe Capital has developed an established lending platform that we believe generates consistent deal flow from a network of proprietary relationships. Monroe Capital’s assets under management are comprised of a diverse portfolio of over 540 current investments that were either originated directly by Monroe Capital or sourced from Monroe Capital’s third-party relationships. From Monroe Capital’s formation in 2004 through December 31, 2024, Monroe Capital’s investment professionals invested in over 2,200 loans and related investments in an aggregate amount of over $47.7 billion. The senior investment team of Monroe Capital has developed a proven investment and portfolio management process that has performed through multiple market cycles. In addition, Monroe Capital’s investment professionals are supported by a robust infrastructure of administrative and back-office personnel focused on compliance, operations, finance, treasury, legal, accounting and reporting, marketing, information technology and office management.
On October 22, 2024, Monroe Capital announced that certain affiliates, including but not limited to MC Management, Monroe Capital Investment Holdings, L.P. (the parent of MC Advisors), and Monroe Capital Intermediate Holdings, LLC (any such affiliate, collectively, “Monroe”), entered into an equity purchase agreement, dated as of October 21, 2024, pursuant to which Momentum US Bidco LLC, an affiliate of Wendel SE (collectively, with its affiliates, “Wendel”), will acquire a 75% interest in Monroe.

Monroe Capital will continue to operate independently, retaining its current governance and leadership structure, including Theodore L. Koenig as Chief Executive Officer and Chairman, Zia Uddin as President, Michael Egan as Vice Chairman and Chief Credit Officer, and Tom Aronson as Vice Chairman and Head of Originations. Monroe Capital's investment process, strategy and operations will remain the same, and the investment advisory agreements between Monroe Capital (and its affiliates) and its client funds, including its BDCs, will remain substantively the same.

INVESTMENT STRATEGY
Our investment objective is to maximize the total return to our stockholders in the form of current income and capital appreciation primarily through investments in senior, unitranche and junior secured debt and, to a lesser extent, unsecured subordinated debt and equity. We also seek to invest opportunistically in attractively priced, broadly syndicated loans, which should enhance our geographic and industry portfolio diversification and increase our portfolio’s liquidity. We do not target any specific industry, however, as of December 31, 2024, our largest industry concentration of investments were in the FIRE: Real Estate, Healthcare & Pharmaceuticals and Services: Business industries which represented approximately 18.2%, 17.5% and 11.2%, respectively, of the fair value of our portfolio. To achieve our investment objective, we utilize the following investment strategy:
Attractive Current Yield on Investment Portfolio. We believe our sourcing network allows us to enter into transactions with attractive yields and investment structures. Based on current market conditions and our pipeline of new investments, we expect our target directly originated senior and unitranche secured debt will have an average maturity of three to seven years and interest rates of 9% to 16%, and we expect our target directly originated junior secured debt and unsecured subordinated debt will have an average maturity of four to seven years and interest rates of 11% to 18%. In addition, based on current market conditions and our pipeline of new investments, we expect that our target debt investments will typically have a variable coupon (with a SOFR floor), may include payment-in-kind (“PIK”) interest (interest that is not received in cash, but added to the principal balance of the loan), and that we will typically receive upfront closing fees of 1% to 4%. We may also receive warrants or other forms of upside equity participation. Our transactions are generally secured and supported by a lien on all assets and/or a pledge of company stock in order to provide priority of return and to influence any corporate actions. Although we will target investments with the characteristics described in this paragraph, we cannot provide assurance that our new investments will have these characteristics and we may enter into investments with different characteristics as the market dictates. For a description of the characteristics of our current investment portfolio, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Portfolio and Investment Activity.” Until investment opportunities can be found, we may invest our undeployed capital in cash, cash equivalents, U.S. government securities and high-quality debt investments that mature in one year or less from the date of investment. These temporary investments may have lower yields than our other investments and, accordingly, may result in lower distributions, if any, during such period.
Sound Portfolio Construction. We strive to exercise discipline in portfolio creation and management and to implement effective governance throughout our business. Monroe Capital and MC Advisors, which is comprised of substantially the same investment professionals who operate Monroe Capital, have been, and we believe will continue to be, conservative in the underwriting and structuring of covenant packages in order to enable early intervention in the event of weak financial performance by a portfolio company. We seek to pursue lending opportunities selectively and to maintain a diversified portfolio. We believe that exercising disciplined portfolio management through continued intensive account monitoring and timely and relevant management reporting allows us to mitigate risks in our debt investments. In addition, we have implemented rigorous governance processes through segregation of duties, documented policies and procedures and independent oversight and review of transactions, which we believe helps us to maintain a low level of non-performing loans. We believe that Monroe Capital’s proven process of thorough origination, conservative underwriting, due diligence and structuring, combined with careful account management and diversification, enabled it to protect investor capital, and we believe MC Advisors follows the same philosophy and processes in originating, structuring and managing our portfolio investments.
Predictability of Returns. Beyond conservative structuring and protection of capital, we seek a predictable exit from our investments. We seek to invest in situations where there are a number of potential exit options that can result in full repayment or a modest refinance of our investment. We seek to structure the majority of our transactions as secured loans with a covenant package that provides for full or partial repayment upon the completion of asset sales and restructurings. Because we seek to structure these transactions to provide for contractually determined, periodic payments of principal and interest, we are less likely to depend on merger and acquisition activity or public equity markets to exit our debt investments. As a result, we believe that we can achieve our target returns even in a period when public markets are depressed.

BUSINESS STRATEGY
We believe that we represent an attractive investment opportunity for the following reasons:
Deep, Experienced Management Team. We are led by Mr. Koenig, our Chairman and Chief Executive Officer, and Mr. Solimene, Jr., our Chief Financial Officer and Chief Investment Officer, who also have active roles within MC Advisors. We are managed by MC Advisors, which has access through the Staffing Agreement to Monroe Capital’s experienced team comprised of approximately 275 professionals. This extensive experience includes the management of investments with borrowers of varying credit profiles and transactions completed in all phases of the credit cycle. Monroe Capital’s senior investment professionals provide us with a difficult-to-replicate sourcing network and a broad range of transactional, financial, managerial and investment skills. This expertise and experience is supported by administrative and back office personnel focused on operations, finance, legal and compliance, accounting and reporting, marketing, information technology and office management. From Monroe Capital’s formation in 2004 through December 31, 2024, Monroe Capital’s investment professionals invested in over 2,200 loans and related investments in an aggregate amount of over $47.7 billion.
Differentiated Relationship-Based Sourcing Network. We believe Monroe Capital’s senior investment professionals benefit from extensive relationships with commercial banks, private equity firms, financial intermediaries, management teams and turn-around advisors. We believe that this broad sourcing network differentiates us from our competitors and offers us a diversified origination approach that does not rely on a single channel and offers us consistent deal flow throughout the economic cycle. We also believe that this broad network allows us to originate a substantial number of non-private equity-sponsored investments.
Extensive Institutional Platform for Originating Middle-Market Deal Flow. Monroe Capital’s broad network of relationships and significant origination resources enable us to review numerous lending opportunities, permitting us to exercise a high degree of selectivity in terms of loans to which we ultimately commit. Monroe Capital estimates that it reviewed more than 2,100 investment opportunities during 2024. Monroe Capital’s over 2,200 previously executed transactions, over 540 of which are with current borrowers, offer us another source of deal flow, as these debt investments reach maturity or seek refinancing. We are also positioned to benefit from Monroe Capital’s established brand name, strong track record in partnering with industry participants and reputation for closing deals on time and as committed. Monroe Capital’s senior investment professionals are complemented by extensive experience in capital markets transactions, risk management and portfolio monitoring.
Disciplined, “Credit-First” Underwriting Process. Monroe Capital has developed a systematic underwriting process that applies a consistent approach to credit review and approval, with a focus on evaluating credit first and then appropriately assessing the risk-reward profile of each loan. MC Advisors’ assessment of credit outweighs pricing and other considerations, as we seek to minimize potential credit losses through effective due diligence, structuring and covenant design. MC Advisors seeks to customize each transaction structure and financial covenant to reflect risks identified through the underwriting and due diligence process. We also seek to actively manage our origination and credit underwriting activities through personal visits and calls on all parties involved with an investment, including the management team, private equity sponsors, if any, or other lenders.
Established Credit Risk Management Framework. We seek to manage our credit risk through a well-defined portfolio strategy and credit policy. In terms of credit monitoring, MC Advisors assigns each loan to a particular portfolio management professional and maintains an internal credit rating analysis for all loans. MC Advisors then employs ongoing review and analysis, together with regular investment committee meetings to review the status of certain complex and challenging loans and a comprehensive quarterly review of all loan transactions. MC Advisors’ investment professionals also have significant turnaround and debt work-out experience, which gives them perspective on the risks and possibilities throughout the entire credit cycle. We believe this careful approach to investment and monitoring enables us to identify problems early and gives us an opportunity to assist borrowers before they face difficult liquidity constraints. By anticipating possible negative contingencies and preparing for them, we believe that we diminish the probability of underperforming assets and loan losses.

INVESTMENTS
Investment Structure
We structure our investments, which typically have maturities of three to seven years, as follows:
Senior Secured Loans. We structure senior secured loans to obtain security interests in the assets of the portfolio company borrowers that serve as collateral in support of the repayment of such loans. This collateral may take the form of first-priority liens on the assets of the portfolio company borrower. Our senior secured loans may provide for moderate loan amortization in the early years of the loan, with the majority of the amortization deferred until loan maturity.
Unitranche Secured Loans. We structure our unitranche secured loans as senior secured loans. We obtain security interests in the assets of these portfolio companies that serve as collateral in support of the repayment of these loans. This collateral may take the form of first-priority liens on the assets of a portfolio company. Generally, we syndicate a “first out” portion of the loan to an investor and retain a “last out” portion of the loan, in which case the “first out” portion of the loan will generally receive priority with respect to payments of principal, interest and any other amounts due thereunder. Unitranche structures combine characteristics of traditional first lien senior secured as well as second lien and subordinated loans and our unitranche secured loans will expose us to the risks associated with second lien and subordinated loans and may limit our recourse or ability to recover collateral upon a portfolio company’s bankruptcy. Unitranche secured loans typically provide for moderate loan amortization in the initial years of the facility, with the majority of the amortization deferred until loan maturity. Unitranche secured loans generally allow the borrower to make a large lump sum payment of principal at the end of the loan term, and there is a risk of loss if the borrower is unable to pay the lump sum or refinance the amount owed at maturity. In many cases we, together with our affiliates, are the sole or majority lender of our unitranche secured loans, which can afford us additional influence with a borrower in terms of monitoring and, if necessary, remediation in the event of underperformance.
Junior Secured Loans. We structure junior secured loans to obtain a security interest in the assets of these portfolio companies that serves as collateral in support of the repayment of such loans. This collateral may take the form of second priority liens on the assets of a portfolio company. These loans typically provide for moderate loan amortization in the initial years of the facility, with the majority of the amortization deferred until loan maturity.
Preferred Equity. We generally structure preferred equity investments to combine features of equity and debt. We may obtain a security interest in the assets of these portfolio companies that serves as collateral in support of the repayment of such preferred equity, which takes a priority to common stockholders. Preferred equity interests generally have a stated dividend rate and may not have a fixed maturity date.
Warrants and Equity Co-Investment Securities. In some cases, we may also receive nominally priced warrants or options to buy a minority equity interest in the portfolio company in connection with a loan. As a result, as a portfolio company appreciates in value, we may achieve additional investment return from this equity interest. We may structure such warrants to include provisions protecting our rights as a minority-interest holder, as well as a “put,” or right to sell such securities back to the issuer, upon the occurrence of specified events. In other cases, we may make a minority equity co-investment in the portfolio company in connection with a loan. Additionally, we may receive equity in our distressed portfolio companies in conjunction with amendments or additional debt fundings.
We tailor the terms of each investment to the facts and circumstances of the transaction and the prospective portfolio company, negotiating a structure that protects our rights and manages our risk while creating incentives for the portfolio company to achieve its business plan and improve its operating results. We seek to limit the downside potential of our investments by:
•selecting investments that we believe have a very low probability of loss;
•requiring a total return on our investments (including both interest and potential equity appreciation) that we believe will compensate us appropriately for credit risk; and
•negotiating covenants in connection with our investments that afford our portfolio companies as much flexibility in managing their businesses as possible, consistent with the preservation of our capital. Such restrictions may include affirmative and negative covenants, default penalties, lien protection, change of control provisions and board rights, including either observation or rights to a seat on the board of directors under some circumstances.

We expect to hold most of our investments to maturity or repayment, but we may sell some of our investments earlier if a liquidity event occurs, such as a sale, recapitalization or worsening of the credit quality of the portfolio company, or if an investment has reached its return target.
Senior Loan Fund. We have invested in SLF, which as of December 31, 2024, consisted of loans to different borrowers in industries similar to the companies in our portfolio. SLF invests primarily in senior secured loans of middle market companies. These senior secured loans are generally similar to our senior secured loans, which are secured by a first lien on some or all of the issuer’s assets and include traditional senior debt and any related revolving or similar credit facility. SLF may also invest in more liquid senior secured loans.
Investments
We seek to create a diverse portfolio that includes senior secured, unitranche secured, junior secured loans and warrants and equity co-investment securities by investing approximately $2.0 million to $35.0 million of capital, on average, in the securities of middle-market companies. This investment size may vary proportionately with the size of our capital base. Set forth below is a list of our ten largest portfolio company investments as of December 31, 2024, as well as the top ten industries in which we were invested as of December 31, 2024, in each case excluding SLF, calculated as a percentage of our total investments at fair value as of such date (in thousands):

Portfolio Company	Fair Value of Investments	Percentage of Total Investments
HFZ Capital Group, LLC (1)	$34,433	7.6%
American Community Homes, Inc.	18,437	4.0
NationsBenefits, LLC	18,256	4.0
Bonterra, LLC	16,263	3.6
Witkoff/Monroe 700 JV LLC	16,225	3.5
Planful, Inc.	14,726	3.2
Kar Wash Holdings, LLC	12,366	2.7
Forest Buyer, LLC	10,405	2.3
SFR Holdco, LLC	10,390	2.3
HS4 Acquisitionco, Inc.	10,250	2.2
Total	$161,751	35.4%
______________________________________________________________
(1)Includes the associated investment in MC Asset Management (Corporate), LLC.

Industry	Fair Value of Investments	Percentage of Total Investments
FIRE: Real Estate	$83,037	18.2%
Healthcare & Pharmaceuticals	79,784	17.5
Services: Business	51,175	11.2
Media: Diversified & Production	43,717	9.6
High Tech Industries	41,240	9.0
Services: Consumer	24,113	5.3
Automotive	16,267	3.5
FIRE: Finance	12,789	2.8
Media: Advertising, Printing & Publishing	12,035	2.6
Construction & Building	10,334	2.2
Total	$374,491	81.9%
INVESTMENT PROCESS OVERVIEW
We view our investment process as consisting of the phases described below:
Origination. MC Advisors seeks to develop investment opportunities through extensive relationships with regional banks, private equity firms, financial intermediaries, management teams and other turn-around advisors. Monroe Capital has developed this network since its formation in 2004. MC Advisors manages these leads through personal visits and calls by its senior deal professionals. It is these professionals’ responsibility to identify specific opportunities, refine opportunities through due diligence regarding the underlying facts and circumstances and utilize innovative thinking and flexible terms to solve the financing issues of prospective clients. Monroe Capital’s origination professionals are broadly dispersed with 11 offices across the United States, Asia and Australia. Certain of Monroe Capital’s originators are responsible for covering a specified target market based on geography and others focus on specialized industry verticals. We believe Monroe Capital’s origination professionals’ experience is vital to enable us to provide our borrowers with innovative financing solutions. We further believe that their strength and breadth of relationships across a wide range of markets will generate numerous financing opportunities and enable us to be highly selective in our lending activities. In sourcing new transactions, MC Advisors seeks opportunities to work with borrowers primarily domiciled in the United States and Canada and typically focuses on industries in which Monroe Capital has previous lending experience.
Due Diligence. For each of our investments, MC Advisors prepares a comprehensive new business presentation, which summarizes the investment opportunity and its due diligence and risk analysis, all from the perspective of strengths, weaknesses, opportunities and threats presented by the opportunity. This presentation assesses the borrower and its management, including products and services offered, market position, sales and marketing capabilities and distribution channels; key contracts, customers and suppliers, meetings with management and facility tours; background checks on key executives; customer calls; and an evaluation of exit strategies. MC Advisors’ presentation typically evaluates historical financial performance of the borrower and includes projections, including operating trends, an assessment of the quality of financial information, capitalization and liquidity measures and debt service capacity. The financial analysis also includes sensitivity analysis against management projections and an analysis of potential downside scenarios, particularly for cyclical businesses. MC Advisors seeks to also review the dynamics of the borrowers’ industry and assess the maturity, market size, competition, technology and regulatory issues confronted by the industry. Finally, MC Advisors’ new business presentation includes all relevant third-party reports and assessments, including, as applicable, analyses of the quality of earnings of the prospective borrower, a review of the business by industry experts and third-party valuations. MC Advisors also includes in this due diligence, if relevant, field exams, collateral appraisals and environmental reviews, as well as a review of comparable private and public transactions.

Underwriting. MC Advisors uses the systematic, consistent approach to credit evaluation developed in house by Monroe Capital with a particular focus on determining the value of a business in a downside scenario. In this process, the senior investment professionals at MC Advisors bring to bear extensive lending experience with emphasis on lessons learned from past credit cycles. We believe that the extensive credit and debt work-out experience of Monroe Capital’s senior management enables us to anticipate problems and minimize risks. Monroe Capital’s underwriting professionals work closely with its origination professionals to identify individual deal strengths, risks and any risk mitigants. MC Advisors preliminarily screens transactions based on cash flow, enterprise value and asset-based characteristics, and each of these measures is developed on a proprietary basis using thorough credit analysis focused on sustainability and predictability of cash flow to support enterprise value, barriers to entry, market position, competition, customer and supplier relationships, management strength, private equity sponsor track record and industry dynamics. For asset-based transactions, MC Advisors seeks to understand current and future collateral value, opening availability and ongoing liquidity. MC Advisors documents this preliminary analysis which is thoroughly reviewed by at least one member of its investment committee prior to proposing a formal term sheet. We believe this early involvement of the investment committee ensures that our resources and those of third parties are deployed appropriately and efficiently during the investment process and lowers execution risk for our clients. With respect to transactions reviewed by MC Advisors, we expect that only approximately 10% of our sourced deals will reach the formal term sheet stage.
Credit Approval/Investment Committee Review. MC Advisors employs a standardized, structured process developed by Monroe Capital when evaluating and underwriting new investments for our portfolio. MC Advisors’ investment committee considers its comprehensive new business presentation to approve or decline each investment. MC Advisors' investment committee includes Messrs. Solimene Jr., Uddin, Egan and VanDerMeid. The committee is committed to providing a prompt turnaround on investment decisions. Each meeting to approve an investment requires a quorum of at least three members of the investment committee, and each investment must receive unanimous approval by such members of the investment committee.
The following chart illustrates the stages of MC Advisors’ evaluation process:
Evaluation Process
Execution. We believe Monroe Capital has developed a strong reputation for closing deals as proposed, and we intend to continue this tradition. Through MC Advisors’ consistent approach to credit evaluation and underwriting, we seek to close deals as fast or faster than competitive financing providers while maintaining the discipline with respect to credit, pricing and structure necessary to ensure the ultimate success of the financing.

Monitoring. We benefit from the portfolio management system in place at Monroe Capital. This monitoring includes regular meetings between the responsible analyst and our portfolio company to discuss market activity and current events. MC Advisors’ portfolio management staff closely monitors all credits, with senior portfolio managers covering agented and more complex investments with the support of junior portfolio management staff. MC Advisors segregates our capital markets investments by industry. MC Advisors’ monitoring process, developed by Monroe Capital, has daily, weekly, monthly and quarterly components and related reports, each to evaluate performance against historical, budget and underwriting expectations. MC Advisors’ analysts monitor performance using standard industry software tools to provide consistent disclosure of performance. When necessary, MC Advisors updates our internal risk ratings, borrowing base criteria and covenant compliance reports.
As part of the monitoring process, MC Advisors regularly assesses the risk profile of each of our investments and rates each of them based on an internal proprietary system that uses the categories listed below, which we refer to as MC Advisors’ investment performance risk rating. For any investment rated in Grades 3, 4 or 5, MC Advisors, through its internal Portfolio Management Group (“PMG”), will increase its monitoring intensity and prepare regular updates for the investment committee, summarizing current operating results and material impending events and suggesting recommended actions. The PMG is responsible for oversight and management of any investment rated in Grades 3, 4 or 5. MC Advisors monitors and, when appropriate, changes the investment ratings assigned to each investment in our portfolio. In connection with our valuation process, MC Advisors reviews these investment performance risk ratings on a quarterly basis. The investment performance risk rating system is described as follows:

Investment Performance Risk Rating	Summary Description
Grade 1	Includes investments exhibiting the least amount of risk in our portfolio. The issuer is performing above expectations or the issuer’s operating trends and risk factors are generally positive.

Grade 2	Includes investments exhibiting an acceptable level of risk that is similar to the risk at the time of origination. The issuer is generally performing as expected or the risk factors are neutral to positive.

Grade 3	Includes investments performing below expectations and indicates that the investment’s risk has increased somewhat since origination. The issuer may be out of compliance with debt covenants; however, scheduled loan payments are generally not past due.

Grade 4	Includes an issuer performing materially below expectations and indicates that the issuer’s risk has increased materially since origination. In addition to the issuer being generally out of compliance with debt covenants, scheduled loan payments may be past due (but generally not more than six months past due).

Grade 5	Indicates that the issuer is performing substantially below expectations and the investment risk has substantially increased since origination. Most or all of the debt covenants are out of compliance or payments are substantially delinquent. Investments graded 5 are not anticipated to be repaid in full.
Our investment performance risk ratings do not constitute any rating of investments by a nationally recognized statistical rating organization or reflect or represent any third-party assessment of any of our investments.
In the event of a delinquency or a decision to rate an investment Grade 4 or Grade 5, the PMG, in consultation with the investment committee, will develop an action plan. Such a plan may require a meeting with the borrower’s management or the lender group to discuss reasons for the default and the steps management is undertaking to address the under-performance, as well as amendments and waivers that may be required. In the event of a dramatic deterioration of a credit, MC Advisors and the PMG will form a team or engage outside advisors to analyze, evaluate and take further steps to preserve our value in the credit. In this regard, we would expect to explore all options, including in a private equity sponsored investment, assuming certain responsibilities for the private equity sponsor or a formal sale of the business with oversight of the sale process by us. The PMG and the investment committee have extensive experience in running debt work-out transactions and bankruptcies.

The following table shows the distribution of our investments on the 1 to 5 investment performance risk rating scale as of December 31, 2024 (in thousands):

Investment Performance Risk Rating	Investments at Fair Value	Percentage of Total Investments
1	$—	—%
2	370,573	81.0
3	65,711	14.4
4	15,935	3.5
5	4,829	1.1
Total	$457,048	100.0%
The following table shows the distribution of our investments on the 1 to 5 investment performance risk rating scale as of December 31, 2023 (in thousands):

Investment Performance Risk Rating	Investments at Fair Value	Percentage of Total Investments
1	$—	—%
2	405,888	83.1
3	74,224	15.2
4	4,721	1.0
5	3,553	0.7
Total	$488,386	100.0%
SUMMARY RISK FACTORS
The risk factors described below are a summary of the principal risk factors associated with an investment in us. These are not the only risks we face. You should carefully consider these risk factors, together with the risk factors set forth in Item 1A. of this Annual Report on Form 10-K and the other reports and documents filed by us with the SEC.
We are subject to risks relating to our business and structure
•We depend upon MC Advisors’ senior management for our success, and upon its access to the investment professionals of Monroe Capital and its affiliates.
•There may be conflicts related to obligations that MC Advisors’ senior investment professionals and members of its investment committee have to other clients.
•Our management and incentive fee structure may create incentives for MC Advisors that are not fully aligned with the interests of our stockholders.
•Our ability to enter into transactions with our affiliates is restricted, which may limit the scope of investments available to us.
•The 1940 Act allows us to incur additional leverage, which could increase the risk of investing in us.
•We operate in a highly competitive market for investment opportunities, which could reduce returns and result in losses.
•We will be subject to U.S. federal income tax imposed at corporate rates if we are unable to qualify or maintain qualification as a RIC under Subchapter M of the Code.

•An extended disruption in the capital markets and the credit markets could negatively affect us and our portfolio companies.
•Regulations governing our operation as a BDC affect our ability to and the way in which we raise additional capital.
•We maintain a revolving credit facility and may use other borrowed funds to make investments or fund our business operations, which exposes us to risks typically associated with leverage and increases the risk of investing in us.
•We are exposed to risks associated with changes in interest rates.
•The majority of our portfolio investments are recorded at fair value as determined in good faith by our Valuation Designee and, as a result, there may be uncertainty as to the value of our portfolio investments.
•Changes in laws or regulations governing our operations may adversely affect our business or cause us to alter our business strategy.
•Our Board may change our investment objective, operating policies and strategies without prior notice or stockholder approval, the effects of which may be adverse.
•Each of MC Advisors and the Administrator can resign on 60 days’ notice, and we can provide no assurance that we could find a suitable replacement within that time, resulting in a disruption in our operations that could adversely affect our financial condition, business and results of operations.
•The failure in cybersecurity systems, as well as the occurrence of events unanticipated in our disaster recovery systems and management continuity planning, could impair our ability to conduct business effectively.
We are subject to risks relating to our investments
•Economic, political and market conditions could have a significant adverse effect on our business, financial condition and results of operations.
•Inflation may adversely affect the business, result of operations and financial condition of our portfolio companies.
•Our portfolio companies consist of and will likely continue to consist primarily of lower middle-market, privately owned companies, which may present a greater risk of loss than loans to larger companies.
•We may be subject to risks associated with our investments in senior loans, junior debt securities, “covenant-lite” loans, unitranche secured loans and securities, bank loans, and securitized products.
•The lack of liquidity in our investments may adversely affect our business.
•Price declines and illiquidity in the corporate debt markets may adversely affect the fair value of our portfolio investments, reducing our net asset value through increased net unrealized losses.
•Our portfolio companies may prepay loans, which prepayment may reduce stated yields if capital returned cannot be invested in transactions with equal or greater expected yields.
•Because we do not hold controlling equity interests in the majority of our portfolio companies, we may not be able to exercise control over our portfolio companies or to prevent decisions by management of our portfolio companies, which could decrease the value of our investments.
•Defaults by our portfolio companies will harm our operating results.
•Our portfolio companies may incur debt that ranks equally with, or senior to, our investments in such companies.

•We may not realize gains from our equity investments.
We are subject to risks relating to our common stock
•We may not be able to pay distributions, our distributions may not grow over time and/or a portion of our distributions may be a return of capital.
•If we sell common stock at a discount to our net asset value per share, stockholders who do not participate in such sale will experience immediate dilution in an amount that may be material.
•Investing in our common stock may involve an above-average degree of risk.
•Shares of closed-end investment companies, including BDCs, often trade at a discount to their net asset value, and our shares have not traded at or above net asset value since the second quarter of 2022.
•The market price of our securities fluctuates.
We are subject to risks relating to our 2026 Notes
•The 2026 Notes are unsecured and therefore are effectively subordinated to any secured indebtedness we have incurred or may incur in the future.
•If we default on our obligations to pay our other indebtedness, we may not be able to make payments on the 2026 Notes.
MANAGEMENT AND OTHER AGREEMENTS
MC Advisors is located at 311 South Wacker Drive, Suite 6400, Chicago, Illinois 60606. MC Advisors is a registered investment adviser under the Advisers Act. Subject to the overall supervision of our Board and in accordance with the 1940 Act, MC Advisors manages our day-to-day operations and provides investment advisory services to us. Under the terms of the Investment Advisory and Management Agreement, MC Advisors:
•determines the composition of our portfolio, the nature and timing of the changes to our portfolio and the manner of implementing such changes;
•assists us in determining what securities we purchase, retain or sell;
•identifies, evaluates and negotiates the structure of the investments we make (including performing due diligence on our prospective portfolio companies); and
•executes, closes, services and monitors the investments we make.
MC Advisors’ services under the Investment Advisory and Management Agreement are not exclusive, and it is free to furnish similar services to other entities so long as its services to us are not impaired.
Investment Advisory and Management Agreement
Under the Investment Advisory and Management Agreement with MC Advisors and subject to the overall supervision of our Board, MC Advisors provides investment advisory services to us. For providing these services, MC Advisors receives a fee from us, consisting of two components — a base management fee and an incentive fee. Refer to "Part II - Recent Developments" for additional information on the Investment Advisory and Management Agreement.

On November 4, 2019, our Board approved a change to the Investment Advisory and Management Agreement to amend the base management fee structure. Effective July 1, 2019, the base management fee is calculated initially at an annual rate equal to 1.75% of average invested assets (calculated as total assets excluding cash, which includes assets financed using leverage); provided, however, the base management fee is calculated at an annual rate equal to 1.00% of our average invested assets (calculated as total assets excluding cash, which includes assets financed using leverage) that exceeds the product of (i) 200% and (ii) our average net assets. For the avoidance of doubt, the 200% is calculated in accordance with the asset coverage limitation as defined in the 1940 Act to give effect to our exemptive relief with respect to MRCC SBIC’s SBA debentures. This change has the effect of reducing our base management fee rate on assets in excess of regulatory leverage of 1:1 debt to equity to 1.00% per annum. The base management fee is payable quarterly in arrears.
Prior to July 1, 2019, the base management fee was calculated at an annual rate equal to 1.75% of average invested assets (calculated as total assets excluding cash, which included assets financed using leverage) and was payable quarterly in arrears.
The incentive fee consists of two parts. The first part is calculated and payable quarterly in arrears based on our pre-incentive fee net investment income for the preceding quarter subject to a total return requirement. Pre-incentive fee net investment income means interest income, dividend income and any other income (including any other fees such as commitment, origination, structuring, diligence and consulting fees or other fees that we receive from portfolio companies but excluding fees for providing managerial assistance) accrued during the calendar quarter, minus operating expenses for the quarter (including the base management fee, any expenses payable under our administration agreement between us and MC Management (the “Administration Agreement”) and any interest expense and dividends paid on any outstanding preferred stock, but excluding the incentive fee). Pre-incentive fee net investment income includes, in the case of investments with a deferred interest feature such as market discount, debt instruments with PIK interest, preferred stock with PIK dividends and zero-coupon securities, accrued income that we have not yet received in cash. MC Advisors is not under any obligation to reimburse us for any part of the incentive fee it received that was based on accrued interest that we never actually receive.
The foregoing incentive fee is subject to a total return requirement, which provides that no incentive fee in respect of our pre-incentive fee net investment income will be payable except to the extent 20.0% of the cumulative net increase in net assets resulting from operations over the then-current and 11 preceding quarters exceeds the cumulative incentive fees accrued and/or paid for the 11 preceding quarters (the “Incentive Fee Limitation”). Therefore, any ordinary income incentive fee that is payable in a calendar quarter will be limited to the lesser of (i) 20% of the amount by which our pre-incentive fee net investment income for such calendar quarter exceeds the 2% hurdle described below, subject to the “catch-up” provision, and (ii) (x) 20% of the cumulative net increase in net assets resulting from operations for the then current and 11 preceding calendar quarters minus (y) the cumulative incentive fees accrued and/or paid for the 11 preceding calendar quarters. For the foregoing purpose, the “cumulative net increase in net assets resulting from operations” is the amount, if positive, of the sum of our pre-incentive fee net investment income, base management fees, realized gains and losses and unrealized gains and losses for the then-current and 11 preceding calendar quarters.
Pre-incentive fee net investment income does not include any realized capital gains or losses or unrealized capital gains or losses. If any distributions from portfolio companies are characterized as a return of capital, such returns of capital would affect the capital gains incentive fee to the extent a gain or loss is realized. Because of the structure of the incentive fee, it is possible that we may pay an incentive fee in a quarter where we incur a loss. For example, if we receive pre-incentive fee net investment income in excess of the hurdle rate (as defined below) for a quarter, we will pay the applicable incentive fee even if we have incurred a loss in that quarter due to realized and unrealized capital losses.
Pre-incentive fee net investment income, expressed as a rate of return on the value of our net assets (defined as total assets less indebtedness and before taking into account any incentive fees payable during the period) at the end of the immediately preceding calendar quarter, is compared to a fixed “hurdle rate” of 2% per quarter (8% annually). If market interest rates rise, we may be able to invest our funds in debt instruments that provide for a higher return, which would increase our pre-incentive fee net investment income and make it easier for MC Advisors to surpass the fixed hurdle rate and receive an incentive fee based on such net investment income.

We pay MC Advisors an incentive fee with respect to our pre-incentive fee net investment income in each calendar quarter as follows:
•no incentive fee in any calendar quarter in which the pre-incentive fee net investment income does not exceed the hurdle rate of 2% (8% annually);
•100% of our pre-incentive fee net investment income with respect to that portion of such pre-incentive fee net investment income, if any, that exceeds the hurdle rate but is less than 2.5% in any calendar quarter. We refer to this portion of our pre-incentive fee net investment income (which exceeds the hurdle rate but is less than 2.5%) as the “catch-up” provision. The catch-up is meant to provide MC Advisors with 20% of the pre-incentive fee net investment income as if a hurdle rate did not apply if this net investment income exceeds 2.5% in any calendar quarter; and
•20% of the amount of our pre-incentive fee net investment income, if any, that exceeds 2.5% in any calendar quarter.
These calculations are adjusted for any share issuances or repurchases during the quarter.
The following is a graphical representation of the calculation of the income-related portion of the incentive fee:
Quarterly Incentive Fee Based on Pre-Incentive Fee Net Investment Income
Pre-incentive fee net investment income (expressed as a percentage of the value of net assets)
Percentage of pre-incentive fee net investment income allocated to income-related portion of incentive fee
These calculations will be appropriately prorated for any period of less than three months and adjusted for any share issuances or repurchases during the current quarter.
The second part of the incentive fee is a capital gains incentive fee that is determined and payable in arrears as of the end of each fiscal year (or upon termination of the Investment Advisory and Management Agreement, as of the termination date), and equals 20% of our realized capital gains as of the end of the fiscal year. In determining the capital gains incentive fee payable to MC Advisors, we calculate the cumulative aggregate realized capital gains and cumulative aggregate realized capital losses since our inception, and the aggregate unrealized capital depreciation as of the date of the calculation, as applicable, with respect to each of the investments in our portfolio. For this purpose, cumulative aggregate realized capital gains, if any, equals the sum of the differences between the net sales price of each investment, when sold, and the amortized cost of such investment. Cumulative aggregate realized capital losses equals the sum of the amounts by which the net sales price of each investment, when sold, is less than the amortized cost of such investment since our inception. Aggregate unrealized capital depreciation equals the sum of the difference, if negative, between the valuation of each investment as of the applicable calculation date and the amortized cost of such investment. At the end of the applicable year, the amount of capital gains that serves as the basis for our calculation of the capital gains incentive fee equals the cumulative aggregate realized capital gains less cumulative aggregate realized capital losses, less aggregate unrealized capital depreciation, with respect to our portfolio of investments. If this number is positive at the end of such year, then the capital gains incentive fee for such year equals 20% of such amount, less the aggregate amount of any capital gains incentive fees paid in respect of our portfolio in all prior years.

Examples of Quarterly Incentive Fee Calculation
Example 1: Income Related Portion of Incentive Fee before Total Return Requirement Calculation
Alternative 1
Assumptions
Investment income (including interest, dividends, fees, etc.) = 1.25%
Hurdle rate (1) = 2%
Management fee (2) = 0.4375%
Other expenses (legal, accounting, custodian, transfer agent, etc.) = 0.2%
Pre-incentive fee net investment income (investment income – (management fee + other expenses)) = 0.6125%
Pre-incentive fee net investment income does not exceed hurdle rate, therefore there is no income-related incentive fee.
Alternative 2
Assumptions
Investment income (including interest, dividends, fees, etc.) = 3.0%
Hurdle rate (1) = 2%
Management fee (2) = 0.4375%
Other expenses (legal, accounting, custodian, transfer agent, etc.) = 0.2%
Pre-incentive fee net investment income (investment income – (management fee + other expenses)) = 2.3625%
Incentive fee = 100% × Pre-incentive fee net investment income (subject to “catch-up”) (3)
= 100% × (2.3625% – 2%)
= 0.3625%
Pre-incentive fee net investment income exceeds the hurdle rate, but does not fully satisfy the “catch-up” provision, therefore the income-related portion of the incentive fee is 0.3625%.
Alternative 3
Assumptions
Investment income (including interest, dividends, fees, etc.) = 3.5%
Hurdle rate (1) = 2%
Management fee (2) = 0.4375%
Other expenses (legal, accounting, custodian, transfer agent, etc.) = 0.2%
Pre-incentive fee net investment income (investment income – (management fee + other expenses)) = 2.8625%
Incentive fee = 100% × Pre-incentive fee net investment income (subject to “catch-up”) (3)

Incentive fee = 100% × “catch-up” + (20% × (Pre-incentive fee net investment income – 2.5%))
“Catch-up” = 2.5% – 2%
= 0.5%
Incentive fee = (100% × 0.5%) + (20% × (2.8625% – 2.5%))
= 0.5% + (20% × 0.3625%)
= 0.5% + 0.0725%
= 0.5725%
Pre-incentive fee net investment income exceeds the hurdle rate, and fully satisfies the “catch-up” provision, therefore the income related portion of the incentive fee is 0.5725%.
(1)Represents 8.0% annualized hurdle rate.
(2)Represents 1.75% annualized base management fee.
(3)The “catch-up” provision is intended to provide our investment advisor with an incentive fee of 20% on all pre-incentive fee net investment income as if a hurdle rate did not apply when our net investment income exceeds 2.5% in any fiscal quarter.
Example 2: Income Portion of Incentive Fee with Total Return Requirement Calculation
Assumptions
Hurdle rate (1) = 2%
Management fee (2) = 0.4375%
Other expenses (legal, accounting, transfer agent, etc.) = 0.2%
Cumulative incentive compensation accrued and/or paid for preceding 11 calendar quarters = $9 million
Alternative 1
Additional Assumptions
Investment income (including interest, dividends, fees, etc.) = 3.50%
Pre-incentive fee net investment income (investment income – (management fee + other expenses)) = 2.8625%
20.0% of cumulative net increase in net assets resulting from operations over current and preceding 11 calendar quarters = $8 million
Although our pre-incentive fee net investment income exceeds the hurdle rate of 2.0% (as shown in Alternative 3 of Example 1 above), no incentive fee is payable because 20.0% of the cumulative net increase in net assets resulting from operations over the then current and 11 preceding calendar quarters did not exceed the cumulative income and capital gains incentive fees accrued and/or paid for the preceding 11 calendar quarters.
Alternative 2
Additional Assumptions
Investment Income (including interest, dividends, fees, etc.) = 3.50%

Pre-incentive fee net investment income (investment income – (management fee + other expenses)) = 2.8625%
20% of cumulative net increase in net assets resulting from operations over current and preceding 11 calendar quarters = $10 million
Because our pre-incentive fee net investment income exceeds the hurdle rate of 2.0% and because 20.0% of the cumulative net increase in net assets resulting from operations over the then current and 11 preceding calendar quarters exceeds the cumulative income and capital gains incentive fees accrued and/or paid for the preceding 11 calendar quarters, an incentive fee would be payable, as shown in Alternative 3 of Example 1 above.
(1)Represents 8.0% annualized hurdle rate.
(2)Represents 1.75% annualized base management fee.
Example 3: Capital Gains Portion of Incentive Fee (*)
Alternative 1:
Assumptions
Year 1: $20 million investment made in Company A (“Investment A”), and $30 million investment made in Company B (“Investment B”)
Year 2: Investment A sold for $50 million and fair market value (“FMV”) of Investment B determined to be $32 million
Year 3: FMV of Investment B determined to be $25 million
Year 4: Investment B sold for $31 million
The capital gains portion of the incentive fee would be:
Year 1: None
Year 2: Capital gains incentive fee of $6 million — ($30 million realized capital gains on sale of Investment A multiplied by 20%)
Year 3: None — $5 million (20% multiplied by ($30 million cumulative capital gains less $5 million cumulative capital depreciation)) less $6 million (previous capital gains fee paid in Year 2)
Year 4: Capital gains incentive fee of $200,000 — $6.2 million ($31 million cumulative realized capital gains multiplied by 20%) less $6 million (capital gains incentive fee taken in Year 2)
Alternative 2
Assumptions
Year 1: $20 million investment made in Company A (“Investment A”), $30 million investment made in Company B (“Investment B”) and $25 million investment made in Company C (“Investment C”)
Year 2: Investment A sold for $50 million, FMV of Investment B determined to be $25 million and FMV of Investment C determined to be $25 million
Year 3: FMV of Investment B determined to be $27 million and Investment C sold for $30 million
Year 4: FMV of Investment B determined to be $35 million
Year 5: Investment B sold for $20 million

The capital gains incentive fee, if any, would be:
Year 1: None
Year 2: $5 million capital gains incentive fee — 20% multiplied by $25 million ($30 million realized capital gains on Investment A less unrealized capital depreciation on Investment B)
Year 3: $1.4 million capital gains incentive fee (1) — $6.4 million (20% multiplied by $32 million ($35 million cumulative realized capital gains less $3 million unrealized capital depreciation)) less $5 million capital gains incentive fee received in Year 2
Year 4: None
Year 5: None — $5 million (20% multiplied by $25 million (cumulative realized capital gains of $35 million less realized capital losses of $10 million)) less $6.4 million cumulative capital gains incentive fee paid in Year 2 and Year 3 (2)
*The hypothetical amounts of returns shown are based on a percentage of our total net assets and assume no leverage. There is no guarantee that positive returns will be realized, and actual returns may vary from those shown in this example.
(1)As illustrated in Year 3 of Alternative 1 above, if we were to be wound up on a date other than our fiscal year end of any year, we may have paid aggregate capital gains incentive fees that are more than the amount of such fees that would be payable if we had been wound up on the fiscal year end of such year.
(2)As noted above, it is possible that the cumulative aggregate capital gains fee received by our investment advisor ($6.4 million) is effectively greater than $5 million (20% of cumulative aggregate realized capital gains less net realized capital losses or net unrealized depreciation ($25 million)).
Payment of Our Expenses
All investment professionals of MC Advisors and/or its affiliates, when and to the extent engaged in providing investment advisory services to us, and the compensation and routine overhead expenses of personnel allocable to these services to us, are provided and paid for by MC Advisors and not by us. We bear all other out-of-pocket costs and expenses of our operations and transactions, including, without limitation:
•organization and offering;
•calculating our net asset value (including the cost and expenses of any independent valuation firm);
•fees and expenses incurred by MC Advisors payable to third parties, including agents, consultants or other advisors, in monitoring financial and legal affairs for us and in conducting research and due diligence on prospective investments and equity sponsors, analyzing investment opportunities, structuring our investment and monitoring our investments and portfolio companies on an ongoing basis (although none of MC Advisors’ duties will be subcontracted to sub-advisors);
•interest payable on debt, if any, incurred to finance our investments;
•offerings of our common stock and other securities;
•investment advisory fees;
•administration fees and expenses, if any, payable under the Administration Agreement (including payments under the Administration Agreement between us and MC Management based upon our allocable portion of MC Management’s overhead in performing its obligations under the Administration Agreement, including rent and the allocable portion of the cost of our chief financial officer and chief compliance officer, and their respective staffs);
•transfer agent, dividend agent and custodial fees and expenses;

•federal and state registration fees;
•all costs of registration and listing our shares on any securities exchange;
•federal, state and local taxes;
•independent directors’ fees and expenses;
•costs of preparing and filing reports or other documents required by the SEC or other regulators;
•costs of any reports, proxy statements or other notices to stockholders, including printing costs;
•fidelity bond, directors and officers/errors and omissions liability insurance, and any other insurance premiums;
•direct costs and expenses of administration, including printing, mailing, long distance telephone, copying, secretarial and other staff, independent auditors and outside legal costs;
•proxy voting expenses; and
•all other expenses incurred by us or MC Management in connection with administering our business.
Duration and Termination
Unless terminated earlier as described below, the Investment Advisory and Management Agreement will continue in effect from year to year if approved annually by our Board or by the affirmative vote of the holders of a majority of our outstanding voting securities, and, in either case, if also approved by a majority of our directors who are not “interested persons.” The Investment Advisory and Management Agreement automatically terminates in the event of its assignment, as defined in the 1940 Act, by MC Advisors and may be terminated by either party without penalty upon not less than 60 days’ written notice to the other. The holders of a majority of our outstanding voting securities may also terminate the Investment Advisory and Management Agreement without penalty. See “Risk Factors — Risks Relating to Our Business and Structure — We depend upon MC Advisors’ senior management for our success, and upon its access to the investment professionals of Monroe Capital and its affiliates” and “Risk Factors — Risks Relating to Our Business and Structure — MC Advisors can resign on 60 days’ notice, and we may not be able to find a suitable replacement within that time, resulting in a disruption in our operations that could adversely affect our financial condition, business and results of operations.”
Indemnification
The Investment Advisory and Management Agreement provides that, absent willful misfeasance, bad faith or gross negligence in the performance of its duties or by reason of the reckless disregard of its duties and obligations, MC Advisors and its affiliates’ respective officers, directors, members, managers, stockholders and employees are entitled to indemnification from us from and against any claims or liabilities, including reasonable legal fees and other expenses reasonably incurred, arising out of or in connection with our business and operations or any action taken or omitted on our behalf pursuant to authority granted by the Investment Advisory and Management Agreement, except where attributable to gross negligence, willful misconduct, bad faith or reckless disregard of such person’s duties under the Investment Advisory and Management Agreement.
Administration Agreement
Pursuant to an Administration Agreement, MC Management furnishes us with office facilities and equipment and provides us clerical, bookkeeping and record keeping and other administrative services at such facilities. Under the Administration Agreement, MC Management performs, or oversees the performance of, our required administrative services, which include, among other things, being responsible for the financial records that we are required to maintain and preparing reports to our stockholders and reports filed with the SEC. MC Management also assists us in determining and publishing our net asset value, oversees the preparation and filing of our tax returns, disseminates reports to our stockholders and generally oversees the payment of our expenses and the performance of administrative and professional services rendered to us by others. Under the Administration Agreement, MC Management also provides managerial assistance on our behalf to those portfolio companies that have accepted our offer to provide such assistance.

Payments under the Administration Agreement are equal to an amount based upon our allocable portion (subject to the review and approval of our Board) of MC Management’s overhead in performing its obligations under the Administration Agreement, including rent and our allocable portion of the cost of our officers, including our chief financial officer and chief compliance officer and their respective staffs. Unless terminated earlier as described below, the Administration Agreement will continue in effect from year to year with the approval of our Board. The Administration Agreement may be terminated by either party without penalty upon 60 days’ written notice to the other party.
MC Management may retain third parties to assist in providing administrative services to us. To the extent that MC Management outsources any of its functions, we pay the fees associated with such functions on a direct basis without profit to MC Management. We reimburse MC Management for the allocable portion (subject to the review and approval of our Board) of MC Management’s overhead and other expenses incurred by it in performing its obligations under the Administration Agreement, including rent, the fees and expenses associated with performing compliance functions, and our allocable portion of the cost of our chief financial officer and chief compliance officer and their respective staffs. For the years ended December 31, 2024, 2023 and 2022, we incurred 2.9 million, 2.8 million and 3.1 million in administrative expenses (included within Professional fees, Administrative service fees and General and administrative expenses on the consolidated statements of operations) under the Administration Agreement, respectively, of which $1.0 million, $0.9 million and 1.2 million, respectively, was related to MC Management overhead and salary allocation and paid directly to MC Management.
Indemnification
The Administration Agreement provides that, absent willful misfeasance, bad faith or gross negligence in the performance of its duties or by reason of the reckless disregard of its duties and obligations, MC Management and its affiliates’ respective officers, directors, members, managers, stockholders and employees are entitled to indemnification from us from and against any claims or liabilities, including reasonable legal fees and other expenses reasonably incurred, arising out of or in connection with our business and operations or any action taken or omitted on our behalf pursuant to authority granted by the Administration Agreement, except where attributable to gross negligence, willful misconduct, bad faith or reckless disregard of such person’s duties under the Administration Agreement.
License Agreement
We have entered into a license agreement with Monroe Capital under which Monroe Capital has agreed to grant us a non-exclusive, royalty-free license to use the name “Monroe Capital.” Under this agreement, we have a right to use the “Monroe Capital” name for so long as MC Advisors or one of its affiliates remains our investment advisor. Other than with respect to this limited license, we have no legal right to the “Monroe Capital” name. This license agreement will remain in effect for so long as the Investment Advisory and Management Agreement with MC Advisors is in effect.
MC Advisors’ Staffing Agreement
We do not have any internal employees. We depend on the diligence, skill and network of business contacts of the senior investment professionals of MC Advisors to achieve our investment objective. MC Advisors is an affiliate of Monroe Capital and depends upon access to the investment professionals and other resources of Monroe Capital and Monroe Capital’s affiliates to fulfill its obligations to us under the Investment Advisory and Management Agreement. MC Advisors also depends upon Monroe Capital to obtain access to deal flow generated by the professionals of Monroe Capital and its affiliates. Under the Staffing Agreement, MC Management provides MC Advisors with the resources necessary to fulfill these obligations. The Staffing Agreement provides that MC Management will make available to MC Advisors experienced investment professionals and access to the senior investment personnel of Monroe Capital for purposes of evaluating, negotiating, structuring, closing and monitoring our investments. The Staffing Agreement also includes a commitment that the members of MC Advisors’ investment committee serve in such capacity. The Staffing Agreement remains in effect until terminated and may be terminated by either party without penalty upon 60 days’ written notice to the other party. Services under the Staffing Agreement are provided to MC Advisors on a direct cost reimbursement basis, and such fees are not our obligation.

Board Approval of the Investment Advisory and Management Agreement
At a meeting of our Board held on August 1, 2024, our Board, including directors who are not “interested persons” as defined in the 1940 Act, voted unanimously to approve and continue the Investment Advisory and Management Agreement for another annual period in accordance with the requirements of the 1940 Act. In reaching a decision to approve and continue the Investment Advisory and Management Agreement and investment committee, the Board reviewed a significant amount of information and considered, among other things:
•Nature, Quality and Extent of Services. Our Board reviewed information about the services to be performed and the personnel performing such services under the Investment Advisory and Management Agreement , including the specific approval of the members of the investment committee to be provided pursuant to the Staffing Agreement. Our Board considered the nature, extent and quality of the investment selection process employed by MC Advisors and the experience of the members of the investment committee. Our Board concluded that the services to be provided under the Investment Advisory and Management Agreement are consistent with those of comparable BDCs described in the available market data.
•The reasonableness of the fees paid to MC Advisors. Our Board considered comparative data based on publicly available information on other BDCs with respect to services rendered and the advisory fees (including the management fees and incentive fees) of other BDCs as well as our projected operating expenses and expense ratio compared to other BDCs. Our Board also considered the profitability of MC Advisors. Based upon its review, our Board concluded that the fees to be paid under the Investment Advisory and Management Agreement are reasonable compared to other BDCs.
•Investment Performance. Our Board reviewed our investment performance as well as comparative data with respect to the investment performance of other externally managed BDCs. Our Board concluded that MC Advisors was delivering results consistent with our investment objective over the most recently completed period.
•Economies of Scale. Our Board addressed the potential for MC Advisors to realize economies of scale in managing our assets, and determined that at this time they did not expect economies of scale to be realized by MC Advisors.
Based on the information reviewed and the discussions detailed above, our Board, including all of the directors who are not “interested persons” as defined in the 1940 Act, concluded that the investment advisory fee rates and terms are fair and reasonable in relation to the services provided and approved the Investment Advisory and Management Agreement and its continuation as being in the best interests of our stockholders. MC Advisors bears all expenses related to the services and personnel provided. Refer to "Part II - Recent Developments" for additional information on the Investment Advisory and Management Agreement.
VALUATION PROCESS AND DETERMINATION OF NET ASSET VALUE
The net asset value per share of our outstanding shares of common stock is determined quarterly by dividing the value of total assets minus liabilities by the total number of shares outstanding. We calculate the value of our total assets in accordance with the following procedures.
For periods prior to September 30, 2022, the Board determined the fair value of our investments in good faith on a quarterly basis. On September 30, 2022, pursuant to SEC Rule 2a-5 under the 1940 Act, the Board designated MC Advisors as our valuation designee (the “Valuation Designee”). The Board is responsible for oversight of the Valuation Designee. The Valuation Designee has established a valuation committee to determine in good faith the fair value of our investments, based on input of the Valuation Designee’s management and personnel and independent valuation firms which are engaged at the direction of the valuation committee to assist in the valuation of certain portfolio investments lacking a readily available market quotation. The valuation committee determines fair values pursuant to a valuation policy approved by the Board and pursuant to a consistently applied valuation process.

Under the valuation policy, the Valuation Designee values investments for which market quotations are readily available and within a recent date at such market quotations. When doing so, the Valuation Designee determines whether the quote obtained is sufficient in accordance with generally accepted accounting principles in the United States of America to determine the fair value of the security. Debt and equity securities that are not publicly traded or whose market prices are not readily available or whose market prices are not regularly updated are valued at fair value as determined in good faith by the Valuation Designee. Because we expect that there will not be a readily available market for many of the investments in our portfolio, we expect to value many of our portfolio investments at fair value as determined in good faith by our Valuation Designee using a documented valuation policy and a consistently applied valuation process. Such determination of fair values may involve subjective judgments and estimates. Due to the inherent uncertainty of determining the fair value of investments that do not have a readily available market value, the fair value of our investments may differ significantly from the values that would have been used had a readily available market value existed for such investments, and the differences could be material. If we were required to liquidate a portfolio investment in a forced or liquidation sale, we could realize amounts that are different from the amounts presented and such differences could be material.
With respect to investments for which market quotations are not readily available, the Valuation Designee undertakes a multi-step valuation process each quarter, as described below:
•the quarterly valuation process begins with each portfolio company or investment being initially evaluated and rated by the investment professionals of the Valuation Designee responsible for the credit monitoring of the portfolio investment;
•our Valuation Designee engages an independent valuation firm to conduct independent appraisals of a selection of investments for which market quotations are not readily available. We will consult with an independent valuation firm relative to each portfolio company at least once in every calendar year, but the independent appraisals are generally received quarterly for each investment;
•to the extent an independent valuation firm is not engaged to conduct an investment appraisal on an investment for which market quotations are not readily available, the investment is valued by the Valuation Designee;
•preliminary valuation conclusions are then documented and discussed with the valuation committee of the Valuation Designee;
•the valuation conclusions are approved by the valuation committee of the Valuation Designee; and
•a report prepared by the Valuation Designee is presented to the Board quarterly to allow the Board to perform its oversight duties of the valuation process and the Valuation Designee.
The valuation technique utilized in the determination of fair value is affected by a wide variety of factors including the type of investment, whether the investment is new and not yet established in the marketplace, and other characteristics particular to the transaction. The Valuation Designee generally uses the income approach to determine fair value for loans where market quotations are not readily available, as long as it is appropriate. If there is deterioration in credit quality or a debt investment is in workout status, the Valuation Designee may consider other factors in determining the fair value, including the value attributable to the debt investment from the enterprise value of the portfolio company or the proceeds that would be received in a liquidation analysis. This liquidation analysis may also include probability weighting of alternative outcomes. The Valuation Designee generally considers our debt to be performing if the borrower is not in default, the borrower is remitting payments in a timely manner, the loan is in covenant compliance and the loan is otherwise not deemed to be impaired. In determining the fair value of the performing debt, the Valuation Designee considers fluctuations in current interest rates, the trends in yields of debt instruments with similar credit ratings, financial condition of the borrower, economic conditions and other relevant factors, both qualitative and quantitative. In the event that a debt instrument is not performing, as defined above, the Valuation Designee will evaluate the value of the collateral utilizing the same framework described above for a performing loan to determine the value of the debt instrument. See Note 4 to the accompanying consolidated financial statements for additional information on the determination of fair value.

We report our investments at fair value with changes in value reported through our consolidated statements of operations under the caption “unrealized gain (loss).” In determining fair value, we are required to assume that portfolio investments are to be sold in the principal market to market participants, or in the absence of a principal market, the most advantageous market, which may be a hypothetical market. Market participants are defined as buyers and sellers in the principal or most advantageous market that are independent, knowledgeable, and willing and able to transact. The market in which we can exit portfolio investments with the greatest volume and level activity is considered our principal market.
Determination of fair value involves subjective judgments and estimates. Accordingly, the notes to our consolidated financial statements express the uncertainty with respect to the possible effect of such valuations, and any change in such valuations, on our consolidated financial statements.
COMPETITION
We compete with a number of specialty and commercial finance companies to make the types of investments that we make in middle-market companies, including other BDCs, traditional commercial banks, private investment funds, regional banking institutions, small business investment companies, investment banks and insurance companies. Additionally, with increased competition for investment opportunities, alternative investment vehicles such as hedge funds may invest in areas they have not traditionally invested in or from which they had withdrawn during the recent economic downturn, including investing in middle-market companies. As a result, competition for investments in lower middle-market companies has intensified, and we expect that trend to continue. Many of our existing and potential competitors are substantially larger and have considerably greater financial, technical and marketing resources than we do. For example, some competitors may have a lower cost of funds and access to funding sources that are not available to us. In addition, some of our competitors may have higher risk tolerances or different risk assessments, which could allow them to consider a wider variety of investments and establish more relationships than us.
We use the expertise of the investment professionals of MC Advisors to assess investment risks and determine appropriate pricing and terms for investments in our loan portfolio. In addition, we expect that the relationships of the senior professionals of MC Advisors will enable us to learn about, and compete effectively for, investment opportunities with attractive middle-market companies, independently or in conjunction with the private equity clients of MC Advisors. For additional information concerning the competitive risks we face, see “Risk Factors — Risks Relating to Our Business and Structure — We operate in a highly competitive market for investment opportunities, which could reduce returns and result in losses.”
INFORMATION TECHNOLOGY
We utilize a number of industry standard practices and software packages to secure, protect, manage and back up all corporate data. We outsource portions of our information technology function to efficiently monitor and maintain our systems. Also, we conduct a daily backup of our systems to ensure the security and stability of the network.
ELECTION TO BE TAXED AS A RIC
As a BDC, we have elected to be treated as a RIC under Subchapter M of the Code, however, no assurance can be given that we will be able to maintain our RIC tax treatment. As a RIC, we generally do not have to pay corporate-level U.S. federal income taxes on any ordinary income or capital gains that we timely distribute to our stockholders as dividends. To continue to qualify as a RIC, we must, among other things, meet certain source-of income and asset diversification requirements (as described below). In addition, we are generally required to distribute to our stockholders, on a timely basis for each taxable year, at least 90% of our “investment company taxable income,” which is generally our net ordinary income plus the excess of realized net short-term capital gains over realized net long-term capital losses (the “Annual Distribution Requirement”).
TAXATION AS A RIC
If we continue to:
•qualify as a RIC; and
•satisfy the Annual Distribution Requirement;

then we will not be subject to U.S. federal income tax on the portion of our investment company taxable income and net capital gains, defined as net long-term capital gains in excess of net short-term capital losses we distribute to our stockholders.
We will be subject to U.S. federal income tax imposed at corporate rates on any net income or net capital gain not distributed (or deemed distributed) to our stockholders.
In addition, we will be subject to a 4% nondeductible federal excise tax on our undistributed income unless we distribute in a timely manner an amount at least equal to the sum of (a) 98% of our ordinary income for each calendar year, (b) 98.2% of the amount by which our capital gain exceeds our capital loss (adjusted for certain ordinary losses) for the one-year period ending October 31 in that calendar year and (c) certain undistributed amounts from previous years on which we paid no U.S. federal income tax (the “Excise Tax Avoidance Requirement”). For this purpose, however, any ordinary income or capital gain net income retained by us that is subject to corporate income tax for the tax year ending in that calendar year will be considered to have been distributed by year end. For the years ended December 31, 2024, 2023 and 2022, we recorded $0.5 million, $0.5 million and $0.1 million on our consolidated statements of operations for U.S. federal excise taxes.
In order to qualify as a RIC for U.S. federal income tax purposes, we must, among other things:
•meet the Annual Distribution Requirement;
•qualify to be treated as a BDC under the 1940 Act at all times during each taxable year;
•derive in each taxable year at least 90% of our gross income from dividends, interest, payments with respect to certain securities loans, gains from the sale or other taxable disposition of stock or other securities or foreign currencies, or other income derived with respect to our business of investing in such stock or securities, and net income from certain “qualified publicly traded partnerships” (as defined in the Code) (the “90% Income Test”); and
•diversify our holdings so that at the end of each quarter of the taxable year:
•at least 50% of the value of our assets consists of cash, cash items, U.S. government securities, securities of other RICs, and other securities if such other securities of any one issuer do not represent more than 5% of the value of our assets or more than 10% of the outstanding voting securities of the issuer; and
•no more than 25% of the value of our assets is invested in the securities, other than U.S. government securities or securities of other RICs, of one issuer or of two or more issuers that are controlled by us and which are determined, under applicable Code rules, to be engaged in the same or similar or related trades or businesses or in the securities of one or more qualified publicly traded partnerships (the “Diversification Tests”).
To the extent that we invest in entities treated as partnerships for U.S. federal income tax purposes (other than a “qualified publicly traded partnership”), we generally must include the items of gross income derived by the partnerships for purposes of the 90% Income Test, and the income that is derived from a partnership (other than a “qualified publicly traded partnership”) will be treated as qualifying income for purposes of the 90% Income Test only to the extent that such income is attributable to items of income of the partnership which would be qualifying income if realized by us directly. In addition, we generally must take into account our proportionate share of the assets held by partnerships (other than a “qualified publicly traded partnership”) in which we are a partner for purposes of the Diversification Tests.
In order to prevent our receipt of income that would not satisfy the 90% Income Test, we have established and may establish additional special purpose corporations to hold assets from which we do not anticipate earning dividend, interest or other qualifying income under the 90% Income Test. Any investments held through a special purpose corporation would generally be subject to U.S. federal income tax and other taxes, and therefore would be expected to achieve a reduced after-tax yield.

We may be required to recognize taxable income in circumstances in which we do not receive a corresponding payment in cash. For example, for debt obligations that are treated under applicable tax rules as having original issue discount (such as debt instruments with PIK interest or, in certain cases, increasing interest rates or issued with warrants), we must include in income each year a portion of the original issue discount that accrues over the life of the obligation, regardless of whether cash representing such income is received by us in the same taxable year. We may also have to include in our income other amounts that we have not yet received in cash, such as deferred loan origination fees that are paid after origination of the loan or are paid in non-cash compensation such as warrants or stock. We anticipate that a portion of our income will continue to constitute original issue discount or other income required to be included in taxable income prior to receipt of cash.
Because any original issue discount or other amounts accrued are included in our investment company taxable income in the year of the accrual, we may be required to make a distribution to our stockholders in order to satisfy the Annual Distribution Requirement, even though we will not have received the corresponding cash amount. As a result, we may have difficulty meeting the Annual Distribution Requirement. We may have to sell some of our investments at times and/or at prices we do not consider advantageous, raise additional debt or equity capital or forgo new investment opportunities for this purpose. If we are not able to obtain cash from other sources, we may fail to qualify as a RIC and thus become subject to corporate-level U.S. federal income tax.
Gain or loss realized from warrants as well as any loss attributable to the lapse of such warrants generally will be treated as capital gain or loss. Such gain or loss generally will be long-term or short-term, depending on how long we held a particular warrant.
Our investments in non-U.S. securities may be subject to non-U.S. income, withholding and other taxes. In that case, our yield on those securities would be decreased. Stockholders will generally not be entitled to claim a credit or deduction with respect to non-U.S. taxes paid by us.
If we purchase shares in a “passive foreign investment company” (a “PFIC”), we may be subject to U.S. federal income tax on any “excess distribution” or any gain from the disposition of such shares even if such income is distributed as a taxable dividend by us to our stockholders. Additional charges in the nature of interest generally will be imposed on us in respect of deferred taxes arising from any such excess distributions or gains. This additional tax and interest may apply even if we make a distribution as a taxable dividend by us to our shareholders in an amount equal to (1) any excess distribution, or (2) the gain from the dispositions of such shares. If we invest in a PFIC and elect to treat the PFIC as a “qualified electing fund” (a “QEF”), in lieu of the foregoing requirements, we will be required to include in income each year our proportionate share of the ordinary earnings and net capital gain of the QEF, even if such income is not distributed by the QEF. Alternatively, we can elect to mark-to-market at the end of each taxable year our shares in a PFIC; in that case, we will recognize as ordinary income any increase in the value of such shares and as ordinary loss any decrease in such value to the extent any such decrease does not exceed prior increases included in our income. Under either election, we may be required to recognize income in excess of distributions from our PFICs and our proceeds from dispositions of PFIC stock during that year, and such income will be taken into account for purposes of the Annual Distribution Requirement and the 4% federal excise tax.
Under Section 988 of the Code, gain or loss attributable to fluctuations in exchange rates between the time we accrue income, expenses, or other liabilities denominated in a foreign currency and the time we actually collect such income or pay such expenses or liabilities is generally treated as ordinary income or loss. Similarly, gain or loss on foreign currency forward contracts and the disposition of debt denominated in a foreign currency, to the extent attributable to fluctuations in exchange rates between the acquisition and disposition dates, are also treated as ordinary income or loss.
Through our use of leverage, we are subject to certain financial covenants that could limit our ability to make distributions to our stockholders. In addition, under the 1940 Act, we are not permitted to make distributions to our stockholders while our debt obligations and other senior securities are outstanding unless certain “asset coverage” tests are met. If we are unable to make sufficient distributions to satisfy the Annual Distribution Requirement, we may fail to qualify as a RIC.

Although we do not expect to do so, we are authorized (subject to our financial covenants and 1940 Act asset coverage tests) to borrow funds and to sell assets in order to satisfy the Annual Distribution Requirement and to eliminate or minimize our liability for U.S. federal income tax and the 4% federal excise tax. However, our ability to dispose of assets to make distributions may be limited by (1) the illiquid nature of our portfolio and/or (2) other requirements relating to our status as a RIC, including the Diversification Tests. If we dispose of assets in order to meet the Annual Distribution Requirement or to avoid the 4% federal excise tax, we may make such dispositions at times that, from an investment standpoint, are not advantageous.
If we fail to satisfy the Annual Distribution Requirement or otherwise fail to qualify as a RIC in any taxable year, and certain relief provisions are not available, we will be subject to tax in that year on all of our taxable income, regardless of whether we make any distributions to our stockholders. In that case, all of such income will be subject to corporate-level U.S. federal income tax, reducing the amount available to be distributed to our stockholders. See “Failure to Qualify as a RIC” below for more information.
A RIC is limited in its ability to deduct expenses in excess of its “investment company taxable income” (which is, generally, ordinary income plus the excess of net short-term capital gains over net long-term capital losses). If our expenses in a given year exceed investment company taxable income, we would experience a net operating loss for that year. However, a RIC is not permitted to carry forward net operating losses to subsequent years. In addition, expenses can be used only to offset investment company taxable income, not net capital gain. A RIC may not use any net capital losses (that is, realized capital losses in excess of realized capital gains) to offset the RIC’s investment company taxable income, but may carry forward such losses indefinitely and use them to offset capital gains. Due to these limits on the deductibility of expenses, over the course of one or more taxable years we may have, for U.S. federal income tax purposes, aggregate taxable income that we are required to distribute and that is taxable to our shareholders, even if such income is greater than the aggregate net income we actually earned during those years. Such required distributions may be made from our cash assets or by liquidation of investments, if necessary. We may realize gains or losses from such liquidations. In the event we realize net capital gains from such transactions, a shareholder may receive a larger capital gain distribution than we would have received in the absence of such transactions.
Certain of our investment practices may be subject to special and complex U.S. federal income tax provisions that may, among other things: (i) disallow, suspend or otherwise limit the allowance of certain losses or deductions; (ii) convert lower taxed long-term capital gain and qualified dividend income into higher taxed short-term capital gain or ordinary income; (iii) convert an ordinary loss or a deduction into a capital loss (the deductibility of which is more limited); (iv) cause us to recognize income or gain without a corresponding receipt of cash; (v) adversely affect the time as to when a purchase or sale of stock or securities is deemed to occur; (vi) adversely alter the characterization of certain complex financial transactions; and (vii) produce income that will not be qualifying income for purposes of the 90% Income Test described above. We will monitor our transactions and may make certain tax decisions in order to mitigate the potential adverse effects of these provisions.
As described above, to the extent that we invest in equity securities of entities that are treated as partnerships for U.S. federal income tax purposes, the effect of such investments for purposes of the 90% Income Test and the Diversification Tests will depend on whether or not the partnership is a “qualified publicly traded partnership” (as defined in the Code). If the partnership is a “qualified publicly traded partnership,” the net income derived from such investments will be qualifying income for purposes of the 90% Income Test and will be “securities” for purposes of the Diversification Tests. If the partnership, however, is not treated as a “qualified publicly traded partnership,” then the consequences of an investment in the partnership will depend upon the amount and type of income and assets of the partnership allocable to us. The income derived from such investments may not be qualifying income for purposes of the 90% Income Test and, therefore, could adversely affect our qualification as a RIC. We intend to monitor our investments in equity securities of entities that are treated as partnerships for U.S. federal income tax purposes to prevent our disqualification as a RIC.

FAILURE TO QUALIFY AS A RIC
If we are unable to qualify for treatment as a RIC and certain amelioration provisions are not applicable, we would be subject to U.S. federal income tax on all of our taxable income (including our net capital gains) imposed at regular corporate rates. We would not be able to deduct distributions to our stockholders, nor would they be required to be made. Distributions, including distributions of net long-term capital gain, would generally be taxable to our stockholders as ordinary dividend income to the extent of our current and accumulated earnings and profits. Subject to certain limitations under the Code, our corporate stockholders would be eligible to claim a dividend received deduction with respect to such dividend; our non-corporate stockholders would generally be able to treat such dividends as “qualified dividend income,” which is subject to reduced rates of U.S. federal income tax. Distributions in excess of our current and accumulated earnings and profits would be treated first as a return of capital to the extent of the stockholder’s tax basis, and any remaining distributions would be treated as a capital gain. In order to qualify as a RIC, in addition to the other requirements discussed above, we would be required to distribute all of our previously undistributed earnings and profits attributable to any period prior to us becoming a RIC by the end of the first year that we intend to qualify as a RIC. If we fail to requalify as a RIC for a period greater than two taxable years, we may be subject to U.S. federal income tax at regular corporate rates on any net built-in gains with respect to certain of our assets (i.e., the excess of the aggregate gains, including items of income, over aggregate losses that would have been realized with respect to such assets if we had been liquidated) that we elect to recognize on requalification or when recognized over the next five years.
REGULATION
We are a BDC under the 1940 Act and have elected to be treated as a RIC under the Code. The 1940 Act contains prohibitions and restrictions relating to transactions between BDCs and their affiliates (including any investment advisors), principal underwriters and affiliates of those affiliates or underwriters and requires that a majority of the directors of a BDC be persons other than “interested persons,” as that term is defined in the 1940 Act. In addition, the 1940 Act provides that we may not change the nature of our business so as to cease to be, or to withdraw our election as, a BDC unless approved by a majority of our outstanding voting securities.
We may invest up to 100% of our assets in securities acquired directly from issuers in privately negotiated transactions. With respect to such securities, we may, for the purpose of public resale, be deemed an “underwriter” as that term is defined in the Securities Act. Our intention is to not write (sell) or buy put or call options to manage risks associated with the publicly traded securities of our portfolio companies, except that we may enter into hedging transactions to manage the risks associated with interest rate fluctuations. However, we may purchase or otherwise receive warrants to purchase the common stock of our portfolio companies in connection with acquisition financing or other investments. Similarly, in connection with an acquisition, we may acquire rights to require the issuers of acquired securities or their affiliates to repurchase them under certain circumstances.
We also do not intend to acquire securities issued by any investment company that exceed the limits imposed by the 1940 Act without obtaining exemptive relief and complying with certain conditions under the 1940 Act. With regard to that portion of our portfolio invested in securities issued by investment companies, it should be noted that such investments might subject our stockholders to additional expenses. None of these policies are fundamental and may be changed to the extent permitted by law without stockholder approval.
The SBIC license allowed our subsidiary, MRCC SBIC, to obtain leverage by issuing SBA debentures, subject to the issuance of a leverage commitment by the SBA and other customary procedures. On March 1, 2022, MRCC SBIC fully repaid its outstanding SBA debentures and notified the SBA of its intent to surrender its license to operate as a SBIC. MRCC SBIC received approval from the SBA to surrender its SBIC license and on March 31, 2022, MRCC SBIC was dissolved. Prior to surrendering its license, MRCC SBIC was subject to regulation and oversight by the SBA, including requirements with respect to maintaining certain minimum financial ratios and other covenants and limitations on its ability to make distributions to us.

On October 2, 2014, we received exemptive relief from the SEC which permitted us to exclude the debt of MRCC SBIC guaranteed by the SBA from the asset coverage test under the 1940 Act. The exemptive relief provided us with increased flexibility under the asset coverage test by permitting us to borrow, through MRCC SBIC, more than we would otherwise be able to absent the receipt of this exemptive relief. This provided us with increased investment flexibility but also increased our risks related to leverage. For a discussion of the risks associated with leverage, see “Risk Factors — Risks Relating to Our Business and Structure — Regulations governing our operation as a BDC affect our ability to and the way in which we raise additional capital” and “Risk Factors — Risks Relating to Our Business and Structure — We maintain a revolving credit facility and use other borrowed funds to make investments or fund our business operations, which exposes us to risks typically associated with leverage and increases the risk of investing in us.”
QUALIFYING ASSETS
Under the 1940 Act, a BDC may not acquire any asset other than assets of the type listed in Section 55(a) of the 1940 Act, which are referred to as “qualifying assets,” unless, at the time the acquisition is made, qualifying assets represent at least 70% of the company’s total assets. The principal categories of qualifying assets relevant to our business are the following:
(a)Securities purchased in transactions not involving any public offering from the issuer of such securities, which issuer (subject to certain limited exceptions) is an eligible portfolio company, or from any person who is, or has been during the preceding 13 months, an affiliated person of an eligible portfolio company, or from any other person, subject to such rules as may be prescribed by the SEC. An eligible portfolio company is defined in the 1940 Act as any issuer that:
•is organized under the laws of, and has its principal place of business in, the United States;
•is not an investment company (other than a small business investment company wholly-owned by the BDC) or a company that would be an investment company but for certain exclusions under the 1940 Act; and
•satisfies either of the following:
•does not have any class of securities listed on a national securities exchange or has any class of securities listed on a national securities exchange subject to a $250 million market capitalization maximum; or
•is controlled by a BDC or a group of companies including a BDC, and such BDC actually exercises a controlling influence over the management or policies of the eligible portfolio company, and, as a result, the BDC has an affiliated person who is a director of the eligible portfolio company.
(b)Securities of any eligible portfolio company which we control.
(c)Securities purchased in a private transaction from a U.S. issuer that is not an investment company or from an affiliated person of the issuer, or in transactions incident to such a private transaction, if the issuer is in bankruptcy and subject to reorganization, or, if the issuer, immediately prior to the purchase of its securities, was unable to meet its obligations as they came due without material assistance other than conventional lending or financing arrangements.
(d)Securities of an eligible portfolio company purchased from any person in a private transaction if there is no ready market for such securities and we already own 60% of the outstanding equity securities of the eligible portfolio company.
(e)Securities received in exchange for or distributed on or with respect to securities described above, or pursuant to the exercise of warrants or rights relating to such securities.
(f)Cash, cash equivalents, U.S. government securities or high-quality debt securities that mature in one year or less from the date of investment.

The regulations defining qualifying assets may change over time. We may adjust our investment focus as needed to comply with and/or take advantage of any regulatory, legislative, administrative or judicial actions in this area. Investments in the securities of companies domiciled in or with their principal places of business outside of the United States, are not qualifying assets. In accordance with Section 55(a) of the 1940 Act, we cannot invest more than 30% of our assets in non-qualifying assets.
MANAGERIAL ASSISTANCE TO PORTFOLIO COMPANIES
A BDC must have been organized and have its principal place of business in the United States and must be operated for the purpose of making investments in the types of securities described above. However, in order for portfolio securities to qualify as qualifying assets for the purpose of the 70% test, a BDC must either control the issuer of securities or must offer to make available to the issuer of the securities significant managerial assistance. However, when a BDC purchases securities in conjunction with one or more other persons acting together, one of the other persons in the group may make available such managerial assistance. Making available managerial assistance means, among other things, any arrangement whereby the BDC, through its directors, officers, employees or agents offers to provide, and, if accepted, does so provide, significant guidance and counsel concerning the management, operations or business objectives and policies of a portfolio company through monitoring of portfolio company operations, selective participation in board and management meetings, consulting with and advising a portfolio company’s officers or other organizational or financial guidance. MC Advisors or its affiliates provide such managerial assistance on our behalf to portfolio companies that request this assistance.
TEMPORARY INVESTMENTS
Pending investments in other types of qualifying assets, as described above, our investments may consist of cash, cash equivalents, U.S. government securities and high-quality debt investments that mature in one year or less from the date of investment, which we refer to, collectively, as temporary investments, so that 70% of our assets are qualifying assets or temporary investments. We may invest in U.S. Treasury bills or in repurchase agreements, so long as the agreements are fully collateralized by cash or securities issued by the U.S. government or its agencies. A repurchase agreement involves the purchase by an investor, such as us, of a specified security and the simultaneous agreement by the seller to repurchase it at an agreed-upon future date and at a price that is greater than the purchase price by an amount that reflects an agreed-upon interest rate. There is no percentage restriction on the proportion of our assets that may be invested in such repurchase agreements. However, if more than 25% of our total assets constitute repurchase agreements from a single counterparty, we would not meet the Diversification Tests in order to qualify as a RIC for U.S. federal income tax purposes. Accordingly, we do not intend to enter into repurchase agreements with a single counterparty in excess of this limit. MC Advisors monitors the creditworthiness of the counterparties with which we enter into repurchase agreement transactions.
SENIOR SECURITIES
We are generally permitted, under specified conditions, to issue multiple classes of indebtedness and one class of stock senior to our common stock if our asset coverage, as defined in the 1940 Act, is at least equal to 150% immediately after each such issuance. In addition, while any senior securities remain outstanding, we must make provisions to prohibit any distribution to our stockholders or the repurchase of such securities or shares unless we meet the applicable asset coverage ratios at the time of the distribution or repurchase. We may also borrow amounts up to 5% of the value of our total assets for temporary or emergency purposes without regard to asset coverage. We consolidate our financial results with all of our wholly-owned subsidiaries, including MRCC SBIC prior to its dissolution, for financial reporting purposes and measure our compliance with the leverage test applicable to BDCs under the 1940 Act on a consolidated basis. On October 2, 2014, we received exemptive relief from the SEC which permitted us to exclude the debt of our SBIC subsidiaries from our asset coverage test under the 1940 Act. This provides us with increased investment flexibility but also increases our risks related to leverage. For a discussion of the risks associated with leverage, see “Risk Factors — Risks Relating to Our Business and Structure — Regulations governing our operation as a BDC affect our ability to and the way in which we raise additional capital” and “Risk Factors — Risks Relating to Our Business and Structure — We maintain a revolving credit facility and use other borrowed funds to make investments or fund our business operations, which exposes us to risks typically associated with leverage and increases the risk of investing in us.”

CODES OF ETHICS
We and MC Advisors have each adopted a code of ethics pursuant to Rule 17j-1 under the 1940 Act that establishes procedures for personal investments and restricts certain personal securities transactions. Personnel subject to each code may invest in securities for their personal investment accounts, including securities that may be purchased or held by us, so long as such investments are made in accordance with the code’s requirements. You may access our code of ethics on our website at www.monroebdc.com. The date and substance of amendments to the code, if any, are noted on the cover page of the code of ethics. In addition, each code of ethics is attached as an exhibit to our registration statement and is available on the EDGAR Database on the SEC’s website at www.sec.gov. You may also obtain copies of each code of ethics, after paying a duplicating fee, by electronic request at the following e-mail address: publicinfo@sec.gov.
PROXY VOTING POLICIES AND PROCEDURES
We have delegated our proxy voting responsibility to MC Advisors. The proxy voting policies and procedures of MC Advisors are set out below. The guidelines are reviewed periodically by MC Advisors and our directors who are not “interested persons,” and, accordingly, are subject to change. For purposes of these proxy voting policies and procedures described below, “we,” “our” and “us” refer to MC Advisors.
Introduction
As an investment advisor registered under the Advisers Act, we have a fiduciary duty to act solely in the best interests of our clients. As part of this duty, we recognize that we must vote client securities in a timely manner free of conflicts of interest and in the best interests of our clients.
These policies and procedures for voting proxies for our investment advisory clients are intended to comply with Section 206 of, and Rule 206(4)-6 under, the Advisers Act.
Proxy Policies
We vote proxies relating to our portfolio securities in what we perceive to be the best interest of our clients’ stockholders. We review on a case-by-case basis each proposal submitted to a stockholder vote to determine its effect on the portfolio securities held by our clients. In most cases we will vote in favor of proposals that we believe are likely to increase the value of the portfolio securities held by our clients. Although we will generally vote against proposals that may have a negative effect on our clients’ portfolio securities, we may vote for such a proposal if there exist compelling long-term reasons to do so.
Our proxy voting decisions are made by those senior officers who are responsible for monitoring each of our clients’ investments. To ensure that our vote is not the product of a conflict of interest, we require that (a) anyone involved in the decision-making process disclose to our chief compliance officer any potential conflict that he or she is aware of and any contact that he or she has had with any interested party regarding a proxy vote and (b) employees involved in the decision making process or vote administration are prohibited from revealing how we intend to vote on a proposal in order to reduce any attempted influence from interested parties. Where conflicts of interest may be present, we will disclose such conflicts to our client, including those directors who are not interested persons and we may request guidance from such persons on how to vote such proxies for their account.
Proxy Voting Records
You may obtain information about how we voted proxies for the Company by making a written request for proxy voting information to: Monroe Capital Corporation, 311 South Wacker Drive, Suite 6400, Chicago, Illinois 60606, Attention: Chief Compliance Officer, or by calling Monroe Capital Corporation at (312) 258-8300. The SEC also maintains a website at www.sec.gov that contains such information.
COMPLIANCE POLICIES AND PROCEDURES
We and MC Advisors have adopted and implemented written policies and procedures reasonably designed to prevent violation of federal securities laws and are required to review these compliance policies and procedures annually for their adequacy and the effectiveness of their implementation. Our chief compliance officer is responsible for administering these policies and procedures.

PRIVACY PRINCIPLES
We are committed to maintaining the privacy of our stockholders and to safeguarding their nonpublic personal information. The following information is provided to help you understand what personal information we collect, how we protect that information and why, in certain cases, we may share information with select other parties.
Generally, we do not receive any nonpublic personal information relating to our stockholders, although certain nonpublic personal information of our stockholders may become available to us. We do not disclose any nonpublic personal information about our stockholders or former stockholders to anyone, except as permitted by law or as is necessary in order to service stockholder accounts (for example, to a transfer agent or third-party administrator).
We restrict access to nonpublic personal information about our stockholders to employees of MC Management and its affiliates with a legitimate business need for the information. We maintain physical, electronic and procedural safeguards designed to protect the nonpublic personal information of our stockholders.
OTHER
We are required to provide and maintain a bond issued by a reputable fidelity insurance company to protect us against larceny and embezzlement. Furthermore, as a BDC, we are prohibited from protecting any director or officer against any liability to the Company or our stockholders arising from willful misfeasance, bad faith, gross negligence or reckless disregard of the duties involved in the conduct of such person’s office.
We and MC Advisors are each required to adopt and implement written policies and procedures reasonably designed to prevent violation of relevant federal securities laws, obtain approval of the Board of these policies and procedures, review these policies and procedures annually for their adequacy and the effectiveness of their implementation and designate a chief compliance officer to be responsible for administering the policies and procedures.
We may also be prohibited under the 1940 Act from knowingly participating in certain transactions with our affiliates without the prior approval of our Board who are not interested persons and, in some cases, prior approval by the SEC. The SEC has interpreted the BDC prohibition on transactions with affiliates to prohibit “joint transactions” among entities that share a common investment advisor. The staff of the SEC has granted no-action relief permitting purchases of a single class of privately placed securities provided that the advisor negotiates no term other than price and certain other conditions are met. Any co-investment would be made subject to compliance with existing regulatory guidance, applicable regulations and our allocation procedures. If opportunities arise that would otherwise be appropriate for us and for another fund advised by MC Advisors to invest in different securities of the same issuer, MC Advisors will need to decide which fund will proceed with the investment. Moreover, except in certain circumstances, we are unable to invest in any issuer in which another fund advised by MC Advisors has previously invested.
On October 15, 2014, as amended on January 10, 2023, we, along with MC Advisors and certain other funds and accounts sponsored or managed by MC Advisors and its affiliates, received exemptive relief from the SEC (the "Order") that permits us greater flexibility to negotiate the terms of co-investments if our Board determines that it would be advantageous for us to co-invest with other accounts sponsored or managed by MC Advisors or its affiliates in a manner consistent with our investment objectives, positions, policies, strategies and restrictions as well as regulatory requirements and other pertinent factors.

POLICIES AND PROCEDURES FOR MANAGING CONFLICTS
As of December 31, 2024, affiliates of MC Advisors manage other assets in 11 closed-end funds, one small business investment company, 27 private funds that also have an investment strategy focused primarily on senior, unitranche and junior secured debt and to a lesser extent, unsecured subordinated debt to lower middle-market companies and one BDC which focuses on similar investment types, but which may be backed by venture capital. In addition, MC Advisors manages a private BDC, Monroe Capital Income Plus Corporation, and it may manage other entities in the future with an investment focus similar to ours. To the extent that we compete with entities managed by MC Advisors or any of its affiliates for a particular investment opportunity, MC Advisors will allocate investment opportunities across the entities for which such opportunities are appropriate, consistent with (a) its internal conflict of interest and allocation policies, (b) the requirements of the Advisers Act and (c) certain restrictions under the 1940 Act and rules thereunder regarding co-investments with affiliates. MC Advisors’ allocation policies are intended to ensure that we may generally share equitably with other investment funds or other investment vehicles managed by MC Advisors or its affiliates in investment opportunities, particularly those involving a security with limited supply or involving differing classes of securities of the same issuer which may be suitable for us and such other investment funds or other investment vehicles.
MC Advisors and/or its affiliates may in the future sponsor or manage investment funds, accounts, or other investment vehicles with similar or overlapping investment strategies and have put in place a conflict-resolution policy that addresses the co-investment restrictions set forth under the 1940 Act. MC Advisors will seek to ensure an equitable allocation of investment opportunities when we are able to invest alongside other accounts managed by MC Advisors and its affiliates. The Order received by MC Advisors and affiliates from the SEC permits greater flexibility relating to co-investments, subject to certain conditions. Under this allocation policy, a fixed percentage of each opportunity, which may vary based on asset class and from time to time, will be offered to us and similar eligible accounts, as periodically determined by MC Advisors and approved by our Board, including a majority of our independent directors. The allocation policy provides that allocations among us and other accounts will generally be made pro rata based on each account’s capital available for investment, as determined, in our case, by our Board, including a majority of our independent directors. It is our policy to base our determinations as to the amount of capital available for investment on such factors as the amount of cash on hand, existing commitments and reserves, if any, the targeted leverage level, the targeted asset mix and diversification requirements and other investment policies and restrictions set by our Board, or imposed by applicable laws, rules, regulations or interpretations. We expect that these determinations will be made similarly for other accounts. In situations where co-investment with other entities sponsored or managed by MC Advisors or its affiliates is not permitted or appropriate, such as when there is an opportunity to invest in different securities of the same issuer, MC Advisors will need to decide whether we or such other entity or entities will proceed with the investment. MC Advisors will make these determinations based on its policies and procedures which will generally require that such opportunities be offered to eligible accounts on a basis that is fair and equitable over time.
AVAILABLE INFORMATION
We intend to make this Annual Report on Form 10-K, as well as our Quarterly Reports on Form 10-Q, our Current Reports on Form 8-K and, if applicable, amendments to those reports filed or furnished pursuant to Section 13(a) of the Exchange Act, publicly available free of charge as soon as reasonably practicable following our filing of such reports with the SEC. We maintain a website at www.monroebdc.com and make all of our annual, quarterly and current reports, proxy statements and other publicly filed information available, free of charge, on or through our website. Information contained on our website is not incorporated into this report, and you should not consider information on our website to be part of this report. You may also obtain such information by contacting us in writing at 311 South Wacker Drive, Suite 6400, Chicago, Illinois 60606, Attention: Investor Relations. The SEC maintains a website that contains reports, proxy and information statements and other information we file with the SEC at www.sec.gov.
ITEM 1A. RISK FACTORS
Investing in our securities involves a number of significant risks. The risks set out below are not the only risks we face. Additional risks and uncertainties not presently known to us or not presently deemed material by us may also impair our operations and performance. If any of the following events occurs, our business, financial condition and results of operations could be materially and adversely affected. In such case, our net asset value and the trading price of our securities could decline, and you may lose all or part of your investment. In addition, there will be occasions when MC Advisors and its affiliates may encounter potential conflicts of interest in connection with the Company.

Risks Relating to Our Business and Structure
We depend upon MC Advisors’ senior management for our success, and upon its access to the investment professionals of Monroe Capital and its affiliates.
We do not have any internal management capacity or employees. We depend on the investment expertise, skill and network of business contacts of the senior investment professionals of MC Advisors, who evaluate, negotiate, structure, execute, monitor and service our investments in accordance with the terms of the Investment Advisory and Management Agreement. Our success depends to a significant extent on the continued service and coordination of the senior investment professionals of MC Advisors, particularly those who comprise the MC Advisors investment committee. The individual investment committee members may have other demands on their time now and in the future, and we cannot assure you that they will continue to be actively involved in our management. Each of these individuals is an employee of MC Management and is not subject to an employment contract. The departure of any of these individuals or competing demands on their time in the future could have a material adverse effect on our ability to achieve our investment objective.
MC Advisors evaluates, negotiates, structures, closes and monitors our investments in accordance with the terms of the Investment Advisory and Management Agreement. We can offer no assurance, however, that MC Advisors’ senior investment professionals will continue to provide investment advice to us. If these individuals do not maintain their existing relationships with Monroe Capital and its affiliates and do not develop new relationships with other sources of investment opportunities, we may not be able to grow our investment portfolio or achieve our investment objective. In addition, individuals with whom Monroe Capital’s senior investment professionals have relationships are not obligated to provide us with investment opportunities. Therefore, we can offer no assurance that such relationships will generate investment opportunities for us.
MC Advisors, an affiliate of Monroe Capital, provides us with access to Monroe Capital’s investment professionals. MC Advisors also depends upon Monroe Capital to obtain access to deal flow generated by the investment professionals of Monroe Capital and its affiliates. The Staffing Agreement provides that MC Management will make available to MC Advisors experienced investment professionals and access to the senior investment personnel of Monroe Capital for purposes of evaluating, negotiating, structuring, closing and monitoring our investments. We are not a party to this Staffing Agreement and cannot assure you that MC Management will continue to fulfill its obligations under the agreement. Furthermore, the Staffing Agreement may be terminated by either party without penalty upon 60 days’ written notice to the other party. If MC Management fails to perform or terminates the agreement, we cannot assure you that MC Advisors will enforce the Staffing Agreement or that such agreement will not be terminated by either party or that we will continue to have access to the investment professionals of Monroe Capital and its affiliates or their information and deal flow.
The investment committee that oversees our investment activities is provided by MC Advisors under the Investment Advisory and Management Agreement. The loss of any member of MC Advisors’ investment committee or of other Monroe Capital senior investment professionals would limit our ability to achieve our investment objective and operate as we anticipate. This could have a material adverse effect on our financial condition and results of operations.
Our business model depends to a significant extent upon strong referral relationships with financial institutions, sponsors and investment professionals. Any inability of MC Advisors to maintain or develop these relationships, or the failure of these relationships to generate investment opportunities, could adversely affect our business.
We depend upon the senior investment professionals of MC Advisors to maintain their relationships with financial institutions, sponsors and investment professionals, and we rely to a significant extent upon these relationships to provide us with potential investment opportunities. If the senior investment professionals of MC Advisors fail to maintain such relationships, or to develop new relationships with other sources of investment opportunities, we will not be able to grow our investment portfolio. In addition, individuals with whom the senior investment professionals of MC Advisors have relationships are not obligated to provide us with investment opportunities, and, therefore, we can offer no assurance that these relationships will generate investment opportunities for us in the future.

Our financial condition and results of operations depend on our ability to manage our business effectively.
Our ability to achieve our investment objective and grow depends on our ability to manage our business. This depends, in turn, on MC Advisors’ ability to identify, invest in and monitor companies that meet our investment criteria. The achievement of our investment objectives depends upon MC Advisors’ execution of our investment process, its ability to provide competent, attentive and efficient services to us and, to a lesser extent, our access to financing on acceptable terms. MC Advisors has substantial responsibilities under the Investment Advisory and Management Agreement. The senior origination professionals and other personnel of MC Advisors and its affiliates may be called upon to provide managerial assistance to our portfolio companies. These activities may distract them or slow our rate of investment. Any failure to manage our business and our future growth effectively could have a material adverse effect on our business, financial condition, results of operations and prospects. Our results of operations depend on many factors, including the availability of opportunities for investment, readily accessible short and long-term funding alternatives in the financial markets and economic conditions. Furthermore, if we cannot successfully operate our business or implement our investment policies and strategies, it could negatively impact our ability to pay dividends or other distributions and you may lose all or part of your investment.
There may be conflicts related to obligations that MC Advisors’ senior investment professionals and members of its investment committee have to other clients.
The senior investment professionals and members of the investment committee of MC Advisors serve or may serve as officers, directors or principals of entities that operate in the same or a related line of business as we do, or of investment funds, accounts or other investment vehicles sponsored or managed by MC Advisors or its affiliates. In serving in these multiple capacities, they may have obligations to other clients or investors in those entities, the fulfillment of which may not be in our best interests or in the best interest of our stockholders. For example, the individual investment committee members have and will continue to have management responsibilities for other investment funds, accounts or other investment vehicles sponsored or managed by affiliates of MC Advisors. In serving in these multiple capacities, they may have obligations to other clients or investors in those entities, the fulfillment of which may not be in the best interests of us or our stockholders. MC Advisors seeks to allocate investment opportunities among eligible accounts in a manner that is fair and equitable over time and consistent with its allocation policy.
As of December 31, 2024, MC Advisors manages other assets in a private BDC, and affiliates of MC Advisors manage other assets in 11 closed-end funds, one small business investment company and 27 private funds that also have an investment strategy focused primarily on senior, unitranche and junior secured debt and, to a lesser extent, unsecured subordinated debt to lower middle-market companies and one BDC which focus on similar investment types, but which may be backed by venture capital and private equity investors. In addition, MC Advisors and/or its affiliates may manage other entities in the future with an investment strategy that has the same or similar focus as ours.
Monroe Capital and its affiliates seek to allocate investment opportunities among the participating funds, including us, in proportion to the relative amounts of capital available for new investments, taking into account such factors as Monroe Capital may determine appropriate, including, without limitation, investment objectives, legal or regulatory restrictions, current holdings, availability of capital for investment, immediately available cash, the size of investments generally, risk-return considerations, relative exposure to market trends, maintenance of targeted leverage level, targeted asset mix, target investment return, diversification requirements, strategic objectives, specific liquidity requirements, tax consequences, limitations and restrictions on a fund’s portfolio that are imposed by such fund’s governing board or documents, or other considerations or factors that Monroe Capital deems necessary or appropriate in light of the circumstances at such time (collectively, the “Allocation Criteria”). We expect that Monroe Capital will follow the Allocation Criteria with respect to all of its funds under management, including us.
In situations where co-investment with other entities sponsored or managed by MC Advisors or its affiliates is not permitted or appropriate, such as when there is an opportunity to invest in securities of the same issuer that have different priorities or liens, MC Advisors will need to decide whether we or such other entity or entities will proceed with the investment. MC Advisors will make these determinations based on its policies and procedures that require that such opportunities be offered to eligible accounts on a basis that is fair and equitable over time. However, there can be no assurance that we will be able to participate in all investment opportunities that are suitable to us.

MC Advisors or its investment committee may, from time to time, possess material nonpublic information, limiting our investment discretion.
The managing members and the senior origination professionals of MC Advisors and the senior professionals and members of MC Advisors’ investment committee may serve as directors of, or in a similar capacity with, companies in which we invest, the securities of which are purchased or sold on our behalf. In the event that material nonpublic information is obtained with respect to such companies, or we become subject to trading restrictions under the internal trading policies of those companies or as a result of applicable law or regulations, we could be prohibited for a period of time from purchasing or selling the securities of such companies, and this prohibition may have a material adverse effect on us.
Our management and incentive fee structure may create incentives for MC Advisors that are not fully aligned with the interests of our stockholders.
In the course of our investing activities, we pay management and incentive fees to MC Advisors. Management fees are based on our total assets (which include assets financed using leverage but exclude cash and cash equivalents). As a result, investors in our common stock invest on a “gross” basis and receive distributions on a “net” basis after expenses, resulting in a lower rate of return than one might achieve through direct investments. Because these fees are based on our total assets, including financed using leverage but excluding cash and cash equivalents, MC Advisors benefits when we incur debt or otherwise use leverage. This fee structure may encourage MC Advisors to cause us to borrow money to finance additional investments or to maintain leverage when it would otherwise be appropriate to pay off our indebtedness. Under certain circumstances, the use of borrowed money may increase the likelihood of default, which would disfavor our stockholders. Our Board is charged with protecting our interests by monitoring how MC Advisors addresses these and other conflicts of interest associated with its management services and compensation. While our Board is not expected to review or approve each investment, our independent directors periodically review MC Advisors’ services and fees as well as its portfolio management decisions and portfolio performance. In connection with these reviews, our independent directors consider whether our fees and expenses (including those related to leverage) remain appropriate. As a result of this arrangement, MC Advisors or its affiliates may from time to time have interests that differ from those of our stockholders, giving rise to a conflict.
The part of the incentive fee payable to MC Advisors that relates to our net investment income is computed and paid on income that may include interest income that has been accrued but not yet received in cash. This fee structure may be considered to involve a conflict of interest for MC Advisors to the extent that it may encourage MC Advisors to favor debt financings that provide for deferred interest, rather than current cash payments of interest. MC Advisors may have an incentive to invest in PIK interest securities in circumstances where it would not have done so but for the opportunity to continue to earn the incentive fee even when the issuers of the deferred interest securities would not be able to make actual cash payments to us on such securities. This risk could be increased because MC Advisors is not obligated to reimburse us for any incentive fees received even if we subsequently incur losses or never receive in cash the deferred income that was previously accrued. In addition, the part of the incentive fee payable to MC Advisors that relates to our net investment income generally does not include any realized capital gains or losses or unrealized capital gains or losses. However, part one incentive fees are subject to Incentive Fee Limitation as described in Note 6 to the accompanying consolidated financial statements. Any net investment income incentive fee would not be subject to repayment.
Our incentive fee may induce MC Advisors to make certain investments, including speculative investments.
MC Advisors receives an incentive fee based, in part, upon net capital gains realized on our investments. Unlike that portion of the incentive fee based on income, there is no hurdle rate applicable to the portion of the incentive fee based on net capital gains. As a result, MC Advisors may have a tendency to invest more capital in investments that are likely to result in capital gains as compared to income producing securities. Such a practice could result in our investing in more speculative securities than would otherwise be the case, which could result in higher investment losses, particularly during economic downturns.

The Investment Advisory and Management Agreement with MC Advisors and the Administration Agreement with MC Management were not negotiated on an arm’s length basis and may not be as favorable to us as if they had been negotiated with an unaffiliated third-party.
We negotiated the Investment Advisory and Management Agreement and the Administration Agreement with related parties. Consequently, their terms, including fees payable to MC Advisors, may not be as favorable to us as if they had been negotiated with an unaffiliated third-party. In addition, we may choose not to enforce, or to enforce less vigorously, our rights and remedies under these agreements because of our desire to maintain our ongoing relationship with MC Advisors and MC Management. Any such decision, however, would breach our fiduciary obligations to our stockholders.
Our ability to enter into transactions with our affiliates is restricted, which may limit the scope of investments available to us.
We are prohibited under the 1940 Act from participating in certain transactions with our affiliates without the prior approval of our independent directors and, in some cases, of the SEC. Any person that owns, directly or indirectly, five percent or more of our outstanding voting securities is our affiliate for purposes of the 1940 Act, and we are generally prohibited from buying or selling any security from or to such affiliate, absent the prior approval of our independent directors. The 1940 Act also prohibits certain “joint” transactions with certain of our affiliates, which could include investments in the same portfolio company, without prior approval of our independent directors and, in some cases, of the SEC. We are prohibited from buying or selling any security from or to any person who owns more than 25% of our voting securities or certain of that person’s affiliates, or entering into prohibited joint transactions with such persons, absent the prior approval of the SEC. As a result of these restrictions, we may be prohibited from buying or selling any security (other than any security of which we are the issuer) from or to any portfolio company of a private equity fund managed by MC Advisors or its affiliates without the prior approval of the SEC, which may limit the scope of investment opportunities that would otherwise be available to us.
We may, however, co-invest with MC Advisors and its affiliates’ other clients in certain circumstances where doing so is consistent with applicable law and SEC staff interpretations. For example, we may co-invest with such accounts consistent with guidance promulgated by the SEC staff permitting us and such other accounts to purchase interests in a single class of privately placed securities so long as certain conditions are met, including that MC Advisors, acting on our behalf and on behalf of other clients, negotiates no term other than price. We may also co-invest with MC Advisors’ affiliates’ other clients as otherwise permissible under regulatory guidance, applicable regulations, the Order and MC Advisors’ allocation policy, which the investment committee of MC Advisors maintains in writing. The allocation policy further provides that allocations among us and these other funds are generally made in proportion to the relative amounts of capital available for new investments taking into account the Allocation Criteria. We expect that Monroe Capital will follow the Allocation Criteria with respect to all of its funds under management, including us. However, we can offer no assurance that investment opportunities will be allocated to us fairly or equitably in the short-term or over time.
In situations where co-investment with other entities sponsored or managed by MC Advisors or its affiliates is not permitted or appropriate, such as when there is an opportunity to invest in securities of the same issuer that have different priorities or liens, MC Advisors will need to decide whether we or such other entity or entities will proceed with the investment. MC Advisors will make these determinations based on its policies and procedures that require that such opportunities be offered to eligible accounts on a basis that is fair and equitable over time. Moreover, except in certain circumstances, we are unable to invest in any issuer in which a fund managed by MC Advisors or its affiliates has previously invested. Similar restrictions limit our ability to transact business with our officers or directors or their affiliates.
We may also be prohibited under the 1940 Act from knowingly participating in certain transactions with our affiliates without the prior approval of the majority of the members of our Board who are not interested persons and, in some cases, prior approval by the SEC. The SEC has interpreted the BDC regulations governing transactions with affiliates to prohibit certain “joint transactions” between entities that share a common investment adviser.
We and our affiliates expect to hold controlling and non-controlling interests in other private fund managers which could preclude us from pursuing certain investments. In addition, from time to time, we may lend to, or otherwise invest in, unaffiliated registered investment advisors, which may create conflicts of interest.
We and our affiliates expect to hold interests in, or otherwise acquire, other private fund managers (“Target Managers”). A Target Manager may have access to material non-public information that may be attributable to us, MC Advisors, MC Management and their affiliates and thus preclude us from pursuing certain investments that could be attractive and profitable for us. In addition, a Target Manager’s advisory clients may make investments or take positions that conflict or compete with investments held or targeted by us.

While MC Advisors will perform diligence on Target Managers (including background checks on key personnel of the management team), it will be difficult, and likely impossible, for MC Advisors to protect itself and us from the risk of Target Manager fraud, misrepresentation, failure to comply with applicable legal, registration, tax or regulatory requirements. Target Managers, and the funds they manage, might become involved in litigation or regulatory actions for any number of reasons. If any Target Manager or its fund(s) are so involved, they could be exposed to substantial liabilities or losses, which could in turn materially and adversely affect MC Advisors and us and cause reputational damage to MC Advisors and/or us.

In addition, we may lend to, or otherwise invest in, currently unaffiliated registered investment advisers (“RIAs”) from time to time, subject to the restrictions under the 1940 Act. Such RIAs may include wealth managers or other advisers who do or could offer to, or acquire for, their end clients (through a platform or otherwise) our common stock or the limited partner interests or other similar interests in funds or other investment vehicles managed by MC Advisors, MC Management or their affiliates (collectively, “Monroe Interests”). As such, a conflict of interest may arise because either MC Advisors could be perceived to lend or otherwise invest in the RIA, to incentivize the RIA to sell Monroe Interests or the RIA could be perceived to offer or acquire Monroe Interests to incentivize MC Advisors cause us to make a loan to the RIA.

We operate in a highly competitive market for investment opportunities, which could reduce returns and result in losses.
We compete with a number of specialty and commercial finance companies to make the types of investments that we make in middle-market companies, including BDCs, traditional commercial banks, private investment funds, regional banking institutions, small business investment companies, investment banks and insurance companies. Additionally, with increased competition for investment opportunities, alternative investment vehicles such as hedge funds may seek to invest in areas they have not traditionally invested in or from which they had withdrawn during the economic downturn, including investing in middle-market companies. As a result, competition for investments in lower middle-market companies has intensified, and we expect that trend to continue. Many of our existing and potential competitors are substantially larger and have considerably greater financial, technical and marketing resources than we do. For example, some competitors may have a lower cost of funds and access to funding sources that are not available to us. In addition, some of our competitors may have higher risk tolerances or different risk assessments, which could allow them to consider a wider variety of investments and establish more relationships than us. These characteristics could allow our competitors to consider a wider variety of investments, establish more relationships and offer better pricing and more flexible structuring than we offer. We may lose investment opportunities if we do not match our competitors’ pricing, terms and structure. If we are forced to match our competitors’ pricing, terms and structure, however, we may not be able to achieve acceptable returns on our investments or may bear substantial risk of capital loss. A significant part of our competitive advantage stems from the fact that the lower middle-market is underserved by traditional commercial and investment banks, and generally has less access to capital. A significant increase in the number and/or the size of our competitors in this target market could force us to accept less attractive investment terms.
Furthermore, many of our competitors are not subject to the regulatory restrictions that the 1940 Act imposes on us as a BDC or the source of income, asset diversification and distribution requirements we must satisfy to maintain our RIC status. The competitive pressures we face may have a material adverse effect on our business, financial condition and results of operations. As a result of this competition, we may not be able to take advantage of attractive investment opportunities from time to time, and we may not be able to identify and make investments that are consistent with our investment objective.

We will be subject to U.S. federal income tax imposed at corporate rates if we are unable to qualify or maintain qualification as a RIC under Subchapter M of the Code.
We have elected to be treated as a RIC under Subchapter M of the Code commencing with our taxable year ended December 31, 2012, have qualified in each taxable year since, and intend to continue to qualify to be treated as a RIC; however, no assurance can be given that we will be able to continue to qualify for and maintain RIC status. To qualify as a RIC and to be relieved of U.S. federal taxes on income and gains timely distributed to our stockholders, we must meet certain requirements, including source-of-income, asset diversification and distribution requirements. The annual distribution requirement applicable to RICs is satisfied if we distribute at least 90% of our net ordinary income and net short-term capital gains in excess of net long-term capital losses, if any, to our stockholders on an annual basis. In addition, we will be subject to a 4% nondeductible federal excise tax to the extent that we do not satisfy certain additional minimum distribution requirements on a calendar year basis. To the extent we use debt financing, we will be subject to certain asset coverage ratio requirements under the 1940 Act and may be subject to financial covenants under loan and credit agreements, each of which could, under certain circumstances, restrict us from making annual distributions necessary to qualify as a RIC. If we are unable to obtain cash from other sources, we may fail to be taxed as a RIC and, thus, may be subject to U.S. federal income tax imposed at corporate rates on our entire taxable income without regard to any distributions made by us. In order to qualify as a RIC, we must also meet certain asset diversification requirements at the end of each calendar quarter. Failure to meet these tests may result in our having to dispose of certain investments quickly in order to prevent the loss of RIC status. Because most of our investments are in private or thinly traded public companies, any such dispositions could be made at disadvantageous prices and may result in substantial losses. If we fail to qualify as a RIC for any reason and become subject to U.S. federal income tax, the resulting U.S. federal income tax could substantially reduce our net assets, the amount of income available for distributions to stockholders and the amount of our distributions and the amount of funds available for new investments. Such a failure would have a material adverse effect on us and our stockholders.
An extended disruption in the capital markets and the credit markets could negatively affect us and our portfolio companies.
As a BDC, it is necessary for us to maintain our ability to raise additional capital for investment purposes. Without sufficient access to the capital markets or credit markets, we may be forced to curtail our business operations or we may not be able to pursue new business opportunities. The capital markets and the credit markets have experienced periods of extreme volatility and disruption and, accordingly, there has been and may in the future be uncertainty in the financial markets in general. Ongoing disruptive conditions in the financial industry, including the bankruptcy of, the acquisition of, or government intervention in the affairs of financial institutions, and the impact of new legislation in response to those conditions could restrict our business operations or the business operations of our portfolio companies and could adversely impact our results of operations and financial condition or results of operations and financial condition of our portfolio companies.

We access the capital markets periodically to issue debt or equity securities or borrow from financial institutions in order to obtain such additional capital. Unfavorable economic conditions could increase our funding costs, limit our access to the capital markets or result in a decision by lenders not to extend credit to us. A reduction in the availability of new capital could limit our ability to pursue new business opportunities and grow our business. In addition, we are required to distribute at least 90% of our net ordinary income and net short-term capital gains in excess of net long-term capital losses, if any, to our stockholders to qualify as a RIC. As a result, these earnings will not be available to fund new investments. An inability to access the capital markets successfully could limit our ability to grow our business and execute our business strategy fully and could decrease our earnings, if any, which may have an adverse effect on the value of our securities. While most of our investments are not publicly traded, applicable accounting standards require us to assume as part of our valuation process that our investments are sold in a principal market to market participants (even if we plan on holding an investment through its maturity). As a result, volatility in the capital markets can adversely affect our investment valuations. Further, the illiquidity of our investments may make it difficult for us to sell such investments if required and to value such investments. As a result, we may realize significantly less than the value at which we will have recorded our investments.
We may need to raise additional capital to grow because we must distribute most of our income.
We may need additional capital to fund new investments and grow our portfolio of investments. We intend to access the capital markets periodically to issue debt or equity securities or borrow from financial institutions in order to obtain such additional capital. Unfavorable economic conditions could increase our funding costs, limit our access to the capital markets or result in a decision by lenders not to extend credit to us. A reduction in the availability of new capital could limit our ability to grow. In addition, in order to qualify as a RIC, we are required to distribute each taxable year an amount at least equal to 90% of our net ordinary income and net short-term capital gains in excess of net long-term capital losses, if any, to our stockholders. As a result, these earnings are not available to fund new investments. An inability to access the capital markets successfully could limit our ability to grow our business and execute our business strategy fully and could decrease our earnings, if any, which may have an adverse effect on the value of our securities.
We may have difficulty paying our required distributions if we recognize income before, or without, receiving cash representing such income.
For U.S. federal income tax purposes, we include in income certain amounts that we have not yet received in cash, such as original issue discount, or through contracted PIK interest, which represents contractual interest added to the loan balance and due at the end of the loan term. Original issue discount, which could be significant relative to our overall investment activities, or increases in loan balances as a result of contracted PIK arrangements, are included in income before we receive the corresponding cash payments. We also may be required to include in income certain other amounts that we do not receive in cash.
That part of the incentive fee payable by us that relates to our net investment income is computed and paid on income that may include interest that has been accrued but not yet received in cash, such as original issue discount and PIK interest. If we pay a net investment income incentive fee on interest that has been accrued, but not yet received in cash, it will increase the basis of our investment in that loan, which will reduce the capital gain incentive fee that we would otherwise pay in the future. Nevertheless, if we pay a net investment income incentive fee on interest that has been accrued but not yet received, and if that portfolio company defaults on such a loan, it is possible that accrued interest previously included in the calculation of the incentive fee will become uncollectible.
Because we may recognize income before or without receiving cash representing such income, we may have difficulty meeting the requirements applicable to RICs. In such a case, we may have to sell some of our investments at times and/or at prices we would not consider advantageous, raise additional debt or equity capital or reduce new investment originations and sourcings to meet these distribution requirements. If we are not able to obtain such cash from other sources, we may fail to qualify for the tax benefits available to RICs and thus be subject to U.S. federal income tax imposed at corporate rates.
The 1940 Act allows us to incur additional leverage, which could increase the risk of investing in us.
The 1940 Act generally prohibits us from incurring indebtedness unless immediately after such borrowing we have an asset coverage for total borrowings of at least 200% (i.e., the amount of debt may not exceed half of the value of our total assets). However, under the Small Business Credit Availability Act (the “SBCAA”), which became law in March 2018, BDCs have the ability to elect to become subject to a lower asset coverage requirement of 150% (i.e., the amount of debt may not exceed two-thirds of the value of our total assets), subject to the receipt of the requisite board or stockholder approvals under the SBCAA and satisfaction of certain other conditions.

On June 20, 2018, our stockholders approved the application of the modified asset coverage requirements, as approved by our Board on March 27, 2018, and we became subject to the 150% minimum asset coverage ratio, effective June 21, 2018.
Leverage is generally considered a speculative investment technique and may increase the risk of investing in our securities. Leverage magnifies the potential for loss on investments in our indebtedness and on invested equity capital. As we use leverage to partially finance our investments, you will experience increased risks of investing in our securities. If the value of our assets increases, then leveraging would cause the net asset value attributable to our common stock to increase more sharply than it would have had we not leveraged. Conversely, if the value of our assets decreases, leveraging would cause net asset value to decline more sharply than it otherwise would have had we not leveraged our business. Similarly, any increase in our income in excess of interest payable on the borrowed funds would cause our net investment income to increase more than it would without the leverage, while any decrease in our income would cause net investment income to decline more sharply than it would have had we not borrowed. Such a decline could negatively affect our ability to pay distributions, scheduled debt payments or other payments related to our securities. The effects of leverage would cause any decrease in net asset value for any losses to be greater than any increase in net asset value for any corresponding gains. If we incur additional leverage, you will experience increased risks of investing in our common stock.
Regulations governing our operation as a BDC affect our ability to and the way in which we raise additional capital.
We may issue debt securities or preferred stock and/or borrow money from banks or other financial institutions, which we refer to collectively as “senior securities,” up to the maximum amount permitted by the 1940 Act. Under the provisions of the 1940 Act, we are permitted as a BDC to issue senior securities in amounts such that our asset coverage ratio, as defined in the 1940 Act, equals at least 150% of total assets less all liabilities and indebtedness not represented by senior securities, immediately after each issuance of senior securities (other than the SBA debentures of an SBIC subsidiary, as permitted by exemptive relief we have been granted by the SEC). If the value of our assets declines, we may be unable to satisfy this test. If that happens, we may be required to sell a portion of our investments and, depending on the nature of our leverage, repay a portion of our indebtedness at a time when such sales may be disadvantageous. This could have a material adverse effect on our operations and we may not be able to make distributions in an amount sufficient to be subject to taxation as a RIC, or at all. In addition, issuance of securities could dilute the percentage ownership of our current stockholders in us.
No person or entity from which we borrow money will have a veto power or a vote in approving or changing any of our fundamental policies. If we issue preferred stock, the preferred stock would rank “senior” to common stock in our capital structure, preferred stockholders would have separate voting rights on certain matters and might have other rights, preferences or privileges more favorable than those of our common stockholders, and the issuance of preferred stock could have the effect of delaying, deferring or preventing a transaction or a change of control that might involve a premium price for holders of our common stock or otherwise be in your best interest. Holders of our common stock will directly or indirectly bear all of the costs associated with offering and servicing any preferred stock that we issue. In addition, any interests of preferred stockholders may not necessarily align with the interests of holders of our common stock and the rights of holders of shares of preferred stock to receive dividends would be senior to those of holders of shares of our common stock.
As a BDC, we generally are not able to issue our common stock at a price below net asset value per share without first obtaining the approval of our stockholders and our independent directors. If we raise additional funds by issuing more common stock or senior securities convertible into, or exchangeable for, our common stock, then percentage ownership of our stockholders at that time would decrease, and you might experience dilution. We have stockholder approval to sell our common stock below net asset value through June 18, 2025. We may seek further stockholder approval to sell shares below net asset value in the future.
We maintain a revolving credit facility and use other borrowed funds to make investments or fund our business operations, which exposes us to risks typically associated with leverage and increases the risk of investing in us.
We maintain a revolving credit facility, have issued debt securities and may borrow money, including through the issuance of additional debt securities or preferred stock, to leverage our capital structure, which is generally considered a speculative investment technique. As a result:
•our common stock is exposed to an increased risk of loss because a decrease in the value of our investments would have a greater negative impact on the value of our common stock than if we did not use leverage;

•if we do not appropriately match the assets and liabilities of our business, adverse changes in interest rates could reduce or eliminate the incremental income we make with the proceeds of any leverage;
•our ability to pay distributions on our common stock may be restricted if our asset coverage ratio, as provided in the 1940 Act, is not at least 150% and any amounts used to service indebtedness or preferred stock would not be available for such distributions;
•any credit facility is subject to periodic renewal by its lenders, whose continued participation cannot be guaranteed;
•our revolving credit facility with ING Capital LLC, as agent, is, and any other credit facility we may enter into would be, subject to various financial and operating covenants, including that our portfolio of investments satisfies certain eligibility and concentration limits as well as valuation methodologies;
•such securities would be governed by an indenture or other instrument containing covenants restricting our operating flexibility;
•we bear the cost of issuing and paying interest or distributions on such securities, which costs are entirely borne by our common stockholders; and
•any convertible or exchangeable securities that we issue may have rights, preferences and privileges more favorable than those of our common stock.
The following table illustrates the effect of leverage on returns from an investment in our common stock assuming various annual returns, net of expenses. The calculations in the table below are hypothetical and actual returns may be higher or lower than those appearing in the table below.

	Assumed Return on Our Portfolio (Net of Expenses) (1)
	‑10%	‑5%	0%	5%	10%
Corresponding return to common stockholder (2)(3)	(35.07%)	(22.28%)	(9.49%)	3.30%	16.09%
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(1)The assumed return on our portfolio is required by regulation of the SEC to assist investors in understanding the effects of leverage and is not a prediction of, and does not represent, our projected or actual performance.
(2)Assumes $490.7 million in total assets, $298.9 million in debt outstanding, of which $293.9 million is senior securities outstanding, $191.8 million in net assets and an average cost of funds of 6.09%, which was the weighted average interest rate of borrowing on our revolving credit facility and 2026 Notes as of December 31, 2024. The interest rate on our revolving credit facility is a variable rate. Actual interest payments may be different.
(3)In order for us to cover our annual interest payments on indebtedness, we must achieve annual returns on our December 31, 2024 total portfolio assets of at least 3.71%.
The majority of our assets are subject to security interests under our revolving credit facility and if we default on our obligations under such facility, we may suffer adverse consequences, including foreclosure on our assets.
As of December 31, 2024, the majority of our assets (excluding, among other things, investments held in and by certain of our subsidiaries) were pledged as collateral under our revolving credit facility. If we default on our obligations under this facility, the lenders may have the right to foreclose upon and sell, or otherwise transfer, the collateral subject to their security interests or their superior claim. In such event, we may be forced to sell our investments to raise funds to repay our outstanding borrowings in order to avoid foreclosure and these forced sales may be at times and at prices we would not consider advantageous. Moreover, such deleveraging of our company could significantly impair our ability to effectively operate our business in the manner in which we have historically operated. As a result, we could be forced to curtail or cease new investment activities and lower or eliminate the distributions that we have historically paid to our stockholders.
In addition, if the lenders exercise their right to sell the assets pledged under our revolving credit facility, such sales may be completed at distressed sale prices, thereby diminishing or potentially eliminating the amount of cash available to us after repayment of the amounts outstanding under the credit facilities.

We are subject to risks associated with our revolving credit facility and the terms of our revolving credit facility may contractually limit our ability to incur additional indebtedness.
Our revolving credit facility, as amended, imposes certain conditions that may limit the amount of our distributions to stockholders. Distributions payable in our common stock under our dividend reinvestment plan are not limited by the revolving credit facility. Distributions in cash or property other than our common stock are generally limited to 115% of the amount of distributions required to maintain our ability to be subject to taxation as a RIC. We are required under the revolving credit facility to maintain our ability to be subject to taxation as a RIC.
The revolving credit facility requires us to comply with certain financial and operational covenants, including asset coverage ratios and a minimum net worth. For example, the revolving credit facility requires that we maintain an asset coverage ratio of at least 1.5 to 1 and a senior debt coverage ratio of at least 2 to 1 at all times. We may divert cash to pay the lenders in amounts sufficient to cause these tests to be satisfied. Our compliance with these covenants depends on many factors, some of which, such as market conditions, are beyond our control.
Our ability to sell our investments is also limited under the revolving credit facility. Under the revolving credit facility, the sale of any portfolio investment may not cause our covered debt amount to exceed our borrowing base. As a result, there may be times or circumstances during which we are unable to sell investments, pay distributions or take other actions that might be in our best interests.
Availability of borrowings under the revolving credit facility is linked to the valuation of the collateral pursuant to a borrowing base mechanism. As such, declines in the fair market value of our investments which are collateral to the revolving credit facility may reduce availability under our revolving credit facility.
To the extent we continue to use debt to finance our investments, changes in interest rates will affect our cost of capital and net investment income.
To the extent we borrow money to make investments, our net investment income depends, in part, upon the difference between the rate at which we borrow funds and the rate at which we invest those funds. As a result, we can offer no assurance that a significant change in market interest rates will not have a material adverse effect on our net investment income in the event we use debt to finance our investments. In periods of higher interest rates, our cost of funds would increase, which could reduce our net investment income. We expect that our long-term fixed-rate investments will be financed primarily with issuances of equity and long-term debt securities. We may use interest rate risk management techniques in an effort to limit our exposure to interest rate fluctuations. Such techniques may include various interest rate hedging activities to the extent permitted by the 1940 Act.
You should also be aware that a rise in the general level of interest rates typically leads to higher interest rates applicable to our debt investments. Accordingly, an increase in interest rates may result in an increase of the amount of incentive fees payable to MC Advisors.
We are subject to risks related to corporate social responsibility.
Our business faces increasing public scrutiny related to environmental, social and governance (“ESG”) activities, which are increasingly considered to contribute to the long-term sustainability of a company’s performance. A variety of organizations measure the performance of companies on ESG topics, and the results of these assessments are widely publicized. In addition, investment in funds that specialize in companies that perform well in such assessments are increasingly popular, and major institutional investors have publicly emphasized the importance of such ESG measures to their investment decisions.
We risk damage to our brand and reputation if we fail to act responsibly in a number of areas, such as environmental stewardship, corporate governance and transparency and considering ESG factors in our investment processes. Adverse incidents with respect to ESG activities could impact the value of our brand, the cost of our operations and relationships with investors, all of which could adversely affect our business and results of operations.
Additionally, new regulatory initiatives related to ESG could adversely affect our business. The SEC has adopted rules that, among other matters, establish a framework for the reporting of climate-related risks; however, the future status of such rules is uncertain at this time. Compliance with any new laws or regulations increases our regulatory burden and could make compliance more difficult and expensive, affect the manner in which we or our portfolio companies conduct our businesses and adversely affect our profitability.

We are exposed to risks associated with changes in interest rates.
Interest rate fluctuations may have a substantial negative impact on our investments, the value of our common stock and our rate of return on invested capital. A reduction in the interest rates on new investments relative to interest rates on current investments could have an adverse impact on our net investment income while an increase in interest rates could decrease the value of any investments we hold that earn fixed interest rates, including subordinated loans, senior and junior secured and unsecured debt securities and loans and high yield bonds, and also could increase our interest expense, thereby decreasing our net income.
An increase in interest rates available to investors could also make investment in our common stock less attractive unless we are able to increase our dividend rate. In periods of higher interest rates, to the extent we borrow money subject to a floating interest rate, our cost of funds would increase, which could reduce our net investment income. Further, higher interest rates could also adversely affect our performance if such increases cause our borrowing costs to rise at a rate in excess of the rate that our investments yield. Further, higher interest rates could also adversely affect our performance if we hold investments with floating interest rates, subject to specified minimum interest rates (such as a Secured Overnight Financing Rate ("SOFR") floor), while at the same time engaging in borrowings subject to floating interest rates not subject to such minimums. In such a scenario, higher interest rates may increase our interest expense, even though our interest income from investments is not increasing in a corresponding manner as a result of such minimum interest rates.
If general interest rates rise, there is a risk that the portfolio companies in which we hold floating rate investments will be unable to pay escalating interest amounts, which could result in a default under their loan documents with us. Higher interest rates could also cause portfolio companies to shift cash from other productive uses to the payment of interest, which may have a material adverse effect on their business and operations and could, over time, lead to increased defaults. In addition, higher interest rates may increase pressure on us to provide fixed rate loans to our portfolio companies, which could adversely affect our net investment income, as increases in our cost of borrowed funds would not be accompanied by increased interest income from such fixed-rate investments.
To the extent that we continue to make floating rate debt investments, a rise in the general level of interest rates would lead to higher interest rates applicable to our debt investments. Accordingly, an increase in interest rates may result in an increase in the amount of the incentive fee payable to MC Advisors.
General interest rate fluctuations may have a substantial negative impact on our investments and investment opportunities and, accordingly, may have a material adverse effect on our ability to achieve our investment objective and the rate of return on invested capital.
If we do not invest a sufficient portion of our assets in qualifying assets, we could fail to qualify as a BDC, which would have a material adverse effect on our business, financial condition and results of operations.
As a BDC, we may not acquire any assets other than “qualifying assets” unless, at the time of and after giving effect to such acquisition, at least 70% of our total assets are qualifying assets, as defined in Section 55(a) of the 1940 Act. See “Business — Qualifying Assets.” We believe that most of the investments that we may acquire in the future will constitute qualifying assets. However, we may be precluded from investing in what we believe are attractive investments if such investments are not qualifying assets for purposes of the 1940 Act. If we do not invest a sufficient portion of our assets in qualifying assets, we could violate the 1940 Act provisions applicable to BDCs. As a result of such violation, specific rules under the 1940 Act could prevent us, for example, from making follow-on investments in existing portfolio companies, which could result in the dilution of our position or could require us to dispose of investments at inappropriate times in order to come into compliance with the 1940 Act. If we need to dispose of investments quickly, it could be difficult to dispose of such investments on favorable terms. We may not be able to find a buyer for such investments and, even if we do find a buyer, we may have to sell the investments at a substantial loss. Any such outcomes would have a material adverse effect on our business, financial condition, results of operations, and cash flows.

A majority of our portfolio investments are recorded at fair value as determined in good faith by our Valuation Designee and, as a result, there may be uncertainty as to the value of our portfolio investments.
Under the 1940 Act, we are required to carry our portfolio investments at market value, or if there is no readily available market value, at fair value as determined by MC Advisors in its capacity as our Valuation Designee. A majority of our portfolio investments may take the form of securities that are not publicly traded. The fair value of securities and other investments that are not publicly traded may not be readily determinable, and we value these securities at fair value as determined in good faith by our Valuation Designee, including to reflect significant events affecting the value of our securities. As part of the valuation process, we may take into account the following types of factors, if relevant, in determining the fair value of our investments:
•a comparison of the portfolio company’s securities to publicly traded securities;
•the enterprise value of a portfolio company;
•the nature and realizable value of any collateral;
•the portfolio company’s ability to make payments and its earnings and discounted cash flow;
•the markets in which the portfolio company does business; and
•changes in the interest rate environment and the credit markets generally that may affect the price at which similar investments may be made in the future and other relevant factors.
We expect that most of our investments (other than cash and cash equivalents) will be classified as Level 3 in the fair value hierarchy and require disclosures about the level of disaggregation along with the inputs and valuation techniques we use to measure fair value. This means that our portfolio valuations are based on unobservable inputs and our own assumptions about how market participants would price the asset or liability in question. Inputs into the determination of fair value of our portfolio investments require significant management judgment or estimation. Even if observable market data is available, such information may be the result of consensus pricing information or broker quotes, which include a disclaimer that the broker would not be held to such a price in an actual transaction. The non-binding nature of consensus pricing and/or quotes accompanied by disclaimers materially reduces the reliability of such information. We generally employ the services of one or more independent service providers to conduct fair value appraisals of material investments for which market quotations are not readily available. These fair value appraisals for material investments are received at least once every calendar year for each portfolio company investment, but are generally received quarterly. The types of factors that the Valuation Designee may take into account in determining the fair value of our investments generally include, as appropriate, comparison to publicly traded securities including such factors as yield, maturity and measures of credit quality, the enterprise value of a portfolio company, the nature and realizable value of any collateral, the portfolio company’s ability to make payments and its earnings and discounted cash flow, the markets in which the portfolio company does business and other relevant factors. Because such valuations, and particularly valuations of private securities and private companies, are inherently uncertain, may fluctuate over short periods of time and may be based on estimates, our determinations of fair value may differ materially from the values that would have been used if a ready market for these securities existed. Due to this uncertainty in the value of our portfolio investments, a fair value determination may cause net asset value on a given date to materially understate or overstate the value that we may ultimately realize upon one or more of our investments. As a result, investors purchasing shares of our common stock based on an overstated net asset value would pay a higher price than the value of the investments might warrant. Conversely, investors selling shares during a period in which the net asset value understates the value of investments will receive a lower price for their shares than the value the investment portfolio might warrant.
We adjust quarterly the valuation of our portfolio to reflect the determination of our Valuation Designee of the fair value of each investment in our portfolio. Any changes in fair value are recorded in our consolidated statements of operations as net change in unrealized gain (loss) on investments.

Legislative or regulatory tax changes could adversely affect investors.
At any time, the federal income tax laws governing RICs or the administrative interpretations of those laws or regulations may be amended. Matters pertaining to U.S. federal income taxation are constantly under review by persons involved in the legislative process, and by the Internal Revenue Service, and the U.S. Treasury Department. The Trump Administration has proposed significant changes to the Code and existing U.S federal income tax regulations and there are a number of proposals in Congress that, if enacted, would similarly modify the Code. The likelihood of any new legislation being enacted is uncertain. Any new legislation and any U.S. Treasury regulations, administrative interpretations or court decisions interpreting such legislation could have adverse consequences, including affecting our ability to qualify as a RIC or otherwise impacting the U.S. federal income tax consequences applicable to us and our investors. Therefore, changes in tax laws, regulations or administrative interpretations or any amendments thereto could diminish the value of an investment in our shares or the value or the resale potential of our investments. Investors are urged to consult with their tax advisor regarding tax legislative, regulatory, or administrative developments and proposals and their potential effect on an investment in our shares.
Our Board may change our investment objective, operating policies and strategies without prior notice or stockholder approval, the effects of which may be adverse.
Our Board has the authority, except as otherwise prohibited by the 1940 Act, to modify or waive certain of our operating policies and strategies without prior notice and without stockholder approval. However, absent stockholder approval, we may not change the nature of our business so as to cease to be, or withdraw our election as, a BDC. Under Maryland law, we also cannot be dissolved without prior stockholder approval except by judicial action. We cannot predict the effect any changes to our current operating policies and strategies would have on our business, operating results and the price value of our common stock. Nevertheless, any such changes could adversely affect our business and impair our ability to make distributions.
MC Advisors can resign on 60 days’ notice under the Investment Advisory and Management Agreement, and we may not be able to find a suitable replacement within that time, resulting in a disruption in our operations that could adversely affect our financial condition, business and results of operations.
MC Advisors has the right to resign under the Investment Advisory and Management Agreement without penalty at any time upon 60 days’ written notice to us, whether we have found a replacement or not. If MC Advisors resigns, we may not be able to find a new investment advisor or hire internal management with similar expertise and ability to provide the same or equivalent services on acceptable terms within 60 days, or at all. If we are unable to do so quickly, our operations are likely to experience a disruption, our financial condition, business and results of operations as well as our ability to pay distributions are likely to be adversely affected and the market price of our securities may decline. In addition, the coordination of our internal management and investment activities is likely to suffer if we are unable to identify and reach an agreement with a single institution or group of executives having the expertise possessed by MC Advisors and its affiliates. Even if we were able to retain comparable management, whether internal or external, the integration of such management and their lack of familiarity with our investment objective may result in additional costs and time delays that may adversely affect our financial condition, business and results of operations.
MC Management can resign on 60 days’ notice from its role as our administrator under the Administration Agreement, and we may not be able to find a suitable replacement within that time, resulting in a disruption in our operations that could adversely affect our financial condition, business and results of operations.
MC Management has the right to resign under the Administration Agreement without penalty upon 60 days’ written notice to us, whether we have found a replacement or not. If MC Management resigns, we may not be able to find a new administrator or hire internal management with similar expertise and ability to provide the same or equivalent services on acceptable terms, or at all. If we are unable to do so quickly, our operations are likely to experience a disruption, our financial condition, business and results of operations as well as our ability to pay distributions are likely to be adversely affected and the market price of our shares may decline. In addition, the coordination of our internal management and administrative activities is likely to suffer if we are unable to identify and reach an agreement with a service provider or individuals with the expertise possessed by MC Management. Even if we were able to retain a comparable service provider or individuals to perform such services, whether internal or external, their integration into our business and lack of familiarity with our investment objective may result in additional costs and time delays that may adversely affect our financial condition, business and results of operations.

We may incur lender liability as a result of our lending activities.
In recent years, a number of judicial decisions have upheld the right of borrowers and others to sue lending institutions on the basis of various evolving legal theories, collectively termed “lender liability.” Generally, lender liability is founded on the premise that a lender has either violated a duty, whether implied or contractual, of good faith and fair dealing owed to the borrower or has assumed a degree of control over the borrower resulting in the creation of a fiduciary duty owed to the borrower or its other creditors or stockholders. We may be subject to allegations of lender liability, which could be time-consuming and expensive to defend and result in significant liability.
We may incur liability as a result of providing managerial assistance to our portfolio companies.
In the course of providing significant managerial assistance to certain portfolio companies, certain of our management and directors may serve as directors on the boards of such companies. To the extent that litigation arises out of investments in these companies, our management and directors may be named as defendants in such litigation, which could result in an expenditure of our funds, through our indemnification of such officers and directors, and the diversion of management time and resources.
Risks Relating to Our Investments
Economic recessions or downturns could impair our portfolio companies and harm our operating results.
Many of our portfolio companies in which we have invested or expect to make investments are likely to be susceptible to economic slowdowns or recessions and may be unable to repay our loans during such periods. These portfolio companies may face intense competition, including competition from companies with greater financial resources, more extensive research and development, manufacturing, marketing and service capabilities and greater number of qualified and experienced managerial and technical personnel. They may need additional financing that they are unable to secure and that we are unable or unwilling to provide, or they may be subject to adverse developments unrelated to the technologies they acquire.
Therefore, our non-performing assets are likely to increase, and the value of our portfolio is likely to decrease during these periods. Adverse economic conditions may decrease the value of collateral securing some of our loans and the value of our equity investments and could lead to financial losses in our portfolio and a corresponding decrease in revenues, net income and assets.
Unfavorable economic conditions also could increase our funding costs, limit our access to the capital markets or result in a decision by lenders not to extend credit to us. These events could prevent us from increasing our investments and harm business, financial condition, our operating results and prospects.
A portfolio company’s failure to satisfy financial or operating covenants imposed by us or other lenders could lead to defaults and, potentially, acceleration of its loans and foreclosure on its assets, which could trigger cross-defaults under other agreements and jeopardize our portfolio company’s ability to meet its obligations under the debt securities that we hold. We may incur expenses to the extent necessary to seek recovery upon default or to negotiate new terms with a defaulting portfolio company. It is possible that we could become subject to a lender liability claim, including as a result of actions taken if we or MC Advisors render significant managerial assistance to the borrower. Furthermore, if one of our portfolio companies were to file for bankruptcy protection, even though we may have structured our investment as senior secured debt, depending on the facts and circumstances, including the extent to which we or MC Advisors provided managerial assistance to that portfolio company or otherwise exercise control over it, a bankruptcy court might re-characterize our debt as a form of equity and subordinate all or a portion of our claim to claims of other creditors.
Inflation may adversely affect the business, results of operations and financial condition of our portfolio companies.
Inflationary pressures have increased the costs of labor, energy and raw materials and have adversely affected consumer spending, economic growth and our portfolio companies’ operations. Certain of our portfolio companies may be in industries that have been, or are expected to be, impacted by inflation. If such portfolio companies are unable pass any increases in their costs along to their customers, it could adversely affect their results and impact their ability to pay interest and principal on our loans. In addition, any projected future decreases in our portfolio companies' operating results due to inflation could adversely impact the fair value of those investments. Any decreases in the fair value of our investments could result in future realized or unrealized losses and therefore reduce our net assets resulting from operations.

Market conditions have materially and adversely affected debt and equity capital markets in the United States and around the world.
In the past, the global capital markets experienced periods of disruption resulting in increasing spreads between the yields realized on riskier debt securities and those realized on securities perceived as being risk-free and a lack of liquidity in parts of the debt capital markets, significant write-offs in the financial services sector relating to subprime mortgages and the re-pricing of credit risk in the broadly syndicated market. These events, along with the deterioration of the housing market, illiquid market conditions, declining business and consumer confidence and the failure of major financial institutions in the United States, led to a general decline in economic conditions. This economic decline materially and adversely affected the broader financial and credit markets and reduced the availability of debt and equity capital for the market as a whole and to financial firms in particular. If such a period of disruption were to occur in the future, to the extent that we wish to use debt to fund our investments, the debt capital that will be available to us, if at all, may be at a higher cost, and on terms and conditions that may be less favorable, than what we expect, which could negatively affect our financial performance and results. A prolonged period of market illiquidity may cause us to reduce the volume of loans we originate and/or fund below historical levels and adversely affect the value of our portfolio investments, which could have a material and adverse effect on our business, financial condition, and results of operations. The spread between the yields realized on riskier debt securities and those realized on securities perceived as being risk-free has remained narrow on a relative basis recently. If these spreads were to widen or if there were deterioration of market conditions, these events could materially and adversely affect our business.

We and our portfolio companies may maintain cash balances at financial institutions and exceed federally insured limits and may otherwise be materially affected by adverse developments affecting the financial services industry, such as actual events or concerns involving liquidity, defaults or non-performance by financial institutions or transactional counterparties.

Our cash is held in accounts at U.S. banking institutions that we believe are of high quality. Cash held by us and by our portfolio companies in non-interest-bearing and interest-bearing operating accounts may exceed the Federal Deposit Insurance Corporation (FDIC) insurance limits. If such banking institutions were to fail, we or our portfolio companies could lose all or a portion of those amounts held in excess of such insurance limitations. In addition, actual events involving limited liquidity, defaults, non-performance or other adverse developments that affect financial institutions, transactional counterparties or other companies in the financial services industry or the financial services industry generally, or concerns or rumors about any events of these kinds or other similar risks, have in the past and may in the future lead to market-wide liquidity problems, which could adversely affect our and our portfolio companies’ business, financial condition, results of operations, or prospects.

Although we assess our portfolio companies’ banking relationships as we believe necessary or appropriate, our and our portfolio companies’ access to funding sources and other credit arrangements in amounts adequate to finance or capitalize our respective current and projected future business operations could be significantly impaired by factors that affect us or our portfolio companies, the financial institutions with which we or our portfolio companies have arrangements directly, or the financial services industry or economy in general. These factors could include, among others, events such as liquidity constraints or failures, the ability to perform obligations under various types of financial, credit or liquidity agreements or arrangements, disruptions or instability in the financial services industry or financial markets, or concerns or negative expectations about the prospects for companies in the financial services industry. These factors could involve financial institutions or financial services industry companies with which we or our portfolio companies have financial or business relationships, but could also include factors involving financial markets or the financial services industry generally.

In addition, investor concerns regarding the U.S. or international financial systems could result in less favorable commercial financing terms, including higher interest rates or costs and tighter financial and operating covenants, or systemic limitations on access to credit and liquidity sources, thereby making it more difficult for us or our portfolio companies to acquire financing on acceptable terms or at all.
Our investments in leveraged portfolio companies may be risky, and we could lose all or part of our investment.
Investment in leveraged companies involves a number of significant risks. Leveraged companies, including lower middle-market companies, in which we invest may have limited financial resources and may be unable to meet their obligations under their debt securities that we hold. Such developments may be accompanied by a deterioration in the value of any collateral and a reduction in the likelihood of our realizing any guarantees that we may have obtained in connection with our investment. In addition, our junior secured loans are generally subordinated to senior loans. As such, other creditors may rank senior to us in the event of an insolvency.

Our portfolio companies consist of and will likely continue to consist primarily of lower middle-market, privately owned companies, which may present a greater risk of loss than loans to larger companies.
Our portfolio consists, and will most likely continue to consist, primarily of loans to lower middle-market, privately owned companies. Compared to larger, publicly traded firms, these companies generally have more limited access to capital and higher funding costs, may be in a weaker financial position and may need more capital to expand, compete and operate their business. In addition, many of these companies may be unable to obtain financing from public capital markets or from traditional sources, such as commercial banks. Accordingly, loans made to these types of borrowers may entail higher risks than loans made to companies that have larger businesses, greater financial resources or are otherwise able to access traditional credit sources on more attractive terms.
Investing in lower middle-market companies involves a number of significant risks, including that lower middle-market companies:
•may have shorter operating histories, narrower product lines and smaller market shares than larger businesses, which tend to render them more vulnerable to competitors’ actions and market conditions, as well as general economic downturns;
•are more likely to depend on the management talents and efforts of a small group of persons; therefore, the death, disability, resignation or termination of one or more of these persons could have a material adverse impact on our portfolio company and, in turn, on us;
•typically have more limited access to the capital markets, which may hinder their ability to refinance borrowings;
•will be unable to refinance or repay at maturity the unamortized loan balance as we structure our loans such that a significant balance remains due at maturity;
•generally have less predictable operating results, may be particularly vulnerable to changes in customer preferences or market conditions, depend on one or a limited number of major customers;
•may from time to time be parties to litigation, may be engaged in rapidly changing businesses with products subject to a substantial risk of obsolescence, and may require substantial additional capital to support their operations, finance expansion or maintain their competitive position; and
•generally have less publicly available information about their businesses, operations and financial condition. If we are unable to uncover all material information about these companies, we may not make a fully informed investment decision, and may lose all or part of our investment.
Any of these factors or changes thereto could impair a portfolio company’s financial condition, results of operation, cash flow or result in other adverse events, such as bankruptcy, any of which could limit a portfolio company’s ability to make scheduled payments on loans from us. This, in turn, may lead to their inability to make payments on outstanding borrowings, which could result in losses in our loan portfolio and a decrease in our net interest income and book value.
We may be subject to risks associated with our investments in senior secured loans.
We invest in senior secured loans. Senior secured loans are usually rated below investment grade or may also be unrated. As a result, the risks associated with senior secured loans may be considered by credit rating agencies to be similar to the risks of below investment grade fixed income instruments, although senior secured loans are senior and secured in contrast to other below investment grade fixed income instruments, which are often subordinated or unsecured. Investment in senior secured loans rated below investment grade is considered speculative because of the credit risk of their issuers. Such companies are more likely than investment grade issuers to default on their payments of interest and principal owed to us, and such defaults could have a material adverse effect on our performance. An economic downturn would generally lead to a higher non-payment rate, and a senior secured loan may lose significant market value before a default occurs. Moreover, any specific collateral used to secure a senior secured loan may decline in value or become illiquid, which would adversely affect the senior secured loan’s value.

There may be less readily available and reliable information about most senior secured loans than is the case for many other types of securities, including securities issued in transactions registered under the Securities Act or registered under the Exchange Act. As a result, MC Advisors will rely primarily on its own evaluation of a borrower’s credit quality rather than on any available independent sources. Therefore, we will be particularly dependent on the analytical abilities of MC Advisors.
In general, the secondary trading market for senior secured loans is not well developed. No active trading market may exist for certain senior secured loans, which may make it difficult to value them. Illiquidity and adverse market conditions may mean that we may not be able to sell senior secured loans quickly or at a fair price. To the extent that a secondary market does exist for certain senior secured loans, the market for them may be subject to irregular trading activity, wide bid/ask spreads and extended trade settlement periods.
We may be subject to risks associated with our investments in junior debt securities.
We invest in junior debt securities. Although certain junior debt securities are typically senior to common stock or other equity securities, the equity and debt securities in which we will invest may be subordinated to substantial amounts of senior debt, all or a significant portion of which may be secured. Such subordinated investments may be characterized by greater credit risks than those associated with the senior obligations of the same issuer. These subordinated securities may not be protected by all of the financial covenants, such as limitations upon additional indebtedness, typically protecting such senior debt. Holders of junior debt generally are not entitled to receive full payments in bankruptcy or liquidation until senior creditors are paid in full. Holders of equity are not entitled to payments until all creditors are paid in full. In addition, the remedies available to holders of junior debt are normally limited by restrictions benefiting senior creditors. In the event any portfolio company cannot generate adequate cash flow to meet senior debt service, we may suffer a partial or total loss of capital invested.
We may be subject to risks associated with “covenant-lite” loans.
Certain loans in which we invest may be “covenant-lite.” We use the term “covenant-lite” loans to refer generally to loans that do not have a complete set of financial maintenance covenants. Generally, “covenant-lite” loans provide borrower companies more freedom to negatively impact lenders because their covenants are incurrence-based, which means they are only tested and can only be breached following an affirmative action of the borrower, rather than by a deterioration in the borrower’s financial condition. Accordingly, to the extent we are exposed to “covenant-lite” loans, we may have a greater risk of loss on such investments as compared to investments in or exposure to loans with financial maintenance covenants.
We may be subject to risks associated with our investments in unitranche secured loans and securities.
We invest in unitranche secured loans, which are a combination of senior secured and junior secured debt in the same facility in which we syndicate a “first out” portion of the loan to an investor and retain a “last out” portion of the loan. Unitranche secured loans provide all of the debt needed to finance a leveraged buyout or other corporate transaction, both senior and junior, but generally in a first lien position, while the borrower generally pays a blended, uniform interest rate rather than different rates for different tranches. Unitranche secured debt generally requires payments of both principal and interest throughout the life of the loan. Generally, we expect these securities to carry a blended yield that is between senior secured and junior debt interest rates. Unitranche secured loans provide a number of advantages for borrowers, including the following: simplified documentation, greater certainty of execution and reduced decision-making complexity throughout the life of the loan. In some cases, a portion of the total interest may accrue or be paid in kind. Because unitranche secured loans combine characteristics of senior and junior financing, unitranche secured loans have risks similar to the risks associated with senior secured and second lien loans and junior debt in varying degrees according to the combination of loan characteristics of the unitranche secured loan.
We may be subject to risks associated with our investments in bank loans.
We intend to invest in bank loans and participations. These obligations are subject to unique risks, including:
•the possible invalidation of an investment transaction as a fraudulent conveyance under relevant creditors’ rights laws,
•so-called lender-liability claims by the issuer of the obligations,
•environmental liabilities that may arise with respect to collateral securing the obligations, and

•limitations on our ability to directly enforce its rights with respect to participations.
In addition, the illiquidity of bank loans may make it difficult for us to sell such investments to access capital if required. As a result, we could realize significantly less than the value at which we have recorded our investments if we were required to sell them for liquidity purposes. Compared to securities and to certain other types of financial assets, purchases and sales of loans take relatively longer to settle. This extended settlement process can (i) increase the counterparty credit risk borne by us; (ii) leave us unable to timely vote, or otherwise act with respect to, loans it has agreed to purchase; (iii) delay us from realizing the proceeds of a sale of a loan; (iv) inhibit our ability to re-sell a loan that it has agreed to purchase if conditions change (leaving us more exposed to price fluctuations); (v) prevent us from timely collecting principal and interest payments; and (vi) expose us to adverse tax or regulatory consequences. To the extent the extended loan settlement process gives rise to short-term liquidity needs, we may hold cash, sell investments or temporarily borrow from banks or other lenders.
In purchasing participations, we generally will have no right to enforce compliance by the borrower with the terms of the loan agreement, nor any rights of set-off against the borrower, and we may not directly benefit from the collateral supporting the debt obligation in which we have purchased the participation. As a result, we will assume the credit risk of both the borrower and the institution selling the participation.
In analyzing each bank loan or participation, MC Advisors compares the relative significance of the risks against the expected benefits of the investment. Successful claims by third parties arising from these and other risks will be borne by us.
Loans may become nonperforming for a variety of reasons.
A loan or debt obligation may become non-performing for a variety of reasons. Such non-performing loans may require substantial workout negotiations or restructuring that may entail, among other things, a substantial reduction in the interest rate, a substantial write-down of the principal amount of the loan and/or the deferral of payments. In addition, such negotiations or restructuring may be quite extensive and protracted over time, and therefore may result in substantial uncertainty with respect to the ultimate recovery. We may also incur additional expenses to the extent that it is required to seek recovery upon a default on a loan or participate in the restructuring of such obligation. The liquidity for defaulted loans may be limited, and to the extent that defaulted loans are sold, it is highly unlikely that the proceeds from such sale will be equal to the amount of unpaid principal and interest thereon. In connection with any such defaults, workouts or restructuring, although we exercise voting rights with respect to an individual loan, we may not be able to exercise votes in respect of a sufficient percentage of voting rights with respect to such loan to determine the outcome of such vote.
The lack of liquidity in our investments may adversely affect our business.
All of our assets may be invested in illiquid securities, and a substantial portion of our investments in leveraged companies will be subject to legal and other restrictions on resale or will otherwise be less liquid than more broadly traded public securities. The illiquidity of these investments may make it difficult for us to sell such investments when desired. In addition, if we are required to liquidate all or a portion of our portfolio quickly, we may realize significantly less than the value at which we have previously recorded these investments. As a result, we do not expect to achieve liquidity in our investments in the near-term. However, to maintain the election to be regulated as a BDC and qualify as a RIC, we may have to dispose of investments if we do not satisfy one or more of the applicable criteria under the respective regulatory frameworks. We may also face other restrictions on our ability to liquidate an investment in a portfolio company to the extent that we or MC Advisors have material nonpublic information regarding such portfolio company.
Price declines and illiquidity in the corporate debt markets may adversely affect the fair value of our portfolio investments, reducing our net asset value through increased net unrealized losses.
As a BDC, we are required to carry our investments at market value or, if no market value is ascertainable, at fair value as determined in good faith by the Valuation Designee. When an external event such as a purchase transaction, public offering or subsequent equity sale occurs, we use the pricing indicated by the external event to corroborate our valuation. We record decreases in the market values or fair values of our investments as unrealized losses. Declines in prices and liquidity in the corporate debt markets may result in significant net unrealized losses on our portfolio. The effect of all of these factors on our portfolio may reduce our net asset value by increasing net unrealized losses on our portfolio. Depending on market conditions, we could incur substantial realized losses and may suffer additional unrealized losses in future periods, which could have a material adverse effect on our business, financial condition and results of operations.

Our portfolio companies may prepay loans, which prepayment may reduce stated yields if capital returned cannot be invested in transactions with equal or greater expected yields.
The loans underlying our portfolio may be callable at any time, and many of them can be repaid with no premium to par. It is generally not clear and highly unpredictable when or if any loan might be called. Whether a loan is called will depend both on the continued positive performance of the portfolio company and the existence of favorable financing market conditions that allow such company the ability to replace existing financing with less expensive capital. As market conditions change frequently, it is unknown when, and if, this may be possible for each portfolio company. Risks associated with owning loans include the fact that prepayments may occur at any time, sometimes without premium or penalty, and that the exercise of prepayment rights during periods of declining spreads could cause us to reinvest prepayment proceeds in lower-yielding instruments. In the case of some of these loans, having the loan called early may reduce our achievable yield if the capital returned cannot be invested in transactions with equal or greater expected yields.
We may be subject to risks associated with real estate-related investments.
As of December 31, 2024, our investments in the FIRE: Real Estate industry represented approximately 18.2% of the fair value of our portfolio. We may invest portions of our portfolio in the real estate industry, and such investments will be subject to the risks inherent to investment in real estate-related assets generally. These risks include, but are not limited to, regional, national and international economic conditions, the supply and demand for properties, the financial resources of tenants, buyers and sellers of properties, changes in building, environmental, zoning and other laws and regulations, changes in real property tax rates, changes in interest rates and the availability of financing, which may render the sale or refinancing of properties difficult or impracticable, environmental liabilities, uninsured losses, acts of God, natural disasters, terrorist attacks, acts of war (declared and undeclared), strikes and other factors which are beyond our control. Any of these factors could lead to a significant decline in the value of our real estate-related investments, and could in turn, materially adversely affect our business, financial condition and results of operations.
We may be subject to risks associated with our investments in the business services industry.
As of December 31, 2024, our investments in the Services: Business industry represented approximately 11.2% of the fair value of our portfolio. Portfolio companies in the business services sector are subject to many risks, including the negative impact of regulation, changing technology, a competitive marketplace and difficulty in obtaining financing. Portfolio companies in the business services industry must respond quickly to technological changes and understand the impact of these changes on customers’ preferences. Adverse economic, business, or regulatory developments affecting the business services sector could have a negative impact on the value of our investments in portfolio companies operating in this industry, and therefore could negatively impact our business and results of operations.
Our investments in the healthcare and pharmaceutical services industry sector are subject to extensive government regulation and certain other risks particular to that industry.
As of December 31, 2024, our investments in the Healthcare & Pharmaceuticals industry represented approximately 17.5% of the fair value of our portfolio. We invest in healthcare and pharmaceutical services companies. Our investments in portfolio companies that operate in this sector are subject to certain significant risks particular to that industry. The laws and rules governing the business of healthcare companies and interpretations of those laws and rules are subject to frequent change. Broad latitude is given to the agencies administering those regulations. Existing or future laws and rules could force our portfolio companies engaged in healthcare to change how they do business, restrict revenue, increase costs, change reserve levels and change business practices. Healthcare companies often must obtain and maintain regulatory approvals to market many of their products, change prices for certain regulated products and consummate some of their acquisitions and divestitures. Delays in obtaining or failing to obtain or maintain these approvals could reduce revenue or increase costs. Policy changes on the local, state and federal level, such as the expansion of the government’s role in the healthcare arena and alternative assessments and tax increases specific to the healthcare industry or healthcare products as part of federal health care reform initiatives, could fundamentally change the dynamics of the healthcare industry. In particular, health insurance reform, including The Patient Protection and Affordable Care Act and The Health Care and Education Reconciliation Act of 2010, or Health Insurance Reform Legislation, could have a significant effect on our portfolio companies in this industry sector. As Health Insurance Reform Legislation is implemented, our portfolio companies in this industry sector may be forced to change how they do business. We can give no assurance that these portfolio companies will be able to adapt successfully in response to these changes. Any of these factors could materially adversely affect the operations of a portfolio company in this industry sector and, in turn, impair our ability to timely collect principal and interest payments owed to us.

To the extent original issue discount and payment-in-kind interest constitute a portion of our income, we will be exposed to typical risks associated with such income being required to be included in taxable and accounting income prior to receipt of cash representing such income.
Our investments include original issue discount ("OID"), components and may include PIK interest or PIK dividend components. For the year ended December 31, 2024, PIK interest and PIK dividends comprised approximately 15.1% and 0.8% of our investment income, respectively. To the extent original issue discount constitutes a portion of our income, we are exposed to typical risks associated with such income being required to be included in taxable and accounting income prior to receipt of cash, including the following:
•We must include in income each year a portion of the OID that accrues over the life of the obligation, regardless of whether cash representing such income is received by us in the same taxable year. Because any OID or other amounts accrued will be included in investment company taxable income for the year of the accrual, we may be required to make a distribution to our stockholders in order to satisfy our annual distribution requirements, even though we will not have received any corresponding cash amount. As a result, we may have to sell some of our investments at times or at prices that would not be advantageous to us, raise additional debt or equity capital or forgo new investment opportunities;
•The higher yield of OID instruments reflect the payment deferral and credit risk associated with these instruments;
•Even if the accounting conditions for income accrual are met, the borrower could still default when our actual collection is supposed to occur at the maturity of the obligation;
•OID instruments may have unreliable valuations because their continuing accruals require continuing judgments about the collectability of the deferred payments and the value of the collateral;
•OID instruments generally represent a significantly higher credit risk than coupon loans;
•OID income received by us may create uncertainty about the source of our cash distributions to stockholders. For accounting purposes, any cash distributions to stockholders representing OID or market discount income are not treated as coming from paid-in capital, even though the cash to pay them comes from the offering proceeds. Thus, although a distribution of OID or market discount interest comes from the cash invested by the stockholders, Section 19(a) of the 1940 Act does not require that stockholders be given notice of this fact by reporting it as a return of capital;
•The deferral of PIK interest has a negative impact on liquidity, as it represents non-cash income that may require distribution of cash dividends to stockholders in order to maintain our RIC status. In addition, the deferral of PIK interest also increases the loan-to-value (“LTV”) ratio at a compounding rate, thus, increasing the risk that we will absorb a loss in the event of foreclosure; and
•OID and market discount instruments create the risk of non-refundable incentive fee payments to MC Advisors based on non-cash accruals that we may not ultimately realize.

We are a non-diversified investment company within the meaning of the 1940 Act, and therefore we are not limited by the 1940 Act with respect to the proportion of our assets that may be invested in securities of a single issuer.
We are classified as a non-diversified investment company within the meaning of the 1940 Act, which means that we are not limited by the 1940 Act with respect to the proportion of our assets that we may invest in securities of a single issuer. Our portfolio is and may in the future be concentrated in a limited number of portfolio companies and industries. Beyond the asset diversification requirements associated with our qualification as a RIC under the Code, we do not have fixed guidelines for diversification. Although we are classified as a non-diversified investment company within the meaning of the 1940 Act, we maintain the flexibility to operate as a diversified investment company and have done so for an extended period of time. To the extent that we operate as a non-diversified investment company in the future, we may be subject to greater risk. To the extent that we assume large positions in the securities of a small number of issuers, our net asset value may fluctuate to a greater extent than that of a diversified investment company as a result of changes in the financial condition or the market’s assessment of the issuer. We may also be more susceptible to any single economic or regulatory occurrence than a diversified investment company. As a result, the aggregate returns we realize may be significantly adversely affected if a small number of investments perform poorly or if we need to write down the value of any one investment. Additionally, while we are not targeting any specific industries, our investments may be concentrated in relatively few industries. As a result, a downturn in any particular industry in which we are invested could also significantly impact the aggregate returns we realize.
We may hold the debt securities of leveraged companies that may, due to the significant volatility of such companies, enter into bankruptcy proceedings.
Leveraged companies may experience bankruptcy or similar financial distress. The bankruptcy process has a number of significant inherent risks. Many events in a bankruptcy proceeding are the product of contested matters and adversary proceedings and are beyond the control of the creditors. A bankruptcy filing by a portfolio company may adversely and permanently affect the portfolio company. If the proceeding is converted to a liquidation, the value of the issuer may not equal the liquidation value that was believed to exist at the time of the investment. A bankruptcy or other workout often raise conflicts of interest (including, for example, conflicts over proposed waivers and amendments to debt covenants), including between investors who hold different interests in the applicable company. The duration of a bankruptcy proceeding is also difficult to predict, and a creditor’s return on investment can be adversely affected by delays until the plan of reorganization or liquidation ultimately becomes effective. The administrative costs in connection with a bankruptcy proceeding are frequently high and would be paid out of the debtor’s estate prior to any return to creditors. Because the standards for classification of claims under bankruptcy law are vague, our influence with respect to the class of securities or other obligations we own may be lost by increases in the number and amount of claims in the same class or by different classification and treatment. In the early stages of the bankruptcy process, it is often difficult to estimate the extent of, or even to identify, any contingent claims that might be made. In addition, certain claims that have priority by law (for example, claims for taxes) may be substantial.
Our failure to make follow-on investments in our portfolio companies could impair the value of our portfolio.
Following an initial investment in a portfolio company, we may make additional investments in that portfolio company as “follow-on” investments, in seeking to:
•increase or maintain in whole or in part our position as a creditor or equity ownership percentage in a portfolio company;
•exercise warrants, options or convertible securities that were acquired in the original or subsequent financing; or
•preserve or enhance the value of our investment.
We have discretion to make follow-on investments, subject to the availability of capital resources and the provisions of the 1940 Act. Failure on our part to make follow-on investments may, in some circumstances, jeopardize the continued viability of a portfolio company and our initial investment, or may result in a missed opportunity for us to increase our participation in a successful operation. Even if we have sufficient capital to make a desired follow-on investment, we may elect not to make a follow-on investment because we may not want to increase our level of risk, because we prefer other opportunities or because we are inhibited by compliance with BDC requirements or the desire to maintain our RIC status. Our ability to make follow-on investments may also be limited by MC Advisors’ allocation policy.

Because we do not hold controlling equity interests in the majority of our portfolio companies, we may not be able to exercise control over our portfolio companies or to prevent decisions by management of our portfolio companies, which could decrease the value of our investments.
Although we may do so in the future, we do not currently hold controlling equity positions in the majority of our portfolio companies. Our debt investments may provide limited control features such as restrictions, for example, on the ability of a portfolio company to assume additional debt, or to use the proceeds of our investment for other than certain specified purposes. “Control” under the 1940 Act is presumed at more than 25% equity ownership, and may also be present at lower ownership levels where we provide managerial assistance. When we do not acquire a controlling equity position in a portfolio company, we may be subject to the risk that a portfolio company may make business decisions with which we disagree, and that the management and/or stockholders of a portfolio company may take risks or otherwise act in ways that are adverse to our interests. Due to the lack of liquidity of the debt and equity investments that we typically hold in our portfolio companies, we may not be able to dispose of our investments in the event we disagree with the actions of a portfolio company and may therefore suffer a decrease in the value of our investments.
Defaults by our portfolio companies will harm our operating results.
A portfolio company’s failure to satisfy financial or operating covenants imposed by us or other lenders could lead to defaults and, potentially, termination of its loans and foreclosure on its assets. This could trigger cross-defaults under other agreements and jeopardize such portfolio company’s ability to meet its obligations under the debt or equity securities that we hold. We may incur expenses to the extent necessary to seek recovery upon default or to negotiate new terms, which may include the waiver of certain financial covenants, with a defaulting portfolio company.
In addition, many of our investments will likely have a principal amount outstanding at maturity, which could result in a substantial loss to us if the borrower is unable to refinance or repay.
Our portfolio companies may incur debt that ranks equally with, or senior to, our investments in such companies.
We generally seek to invest capital in senior, unitranche and junior secured loans and, to a lesser extent, unsecured subordinated debt and equity. The portfolio companies in which we invest usually have, or may be permitted to incur, other debt that ranks equally with, or senior to, the debt securities in which we invest. By their terms, such debt instruments may provide that the holders are entitled to receive payment of interest or principal on or before the dates on which we are entitled to receive payments in respect of the debt securities in which we invest. Also, in the event of insolvency, liquidation, dissolution, reorganization or bankruptcy of a portfolio company, holders of debt instruments ranking senior to our investment in that portfolio company would typically be entitled to receive payment in full before we receive any distribution in respect of our investment. After repaying senior creditors, the portfolio company may not have any remaining assets to use for repaying its obligation to us. In the case of debt ranking equally with debt securities in which we invest, we would have to share any distributions on an equal and ratable basis with other creditors holding such debt in the event of an insolvency, liquidation, dissolution, reorganization or bankruptcy of the relevant portfolio company.
Additionally, certain loans that we make to portfolio companies may be secured on a second-priority basis by the same collateral securing senior secured debt of such companies. The first-priority liens on the collateral will secure the portfolio company’s obligations under any outstanding senior debt and may secure certain other future debt that may be permitted to be incurred by the portfolio company under the agreements governing the loans. The holders of obligations secured by first-priority liens on the collateral will generally control the liquidation of, and be entitled to receive proceeds from, any realization of the collateral to repay their obligations in full before us. In addition, the value of the collateral in the event of liquidation will depend on market and economic conditions, the availability of buyers and other factors. There can be no assurance that the proceeds, if any, from sales of all of the collateral would be sufficient to satisfy the loan obligations secured by the second-priority liens after payment in full of all obligations secured by the first-priority liens on the collateral. If such proceeds were not sufficient to repay amounts outstanding under the loan obligations secured by the second-priority liens, then, to the extent not repaid from the proceeds of the sale of the collateral, we will only have an unsecured claim against the portfolio company’s remaining assets, if any.

The rights we may have with respect to the collateral securing the loans we make to our portfolio companies with senior debt outstanding may also be limited pursuant to the terms of one or more intercreditor agreements that we enter into with the holders of such senior debt, including in unitranche secured transactions. Under a typical intercreditor agreement, at any time that obligations that have the benefit of the first-priority liens are outstanding, any of the following actions that may be taken in respect of the collateral will be at the direction of the holders of the obligations secured by the first-priority liens:
•the ability to cause the commencement of enforcement proceedings against the collateral;
•the ability to control the conduct of such proceedings;
•the approval of amendments to collateral documents;
•releases of liens on the collateral; and
•waivers of past defaults under collateral documents.
We may not have the ability to control or direct such actions, even if our rights are adversely affected. In addition, a bankruptcy court may choose not to enforce an intercreditor agreement or other agreement with creditors.
We may also make unsecured loans to portfolio companies, meaning that such loans will not benefit from any interest in collateral of such companies. Liens on such portfolio companies’ collateral, if any, will secure the portfolio company’s obligations under its outstanding secured debt and may secure certain future debt that is permitted to be incurred by the portfolio company under its secured loan agreements. The holders of obligations secured by such liens will generally control the liquidation of, and be entitled to receive proceeds from, any realization of such collateral to repay their obligations in full before us. In addition, the value of such collateral in the event of liquidation will depend on market and economic conditions, the availability of buyers and other factors. There can be no assurance that the proceeds, if any, from sales of such collateral would be sufficient to satisfy our unsecured loan obligations after payment in full of all secured loan obligations. If such proceeds were not sufficient to repay the outstanding secured loan obligations, then our unsecured claims would rank equally with the unpaid portion of such secured creditors’ claims against the portfolio company’s remaining assets, if any.
We may also make subordinated investments that rank below other obligations of the obligor in right of payment. Subordinated investments are generally more volatile than secured loans and are subject to greater risk of default than senior obligations as a result of adverse changes in the financial condition of the obligor or in general economic conditions. If we make a subordinated investment in a portfolio company, the portfolio company may be highly leveraged, and its relatively high LTV ratio may create increased risks that its operations might not generate sufficient cash flow to service all of its debt obligations.
We may be subject to risks associated with syndicated loans.
From time to time, our investments may consist of syndicated loans. Under the documentation for such loans, a financial institution or other entity typically is designated as the administrative agent and/or collateral agent. This agent is granted a lien on any collateral on behalf of the other lenders and distributes payments on the indebtedness as they are received. The agent is the party responsible for administering and enforcing the loan and generally may take actions only in accordance with the instructions of a majority or two-thirds in commitments and/or principal amount of the associated indebtedness. In most cases, we do not expect to hold a sufficient amount of the indebtedness to be able to compel any actions by the agent. Accordingly, we may be precluded from directing such actions unless we act together with other holders of the indebtedness. If we are unable to direct such actions, we cannot assure you that the actions taken will be in our best interests.
There is a risk that a loan agent may become bankrupt or insolvent. Such an event would delay, and possibly impair, any enforcement actions undertaken by holders of the associated indebtedness, including attempts to realize upon the collateral securing the associated indebtedness and/or direct the agent to take actions against the related obligor or the collateral securing the associated indebtedness and actions to realize on proceeds of payments made by obligors that are in the possession or control of any other financial institution. In addition, we may be unable to remove the agent in circumstances in which removal would be in our best interests. Moreover, agented loans typically allow for the agent to resign with certain advance notice.

We may be subject to risks associated with our investments in special situation companies.
We may make investments in companies involved in (or the target of) acquisition attempts or tender offers, or companies involved in spin-offs and similar transactions. In any investment opportunity involving any such type of business enterprise, there exists the risk that the transaction in which such business enterprise is involved will either be unsuccessful, take considerable time or result in a distribution of cash or a new security, the value of which will be less than the purchase price to us of the security or other financial instrument in respect of which such distribution is received. Similarly, if an anticipated transaction does not in fact occur, we may be required to sell our investment at a loss. In connection with such transactions (or otherwise), we may purchase securities on a when-issued basis, which means that delivery and payment take place sometime after the date of the commitment to purchase and are often conditioned upon the occurrence of a subsequent event, such as approval and consummation of a merger, reorganization or debt restructuring. The purchase price and/or interest rate receivable with respect to a when-issued security are fixed when we enter into the commitment. Such securities are subject to changes in market value prior to their delivery.
The disposition of our investments may result in contingent liabilities.
A significant portion of our investments involve private securities. In connection with the disposition of an investment in private securities, we may be required to make representations about the business and financial affairs of the portfolio company typical of those made in connection with the sale of a business. We may also be required to indemnify the purchasers of such investment to the extent that any such representations turn out to be inaccurate or with respect to potential liabilities. These arrangements may result in contingent liabilities that ultimately result in funding obligations that we must satisfy through our return of distributions previously made to us.
We may be subject to additional risks if we engage in hedging transactions and/or invest in foreign securities.
The 1940 Act generally requires that 70% of our investments be in issuers each of whom, in addition to other requirements, is organized under the laws of, and has its principal place of business in, any state of the United States, the District of Columbia, Puerto Rico, the Virgin Islands or any other territory of the United States. Our investment strategy does not contemplate a significant number of investments in securities of non-U.S. companies. We expect that these investments would focus on the same investments that we make in U.S. middle-market companies and, accordingly, would be complementary to our overall strategy and enhance the diversity of our holdings.
To the extent that these investments are denominated in a foreign currency, we may engage in hedging transactions. Engaging in either hedging transactions or investing in foreign securities would entail additional risks to our stockholders. We may, for example, use instruments such as interest rate swaps, caps, collars and floors, forward contracts or currency options or borrow under a revolving credit facility in foreign currencies to minimize our foreign currency exposure. In each such case, we generally would seek to hedge against fluctuations of the relative values of our portfolio positions from changes in market interest rates or currency exchange rates. Hedging against a decline in the values of our portfolio positions would not eliminate the possibility of fluctuations in the values of such positions or prevent losses if the values of the positions declined. However, such hedging could establish other positions designed to gain from those same developments, thereby offsetting the decline in the value of such portfolio positions. Such hedging transactions could also limit the opportunity for gain if the values of the underlying portfolio positions increased. Moreover, it might not be possible to hedge against an exchange rate or interest rate fluctuation that was so generally anticipated that we would not be able to enter into a hedging transaction at an acceptable price. Our ability to engage in hedging transactions may also be adversely affected by rules adopted by the U.S. Commodity Futures Trading Commission.
While we may enter into such transactions to seek to reduce currency exchange rate and interest rate risks, unanticipated changes in currency exchange rates or interest rates could result in poorer overall investment performance than if we had not engaged in any such hedging transactions. In addition, the degree of correlation between price movements of the instruments used in a hedging strategy and price movements in the portfolio positions being hedged could vary. Moreover, for a variety of reasons, we might not seek to establish a perfect correlation between the hedging instruments and the portfolio holdings being hedged. Any such imperfect correlation could prevent us from achieving the intended hedge and expose us to risk of loss. In addition, it might not be possible to hedge fully or perfectly against currency fluctuations affecting the value of securities denominated in non-U.S. currencies because the value of those securities would likely fluctuate as a result of factors not related to currency fluctuations.

We may not realize gains from our equity investments.
We currently hold, and we may in the future make, investments that include warrants or other equity or equity-related securities. In addition, we may from time to time make non-control, equity co-investments in companies in conjunction with private equity sponsors. Our goal is ultimately to realize gains upon our disposition of such equity interests. However, the equity interests we receive may not appreciate in value and, in fact, may decline in value. Accordingly, we may not be able to realize gains from our equity interests, and any gains that we do realize on the disposition of any equity interests may not be sufficient to offset any other losses we experience. We also may be unable to realize any value if a portfolio company does not have a liquidity event, such as a sale of the business, recapitalization or public offering, which would allow us to sell the underlying equity interests. We often seek puts or similar rights to give us the right to sell our equity securities back to the portfolio company issuer. We may be unable to exercise these put rights for the consideration provided in our investment documents if the issuer is in financial distress.
Risks Relating to Our Common Stock
We may not be able to pay distributions, our distributions may not grow over time and/or a portion of our distributions may be a return of capital.
We have paid and intend to continue to pay distributions to our stockholders out of assets legally available for distribution. We cannot assure you that we will achieve investment results that will allow us to sustain a specified level of cash distributions or make periodic increases in cash distributions. Our ability to pay distributions might be adversely affected by, among other things, the impact of one or more of the risk factors described herein. In addition, the inability to satisfy the asset coverage test applicable to us as a BDC could limit our ability to pay distributions. All distributions will be paid at the discretion of our Board and will depend on our earnings, our financial condition, maintenance of our RIC status, compliance with applicable BDC regulations and such other factors as our Board may deem relevant from time to time. We cannot assure you that we will continue to pay distributions to our stockholders.
When we make distributions, we will be required to determine the extent to which such distributions are paid out of current or accumulated earnings and profits. Distributions in excess of current and accumulated earnings and profits will be treated as a non-taxable return of capital to the extent of an investor’s adjusted tax basis in our stock and, assuming that an investor holds our stock as a capital asset, thereafter as a capital gain.
We may choose to pay a portion of our dividends in our own stock, in which case you may be subject to tax in excess of the cash you receive.
We have adopted a dividend reinvestment plan that provides for reinvestment of our dividends and other distributions on behalf of our stockholders, unless a stockholder elects to receive cash pursuant to such plan. We may distribute taxable dividends that are payable in part in our stock. Taxable stockholders receiving such dividends will be required to include the full amount of the dividend as ordinary income (or as long-term capital gain or qualified dividend income to the extent such distribution is properly reported as such) to the extent of our current and accumulated earnings and profits for U.S. federal income tax purposes. The tax rate for ordinary income will vary depending on a stockholder’s particular characteristics. For individuals, the top marginal U.S. federal ordinary income tax rate is 37%. To the extent distributions paid by us to non-corporate stockholders (including individuals) are attributable to dividends from U.S. corporations and certain qualified foreign corporations, such distributions generally will be eligible for a maximum qualified dividend U.S. federal tax rate of 20%. However, in this regard, it is anticipated that distributions paid by us will generally not be attributable to such dividends and, therefore, generally will not qualify for the U.S. preferential federal tax rate. Distributions of our net capital gains (which is generally our realized net long-term capital gains in excess of realized net short-term capital losses) properly reported by us as “capital gain dividends” will be taxable to an individual U.S. stockholder as long-term capital gains currently at a maximum U.S. federal tax rate of 20%.
As a result of receiving dividends in the form of our common stock, a U.S. stockholder may be required to pay tax with respect to such dividends in excess of any cash received. If a U.S. stockholder sells the stock it receives as a dividend in order to pay this tax, the sales proceeds may be less than the amount included in income with respect to the dividend, depending on the market price of our stock at the time of the sale. Furthermore, with respect to non-U.S. stockholders, we may be required to withhold U.S. federal tax with respect to such dividends, including in respect of all or a portion of such dividend that is payable in shares of our common stock. In addition, if a significant number of our stockholders determine to sell shares of our stock in order to pay taxes owed on dividends, it may put downward pressure on the trading price of shares of our common stock.

In addition, as discussed above, our loans may contain a PIK interest provision. The PIK interest, computed at the contractual rate specified in each loan agreement, is added to the principal balance of the loan and recorded as interest income. To avoid the imposition of U.S. federal income tax at corporate rates, we will need to make sufficient distributions, a portion of which may be paid in shares of our common stock, regardless of whether our recognition of income is accompanied by a corresponding receipt of cash.
If we sell common stock at a discount to our net asset value per share, stockholders who do not participate in such sale will experience immediate dilution in an amount that may be material.
The issuance or sale by us of shares of our common stock at a price per share, after offering expenses and commission, that is a discount to net asset value poses a risk of dilution to our stockholders. In particular, stockholders who do not purchase additional shares at or below the discounted price in proportion to their current ownership will experience an immediate decrease in net asset value per share (as well as in the aggregate net asset value of their shares if they do not participate at all). These stockholders will also experience a disproportionately greater decrease in their participation in our earnings and assets and their voting power than the increase we experience in our assets, potential earning power and voting interests from such issuance or sale. In addition, such sales may adversely affect the price at which our common stock trades.
We may defer dividend payments to a subsequent taxable year.
As a BDC, we will not be required to make any distributions to stockholders other than in connection with our election to be taxed as a RIC under subchapter M of the Code. In order to maintain tax treatment as a RIC, we must distribute to stockholders for each taxable year at least 90% of our investment company taxable income (i.e., net ordinary income plus realized net short-term capital gains in excess of realized net long-term capital losses). If we qualify for taxation as a RIC, we generally will not be subject to U.S. federal income tax on our investment company taxable income and net capital gains (i.e., realized net long-term capital gains in excess of realized net short-term capital losses) that we timely distribute to stockholders. We will be subject to a 4% U.S. federal excise tax on undistributed earnings of a RIC unless we distribute each calendar year at least the sum of (i) 98% of our ordinary income for the calendar year, (ii) 98.2% of our capital gains in excess of capital losses for the one-year period ending on October 31 of the calendar year, and (iii) any ordinary income and net capital gains recognized for preceding years, but were not distributed during such years and on which we paid no U.S. federal income tax.

Under the Code, we may satisfy certain of our RIC distributions with dividends paid after the end of the current year. In particular, if we pay a distribution in January of the following year that was declared in October, November, or December of the current year and is payable to stockholders of record in the current year, the dividend will be treated for all US federal tax purposes as if it were paid on December 31 of the current year. In addition, under the Code, we may pay dividends, referred to as “spillover dividends,” that are paid during the following taxable year that will allow us to maintain its qualification for taxation as a RIC and eliminate our liability for U.S. federal income tax. Under these spillover dividend procedures, we may defer distribution of income earned during the current year until December of the following year. For example, we may defer distributions of income earned during 2024 until as late as December 31, 2025. If we choose to pay a spillover dividend, we will incur the 4% U.S. federal excise tax on some or all of the distribution.

We may take certain actions with respect to the timing and amounts of distributions in order to preserve cash and maintain flexibility. For example, we may defer our dividends to the following taxable year. If we defer our dividends, we may choose to utilize the spillover dividend rules discussed above and incur the 4% U.S. federal excise tax on such amounts. To further preserve cash, we may combine these deferrals of dividends with one or more distributions that are payable partially in shares of our common stock as discussed above under “—We may choose to pay a portion of our dividends in our own stock, in which case you may be required to pay tax in excess of the cash you receive.”
Investing in our common stock may involve an above-average degree of risk.
The investments we make in accordance with our investment objective may result in a higher amount of risk than alternative investment options and a higher risk of volatility or loss of principal. Our investments in portfolio companies may be highly speculative and aggressive and, therefore, an investment in our common stock may not be suitable for someone with lower risk tolerance.

Shares of closed-end investment companies, including BDCs, often trade at a discount to their net asset value, and our shares have not traded at or above net asset value since the second quarter of 2022.
Shares of closed-end investment companies, including BDCs, may trade at a discount from net asset value. This characteristic of closed-end investment companies and BDCs is separate and distinct from the risk that our net asset value per share may decline. Our common stock has not traded at or above net asset value since the second quarter of 2022, and we cannot predict whether our common stock will trade at, above or below net asset value.
Provisions of the Maryland General Corporation Law and our charter and bylaws could deter takeover attempts and have an adverse effect on the price of our common stock.
The Maryland General Corporation Law and our charter and bylaws contain provisions that may discourage, delay or make more difficult a change in control of us or the removal of our directors. We are subject to the Maryland Business Combination Act, subject to any applicable requirements of the 1940 Act. Our Board has adopted a resolution exempting from the Maryland Business Combination Act any business combination between us and any other person, subject to prior approval of such business combination by our Board, including approval by a majority of our independent directors. If the resolution exempting business combinations is repealed or our Board does not approve a business combination, the Maryland Business Combination Act may discourage third parties from trying to acquire control of us and increase the difficulty of consummating such an offer. The SEC staff has taken the position that, under the 1940 Act, an investment company may not avail itself of the Maryland Control Share Acquisition Act. As a result, we may amend our bylaws to be subject to the Maryland Control Share Acquisition Act, only if the Board determines that it would be in our best interests, including in light of the Board’s fiduciary obligations, applicable federal and state laws, and the particular facts and circumstances surrounding the Board’s decision. If such conditions are met, and we amend our bylaws to repeal the exemption from the Maryland Control Share Acquisition Act, the Maryland Control Share Acquisition Act also may make it more difficult for a third party to obtain control of us and increase the difficulty of consummating such a transaction.
We have adopted certain measures that may make it difficult for a third-party to obtain control of us, including provisions of our charter classifying our Board in three staggered terms and authorizing our Board to classify or reclassify shares of our capital stock in one or more classes or series and to cause the issuance of additional shares of our stock. These provisions, as well as other provisions of our charter and bylaws, may delay, defer or prevent a transaction or a change in control that might otherwise be in the best interests of our stockholders.
The market price of our securities fluctuates.
The market price and liquidity of the market for our securities fluctuates and may be significantly affected by numerous factors, some of which are beyond our control and may not be directly related to our operating performance. These factors may include:
•significant volatility in the market price and trading volume of securities of BDCs or other companies in our sector, which is not necessarily related to the operating performance of these companies;
•changes in regulatory policies or tax guidelines, particularly with respect to RICs or BDCs;
•loss of RIC or BDC status;
•changes or perceived changes in earnings or variations in operating results;
•changes or perceived changes in the value of our portfolio of investments;
•changes in accounting guidelines governing valuation of our investments;
•any shortfall in revenue or net income or any increase in losses from levels expected by investors or securities analysts;
•departure of MC Advisors’ key personnel;
•the occurrence of one or more natural disasters, pandemic outbreaks or other health crises;
•operating performance of companies comparable to us;

•general economic trends and other external factors; and
•loss of a major funding source.
Risks Relating to the 2026 Notes
The 4.75% Notes due 2026 (the “2026 Notes”) are unsecured and therefore are effectively subordinated to any secured indebtedness we have incurred or may incur in the future.
The 2026 Notes are not secured by any of our assets or any of the assets of any of our subsidiaries. As a result, the 2026 Notes are effectively subordinated to any secured indebtedness we or our subsidiaries have incurred or that we or our subsidiaries may incur in the future (or any indebtedness that is initially unsecured as to which we subsequently grant a security interest) to the extent of the value of the assets securing such indebtedness. In any liquidation, dissolution, bankruptcy or other similar proceeding, the holders of any of our existing or future secured indebtedness and the secured indebtedness of our subsidiaries may assert rights against the assets pledged to secure that indebtedness in order to receive full payment of their indebtedness before the assets may be used to pay other creditors, including the holders of the 2026 Notes. As of December 31, 2024, we had $163.9 million in outstanding indebtedness under the revolving credit facility. The indebtedness under the revolving credit facility is effectively senior to the 2026 Notes to the extent of the value of the assets securing such indebtedness.
The 2026 Notes are structurally subordinated to the indebtedness and other liabilities of our subsidiaries.
The 2026 Notes are obligations exclusively of the Company, and not of any of our subsidiaries. None of our subsidiaries is a guarantor of the 2026 Notes, and the 2026 Notes are not required to be guaranteed by any subsidiary we may acquire or create in the future. Any assets of our subsidiaries are not directly available to satisfy the claims of our creditors, including holders of the 2026 Notes. Except to the extent we are a creditor with recognized claims against our subsidiaries, all claims of creditors of our subsidiaries will have priority over our equity interests in such entities (and therefore the claims of our creditors, including holders of the 2026 Notes) with respect to the assets of such entities. Even if we are recognized as a creditor of one or more of these entities, our claims would still be effectively subordinated to any security interests in the assets of any such entity and to any indebtedness or other liabilities of any such entity senior to our claims. Consequently, the 2026 Notes are structurally subordinated to all indebtedness and other liabilities, including trade payables, of any of our existing or future subsidiaries. As of December 31, 2024, our subsidiaries did not have any outstanding indebtedness. Certain of these entities currently serve as guarantors under our revolving credit facility, and in the future our subsidiaries may incur substantial additional indebtedness, all of which is and would be structurally senior to the 2026 Notes.
The indenture under which the 2026 Notes are issued contains limited protection for holders of the 2026 Notes.
The indenture under which the 2026 Notes are issued offers limited protection to holders of the 2026 Notes. The terms of the indenture and the 2026 Notes do not restrict our or any of our subsidiaries’ ability to engage in, or otherwise be a party to, a variety of corporate transactions, circumstances or events that could have an adverse impact on investments in the 2026 Notes. In particular, the terms of the indenture and the 2026 Notes do not place any restrictions on our or our subsidiaries’ ability to:
•issue securities or otherwise incur additional indebtedness or other obligations, including (1) any indebtedness or other obligations that would be equal in right of payment to the 2026 Notes, (2) any indebtedness or other obligations that would be secured and therefore rank effectively senior in right of payment to the 2026 Notes to the extent of the values of the assets securing such debt, (3) indebtedness of ours that is guaranteed by one or more of our subsidiaries and which therefore is structurally senior to the 2026 Notes and (4) securities, indebtedness or obligations issued or incurred by our subsidiaries that would be senior to our equity interests in our subsidiaries and therefore rank structurally senior to the 2026 Notes with respect to the assets of our subsidiaries, in each case other than an incurrence of indebtedness or other obligation that would cause a violation of Section 18(a)(1)(A) as modified by Section 61(a)(2) of the 1940 Act or any successor provisions, whether or not we continue to be subject to such provisions of the 1940 Act, but giving effect, in either case, to any exemptive relief granted to us by the SEC, which generally prohibit us from incurring additional indebtedness, including through the issuance of additional debt securities, unless our asset coverage, as defined in the 1940 Act, equals at least 150% after such incurrence or issuance;

•pay dividends on, or purchase or redeem or make any payments in respect of, capital stock or other securities ranking junior in right of payment to the 2026 Notes, including subordinated indebtedness, except that we have agreed that, for the period of time during which the 2026 Notes are outstanding, we will not violate Section 18(a)(1)(B) as modified by (i) Section 61(a)(2) of the 1940 Act or any successor provisions thereto, whether or not we are subject to such provisions of the 1940 Act and after giving effect to any exemptive relief granted to us by the SEC and (ii) the following two exceptions: (A) we will be permitted to declare a cash dividend or distribution notwithstanding the prohibition contained in Section 18(a)(1)(B) as modified by Section 61(a)(2) of the 1940 Act or any successor provisions, but only up to such amount as is necessary for us to maintain our status as a RIC under Subchapter M of the Code; and (B) this restriction will not be triggered unless and until such time as our asset coverage has not been in compliance with the minimum asset coverage required by Section 18(a)(1)(B) as modified by Section 61(a)(2) of the 1940 Act or any successor provisions (after giving effect to any exemptive relief granted to us by the SEC) for more than six consecutive months. If Section 18(a)(1)(B) as modified by Section 61(a)(2) of the 1940 Act were currently applicable to us, these provisions would generally prohibit us from declaring any cash dividend or distribution upon any class of our capital stock, or purchasing any such capital stock if our asset coverage, as defined in the 1940 Act, were below 150% at the time of the declaration of the dividend or distribution or the purchase and after deducting the amount of such dividend, distribution or purchase;
•sell assets (other than certain limited restrictions on our ability to consolidate, merge or sell all or substantially all of our assets);
•enter into transactions with affiliates;
•create liens (including liens on the shares of our subsidiaries) or enter into sale and leaseback transactions;
•make investments; or
•create restrictions on the payment of dividends or other amounts to us from our subsidiaries.
Furthermore, the terms of the indenture and the 2026 Notes do not protect holders of the 2026 Notes in the event that we experience changes (including significant adverse changes) in our financial condition, results of operations or credit ratings, if any, as they do not require that we or our subsidiaries adhere to any financial tests or ratios or specified levels of net worth, revenues, income, cash flow, or liquidity.
Our ability to recapitalize, incur additional debt (including additional debt that matures prior to the maturity of the 2026 Notes) and take a number of other actions that are not limited by the terms of the 2026 Notes may have important consequences for you as a holder of the 2026 Notes, including making it more difficult for us to satisfy our obligations with respect to the 2026 Notes or negatively affecting the market value of the 2026 Notes.
Other debt we issue or incur in the future could contain more protections for its holders than the indenture and the 2026 Notes, including additional covenants and events of default. The issuance or incurrence of any such debt with incremental protections could affect the market for, trading levels, and prices of the 2026 Notes.
The 2026 Notes may or may not have an established trading market. If a trading market in the 2026 Notes is developed, it may not be maintained.
The 2026 Notes may or may not have an established trading market. If a trading market in the 2026 Notes is developed, it may not be maintained. If the 2026 Notes are traded, they may trade at a discount to their initial offering price depending on prevailing interest rates, the market for similar securities, our credit ratings, our financial condition or other relevant factors. Accordingly, we cannot assure you that a liquid trading market has been or will develop for the 2026 Notes, that you will be able to sell your 2026 Notes at a particular time or that the price you receive when you sell will be favorable. To the extent an active trading market does not develop or is not maintained, the liquidity and trading price for the 2026 Notes may be harmed. Accordingly, you may be required to bear the financial risk of an investment in the 2026 Notes for an indefinite period of time.

If we default on our obligations to pay our other indebtedness, we may not be able to make payments on the 2026 Notes.
As of December 31, 2024, we had approximately $163.9 million of indebtedness outstanding under the revolving credit facility. Any default under the agreements governing our indebtedness, including a default under the revolving credit facility or other indebtedness to which we may be a party that is not waived by the required lenders, and the remedies sought by lenders or the holders of such indebtedness could make us unable to pay principal, premium, if any, and interest on the 2026 Notes and substantially decrease the market value of the 2026 Notes. If we are unable to generate sufficient cash flow and are otherwise unable to obtain funds necessary to meet required payments of principal, premium, if any, and interest on our indebtedness, or if we otherwise fail to comply with the various covenants, including financial and operating covenants, in the instruments governing our indebtedness (including the revolving credit facility), we could be in default under the terms of the agreements governing such indebtedness, including the 2026 Notes. In the event of such default, the holders of such indebtedness could elect to declare all the funds borrowed thereunder to be due and payable, together with accrued and unpaid interest, the lenders under the revolving credit facility or other debt we may incur in the future could elect to terminate their commitment, cease making further loans and institute foreclosure proceedings against our assets, and we could be forced into bankruptcy or liquidation.
If our operating performance declines and we are not able to generate sufficient cash flow to service our debt obligations, we may in the future need to refinance or restructure our debt, including the 2026 Notes, sell assets, reduce or delay capital investments, seek to raise additional capital or seek to obtain waivers from the lenders under the revolving credit facility or other debt that we may incur in the future to avoid being in default. If we are unable to implement one or more of these alternatives, we may not be able to meet our payment obligations under the 2026 Notes and our other debt. If we breach our covenants under the revolving credit facility or any of our other debt and seek a waiver, we may not be able to obtain a waiver from the required lenders or holders thereof. If this occurs, we would be in default under the revolving credit facility or other debt, the lenders or holders could exercise their rights as described above, and we could be forced into bankruptcy or liquidation. If we are unable to repay debt, lenders having secured obligations, including the lenders under the revolving credit facility, could proceed against the collateral securing the debt. Because the revolving credit facility has, and any future credit facilities will likely have, customary cross-default provisions, if we have a default under the terms of the 2026 Notes, the obligations under the revolving credit facility or any future credit facility may be accelerated and we may be unable to repay or finance the amounts due.
We may choose to redeem the 2026 Notes when prevailing interest rates are relatively low.
The 2026 Notes are redeemable in whole or in part upon certain conditions at any time or from time to time at our option. We may choose to redeem the 2026 Notes from time to time, especially if prevailing interest rates are lower than the rate borne by the 2026 Notes. If prevailing rates are lower at the time of redemption, and we redeem the 2026 Notes, you likely would not be able to reinvest the redemption proceeds in a comparable security at an effective interest rate as high as the interest rate on the 2026 Notes being redeemed. Our redemption right also may adversely impact your ability to sell the 2026 Notes as the optional redemption date or period approaches.
Debt incurred in the future to refinance existing indebtedness or for other needs may be at interest rates greater than the rates applicable to our current indebtedness.
Our outstanding senior unsecured notes, which bear interest at 4.75% per annum, mature on February 15, 2026 and we may be required to obtain financing in order to fund the refinancing of such notes or other outstanding debt. We are also exposed to risks from tightening credit markets, through the interest payable on any variable-rate debt, including the interest cost on future borrowings under our revolving credit facility. The credit environment could impact our ability to borrow money in the future. Additional financing or refinancing might not be available and, if available, may not be at economically favorable terms, including at interest rates in excess of the rates applicable to our outstanding indebtedness. There is no guarantee we will be able to access the capital markets at financially economical interest rates, which could negatively affect our business and results of operations.

We may not be able to repurchase the 2026 Notes upon a Change of Control Repurchase Event.
We may not be able to repurchase the 2026 Notes upon certain change in control events described in the indentures under which the 2026 Notes were issued (each, a “Change of Control Repurchase Event”) because we may not have sufficient funds. We would not be able to borrow under our revolving credit facility to finance such a repurchase of the 2026 Notes, and we expect that any future credit facility would have similar limitations. Upon a Change of Control Repurchase Event, holders of the 2026 Notes may require us to repurchase for cash some or all of the 2026 Notes at a repurchase price equal to 100% of the aggregate principal amount of the 2026 Notes being repurchased, plus accrued and unpaid interest to, but not including, the repurchase date. The terms of our revolving credit facility provide that certain change of control events will constitute an event of default thereunder entitling the lenders to accelerate any indebtedness outstanding under our revolving credit facility at that time and to terminate our revolving credit facility. In this regard, the occurrence of a Change of Control Repurchase Event enabling the holders of the 2026 Notes to require the mandatory purchase of the 2026 Notes will constitute an event of default under our revolving credit facility, entitling the lenders to accelerate any indebtedness outstanding under our revolving credit facility at that time and to terminate our revolving credit facility. As a result, we may not be able to comply with our obligations under the Change of Control Repurchase Event provisions of the indenture governing the 2026 Notes unless we were to obtain the consent of the lenders under the revolving credit facility or find another means to do so. Our and our subsidiaries’ future financing facilities may contain similar restrictions and provisions. Our failure to purchase such tendered 2026 Notes upon the occurrence of such Change of Control Repurchase Event would cause an event of default under the indenture governing the 2026 Notes and a cross-default under the agreements governing the revolving credit facility, which may result in the acceleration of such indebtedness requiring us to repay that indebtedness immediately. If the holders of the 2026 Notes exercise their right to require us to repurchase 2026 Notes upon a Change of Control Repurchase Event, the financial effect of this repurchase could cause a default under our current and future debt instruments, and we may not have sufficient funds to repay any such accelerated indebtedness.
A downgrade, suspension or withdrawal of the credit rating assigned by a rating agency to us or the 2026 Notes or change in the debt markets could cause the liquidity or market value of the 2026 Notes to decline significantly.
Our credit ratings are an assessment by rating agencies of our ability to pay our debts when due. Consequently, real or anticipated changes in our credit ratings will generally affect the market value of the 2026 Notes. These credit ratings may not reflect the potential impact of risks relating to the structure or marketing of the 2026 Notes. Credit ratings are not a recommendation to buy, sell or hold any security, and may be revised or withdrawn at any time by the issuing organization in its sole discretion. Neither we nor any underwriter undertakes any obligation to maintain our credit ratings or to advise holders of 2026 Notes of any changes in our credit ratings. There can be no assurance that our credit ratings will remain for any given period of time or that such credit ratings will not be lowered or withdrawn entirely by the rating agencies if in their judgment future circumstances relating to the basis of the credit ratings, such as adverse changes in our company, so warrant. The conditions of the financial markets and prevailing interest rates have fluctuated in the past and are likely to fluctuate in the future, which could have an adverse effect on the market prices of the Notes.
General Risk Factors
We may experience fluctuations in our quarterly operating results.
We could experience fluctuations in our quarterly operating results due to a number of factors, including our ability or inability to make investments in companies that meet our investment criteria, the interest rate payable to us on the debt securities we acquire, the default rate on such securities, the level of our expenses, including the cost of our indebtedness, variations in and the timing of the recognition of realized and unrealized gains or losses, the degree to which we encounter competition in our markets and general economic conditions. As a result of these factors, results for any period should not be relied upon as being indicative of performance in future periods.
Changes to United States tariff and import/export regulations could negatively affect us and our portfolio companies.
The U.S has recently enacted and proposed to enact significant new tariffs. Additionally, the U.S. administration has directed various federal agencies to further evaluate key aspects of U.S. trade policy and there has been ongoing discussion and commentary regarding potential significant changes to U.S. trade policies, treaties and tariffs. There continues to exist significant uncertainty about the future relationship between the U.S. and other countries with respect to such trade policies, treaties and tariffs. These developments, or the perception that any of them could occur, may have a material adverse effect on global economic conditions and the stability of global financial markets, and may significantly reduce global trade and trade between the impacted nations and the U.S.

Any of these factors could impact economic activity and restrict our portfolio companies' access to suppliers or customers and have a material adverse effect on their business, financial condition and results of operations, in turn, potentially impacting our business, the business of our portfolio companies, our financial condition and results of operations.
Changes in laws or regulations governing our operations may adversely affect our business or cause us to alter our business strategy.
We and our portfolio companies are subject to regulation at the local, state and federal level. These laws and regulations, as well as their interpretation, may change from time to time, including as the result of interpretive guidance or other directives from the U.S. President and others in the executive branch, and new laws, regulations and interpretations may also come into effect, including those governing the types of investments we or our portfolio companies are permitted to make, any of which could have a material adverse effect on our business, and political uncertainty could increase regulatory uncertainty in the near term. The effects of legislative and regulatory proposals directed at the financial services industry or affecting taxation may negatively impact the operations, cash flows or financial condition of us or our portfolio companies, impose additional costs on us or our portfolio companies, intensify the regulatory supervision of us or our portfolio companies or otherwise adversely affect our business or the business of our portfolio companies. In addition, if we do not comply with applicable laws and regulations, we could lose any licenses that we then hold for the conduct of our business and may be subject to civil fines and criminal penalties.
Additionally, changes to the laws and regulations governing our operations, including those associated with RICs, may cause us to alter our investment strategy in order to avail ourselves of new or different opportunities or result in the imposition of corporate-level taxes on us. Such changes could result in material differences to the strategies and plans set forth herein and may shift our investment focus from the areas of expertise of MC Advisors to other types of investments in which MC Advisors may have little or no expertise or experience. Any such changes, if they occur, could have a material adverse effect on our results of operations and the value of your investment.
Over the last several years, there also has been an increase in regulatory attention to the extension of credit outside of the traditional banking sector, raising the possibility that some portion of the non-bank financial sector will be subject to new regulation. While it cannot be known at this time whether any regulation will be implemented or what form it will take, increased regulation of non-bank credit extension could negatively impact our operations, cash flows or financial condition, impose additional costs on us, intensify the regulatory supervision of us or otherwise adversely affect our business, financial condition and results of operations.
In June 2024, the U.S. Supreme Court reversed its longstanding approach under the Chevron doctrine, which provided for judicial deference to regulatory agencies. As a result of this decision, we cannot be sure whether there will be increased challenges to existing agency regulations or how lower courts will apply the decision in the context of other regulatory schemes without more specific guidance from the U.S. Supreme Court. For example, the decision could significantly impact consumer protection, advertising, privacy, artificial intelligence, anti-corruption and anti-money laundering practices and other regulatory regimes with which we and our portfolio companies are or may be required to comply. Any such regulatory developments could result in uncertainty about and changes in the ways such regulations apply to us and our portfolio companies, and may require additional resources to ensure continued compliance. We cannot predict which, if any, of these actions will be taken or, if taken, their effect on the financial stability of the United States. Such actions could have a significant adverse effect on our business, financial condition and results of operations.

There are significant financial and other resources necessary to comply with the requirements of being a public reporting entity.
We are subject to the reporting requirements of the Exchange Act and requirements of the Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”). These requirements may place a strain on our systems and resources. The Exchange Act requires that we file annual, quarterly and current reports with respect to our business and financial condition. The Sarbanes-Oxley Act requires that we maintain effective disclosure controls and procedures and internal controls over financial reporting, which are discussed below. In order to maintain and improve the effectiveness of our disclosure controls and procedures and internal controls, significant resources and management oversight will be required. We have implemented procedures, processes, policies and practices for the purpose of addressing the standards and requirements applicable to public reporting companies. These activities may divert management’s attention from other business concerns, which could have a material adverse effect on our business, financial condition, results of operations and cash flows. We expect to incur significant annual expenses related to these steps and, among other things, directors’ and officers’ liability insurance, director fees, reporting requirements of the SEC, transfer agent fees, administrative expenses payable to MC Management, as administrator, to compensate them for hiring accounting, legal and administrative personnel, auditing and legal fees and similar expenses.
Efforts to comply with the Sarbanes-Oxley Act involve significant expenditures, and non-compliance with the Sarbanes-Oxley Act may adversely affect us and the market price of our common stock.
As a publicly traded company, we incur legal, accounting and other expenses, including costs associated with the periodic reporting requirements applicable to a company whose securities are registered under the Exchange Act, as well as additional corporate governance requirements, including requirements under the Sarbanes-Oxley Act of 2002, or the Sarbanes-Oxley Act, and other rules implemented by the SEC.
We are subject to the Sarbanes-Oxley Act, and the related rules and regulations promulgated by the SEC. Under current SEC rules, our management is required to report on its internal controls over financial reporting pursuant to Section 404 of the Sarbanes-Oxley Act and rules and regulations of the SEC thereunder. We are required to review on an annual basis our internal controls over financial reporting, and on a quarterly and annual basis to evaluate and disclose changes in our internal controls over financial reporting. As a result, we expect to continue to incur associated expenses, which may negatively impact our financial performance and our ability to make distributions. This process also will result in a diversion of our management’s time and attention. We cannot be certain as to the timing of completion of our evaluation, testing and remediation actions or the impact of the same on our operations and may not be able to ensure that the process is effective or that the internal controls are or will be effective in a timely manner. There can be no assurance that our quarterly reviews and annual audits will not identify additional material weaknesses. In the event that we are unable to maintain or achieve compliance with the Sarbanes-Oxley Act and related rules, our value and results of operations may be adversely affected. As a result, we expect to incur significant associated expenses, which may negatively impact our financial performance and our ability to make distributions.
Terrorist attacks, acts of war, global health emergencies or natural disasters may affect any market for our common stock, impact the businesses in which we invest and harm our business, operating results and financial condition.
Terrorist acts, acts of war, including the ongoing conflicts in the Middle East and Europe, global health emergencies, or natural disasters may disrupt our operations, as well as the operations of the businesses in which we invest. Such acts have created, and continue to create, economic and political uncertainties and have contributed to global economic instability. Future terrorist activities, military or security operations, global health emergencies or natural disasters could further weaken the domestic/global economies and create additional uncertainties, which may negatively impact the businesses in which we invest directly or indirectly and, in turn, could have a material adverse impact on our business, operating results and financial condition. Losses from terrorist attacks, global health emergencies and natural disasters are generally uninsurable.

The failure in cybersecurity systems, as well as the occurrence of events unanticipated in our disaster recovery systems and management continuity planning, could impair our ability to conduct business effectively.
Cybersecurity incidents and cyber-attacks have been occurring globally at a more frequent and severe level, and will likely continue to increase in frequency in the future. The occurrence of a disaster such as a cyber-attack, a natural catastrophe, an industrial accident, a terrorist attack or war, events unanticipated in our disaster recovery systems, or a support failure from external providers, could have an adverse effect on our ability to conduct business and on our results of operations and financial condition, particularly if those events affect our computer-based data processing, transmission, storage, and retrieval systems or destroy data. If a significant number of Monroe Capital employees were unavailable in the event of a disaster, our ability to effectively conduct our business could be severely compromised.
We, and our portfolio companies, depend heavily upon computer systems to perform necessary business functions. Despite the implementation of a variety of security measures, computer systems could be subject to cyber-attacks and unauthorized access, such as physical and electronic break-ins or unauthorized tampering. Like other companies, we may experience threats to our data and systems, including malware and computer virus attacks, unauthorized access, system failures and disruptions. If one or more of these events occurs, it could potentially jeopardize the confidential, proprietary and other information processed and stored in, and transmitted through, our computer systems and networks, or otherwise cause interruptions or malfunctions in our operations, which could result in damage to our reputation, financial losses, litigation, increased costs, regulatory penalties and/or customer dissatisfaction or loss.
A disaster or a disruption in the infrastructure that supports our business, including a disruption involving electronic communications or other services used by us or third parties with whom we conduct business, or directly affecting our headquarters, could have a material adverse impact on our ability to continue to operate our business without interruption. Our disaster recovery programs may not be sufficient to mitigate the harm that may result from such a disaster or disruption. In addition, insurance and other safeguards might only partially reimburse us for our losses, if at all.
Third parties with which we do business may also be sources of cybersecurity or other technological risk. We outsource certain functions and these relationships allow for the storage and processing of our information, as well as client, counterparty, employee, and borrower information. While we engage in actions to reduce our exposure resulting from outsourcing, ongoing threats may result in unauthorized access, loss, exposure, destruction, or other cybersecurity incident that affects our data, resulting in increased costs and other consequences as described above.
Moreover, the increased use of mobile and cloud technologies due to the proliferation of remote work resulting from the COVID-19 pandemic could heighten these and other operational risks as certain aspects of the security of such technologies may be complex and unpredictable. Reliance on mobile or cloud technology or any failure by mobile technology and cloud service providers to adequately safeguard their systems and prevent cyber-attacks could disrupt our operations, the operations of a portfolio company or the operations of our or their service providers and result in misappropriation, corruption or loss of personal, confidential or proprietary information or the inability to conduct ordinary business operations. In addition, there is a risk that encryption and other protective measures may be circumvented, particularly to the extent that new computing technologies increase the speed and computing power available. Extended periods of remote working, whether by us or by our service providers, could strain technology resources, introduce operational risks and otherwise heighten the risks described above. Remote working environments may be less secure and more susceptible to hacking attacks, including phishing and social engineering attempts. Accordingly, the risks described above are heightened under current conditions.
We have implemented processes, procedures and internal controls to help mitigate cybersecurity risks and cyber intrusions, but these measures, as well as our increased awareness of the nature and extent of a risk of a cyber-incident, do not guarantee that a cyber-incident will not occur and/or that our financial results, operations or confidential information will not be negatively impacted by such an incident.
In addition, cybersecurity has become a top priority for regulators around the world, and some jurisdictions have enacted laws requiring companies to notify individuals of data security breaches involving certain types of personal data. Compliance with such laws and regulations may result in cost increases due to system changes and the development of new administrative processes. If we or MC Advisors or certain of its affiliates, fail to comply with the relevant laws and regulations, we could suffer financial losses, a disruption of our businesses, liability to investors, regulatory intervention or reputational damage.

A data breach could negatively impact our business and result in significant penalties.
MC Advisors is subject to numerous laws in various jurisdictions relating to privacy and the storage, sharing, use, processing, disclosure and protection of information that we and our affiliates hold. The European Union’s (the “EU”) General Data Protection Regulation, the Cayman Islands Data Protection Law, 2017, and the California Consumer Privacy Act of 2018 are recent examples of such laws, and MC Advisors anticipates new privacy and data protection laws will be passed in other jurisdictions in the future. In general, these laws introduce many new obligations on MC Advisors and its affiliates and service providers and create new rights for parties who have given us their personal information, such as investors and others.
Breach of these laws could result in significant financial penalties for MC Advisors and/or us. As interpretation of these laws evolves and new laws are passed, MC Advisors could be required to make changes to its business practices, which could result in additional risks, costs and liabilities to us and adversely affect investment returns. While MC Advisors intends to comply with its privacy and data protection obligations under the privacy and data protection laws that are applicable to it, it is possible that MC Advisors will not be able to accurately anticipate the ways in which regulators and courts will apply or interpret these laws. A violation of applicable privacy and data protection law could result in negative publicity and/or subject MC Advisors or us, to significant costs associated with litigation, settlements, regulatory action, judgments, liabilities and/or penalties.
ITEM 1B. UNRESOLVED STAFF COMMENTS
None.
ITEM 1C. CYBERSECURITY
We rely on the cybersecurity strategy and policies implemented by Monroe Capital, the parent of both MC Advisors and MC Management that also apply to the Company. Monroe Capital’s cybersecurity strategy prioritizes detection and analysis of and response to known, anticipated or unexpected threats, effective management of security risks and resilience against cyber incidents. Monroe Capital’s enterprise-wide cybersecurity program is aligned to the National Institute of Standards and Technology Cybersecurity Framework. Monroe Capital’s cybersecurity risk management processes include technical security controls, policy enforcement mechanisms, monitoring systems, tools and related services, which include tools and services from third-party providers, and management oversight to assess, identify and manage risks from cybersecurity threats. Monroe Capital has implemented and continues to implement risk-based controls designed to prevent, detect and respond to information security threats and we rely on those controls to help us protect our information, our information systems, and the information of our investors and other third parties who entrust us with their sensitive information.
Monroe Capital’s cybersecurity program includes physical, administrative and technical safeguards, as well as plans and procedures designed to help Monroe Capital prevent and timely and effectively respond to cybersecurity threats and incidents, including threats or incidents that may impact us, MC Advisors or MC Management. Monroe Capital’s cybersecurity risk management process seeks to monitor cybersecurity vulnerabilities and potential attack vectors, evaluate the potential operational and financial effects of any threat and mitigate such threats. The assessment of cybersecurity risks, including those which may impact us, our investment adviser or our administrator, is integrated into Monroe Capital’s enterprise risk management program, which is overseen by the Monroe Capital Operations and Risk Committee (“ORC”), as discussed below. In addition, Monroe Capital periodically engages with third-party consultants and key vendors to assist it in assessing, enhancing, implementing and monitoring its cybersecurity risk management programs and responding to incidents.
The Monroe Capital cybersecurity risk management and awareness programs include periodic identification and testing of vulnerabilities, regular phishing simulations and annual general cybersecurity awareness and data protection training including for employees of MC Advisors and MC Management. Monroe Capital also has annual certification requirements for employees, including employees who provide services to us pursuant to our Investment Advisory and Management Agreement and our Administration Agreement with respect to certain policies supporting the cybersecurity program. Monroe Capital undertakes periodic internal security reviews of our information systems and related controls, including systems affecting personal data and the cybersecurity risks of Monroe Capital’s and our critical third-party vendors and other partners. Monroe Capital also completes periodic external reviews of its cybersecurity program and practices, which include assessments of relevant data protection practices and targeted attack simulations.

In the event of a cybersecurity incident impacting us, MC Advisors or MC Management, Monroe Capital has developed an incident response plan that provides guidelines for responding to such an incident and facilitates coordination across multiple operational functions of Monroe Capital, including coordinating with the relevant employees of MC Advisors and MC Management. The incident response plan includes notification to the applicable members of cybersecurity leadership, including Monroe Capital’s Head of Information Technology, and the Computer Security Incident Response Team (“CSIRT”), as appropriate, escalation to the full ORC and/or an internal ad hoc group of senior employees, tasked with helping to manage the cybersecurity incident. Depending on their nature, incidents may also be reported to the audit committee or full board of directors of Monroe Capital, as well as to the Audit Committee (the “Audit Committee”) of our Board of Directors (the “Board”) and to our full Board, if appropriate.
Risk Management and Strategy
In the ordinary course of business, we rely on electronic communications and information systems to conduct our operations and store sensitive data. “Information systems” means electronic information resources that we own or use, including physical or virtual infrastructure controlled by these information resources, or components thereof, organized for the collection, processing, maintenance, use, sharing, dissemination, or disposition of the information necessary to maintain or support our operations. Because cybersecurity threats continue to evolve, we have been required and may continue to be required to expend significant resources to continue to implement, modify or enhance our protective measures or to investigate and remediate any information security vulnerabilities. Financial expenditures may also be required to meet regulatory changes in the information security and cybersecurity domains. Risks and exposures related to cybersecurity attacks are expected to remain high for the foreseeable future due to the rapidly evolving nature and sophistication of these threats. For additional discussion of the risks posed by cybersecurity threats, see “Item 1A. Risk Factors—General Risk Factors—The failure in cyber security systems, as well as the occurrence of events unanticipated in our disaster recovery systems and management continuity planning, could impair our ability to conduct business effectively.”
To address cybersecurity threats (defined as potential unauthorized occurrences on or conducted through our information systems that may result in adverse effects on the confidentiality, integrity, or availability of those systems or any information residing in those systems therein), we have a implemented an incident and event response program. That program is a component of our overall enterprise risk management and business continuity frameworks. We employ an in-depth, layered, defensive approach that leverages people, processes and technology to manage and maintain cybersecurity controls. We also employ a variety of preventative and detective tools to monitor, block, and provide alerts regarding suspicious activity relative to our information systems, as well as to report on any suspected advanced persistent threats. The program is designed to allow for the detection and timely and efficient recovery from cybersecurity incidents (defined as a violation or imminent threat of violation of information security policies, acceptable use policies, or standard computer security practices) and events by providing a well-defined, organized approach for handling any potential threats to the confidentiality, integrity, and/or availability of our information systems.
The CSIRT maintains overall responsibility for addressing and resolving incidents that occur at Monroe Capital. The CSIRT: (i) coordinates efforts in response to incidents; (ii) manages the assessment, recovery, and remediation efforts related to incidents; (iii) manages communication, both internal and external, regarding incidents; and (iv) manages notification of regulatory bodies as required by law in response to incidents.
We contract with a third-party vendor (oversight for which is outlined in our Vendor Risk Management Policy) who monitors our information systems for suspicious activity, such as unauthorized intrusions. Suspected or confirmed threats, incidents, or events, however, also may be reported by employees, intrusion detection systems, third-party servicers, or government entities. Once reported, cybersecurity incidents are to be brought to the attention of the Head of Information Technology, the ORC and the CSIRT, which provides status updates to the Information Security Committee (“ISC”), with the frequency of such updates depending upon the perceived threat level of the reported incident.
After receiving notice of a cybersecurity threat, such threats are investigated to determine whether an actual incident has occurred and, if so, whether a more thorough assessment by the entire ISC is appropriate. During these assessments, steps may be taken to isolate affected systems. Outside advisors may be employed regarding the cybersecurity threat, including to conduct legal and forensic investigations and work with other third parties who might be engaged to assist in any response and associated publicity.

During or at the conclusion of an assessment of a cybersecurity incident, we will respond to the incident. The response will vary based upon the severity of the incident or event. The Head of Information Technology will note the classification of the information potentially impacted, paying close attention to information classified as personally identifiable information and sensitive. The Head of Information Technology and appropriate personnel will determine whether the incident is likely to affect ongoing business operations. If such is the case (e.g., contamination is widespread across production systems), Monroe Capital’s Incident Response Plan and Business Continuity Plan shall be invoked, as necessary. In determining the level of response, we have identified three criticality levels of incidents and events based upon the following criteria:
•Risk to confidential data
•Risk to business continuity
•Risk to critical systems
•Revenue impact
•Client impact
Incident and risk event levels each vary from level 3 (or low) risk to level 1 (high) risk. The determination of the incident and risk level will dictate the level of personnel that will be responsible for addressing the incident, controlling the effects of the incident and formulating the response to the incident. Responses may include, when appropriate and/or required, notification to regulatory agencies (e.g., SEC), authorities (e.g., F.B.I., Department of Justice), clients, third parties or internal personnel.
The CSIRT is responsible for incident reporting and response. The action steps taken, beyond notification, are typically accomplished with the assistance of the IT department. The Head of Information Technology or CSIRT team member will work with the appropriate personnel to respond to the incident (following written guidelines) and to ensure concurrent documentation of the same. Should a breach occur at a third party that has a material impact on Monroe Capital, the CSIRT must be notified.
Following a cybersecurity incident, and during its investigation and the formulation of a response, our processes also envision measures designed to contain and/or eradicate the incident and prevent further effects. Once it is determined that the incident has been resolved, we then work to establish appropriate controls (if applicable) to address similar future events and/or prevent another similar event from occurring in the future. To date, we have not experienced any previous cybersecurity incidents that have materially affected or are reasonably likely to materially affect our business strategy, results of operations, or financial condition.
Governance
Our cybersecurity program is managed by Monroe Capital’s dedicated internal cybersecurity team, which is responsible for enterprise-wide cybersecurity strategy, policies, standards, engineering, architecture and processes. The team is led by Monroe Capital’s Head of Information Technology, who has a bachelor’s degree in systems engineering and over 13 years of experience advising on and managing risks from cybersecurity threats as well as developing and implementing cybersecurity policies and procedures. The CSIRT includes members of Monroe Capital’s senior executive management, including its Chief Operating Officer, Chief Compliance Officer and the Head of Information Technology, who acts as chairperson of the ISC. The ISC is comprised of Monroe Capital’s Head of Information Technology, Chief Operating Officer and Chief Compliance Officer. The purpose of the ISC is to protect Monroe Capital’s technology, data and information, and the ISC is tasked with responding to technology and data security incidents. The ORC is a cross-functional committee that governs and oversees the Monroe Capital enterprise risk management program, including cybersecurity. The ORC includes members of Monroe Capital’s senior executive management, including its Chief Compliance Officer, Chief Operating Officer, Chief Credit Officer, President & Co-Portfolio Manager, Chief Financial Officer of Management Company and Chief Financial Officer of Investment Funds, who acts as chairperson of the ORC. The ORC, through regular consultation with the Monroe Capital internal cybersecurity team and employees of MC Advisors and MC Management, assesses, discusses, and prioritizes Monroe Capital’s approach to high-level risks, mitigative controls and ongoing cybersecurity efforts.

As part of its oversight responsibilities over risks and controls, the Board is ultimately responsible for overseeing our cyber and information security risks. The Audit Committee has primary responsibility for oversight and review of guidelines and policies with respect to risk assessment and risk management, including cybersecurity. Members of the ORC and other Monroe Capital personnel periodically report to our Audit Committee as well as our full Board, as appropriate, on cybersecurity matters. Such reporting includes updates on Monroe Capital’s cybersecurity program as it impacts us, the external threat environment, and Monroe Capital’s programs to address and mitigate the risks associated with the evolving cybersecurity threat environment. These reports also include updates on Monroe Capital’s preparedness, prevention, detection, responsiveness and recovery with respect to cybersecurity incidents.
Material Impact of Cybersecurity Risks
As of the date of this annual report on Form 10-K, we are not aware of any material risks from cybersecurity threats that have materially affected, or are reasonably likely to materially affect, the Company, including our business strategy, results of operations, or financial condition. However, future incidents could have a material impact on our business. Additional information about the cybersecurity risks that we face is discussed in Item 1A of Part I, “Risk Factors” in this annual report on Form 10-K under the heading “The failure in cybersecurity systems, as well as the occurrence of events unanticipated in our disaster recovery systems and management continuity planning, could impair our ability to conduct business effectively.”
ITEM 2. PROPERTIES
We do not own any real estate or other physical properties materially important to our operation. The principal executive offices of Monroe Capital are located at 311 South Wacker Drive, Suite 6400, Chicago, Illinois 60606. Monroe Capital and its affiliates currently have additional offices, and/or company representatives in New York, New York; Los Angeles, California; San Francisco, California; Austin, Texas; Boston, Massachusetts; Miami, Florida; Naples, Florida; Farmington, Connecticut; Seoul, South Korea; and Sydney, Australia. MC Management furnishes us office space, and we reimburse it for such costs on an allocated basis.
ITEM 3. LEGAL PROCEEDINGS
We are subject to certain legal proceedings, from time to time, in the ordinary course of business. From time to time, we, our executive officers, directors and our investment adviser may, in the ordinary course of business, be named as defendants in litigation arising from our investments in our portfolio companies and may, as a result, incur significant costs and expenses in connection with such litigation. We and our investment adviser are also subject to extensive regulation, which may result in regulatory proceedings or investigations against us or our investment adviser, respectively. While the outcome of any such future legal or regulatory proceedings cannot be predicted with certainty, neither us nor our investment adviser expect that any such future proceedings will have a material effect upon our financial condition or results of operations.
ITEM 4. MINE SAFETY DISCLOSURES
Not applicable.

PART II
ITEM 5. MARKET FOR REGISTRANT’S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES
COMMON STOCK
Our common stock is traded on The Nasdaq Global Select Market under the ticker symbol “MRCC.” Our common stock has historically traded at prices both above and below our net asset value per share. It is not possible to predict whether our common stock will trade at, above or below net asset value.
HOLDERS
As of February 27, 2025, there were six holders of record of our common stock. This does not include the number of stockholders that hold shares in “street name” through banks or broker-dealers.
DISTRIBUTIONS
We currently intend to make distributions to our stockholders on a quarterly basis out of assets legally available for distribution. We may also make additional distributions to our stockholders from time to time. Our quarterly and additional distributions, if any, will be determined by our board of directors.
Our revolving credit facility, as amended, imposes certain conditions that may limit the amount of our distributions to stockholders. Distributions payable in our common stock under our dividend reinvestment plan are not limited by the revolving credit facility. Distributions in cash or property other than our common stock are generally limited to 115% of the amount of distributions required to maintain our status as a RIC.
In October 2012, we adopted an “opt out” dividend reinvestment plan for our common stockholders. When we declare a distribution, our stockholders’ cash distributions will be automatically reinvested in additional shares of our common stock unless a stockholder specifically “opts out” of our dividend reinvestment plan. If a stockholder opts out, that stockholder will receive cash distributions.

PERFORMANCE GRAPH
The following graph compares the return on our common stock from December 31, 2019 to December 31, 2024, the last stock trading days of 2019 and 2024, respectively, with that of the Standard & Poor’s 500 Stock Index and the NASDAQ Financial 100 index. The graph assumes that on December 31, 2019, a person invested $100 in each of our common stock, the Standard & Poor’s 500 Stock Index and the NASDAQ Financial 100 index. The graph measures total stockholder return, which takes into account both changes in stock price and dividends. The graph also assumes the reinvestment of all dividends prior to any tax effect. The graph and other information furnished under this Part II Item 5 of this Annual Report on Form 10-K shall not be deemed to be “soliciting material” or to be “filed” with the SEC or subject to Regulation 14A or 14C under, or to the liabilities of Section 18 of, the Exchange Act. The stock price performance included in the below graph is not necessarily indicative of future stock performance.

$220.00
$200.00
$180.00
$160.00
$140.00
$120.00
$100.00
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$60.00
12/31/2019
3/31/2020
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MRCC
S&P 500
NASDAQ Financial 100 Index

PRICE RANGE OF COMMON STOCK AND DISTRIBUTIONS
Our common stock began trading on The Nasdaq Global Market under the ticker symbol “MRCC” on October 25, 2012. Prior to that date, there was no established trading market for our common stock. Our common stock is now traded on the Nasdaq Global Select Market. Our common stock has historically traded both above and below net asset value (“NAV”).
The following table sets forth the high and low closing sales prices of our common stock, the closing sales price as a premium (discount) to NAV per share and the distributions declared by us since January 1, 2023:

		Closing Sales Price		Premium (Discount) of High Sales Price to NAV (2)	Premium (Discount) of Low Sales Price to NAV (2)	Declared Distributions (3)(4)
	NAV (1)	High	Low
Year ending December 31, 2024
Fourth Quarter	$8.85	$8.64	$7.82	(2.4)%	(11.6)%	$0.25
Third Quarter	$9.18	$8.18	$7.14	(10.9)%	(22.2)%	$0.25
Second Quarter	$9.20	$7.89	$7.03	(14.2%)	(23.6)%	$0.25
First Quarter	$9.30	$7.55	$6.99	(18.8%)	(24.8)%	$0.25
Year ending December 31, 2023
Fourth Quarter	$9.40	$7.38	$6.78	(21.5%)	(27.9)%	$0.25
Third Quarter	$9.58	$8.80	$7.14	(8.1)%	(25.5)%	$0.25
Second Quarter	$9.84	$8.26	$6.86	(16.1%)	(30.3)%	$0.25
First Quarter	$10.29	$8.80	$7.10	(14.5)%	(31.0)%	$0.25
______________________________________________________________
(1)NAV per share is determined as of the last day in the relevant quarter and therefore may not reflect the NAV per share on the date of the high and low sales prices. The NAVs shown are based on outstanding shares at the end of each period.
(2)Calculated by taking the respective high or low closing sales price divided by the quarter end NAV and subtracting 1.
(3)Represents the distribution declared in the specified quarter. We have adopted an “opt out” dividend reinvestment plan for our common stockholders. As a result, if we declare a distribution, stockholders’ cash distributions will be automatically reinvested in additional shares of our common stock, unless they specifically “opt out” of the dividend reinvestment plan so as to receive cash distributions. See “Dividend Reinvestment Plan.”
(4)Our management monitors available taxable earnings, including net investment income and realized capital gains, to determine if a tax return of capital may occur for the year. To the extent that our taxable earnings fall below the total amount of our distributions for that fiscal year, a portion of those distributions may be deemed a tax return of capital to our stockholders. The tax character of distributions will be determined at the end of the fiscal year. There was no return of capital for tax purposes for both the years ended December 31, 2024 and 2023.

FEES AND EXPENSES
The following table is intended to assist you in understanding the costs and expenses that an investor in our common stock will bear directly or indirectly. We caution you that some of the percentages indicated in the table below are estimates and actual amounts and percentages may vary. Except where the context suggests otherwise, whenever this prospectus contains a reference to fees or expenses paid by “you,” “us,” “the Company” or “Monroe Capital Corporation,” or that “we” will pay fees or expenses, stockholders will indirectly bear such fees or expenses as investors in Monroe Capital Corporation.

	December 31, 2024
Stockholder transaction expenses (as a percentage of offering price):
Sales load	—%	(1)
Offering expenses	—%	(2)
Dividend reinvestment plan expenses	Up to $15 Transaction Fee	(3)
Total stockholder transaction expenses	—%	(2)
Annual expenses (as a percentage of net assets attributable to common stock):
Base management fees	4.02%	(4)
Incentive fees payable under the Investment Advisory and Management Agreement	2.47%	(5)
Interest payments on borrowed funds	10.47%	(6)
Other expenses	1.89%	(7)
Acquired fund fees and expenses	1.15%	(8)
Total annual expense	20.00%	(9)
______________________________________________________________
(1)In the event that the securities to which this prospectus relates are sold to or through underwriters or agents, a corresponding prospectus supplement will disclose the applicable sales load.
(2)The related prospectus supplement will disclose the estimated amount of total offering expenses (which may include offering expenses borne by third parties on our behalf), the offering price and the offering expenses borne by us as a percentage of the offering price.
(3)The expenses of the dividend reinvestment plan are included in “other expenses.” The plan administrator's fees will be paid by us. There will be no brokerage charges or other charges to stockholders who participate in the plan except that, if a participant elects by written notice to the plan administrator to have the plan administrator sell part or all of the shares held by the plan administrator in the participant's account and remit the proceeds to the participant, the plan administrator is authorized to deduct a $15.00 transaction fee plus a $0.10 per share brokerage commission from the proceeds. For additional information, see “Dividend Reinvestment Plan.”
(4)Our base management fee is calculated initially at an annual rate of 1.75% of our average invested assets (calculated as total assets excluding cash, which includes assets financed using leverage); provided however, the base management fee is calculated at an annual rate equal to 1.00% of our average invested assets (calculated as total assets excluding cash, which includes assets financed using leverage) that exceeds the product of (i) 200% and (ii) our average net assets. The “base management fee” percentage is calculated as a percentage of net assets attributable to common stockholders, rather than total assets, including assets that have been funded with borrowed monies, because common stockholders bear all of this cost. The base management fee in the table above assumes the base management fee remains consistent with fees incurred for the quarter ended December 31, 2024 of $2.0 million, based on average total assets (excluding cash) for the period of $489.7 million, as a percentage of our average net assets for the period of $195.3 million. See “Management and Other Agreements — Investment Advisory and Management Agreement.”
(5)Estimated assuming that annual incentive fees earned by MC Advisors remains consistent with the incentive fees earned, gross of the Incentive Fee Limitation due to the total return requirement and the incentive fee waivers, if applicable, for the quarter ended December 31, 2024 of $1.2 million, as a percentage of our average net assets of $195.3 million for the period. For information about our Incentive Fee Limitation and incentive fee waivers, see “Management and Other Agreements — Investment Advisory and Management Agreement” and “Consolidated Statements of Operations” in our financial statements incorporated by reference into this prospectus.

The incentive fee consists of two parts:
The first part of the incentive fee, payable quarterly in arrears, equals 20% of our pre-incentive fee net investment income (including interest that is accrued but not yet received in cash), subject to a 2% quarterly (8% annualized) rate of return on the value of our net assets, or hurdle rate, and a “catch-up” provision measured as of the end of each calendar quarter. Under this provision, in any calendar quarter, MC Advisors receives no incentive fee until our net investment income equals the hurdle rate of 2% but then receives, as a “catch-up,” 100% of our pre-incentive fee net investment income with respect to that portion of such pre-incentive fee net investment income, if any, that exceeds the hurdle rate but is less than 2.5%. The effect of this provision is that, if pre-incentive fee net investment income exceeds 2.5% in any calendar quarter, MC Advisors will receive 20% of our pre-incentive fee net investment income as if a hurdle rate did not apply. The first component of the incentive fee will be computed and paid on income that includes, in the case of investments with a deferred interest feature such as market discount, debt instruments with PIK interest, preferred stock with PIK dividends and zero coupon securities, accrued income that we have not yet received in cash. Since the hurdle rate is fixed, as interest rates rise, it will be easier for the MC Advisors to surpass the hurdle rate and receive an incentive fee based on net investment income. The foregoing incentive fee is subject to a total return requirement, which provides that no incentive fee in respect of our pre-incentive fee net investment income will be payable except to the extent that 20% of the cumulative net increase in net assets resulting from operations over the then current and 11 preceding calendar quarters exceeds the cumulative incentive fees accrued and/or paid for the 11 preceding calendar quarters. In other words, any ordinary income incentive fee that is payable in a calendar quarter will be limited to the lesser of (i) 20% of the amount by which our pre-incentive fee net investment income for such calendar quarter exceeds the 2% hurdle, subject to the “catch-up” provision, and (ii) (x) 20% of the cumulative net increase in net assets resulting from operations for the then current and 11 preceding calendar quarters minus (y) the cumulative incentive fees accrued and/or paid for the 11 preceding calendar quarters. For the foregoing purpose, the “cumulative net increase in net assets resulting from operations” is the sum of our pre-incentive fee net investment income, base management fees, realized gains and losses and unrealized appreciation and depreciation for the then current and 11 preceding calendar quarters.
The second part of the incentive fee, payable annually in arrears, equals 20% of our realized capital gains on a cumulative basis from inception through the end of the fiscal year, if any (or upon the termination of the Investment Advisory and Management Agreement, as of the termination date), computed net of all realized capital losses on a cumulative basis and unrealized capital depreciation, less the aggregate amount of any previously paid capital gain incentive fees. We will accrue (but not pay) an expense for potential payment of capital gain incentive fees with respect to any unrealized appreciation on our portfolio.
See “Management and Other Agreements — Investment Advisory and Management Agreement.”
(6)We may borrow funds from time to time to make investments to the extent we determine that it is appropriate to do so. The costs associated with any outstanding borrowings are indirectly borne by our investors. The table assumes borrowings are consistent with the average borrowings for the quarter ended December 31, 2024 of $296.5 million, no preferred stock issued or outstanding and average net assets of $195.3 million. For the quarter ended December 31, 2024, we had interest expense of $5.1 million (including fees for unused portions of commitments and amortization of debt issuance costs). As of December 31, 2024, the weighted average interest rate of our revolving credit facility (excluding debt issuance costs) was 7.15% and the interest rate on our senior unsecured notes was 4.75%. Although we do not have any current plans to issue debt securities or preferred stock in the next twelve months, we may issue debt securities or preferred stock, subject to our compliance with applicable requirements under the 1940 Act.
(7)Includes our estimated overhead expenses, including payments under the Administration Agreement based on our allocable portion of overhead and other expenses incurred by MC Management. The table above assumes “other expenses” remain consistent with the $0.9 million incurred during the quarter ended December 31, 2024 and average net assets for the period of $195.3 million.
(8)Our stockholders indirectly bear the expenses of our investment in SLF. SLF does not pay any fees to MC Advisors or its affiliates; however, SLF has entered into an administration agreement with MC Management, pursuant to which certain loan servicing and administrative functions are delegated to MC Management. SLF may reimburse MC Management for its allocable share of overhead and other expenses incurred by MC Management. For the quarter ended December 31, 2024, SLF incurred $40 thousand of allocable expenses. The table above assumes “acquired fund fees and expenses” remain consistent with the $0.6 million of expenses incurred for the quarter ended December 31, 2024 and average net assets for the period of $195.3 million. Future expenses for SLF may be substantially higher or lower because certain expenses may fluctuate over time.

(9)“Total annual expenses” as a percentage of consolidated net assets attributable to common stock are higher than the total annual expenses percentage would be for a company that is not leveraged. We borrow money to leverage our net assets and increase our total assets. We calculate the “total annual expenses” percentage as a percentage of net assets (defined as total assets less indebtedness and after taking into account any incentive fees payable during the period), rather than the total assets, including assets that have been purchased with borrowed amounts. The terms of our indebtedness may be found in “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Liquidity and Capital Resources — Borrowings” incorporated by reference into this prospectus and in other documents incorporated by reference into this prospectus. If the “total annual expenses” percentage were calculated instead as a percentage of average consolidated total assets for the quarter ended December 31, 2024, our “total annual expenses” would be 6.90% of average consolidated total assets for the period of $496.3 million. With certain limited exceptions, we are only allowed to borrow amounts such that our asset coverage ratio, as defined in the 1940 Act, equals at least 150%. We have included our estimated leverage expenses (consistent with the assumptions in footnote (7)) in “total annual expenses.”
Example
The following example illustrates the projected dollar amount of total cumulative expenses over various periods with respect to a hypothetical investment in our common stock. In calculating the following expense amounts, we have assumed we would have no additional leverage, that none of our assets are cash or cash equivalents and that our annual operating expenses would remain at the levels set forth in the table above. Transaction expenses are not included in the following example:

You would pay the following expenses on a $1,000 investment	1 Year	3 Years	5 Years	10 Years
Assuming a 5% annual return (assumes no return from net realized capital gains or net unrealized capital appreciation)	$175	$526	$877	$1,754
Assuming a 5% annual return (assumes entire return is from realized capital gains and thus subject to the capital gains incentive fee)	$185	$558	$932	$1,880
This table is to assist you in understanding the various costs and expenses that an investor in our common stock will bear directly or indirectly. While the example assumes, as required by the SEC, a 5% annual return, our performance will vary and may result in a return greater or less than 5%. As incentive fees vary based on the character of the 5% return, the example above provides (i) expenses assuming no return from capital gains (therefore not meeting the hurdle rate for the first part of the incentive fee) and (ii) expenses assuming the entire return is from realized capital gains (resulting in a capital gains incentive fee). For the quarter ended December 31, 2024, our return included net realized and unrealized capital losses. If we achieve sufficient returns on our investments, including through the realization of capital gains, to trigger an incentive fee of a material amount, our expenses, and returns to our investors, would be higher. In addition, while the example assumes reinvestment of all dividends and distributions at net asset value, if our board of directors authorizes and we declare a cash distribution, participants in our dividend reinvestment plan who have not otherwise elected to receive cash will receive a number of shares of our common stock, determined by dividing the total dollar amount of the distribution payable to a participant by the market price per share of our common stock at the close of trading on the valuation date for the distribution. See “Dividend Reinvestment Plan” for additional information regarding our dividend reinvestment plan.
This example and the expenses in the table above should not be considered a representation of our future expenses as actual expenses (including the cost of debt, if any, and other expenses) that we may incur in the future and such actual expenses may be greater or less than those shown.
SENIOR SECURITIES
Information about our senior securities is shown in the following table as of December 31, 2024 and for the years indicated in the table (dollars in thousands). This annual information has been derived from our audited consolidated financial statements for each respective period, which have been audited by KPMG LLP for the year ended December 31, 2024 and by RSM US LLP for the year ended December 31, 2023, as well as for all prior years. KPMG LLP and RSM US LLP served as our independent registered public accounting firms for the respective periods. The report of KPMG LLP on the senior securities table as of December 31, 2024 is attached as Exhibit 99.1 to this report.

Class and Year	Outstanding Exclusive of Treasury Securities (1)	Asset Coverage per Unit (2)	Involuntary Liquidating Preference per Unit (3)	Asset Market Value per Unit (4)
Revolving Credit Facility
December 31, 2024	$163,900	$1,652	—	N/A
December 31, 2023	174,100	1,670	—	N/A
December 31, 2022	204,600	1,673	—	N/A
December 31, 2021	151,045	1,888	—	N/A
December 31, 2020	126,559	1,995	—	N/A
December 31, 2019	180,294	1,862	—	N/A
December 31, 2018	136,026	2,262	—	N/A
December 31, 2017	117,092	3,380	—	N/A
December 31, 2016	129,000	2,848	—	N/A
December 31, 2015	123,700	2,462	—	N/A

5.75% Notes due 2023
December 31, 2020	$109,000	$1,995	—	$940	(5)
December 31, 2019	109,000	1,862	—	1,005	(5)
December 31, 2018	69,000	2,262	—	986	(5)

4.75% Notes due 2026
December 31, 2024	$130,000	$1,652	—	N/A
December 31, 2023	130,000	1,670	—	N/A
December 31, 2022	130,000	1,673	—	N/A
December 31, 2021	130,000	1,888	—	N/A

Secured Borrowings (6)
December 31, 2016 (7)	$1,320	$2,848	—	N/A
December 31, 2015 (8)	2,535	2,462	—	N/A
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(1)Total amount of each class of senior securities outstanding at the end of the period presented.
(2)The asset coverage ratio of senior securities representing indebtedness is calculated as our consolidated total assets, less all liabilities and indebtedness not represented by senior securities, divided by senior securities representing indebtedness. This asset coverage ratio is multiplied by $1,000 to determine the Asset Coverage per Unit (including for the 5.75% Notes due 2023 and 4.75% Notes due 2026, which were issued in $25 and $2,000 increments, respectively). On October 2, 2014, we received exemptive relief from the SEC which permitted us to exclude the debt of MRCC SBIC guaranteed by the SBA from our asset coverage test under the 1940 Act.
(3)The amount to which such class of senior security would be entitled upon the involuntary liquidation of the issuer in preference to any security junior to it. The “—” in this column indicates that the SEC expressly does not require this information to be disclosed for certain types of senior securities.
(4)Not applicable, except for with respect to the 5.75% Notes due 2023, as the other senior securities are not registered for public trading.
(5)The average market value for the 5.75% Notes due 2023 is calculated as the average daily closing prices of such notes on the Nasdaq Global Select Market for the years ended December 31, 2020, 2019 and 2018, as applicable, divided by the par value per unit of such notes. This average market value is multiplied by $1,000 to determine the Average Market Value per Unit.

(6)Certain partial loan sales do not qualify for sale accounting under ASC Topic 860 — Transfers and Servicing because these sales do not meet the definition of a “participating interest,” as defined in the guidance, in order for sale treatment to be allowed. Participations or other partial loan sales which do not meet the definition of a participating interest remain as an investment on the accompanying consolidated statements of assets and liabilities and the portion sold is recorded as a secured borrowing in the liabilities section of the consolidated statements of assets and liabilities. Amounts presented in this table represent the par amount outstanding.
(7)The secured borrowings have a weighted average stated interest rate of 6.26%, a weighted average years to maturity of 1.0 year and a fair value as of December 31, 2016 of $1,314.
(8)The secured borrowings have a weighted average stated interest rate of 5.75%, a weighted average years to maturity of 2.0 years and a fair value as of December 31, 2015 of $2,476.
ITEM 6. [RESERVED]

ITEM 7. MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
The following discussion should be read in conjunction with our audited consolidated financial statements and related notes and other financial information appearing elsewhere in this Annual Report on Form 10-K. In addition to historical information, the following discussion and other parts of this Annual Report on Form 10-K contain forward-looking information that involves risks and uncertainties.
Please see “Risk Factors” and “Forward-Looking Statements” for a discussion of the uncertainties, risks and assumptions associated with these statements.
Overview
Monroe Capital Corporation is an externally managed, closed-end, non-diversified management investment company that has elected to be regulated as a business development company (“BDC”) under the Investment Company Act of 1940, as amended (the “1940 Act”). In addition, for U.S. federal income tax purposes, we have elected to be treated as a regulated investment company (“RIC”) under subchapter M of the U.S. Internal Revenue Code of 1986, as amended (the “Code”). We currently qualify and intend to continue to qualify annually to be treated as a RIC for U.S. federal income tax purposes.
We are a specialty finance company that is focused on providing financing solutions primarily to lower middle-market companies in the United States and Canada. We provide customized financing solutions focused primarily on senior secured, junior secured and unitranche secured (a combination of senior secured and junior secured debt in the same facility in which we syndicate a “first out” portion of the loan to an investor and retain a “last out” portion of the loan) debt and, to a lesser extent, unsecured subordinated debt and equity, including equity co-investments in preferred and common stock, and warrants.
Our shares are currently listed on the NASDAQ Global Select Market under the symbol “MRCC”.
Our investment objective is to maximize the total return to our stockholders in the form of current income and capital appreciation through investment in senior secured, unitranche secured and junior secured debt and, to a lesser extent, unsecured subordinated debt and equity investments. We seek to use our extensive leveraged finance origination infrastructure and broad expertise in sourcing loans to invest in primarily senior secured, unitranche secured and junior secured debt of middle-market companies. Our investments will generally range between $2.0 million and $35.0 million each, although this investment size may vary proportionately with the size of our capital base. As of December 31, 2024, our portfolio included approximately 78.3 senior secured loans, 0.8 unitranche secured loans, 6.5 junior secured loans and 14.4% equity securities, compared to December 31, 2023, when our portfolio included approximately 79.6 senior secured loans, 2.8 unitranche secured loans, 5.5 junior secured loans and 12.1% equity securities. We expect that the companies in which we invest may be leveraged, often as a result of leveraged buy-outs or other recapitalization transactions, and, in certain cases, will not be rated by national ratings agencies. If such companies were rated, we believe that they would typically receive a rating below investment grade (between BB and CCC under the Standard & Poor’s system) from the national rating agencies.
While our primary focus is to maximize current income and capital appreciation through debt investments in thinly traded or private U.S. companies, we may invest a portion of the portfolio in opportunistic investments in order to seek to enhance returns to stockholders. Such investments may include investments in real estate, specialty finance, litigation finance, fund finance, high-yield bonds, distressed debt, private equity or securities of public companies that are not thinly traded and securities of middle-market companies located outside of the United States. We expect that these public companies generally will have debt securities that are non-investment grade.
On February 28, 2014, our wholly-owned subsidiary, Monroe Capital Corporation SBIC, LP (“MRCC SBIC”), a Delaware limited partnership, received a license from the Small Business Administration (“SBA”) to operate as a Small Business Investment Company (“SBIC”) under Section 301(c) of the Small Business Investment Act of 1958. MRCC SBIC commenced operations on September 16, 2013. MRCC SBIC received approval from the SBA to surrender its SBIC license and on March 31, 2022, MRCC SBIC was dissolved.

Investment income
We generate interest income on the debt investments in portfolio company investments that we originate or acquire. Our debt investments, whether in the form of senior secured, unitranche secured or junior secured debt, typically have an initial term of three to seven years and bear interest at a fixed or floating rate. In some instances, we receive payments on our debt investments based on scheduled amortization of the outstanding balances. In addition, we receive repayments of some of our debt investments prior to their scheduled maturity date. In some cases, our investments provide for deferred interest of payment-in-kind (“PIK”) interest. In addition, we may generate revenue in the form of commitment, origination, amendment, structuring or due diligence fees, fees for providing managerial assistance and consulting fees. Loan origination fees, original issue discount and market discount or premium are capitalized, and we accrete or amortize such amounts as interest income. We record prepayment premiums and prepayment gains (losses) on loans as interest income. As the frequency or volume of the repayments which trigger these prepayment premiums and prepayment gains (losses) may fluctuate significantly from period to period, the associated interest income recorded may also fluctuate significantly from period to period. Interest and other income is recorded on the accrual basis to the extent we expect to collect such amounts. Interest income is accrued based upon the outstanding principal amount and contractual terms of debt and preferred equity investments. Interest is accrued on a daily basis. We record fees on loans based on the determination of whether the fee is considered a yield enhancement or payment for a service. If the fee is considered a yield enhancement associated with a funding of cash on a loan, the fee is generally deferred and recognized into interest income using the effective interest method if captured in the cost basis or using the straight-line method if the loan is unfunded and therefore there is no cost basis. If the fee is not considered a yield enhancement because a service was provided, and the fee is payment for that service, the fee is deemed earned and recorded as other income in the period the service is completed.
Dividend income on preferred equity securities is recorded as dividend income on an accrual basis to the extent that such amounts are payable by the portfolio company and are expected to be collected. Dividend income on common equity securities is recorded on the record date for private portfolio companies. Each distribution received from limited liability company (“LLC”) and limited partnership (“LP”) investments is evaluated to determine if the distribution should be recorded as dividend income or a return of capital. Generally, we will not record distributions from equity investments in LLCs and LPs as dividend income unless there are sufficient accumulated tax-basis earnings and profits in the LLC or LP prior to the distribution. Distributions that are classified as a return of capital are recorded as a reduction in the cost basis of the investment. The frequency and volume of the distributions on common equity securities and LLC and LP investments may fluctuate significantly from period to period.
Expenses
Our primary operating expenses include the payment of base management and incentive fees to MC Advisors, under the investment advisory and management agreement (the “Investment Advisory and Management Agreement”), the payment of fees to MC Management for our allocable portion of overhead and other expenses under the administration agreement (the “Administration Agreement”) and other operating costs. See “Related Party Transactions” and “Recent Developments” below for additional information on our Investment Advisory and Management Agreement and Administration Agreement. Our expenses also include interest expense on indebtedness. We bear all other out-of-pocket costs and expenses of our operations and transactions.
Net gain (loss)
We recognize realized gains or losses on investments, foreign currency forward contracts and foreign currency and other transactions based on the difference between the net proceeds from the disposition and the cost basis without regard to unrealized gains or losses previously recognized within net realized gain (loss) on the consolidated statements of operations. We record current period changes in fair value of investments, foreign currency forward contracts, foreign currency and other transactions within net change in unrealized gain (loss) on the consolidated statements of operations.
Portfolio and Investment Activity
During the year ended December 31, 2024, we invested $30.4 million in seven new portfolio companies and $57.2 million in 53 existing portfolio companies and had $115.0 million in aggregate amount of sales and principal repayments, resulting in a net decrease in investments of $27.4 million for the year.

During the year ended December 31, 2023, we invested $21.7 million in seven new portfolio companies and $41.2 million in 48 existing portfolio companies and had $103.0 million in aggregate amount of sales and principal repayments, resulting in a net decrease in investments of $40.1 million for the year.
During the year ended December 31, 2022, we invested $59.9 million in 20 new portfolio companies and $74.4 million in 45 existing portfolio companies and had $137.8 million in aggregate amount of sales and principal repayments, resulting in a net decrease in investments of $3.5 million for the year.

The following table shows portfolio yield by security type:

	December 31, 2024		December 31, 2023
	Weighted Average Annualized Contractual Coupon Yield (1)	Weighted Average Annualized Effective Yield (2)	Weighted Average Annualized Contractual Coupon Yield (1)	Weighted Average Annualized Effective Yield (2)
Senior secured loans	10.7%	10.7%	12.6%	12.6%
Unitranche secured loans	11.4	14.5	12.8	14.1
Junior secured loans	7.5	7.5	8.6	8.6
Preferred equity securities	2.8	2.8	2.8	2.8
Total	10.2%	10.2%	12.1%	12.1%
________________________________________________________
(1)The weighted average annualized contractual coupon yield at period end is computed by dividing (a) the interest income on our debt investments and preferred equity investments (with a stated coupon rate) at the period end contractual coupon rate for each investment by (b) the par value of our debt investments (excluding debt investments acquired for no cost in a restructuring on non-accrual status) and the cost basis of our preferred equity investments. We exclude loans acquired for no cost in a restructuring on non-accrual status within this metric as management believes this disclosure provides a better indication of return on invested capital. As of both December 31, 2024 and 2023, there were no loans excluded from the weighted average contractual coupon yield.

(2)The weighted average annualized effective yield on portfolio investments at period end is computed by dividing (a) interest income on our debt investments and preferred equity investments (with a stated coupon rate) at the period end effective rate for each investment by (b) the par value of our debt investments (excluding debt investments acquired for no cost in a restructuring on non-accrual status) and the cost basis of our preferred equity investments. We exclude loans acquired for no cost in a restructuring on non-accrual status within this metric as management believes this disclosure provides a better indication of return on invested capital. As of both December 31, 2024 and 2023, there were no loans excluded from the weighted average effective yield. The weighted average annualized effective yield on portfolio investments is a metric on the investment portfolio alone and does not represent a return to stockholders. This metric is not inclusive of our fees and expenses, the impact of leverage on the portfolio or sales load that may be paid by stockholders.

The following table shows the composition of our investment portfolio at fair value as a percentage of our total investments at fair value (in thousands):

	December 31, 2024		December 31, 2023
Fair Value:
Senior secured loans	$357,994	78.3%	$388,882	79.6%
Unitranche secured loans	3,862	0.8	13,877	2.8
Junior secured loans	29,634	6.5	26,594	5.5
LLC equity interest in SLF	32,730	7.2	33,122	6.8
Equity securities	32,828	7.2	25,911	5.3
Total	$457,048	100.0%	$488,386	100.0%

Our portfolio composition remained relatively consistent with our portfolio at December 31, 2023. As of December 31, 2024 our yields decreased compared to December 31, 2023. This decrease was primarily due to lower base rates on our loan portfolio and an increase in the number of portfolio companies on non-accrual status.
The following table shows our portfolio composition by industry at fair value and as a percentage of our total investments at fair value (in thousands):

	December 31, 2024		December 31, 2023
Fair Value:
Aerospace & Defense	$—	—%	$7,876	1.6%
Automotive	16,267	3.6	18,495	3.8
Banking	7,861	1.7	15,385	3.2
Beverage, Food & Tobacco	6,027	1.3	6,098	1.2
Capital Equipment	4,853	1.1	4,893	1.0
Chemicals, Plastics & Rubber	4,864	1.1	3,987	0.8
Construction & Building	10,334	2.3	8,813	1.8
Consumer Goods: Durable	8,263	1.8	8,242	1.7
Consumer Goods: Non-Durable	2,467	0.4	2,387	0.5
Environmental Industries	520	0.1	5,896	1.2
FIRE: Finance	12,789	2.8	15,388	3.3
FIRE: Real Estate	83,037	18.2	85,153	17.4
Healthcare & Pharmaceuticals	79,784	17.5	69,354	14.2
High Tech Industries	41,240	9.0	40,723	8.3
Hotels, Gaming & Leisure	144	0.0 *	110	0.0 *
Investment Funds & Vehicles	32,730	7.2	33,122	6.8
Media: Advertising, Printing & Publishing	12,035	2.6	20,238	4.1
Media: Broadcasting & Subscription	1,156	0.3	2,217	0.5
Media: Diversified & Production	43,717	9.6	41,897	8.6
Retail	2,036	0.4	1,995	0.4
Services: Business	51,175	11.2	56,655	11.6
Services: Consumer	24,113	5.3	16,772	3.4
Telecommunications	5,586	1.2	7,508	1.5
Transportation: Cargo	5,890	1.3	—	—
Wholesale	160	0.0 *	15,182	3.1
Total	$457,048	100.0%	$488,386	100.0%
_______________________________________________________
*Represents an amount less than 0.1%
Portfolio Asset Quality
MC Advisors’ portfolio management staff closely monitors all credits, with senior portfolio managers covering agented and more complex investments. MC Advisors segregates our capital markets investments by industry. The MC Advisors’ monitoring process and projections developed by Monroe Capital both have daily, weekly, monthly and quarterly components and related reports, each to evaluate performance against historical, budget and underwriting expectations. MC Advisors’ analysts will monitor performance using standard industry software tools to provide consistent disclosure of performance. When necessary, MC Advisors will update our internal risk ratings, borrowing base criteria and covenant compliance reports.

As part of the monitoring process, MC Advisors regularly assesses the risk profile of each of our investments and rates each of them based on an internal proprietary system that uses the categories listed below, which we refer to as MC Advisors’ investment performance risk rating. For any investment rated in Grades 3, 4 or 5, MC Advisors, through its internal Portfolio Management Group (“PMG”), will increase its monitoring intensity and prepare regular updates for the investment committee, summarizing current operating results and material impending events and suggesting recommended actions. The PMG is responsible for oversight and management of any investments rated in Grades 3, 4, or 5. MC Advisors monitors and, when appropriate, changes the investment ratings assigned to each investment in our portfolio. In connection with our valuation process, MC Advisors reviews these investment performance risk ratings on a quarterly basis. The investment performance risk rating system is described as follows:

Investment Performance Risk Rating	Summary Description
Grade 1	Includes investments exhibiting the least amount of risk in our portfolio. The issuer is performing above expectations or the issuer’s operating trends and risk factors are generally positive.

Grade 2	Includes investments exhibiting an acceptable level of risk that is similar to the risk at the time of origination. The issuer is generally performing as expected or the risk factors are neutral to positive.

Grade 3	Includes investments performing below expectations and indicates that the investment’s risk has increased somewhat since origination. The issuer may be out of compliance with debt covenants; however, scheduled loan payments are generally not past due.

Grade 4	Includes an issuer performing materially below expectations and indicates that the issuer’s risk has increased materially since origination. In addition to the issuer being generally out of compliance with debt covenants, scheduled loan payments may be past due (but generally not more than six months past due).

Grade 5	Indicates that the issuer is performing substantially below expectations and the investment risk has substantially increased since origination. Most or all of the debt covenants are out of compliance or payments are substantially delinquent. Investments graded 5 are not anticipated to be repaid in full.
Our investment performance risk ratings do not constitute any rating of investments by a nationally recognized statistical rating organization or reflect or represent any third-party assessment of any of our investments.
In the event of a delinquency or a decision to rate an investment Grade 4 or Grade 5, the PMG, in consultation with the investment committee, will develop an action plan. Such a plan may require a meeting with the borrower’s management or the lender group to discuss reasons for the default and the steps management is undertaking to address the under-performance, as well as amendments and waivers that may be required. In the event of a dramatic deterioration of a credit, MC Advisors and the PMG will form a team or engage outside advisors to analyze, evaluate and take further steps to preserve our value in the credit. In this regard, we would expect to explore all options, including in a private equity sponsored investment, assuming certain responsibilities for the private equity sponsor or a formal sale of the business with oversight of the sale process by us. The PMG and the investment committee have extensive experience in running debt work-out transactions and bankruptcies.

The following table shows the distribution of our investments on the 1 to 5 investment performance risk rating scale as of December 31, 2024 (in thousands):

Investment Performance Risk Rating	Investments at Fair Value	Percentage of Total Investments
1	$—	—%
2	370,573	81.0
3	65,711	14.4
4	15,935	3.5
5	4,829	1.1
Total	$457,048	100.0%
The following table shows the distribution of our investments on the 1 to 5 investment performance risk rating scale as of December 31, 2023 (in thousands):

Investment Performance Risk Rating	Investments at Fair Value	Percentage of Total Investments
1	$—	—%
2	405,888	83.1
3	74,224	15.2
4	4,721	1.0
5	3,553	0.7
Total	$488,386	100.0%
As of December 31, 2024, there were 10 borrowers with loans or preferred equity investments on non-accrual status (Arcserve Cayman Opco LP (fka Arcstor Midco, LLC) (“Arcserve"), BTR Opco LLC (fka Born to Run, LLC), Education Corporation of America (“ECA”), Forman Mills, Inc. ("Forman Mills"), INH Buyer, Inc., LLC, MV Receivables II, LLC, NECB Collections, LLC (“NECB”), Prototek, LLC, Thrasio, LLC ("Thrasio") and Vice Acquisition Holdco, LLC), and these investments totaled $15.7 million at fair value, or 3.4% of our total investments at fair value at December 31, 2024. As of December 31, 2023, we had five borrowers with loans or preferred equity investments on non-accrual status (Arcserve, ECA, Forman Mills, NECB and Thrasio), and these investments totaled $7.5 million at fair value, or 1.5% of our total investments at fair value at December 31, 2023.

Results of Operations
Operating results were as follows (in thousands):

	For the Years Ended December 31,
	2024	2023	2022
Total investment income	$60,527	$64,297	$56,566
Total operating expenses, net of fee waivers	35,543	40,242	32,969
Net investment income before income taxes	24,984	24,055	23,597
Income taxes, including excise taxes	452	806	1,405
Net investment income	24,532	23,249	22,192
Net realized gain (loss) on investments	1,431	(38,769)	(1,130)
Net realized gain (loss) on extinguishment of debt	—	—	(1,039)
Net realized gain (loss) on foreign currency forward contracts	—	1,756	119
Net realized gain (loss) on foreign currency and other transactions	—	(135)	(36)
Net realized gain (loss)	1,431	(37,148)	(2,086)
Net change in unrealized gain (loss) on investments	(16,259)	15,777	(23,782)
Net change in unrealized gain (loss) on foreign currency forward contracts	—	(1,507)	726
Net change in unrealized gain (loss) on foreign currency and other transactions	—	—	164
Net change in unrealized gain (loss)	(16,259)	14,270	(22,892)
Net increase (decrease) in net assets resulting from operations	$9,704	$371	$(2,786)
Investment Income
The composition of our investment income was as follows (in thousands):

	For the Years Ended December 31,
	2024	2023	2022
Interest income	$44,283	$49,779	$41,449
PIK interest income	9,161	9,407	6,689
Dividend income (1)	4,292	4,188	4,161
Other income (2)	1,324	(679)	2,380
Prepayment gain (loss)	531	553	803
Accretion of discounts and amortization of premiums	936	1,049	1,084
Total investment income	$60,527	$64,297	$56,566
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(1)During the years ended December 31, 2024, 2023 and 2022, dividend income includes PIK dividends of $457, $477 and $475, respectively.
(2)During the year ended December 31, 2023 there was a reversal of $1,559 of previously accrued other income associated with our former loan investment in IT Global Holding, LLC (“IT Global”).
The decrease in investment income of $3.8 million during the year ended December 31, 2024, compared to the year ended December 31, 2023, was primarily due to lower interest income and PIK interest income. The reduction in interest income and PIK interest income was driven by a decrease in average invested assets and the placement of additional portfolio companies on non-accrual status. Lower effective rates on the portfolio resulting from the declining interest rate environment during the second half of the year ended December 31, 2024 also contributed to the decrease in both interest income and PIK interest income. The decrease in interest income and PIK interest income was partially offset by an increase in other income, primarily driven by the reversal of $1.6 million in previously accrued fees related to the former loan investment in IT Global, which was recognized during the year ended December 31, 2023.

The increase in investment income of $7.7 million during the year ended December 31, 2023, compared to the year ended December 31, 2022, was primarily the result of an increase in interest income and PIK interest income, partially offset by a decrease in other income. The increase in interest income and PIK interest income was primarily as a result of increases in effective rates on the portfolio as a result of a higher interest rate environment. Additionally, the year ended December 31, 2023 included the reversal of $1.6 million of previously accrued fee income associated with our former loan investment in IT Global and the year ended December 31, 2022 included the one-time benefit of $2.0 million in previously unrecorded interest income associated with the repayment of our former loan investment in Curion Holdings, LLC ("Curion"). Curion had been on non-accrual status and proceeds were in excess of the cost basis as a result of the successful sale of the portfolio company. Excluding these non-recurring items, investment income increased $11.3 million during the year ended December 31, 2023, as compared to the year ended December 31, 2022.
Operating Expenses
The composition of our operating expenses was as follows (in thousands):

	For the Years Ended December 31,
	2024	2023	2022
Interest and other debt financing expenses	$21,917	$22,847	$17,080
Base management fees, net of base management fee waivers (1)	8,056	8,603	9,000
Incentive fees, net of incentive fee waivers (2)	2,449	5,812	3,602
Professional fees	902	719	894
Administrative service fees	1,011	940	1,163
General and administrative expenses	964	1,174	1,082
Directors’ fees	244	147	148
Total operating expenses, net of fee waivers	$35,543	$40,242	$32,969
________________________________________________________
(1)During the year ended December 31, 2022, MC Advisors elected to voluntarily waive base management fees of $55. MC Advisors did not waive any base management fees during the years ended December 31, 2024 and 2023.
(2)During the year ended December 31, 2022, MC Advisors waived part one incentive fees (based on net investment income) of $525. MC Advisors did not waive any incentive fees during the years ended December 31, 2024 and 2023. Incentive fees during the year ended December 31, 2024 were limited by $2,947, due to the Incentive Fee Limitation. Incentive fees during the years ended December 31, 2023 and 2022 were not limited by the Incentive Fee Limitation. See Note 6 in our attached consolidated financial statements for additional information on the Incentive Fee Limitation.
The composition of our interest and other debt financing expenses, average outstanding balances and average stated interest rates (i.e., the rate in effect plus spread) were as follows (in thousands):

	For the Years Ended December 31,
	2024	2023	2022
Interest expense - revolving credit facility	$14,380	$15,319	$8,442
Interest expense - 2026 Notes	6,220	6,220	6,220
Interest expense - SBA debentures	—	—	292
Amortization of debt issuance costs	1,317	1,308	2,126
Total interest and other debt financing expenses	$21,917	$22,847	$17,080
Average debt outstanding	$302,211	$318,884	$314,053
Average stated interest rate	6.8%	6.7%	4.7%

The decrease in operating expenses of $4.7 million during the year ended December 31, 2024, compared to the year ended December 31, 2023, was primarily due to a decrease in incentive fees resulting from the $2.9 million in Incentive Fee Limitations during the year ended December 31, 2024. Additionally, decreases in interest expense primarily from lower average debt outstanding and base management fees from lower invested assets during the current year contributed to the decrease in operating expenses, net of fee waivers.
The increase in operating expenses, net of fee waivers of $7.3 million during the year ended December 31, 2023, compared to the year ended December 31, 2022, was primarily driven by an increase in interest and other debt financing expenses, resulting from the higher interest rate environment, and an increase in incentive fees, net of incentive fee waivers, driven by stronger pre-incentive fee net investment income performance.
Income Taxes, Including Excise Taxes
We have elected to be treated, currently qualify, and intend to continue to qualify annually as a RIC under Subchapter M of the Code and operate in a manner so as to qualify for the tax treatment available to RICs. To maintain qualification as a RIC, we must, among other things, meet certain source-of-income and asset diversification requirements and distribute to stockholders, for each taxable year, at least 90% of our “investment company taxable income,” which is generally our net ordinary income plus the excess, if any, of realized net short-term capital gains over realized net long-term capital losses.
Depending on the level of taxable income earned in a tax year, we may choose to carry forward such taxable income in excess of current year dividend distributions from such current year taxable income into the next year and pay a 4% excise tax on such income, as required. To the extent that we determine that our estimated current year annual taxable income may exceed estimated current year dividend distributions, we accrue excise tax, if any, on estimated excess taxable income as such taxable income is earned. For the years ended December 31, 2024, 2023 and 2022, we recorded a net expense on the consolidated statements of operations of $0.5 million, $0.5 million, and $0.1 million, respectively, for U.S. federal excise tax.
Certain of our consolidated subsidiaries are subject to U.S. federal and state corporate-level income taxes. For the years ended December 31, 2024, 2023 and 2022, we recorded a net tax expense (benefit) on the consolidated statements of operations of $(4) thousand, $0.3 million and $1.3 million, respectively, for these subsidiaries.
Net Realized Gain (Loss)
During the years ended December 31, 2024, 2023 and 2022, we had sales or dispositions of investments resulting in $1.4 million, $(38.8) million and $(1.1) million of net realized gain (loss) on investments, respectively. The net realized gains during the year ended December 31, 2024 were primarily related to the gain on the disposition of the equity of SoundHound AI, Inc. (fka Amelia Holding II, LLC), partially offset by the realization of the previously recorded unrealized losses on our investments in Seran BioScience, LLC and AdTheorent, Inc. The net realized losses for the year ended December 31, 2023 were primarily related to the realization of the previously recorded unrealized losses on our investment in Vinci Brands LLC, California Pizza Kitchen, Inc. and Forman Mills. The net realized losses for the year ended December 31, 2022 were primarily attributable to the realization of the previously recorded unrealized loss on our investment in Toojay’s Management, LLC partially offset by the realization of the previously recorded unrealized gain on our investment in Rockdale Blackhawk, LLC.
During the years ended December 31, 2024 and 2023, we had no net gain (loss) on the extinguishment of debt. During the year ended December 31, 2022, we had extinguishment of debt resulting in $(1.0) million of net realized gain (loss) due to the repayment of our remaining $56.9 million of SBA debentures on March 1, 2022.
We may enter into foreign currency forward contracts to reduce our exposure to foreign currency exchange rate fluctuations. During the years ended December 31, 2024, 2023 and 2022, we had zero, $1.8 million and $0.1 million of net realized gain (loss) on foreign currency forward contracts, respectively. During the years ended December 31, 2024, 2023 and 2022, we had zero, $(0.1) million and $(36) thousand of net realized gain (loss) on foreign currency and other transactions, respectively.

Net Change in Unrealized Gain (Loss)
For the years ended December 31, 2024, 2023 and 2022 our investments had $(16.3) million, $15.8 million and $(23.8) million of net change in unrealized gain (loss), respectively. The net change in unrealized gain (loss) includes both unrealized gain on investments in our portfolio with mark-to-market gains during the periods and unrealized loss on investments in our portfolio with mark-to-market losses during the periods.
During the year ended December 31, 2024, the net change in unrealized loss on investments was primarily attributable to mark-to-market losses from certain portfolio companies facing credit performance concerns that were still held as of December 31, 2024 and a certain real estate investment where the timing horizon for the realization extended which caused a reduction in expected fair value of this asset which is valued via a discounted cash flow model. These unrealized losses were partially offset by mark-to-market gains in the rest of the portfolio, driven by spread tightening in the direct lending markets during the year.

During the year ended December 31, 2023, the net change in unrealized gain on investments was primarily attributable to the reversal of previously recorded unrealized losses upon the disposition of certain assets during the period. The net change in unrealized gains during the year ended December 31, 2023 was primarily attributable to the realization of previously recorded unrealized losses upon the disposition of certain assets during the year. Excluding the $29.0 million reversal of previously recognized unrealized losses on our investments due to realizations during the year, we estimate approximately $12.9 million in net unrealized mark-to-market losses were primarily attributable to portfolio companies that have underlying credit performance concerns resulting in a risk rating of Grade 3, 4 or 5 on our investment performance risk rating scale that were still held as of December 31, 2023 and $2.4 million in net unrealized mark-to-market losses on our investment in SLF, SLF's underlying investments, which are loans to traditional upper middle-market borrowers, experienced higher volatility in valuation than the rest of the portfolio.
During the year ended December 31, 2022, the net change in unrealized loss on investments was primarily attributable to portfolio companies that have underlying credit performance concerns resulting in a risk rating of Grade 3, 4 or 5 on our investment performance risk rating scale that were still held as of December 31, 2022 of $17.5 million. Additionally, overall market volatility and spread widening in the loan market, including approximately $6.1 million of unrealized losses attributable to our investment in SLF contributed to the net unrealized loss on investments.
For the year ended December 31, 2024, we had no foreign currency forward contracts and no foreign currency borrowings. For the years ended December 31, 2023 and 2022, our foreign currency forward contracts had $(1.5) million and $0.7 million of net change in unrealized gain (loss), respectively. For the years ended December 31, 2023 and 2022, our foreign currency borrowings had zero and $0.2 million and of net change in unrealized gain (loss), respectively.
Net Increase (Decrease) in Net Assets Resulting from Operations
For the years ended December 31, 2024, 2023 and 2022 the net increase (decrease) in net assets resulting from operations was $9.7 million, $0.4 million and $(2.8) million, respectively. Based on the weighted average shares of common stock outstanding for the years ended December 31, 2024, 2023 and 2022, our per share net increase (decrease) in net assets resulting from operations was $0.45, $0.02 and $(0.13) respectively.
The $9.3 million increase in net assets resulting from operations during the year ended December 31, 2024, was primarily the result of lower net losses on the portfolio.

The $3.2 million increase during the year ended December 31, 2023, was primarily the result of lower net losses on investments and increased net investment income due to increases in effective interest rates on the portfolio as a result of the higher interest rate environment.
Liquidity and Capital Resources
As of December 31, 2024, we had $9.0 million in cash and cash equivalents, $163.9 million of total debt outstanding on our revolving credit facility and $130.0 million in 2026 Notes. We had $91.1 million available for additional borrowings on our revolving credit facility, subject to borrowing base availability. See “Borrowings” below for additional information.

In accordance with the 1940 Act, we are permitted to borrow amounts such that our asset coverage ratio, as defined in the 1940 Act, is at least 150% after such borrowing. The Company has been granted exemptive relief from the SEC for permission to exclude the debt of MRCC SBIC guaranteed by the SBA, prior to its dissolution, from the asset coverage test under the 1940 Act. As of December 31, 2024 and 2023, our asset coverage ratio based on aggregate borrowings outstanding was 165% and 167, respectively.
Cash Flows
For the year ended December 31, 2024, we experienced a net increase in cash and cash equivalents of $4.1 million. During the same period, operating activities provided $36.0 million primarily as a result of principal repayments and sales of portfolio investments and net investment income, partially offset by purchases of portfolio investments. During the same period, we used $31.9 million in financing activities, primarily as a result of distributions to stockholders and net repayments on our revolving credit facility.
For the year ended December 31, 2023, we experienced a net decrease in cash and cash equivalents of $0.5 million. During the same period, operating activities provided $51.7 million, primarily as a result of sales of and principal repayments on portfolio investments, partially offset by purchases of portfolio investments. During the same period, we used $52.2 million in financing activities, primarily as a result of distributions to stockholders and net repayments on our revolving credit facility.
For the year ended December 31, 2022, we experienced a net decrease in cash and cash equivalents of 12.6 million. During the same period, operating activities provided $14.1 million, primarily as a result of sales of and principal repayments on portfolio investments, partially offset by purchases of portfolio investments. During the same period, we used $26.7 million in financing activities, primarily as a result of repayments on our SBA debentures and distributions to stockholders, partially offset by net borrowings on our revolving credit facility.
Capital Resources
As a BDC, we distribute substantially all of our net income to our stockholders and have an ongoing need to raise additional capital for investment purposes. We intend to generate additional cash primarily from future offerings of securities, future borrowings and cash flows from operations, including income earned from investments in our portfolio companies. On both a short-term and long-term basis, our primary use of funds will be to invest in portfolio companies and make cash distributions to our stockholders. We may also use available funds to repay outstanding borrowings.
As a BDC, we are generally not permitted to issue and sell our common stock at a price below net asset value (“NAV”) per share. We may, however, sell our common stock, or warrants, options or rights to acquire our common stock, at a price below the then-current NAV per share of our common stock if our board of directors (“Board”), including our independent directors, determines that such sale is in the best interests of us and our stockholders, and if our stockholders have approved such sales. On June 18, 2024, our stockholders once again voted to allow us to sell or otherwise issue common stock at a price below net asset value per share for a period of one year, subject to certain limitations. As of both December 31, 2024 and 2023, we had 21,666,340 shares outstanding.
On June 24, 2015, our stockholders approved a proposal to authorize us to issue warrants, options or rights to subscribe to, convert to, or purchase our common stock in one or more offerings. This is a standing authorization and does not require annual re-approval by our stockholders.
Stock Issuances: On May 12, 2017, we entered into at-the-market (“ATM”) equity distribution agreements with each of JMP Securities LLC (“JMP”) and FBR Capital Markets & Co. (“FBR”) (the “ATM Program”) through which we can sell, by means of ATM offerings, from time to time, up to $50.0 million of our common stock. On May 8, 2020, we entered into an amendment to the ATM Program to extend its term. All other material terms of the ATM Program remain unchanged. There were no stock issuances through the ATM Program during each of the years ended December 31, 2024, 2023 and 2022.

Borrowings
Revolving Credit Facility: We have a $255.0 million revolving credit facility with ING Capital LLC, as agent. The revolving credit facility has an accordion feature which permits us, under certain circumstances to increase the size of the facility up to $400.0 million. The revolving credit facility is secured by a lien on all of our assets, including cash on hand. We may make draws under the revolving credit facility to make or purchase additional investments through December 27, 2026 and for general working capital purposes until December 27, 2027, the maturity date of the revolving credit facility.
On December 27, 2022, we amended the revolving credit facility which extended the maturity date from March 1, 2024 to December 27, 2027, increased the advance rate against certain types of assets in our portfolio, with corresponding adjustments to the concentration limits and replaced LIBOR benchmark provisions with term SOFR benchmark provisions. The other significant terms of the credit facility remained unchanged. We incurred expenses of $1.8 million in conjunction with the amendment which have been capitalized within unamortized debt issuance costs and are amortized into interest expense over the estimated average life of the borrowings.
Our ability to borrow under the revolving credit facility is subject to availability under the borrowing base, which permits us to borrow up to 72.5 of the fair market value of our portfolio company investments depending on the type of investment we hold and whether the investment is quoted. Our ability to borrow is also subject to certain concentration limits, and continued compliance with the representations, warranties and covenants given by us under the facility. The revolving credit facility contains certain financial covenants, including, but not limited to, our maintenance of: (1) minimum consolidated total net assets at least equal to 150.0 million plus 65 of the net proceeds to us from sales of our equity securities after March 1, 2019; (2) a ratio of total assets (less total liabilities other than indebtedness) to total indebtedness of not less than 1.5 to 1; and (3) a senior debt coverage ratio of at least 2 to 1. The revolving credit facility also requires us to undertake customary indemnification obligations with respect to ING Capital LLC and other members of the lending group and to reimburse the lenders for expenses associated with entering into the credit facility. The revolving credit facility also has customary provisions regarding events of default, including events of default for nonpayment, change in control transactions at both Monroe Capital Corporation and MC Advisors, failure to comply with financial and negative covenants, and failure to maintain our relationship with MC Advisors. If we incur an event of default under the revolving credit facility and fail to remedy such default under any applicable grace period, if any, then the entire revolving credit facility could become immediately due and payable, which would materially and adversely affect our liquidity, financial condition, results of operations and cash flows.
Our revolving credit facility also imposes certain conditions that may limit the amount of our distributions to stockholders. Distributions payable in our common stock under the dividend reinvestment plan (“DRIP”) are not limited by the revolving credit facility. Distributions in cash or property other than common stock are generally limited to 115 of the amount of distributions required to maintain our status as a RIC.
As of December 31, 2024 and 2023, we had U.S. dollar borrowings of $163.9 million and $174.1 million, respectively, and no borrowings denominated in a foreign currency as of either date. Any borrowings denominated in a foreign currency may be positively or negatively affected by movements in the rate of exchange between the U.S. dollar and the respective foreign currency. These movements are beyond our control and cannot be predicted. Borrowings denominated in a foreign currency are translated into U.S. dollars based on the spot rate at each balance sheet date. The impact resulting from changes in foreign currency borrowings is included in net change in unrealized gain (loss) on foreign currency and other transactions on our consolidated statements of operations and totaled zero, zero and 0.2 million for the years ended December 31, 2024, 2023 and 2022, respectively. There were no repayments of foreign currency borrowings for the years ended December 31, 2024 and 2023. For the year ended December 31, 2022, we repaid borrowings denominated in Great Britain pounds of £3.4 million. As a result of this repayment, we recognized a realized gain (loss) on foreign currency and other transactions on our consolidated statements of operations of (11) thousand for year ended December 31, 2022.

Borrowings under the revolving credit facility bear interest, at our election, at an annual rate of SOFR (one-month or three-month at our discretion based on the term of the borrowing) plus 2.625 or at a daily rate equal to 1.625 per annum plus the greater of 1.5, the prime interest rate, the federal funds rate plus 0.5 or SOFR plus 1.0, with a SOFR floor of 0.5. In addition to the stated interest rate on borrowings under the revolving credit facility, we are required to pay a commitment fee and certain conditional fees based on usage of the expanded borrowing base and usage of the asset coverage ratio flexibility. A commitment fee of 0.5 per annum on any unused portion of the revolving credit facility if the utilized portion of the facility is greater than 35 of the then available maximum borrowing or a commitment fee of 1.0 per annum on any unused portion of the revolving credit facility if the utilized portion of the facility is less than or equal to 35 of the then available maximum borrowing. As of December 31, 2024 and 2023, the outstanding borrowings were accruing at a weighted average interest rate of 7.1% and 8.1, respectively.
2026 Notes: As of both December 31, 2024 and 2023, we had $130.0 million in aggregate principal amount of senior unsecured notes (the “2026 Notes”) outstanding that mature on February 15, 2026. The 2026 Notes bear interest at an annual rate of 4.75 payable semi-annually on February 15 and August 15. We may redeem the 2026 Notes in whole or in part at any time or from time to time at our option at par plus a “make-whole” premium, if applicable. The 2026 Notes are general, unsecured obligations and rank equal in right of payment with all of our existing and future unsecured indebtedness.
SBA Debentures: On March 1, 2022, MRCC SBIC fully repaid its outstanding debentures utilizing a borrowing on our revolving credit facility and the restricted cash and cash equivalents at MRCC SBIC. This repayment was accounted for as a debt extinguishment in accordance with ASC 470-50, which resulted in a realized loss of 1.0 million (primarily comprised of the unamortized debt issuance costs at the time of the repayment) recorded in net gain (loss) on extinguishment of debt on our consolidated statements of operations. MRCC SBIC received approval from the SBA to surrender its SBIC license and on March 31, 2022, MRCC SBIC was dissolved.
Distributions

Our Board will determine the timing and amount, if any, of our distributions. We intend to pay distributions on a quarterly basis. In order to avoid corporate-level tax on the income we distribute as a RIC, we must distribute to our stockholders at least 90% of our ordinary income and realized net short-term capital gains in excess of realized net long-term capital losses, if any, on an annual basis out of the assets legally available for such distributions. In addition, we also intend to distribute any realized net capital gains (i.e., realized net long-term capital gains in excess of realized net short-term capital losses) at least annually out of the assets legally available for such distributions. Distributions to stockholders for each of the years ended December 31, 2024, 2023 and 2022 totaled $21.7 million ($1.00 per share), none of which represented a return of capital. The tax character of such distributions is determined at the end of the fiscal year.
In October 2012, we adopted an “opt out” DRIP for our common stockholders. When we declare a distribution, our stockholders’ cash distributions will automatically be reinvested in additional shares of our common stock unless a stockholder specifically “opts out” of our DRIP. If a stockholder “opts out”, that stockholder will receive cash distributions. Although distributions paid in the form of additional shares of our common stock will generally be subject to U.S. federal, state and local taxes in the same manner as cash distributions, stockholders participating in our DRIP will not receive any corresponding cash distributions with which to pay any such applicable taxes.
MRCC Senior Loan Fund I, LLC
We co-invest with Life Insurance Company of the Southwest (“LSW”) in senior secured loans through SLF, an unconsolidated Delaware LLC. SLF is capitalized as underlying investment transactions are completed, taking into account available debt and equity commitments available for funding these investments. All portfolio and investment decisions in respect to SLF must be approved by the SLF investment committee, consisting of one representative of each of us and LSW. SLF may cease making new investments upon notification of either member but operations will continue until all investments have been sold or paid-off in the normal course of business. Investments held by SLF are measured at fair value using the same valuation methodologies as described below. Our investment is illiquid in nature as SLF does not allow for withdrawal from the LLC or the sale of a member’s interest unless approved by the board members of SLF. The full withdrawal of a member would result in an orderly wind-down of SLF.
SLF’s profits and losses are allocated to us and LSW in accordance with the respective ownership interests. As of both December 31, 2024 and 2023, we and LSW each owned 50.0% of the LLC equity interests of SLF. As of both December 31, 2024 and 2023, SLF had $100.0 million in equity commitments from its members (in the aggregate), of which $85.3 million was funded.

As of both December 31, 2024 and 2023, we have committed to fund $50.0 million of LLC equity interest subscriptions to SLF. As of both December 31, 2024 and 2023, $42.7 million of our LLC equity interest subscriptions to SLF had been called and contributed, net of return of capital distributions subject to recall.
For the years ended December 31, 2024, 2023 and 2022 we received $3.6 million of dividend income per year from our LLC equity interest in SLF.
SLF has a senior secured revolving credit facility (as amended, the “SLF Credit Facility”) with Capital One, N.A., through its wholly-owned subsidiary MRCC Senior Loan Fund I Financing SPV, LLC (“SLF SPV”). The SLF Credit Facility allows SLF SPV to borrow up to $110.0 million (reduced from $175.0 million on June 9, 2023), subject to leverage and borrowing base restrictions. Borrowings on the SLF Credit Facility bear interest at an annual rate of SOFR (three-month) plus 2.10% and the SLF Credit Facility has a maturity date of November 23, 2031.
SLF does not pay any fees to MC Advisors or its affiliates; however, SLF has entered into an administration agreement with Monroe Capital Management Advisors, LLC (“MC Management”), pursuant to which certain loan servicing and administrative functions are delegated to MC Management. SLF may reimburse MC Management for its allocable share of overhead and other expenses incurred by MC Management. For the years ended December 31, 2024, 2023 and 2022, SLF incurred $0.2 million of allocable expenses per year. There are no agreements or understandings by which we guarantee any SLF obligations.
As of December 31, 2024 and 2023, SLF had total assets at fair value of $104.2 million and $148.4 million, respectively. As of both December 31, 2024 and 2023, SLF had four portfolio company investments on non-accrual status with fair values of $5.2 million and $4.3 million, respectively. The portfolio companies in SLF are in industries and geographies similar to those in which we may invest directly. Additionally, as of December 31, 2024 and 2023, SLF had $1.6 million and $3.3 million, respectively, in outstanding commitments to fund investments under undrawn revolvers and delayed draw commitments.
Below is a summary of SLF’s portfolio, followed by a listing of the individual investments in SLF’s portfolio as of December 31, 2024 and 2023:

	December 31, 2024	December 31, 2023
Secured loans (1)	101,624	150,674
Weighted average current interest rate on secured loans (2)	9.3%	10.2%
Number of portfolio company investments in SLF	36	49
Largest portfolio company investment (1)	4,900	6,580
Total of five largest portfolio company investments (1)	23,901	26,415
________________________________________________________
(1)Represents outstanding principal amount, excluding unfunded commitments. Principal amounts in thousands.
(2)Computed as the (a) annual stated interest rate on accruing secured loans divided by (b) total secured loans at outstanding principal amount.

MRCC SENIOR LOAN FUND I, LLC
CONSOLIDATED SCHEDULE OF INVESTMENTS
December 31, 2024
(in thousands)

Portfolio Company (1)	Footnotes	Index (2)	Spread (2)	Interest Rate (2)	Maturity	Principal	Fair Value
Non-Controlled/Non-Affiliate Company Investments
Senior Secured Loans
Aerospace & Defense
Trident Maritime Systems, Inc.		SF	7.65%	9.98% Cash/ 2.00% PIK	2/26/2027	3,145	$3,096
Trident Maritime Systems, Inc.		SF	7.60%	9.96% Cash/ 2.00% PIK	2/26/2027	137	135
Trident Maritime Systems, Inc. (Revolver)	(4)	SF	7.65%	10.01% Cash/ 2.00% PIK	2/26/2027	319	—
						3,601	3,231
Automotive
Accelerate Auto Works Intermediate, LLC		SF	4.90%	9.41%	12/1/2027	1,344	1,323
Accelerate Auto Works Intermediate, LLC		SF	4.90%	9.49%	12/1/2027	384	378
Accelerate Auto Works Intermediate, LLC (Revolver)	(4)	SF	4.90%	9.41%	12/1/2027	132	44
						1,860	1,745
Beverage, Food & Tobacco
SW Ingredients Holdings, LLC		SF	5.60%	9.96%	7/8/2027	3,506	3,503
						3,506	3,503
Capital Equipment
MacQueen Equipment, LLC		SF	5.51%	9.84%	1/7/2028	2,032	2,032
MacQueen Equipment, LLC		SF	5.51%	9.84%	1/7/2028	445	445
MacQueen Equipment, LLC (Revolver)	(4)	P	4.25%	11.75%	1/7/2028	296	20
						2,773	2,497
Chemicals, Plastics & Rubber
Phoenix Chemical Holding Company LLC		SF	7.11%	11.47%	10/3/2025	1,137	677
TJC Spartech Acquisition Corp.		SF	4.75%	9.41%	5/5/2028	4,167	3,026
						5,304	3,703
Consumer Goods: Durable
Runner Buyer INC.		SF	5.61%	10.11%	10/23/2028	2,910	1,382
						2,910	1,382
Consumer Goods: Non-Durable
PH Beauty Holdings III, INC.		SF	5.00%	10.17%	9/26/2025	2,342	2,333
						2,342	2,333
Containers, Packaging & Glass
Polychem Acquisition, LLC		SF	5.26%	9.85%	3/17/2025	2,828	2,463
PVHC Holding Corp		SF	6.90%	10.43% Cash/ 0.75% PIK	2/17/2027	1,891	1,869
						4,719	4,332
Energy: Oil & Gas
Offen, Inc.		SF	5.11%	9.47%	6/22/2026	2,249	2,209
Offen, Inc.		SF	5.11%	9.47%	6/22/2026	850	835
						3,099	3,044
FIRE: Finance
TEAM Public Choices, LLC		SF	5.11%	9.47%	12/17/2027	2,895	2,914
						2,895	2,914
FIRE: Real Estate
Avison Young (USA) Inc.	(3)(5)	SF	6.36%	10.70%	3/12/2028	601	606
						601	606
Healthcare & Pharmaceuticals
LSCS Holdings, Inc.		SF	4.61%	8.97%	12/15/2028	1,791	1,805
Natus Medical Incorporated		SF	5.60%	9.96%	7/20/2029	4,900	4,827
						6,691	6,632

MRCC SENIOR LOAN FUND I, LLC
CONSOLIDATED SCHEDULE OF INVESTMENTS - (continued)
December 31, 2024
(in thousands)

Portfolio Company (1)	Footnotes	Index (2)	Spread (2)	Interest Rate (2)	Maturity	Principal	Fair Value
High Tech Industries
Corel Inc.	(3)	SF	5.10%	9.61%	7/2/2026	3,200	$2,706
Lightbox Intermediate, L.P.		SF	5.11%	9.44%	5/11/2026	4,725	4,725
TGG TS Acquisition Company		SF	6.61%	10.97%	12/12/2025	2,445	2,460
						10,370	9,891
Hotels, Gaming & Leisure
Excel Fitness Holdings, Inc.		SF	5.25%	9.58%	4/27/2029	4,309	4,301
Excel Fitness Holdings, Inc. (Revolver)	(4)	SF	5.25%	9.58%	4/28/2028	625	—
North Haven Spartan US Holdco, LLC		SF	5.75%	10.18%	6/5/2026	2,227	2,227
						7,161	6,528
Media: Diversified & Production
STATS Intermediate Holdings, LLC		SF	5.51%	10.03%	7/10/2026	4,750	4,698
TA TT Buyer, LLC		SF	4.75%	9.08%	3/30/2029	3,267	3,281
						8,017	7,979
Services: Business
Eliassen Group, LLC		SF	5.75%	10.08%	4/14/2028	3,186	3,118
Eliassen Group, LLC		SF	5.75%	10.26%	4/14/2028	229	224
Secretariat Advisors LLC		SF	4.86%	9.22%	12/29/2028	1,659	1,657
Secretariat Advisors LLC		SF	4.86%	9.22%	12/29/2028	265	264
SIRVA Worldwide Inc. (Delayed Draw)	(4)	SF	8.00%	12.35%	2/20/2029	381	241
						5,720	5,504
Services: Consumer
Laseraway Intermediate Holdings II, LLC		SF	5.75%	10.66%	10/14/2027	2,156	2,075
McKissock Investment Holdings, LLC		SF	5.00%	9.80%	3/9/2029	2,431	2,420
						4,587	4,495
Telecommunications
Mavenir Systems, Inc.		SF	5.01%	9.53%	8/18/2028	1,621	1,150
Sandvine Corporation	(5)	SF	9.00%	13.25%	10/3/2025	72	72
Sandvine Corporation	(5)	SF	9.00%	13.25%	10/3/2025	372	374
Sandvine Corporation (Delayed Draw)	(4)(5)	SF	9.00%	13.25%	10/3/2025	144	—
						2,209	1,596
Transportation: Cargo
Keystone Purchaser, LLC		SF	5.86%	10.22%	5/7/2027	4,854	4,836
						4,854	4,836
Wholesale
HALO Buyer, Inc.		SF	4.60%	8.96%	6/30/2025	4,672	4,456
						4,672	4,456
Total Non-Controlled/Non-Affiliate Senior Secured Loans						87,891	81,207

Junior Secured Loans
Consumer Goods: Durable
Elevate Textiles, Inc.	(5)	SF	6.65%	11.24%	9/30/2027	790	622
						790	622
Healthcare & Pharmaceuticals
Radiology Partners, Inc.		SF	5.26%	8.28% Cash/ 1.50% PIK	1/31/2029	4,252	4,213
						4,252	4,213
FIRE: Real Estate
Avison Young (USA) Inc.	(3)(5)	SF	8.26%	6.15% Cash/ 6.50% PIK	3/12/2029	1,492	1,178
Avison Young (USA) Inc.	(3)(5)	SF	8.26%	6.15% Cash/ 6.50% PIK	3/12/2029	510	299
						2,002	1,477

MRCC SENIOR LOAN FUND I, LLC
CONSOLIDATED SCHEDULE OF INVESTMENTS - (continued)
December 31, 2024
(in thousands)

Portfolio Company (1)	Footnotes	Index (2)	Spread (2)	Interest Rate (2)	Maturity	Principal	Fair Value
Media: Diversified & Production
Research Now Group, Inc. and Survey Sampling International, LLC		SF	5.76%	10.29%	10/15/2028	4,467	$4,181
						4,467	4,181
Services: Business
Output Services Group, Inc.	(5)	SF	6.68%	11.11%	11/30/2028	1,042	1,042
SIRVA Worldwide Inc.		SF	8.00%	7.52% Cash/ 5.00% PIK	8/20/2029	1,171	1,160
						2,213	2,202
Telecommunications
Sandvine Corporation	(5)	n/a	n/a	2.00%	6/28/2027	1,602	381
						1,602	381
Total Non-Controlled/Non-Affiliate Junior Secured Loans						15,326	13,076

Equity Securities (6)(7)(8)
Consumer Goods: Durable
Elevate Textiles, Inc. (fka International Textile Group, Inc.) (25,524 shares of common units)		—	—	—	—	—	86
							86
Chemicals, Plastics & Rubber
Polyventive Lender Holding Company LLC (0.84% of the equity)		—	—	—	—	—	—
							—
FIRE: Real Estate
Avison Young (USA) Inc. (1,605,312 Class A preferred shares)	(3)(5)	n/a	n/a	12.50% PIK	n/a	—	610
Avison Young (USA) Inc. (1,199 Class F common shares)	(3)	—	—	—	—	—	—
							610
Healthcare & Pharmaceuticals
Cano Health, Inc. (79,030 shares of common units)		—	—	—	—	—	692
Cano Health, Inc. (warrant to purchase up to 2,682 shares of common units)		—	—	—	6/28/2029	—	2
							694
Media: Diversified & Production
Research Now Group, Inc. and Survey Sampling International, LLC (61,590 shares of common units)		—	—	—	—	—	1,093
							1,093
Services: Business
SIRVA Worldwide Inc. (2,252 Class A common shares)		—	—	—	—	—	547
SIRVA Worldwide Inc. (518 Class A preferred shares)		—	—	—	—	—	25
Output Services Group, Inc. (51,370 Class A units)		—	—	—	—	—	613
							1,185
Telecommunications
Sandvine Corporation (40 shares of Class A units)		—	—	—	—	—	—
							—

Total Non-Controlled/Non-Affiliate Equities							3,668

TOTAL INVESTMENTS							$97,951

MRCC SENIOR LOAN FUND I, LLC
CONSOLIDATED SCHEDULE OF INVESTMENTS - (continued)
December 31, 2024
(in thousands)
________________________________________________________
(1)All investments are U.S. companies unless otherwise noted.
(2)The majority of investments bear interest at a rate that may be determined by reference to the Secured Overnight Financing Rate (“SOFR” or “SF”) or Prime (“P”) which reset daily, monthly, quarterly or semiannually. We have provided the spread over SOFR or Prime and the current contractual rate of interest in effect at December 31, 2024. Certain investments may be subject to an interest rate floor or cap. Certain investments contain a Payment-in-Kind (“PIK”) provision.
(3)The headquarters of this portfolio company is located in Canada.
(4)All or a portion of this commitment was unfunded as of December 31, 2024. As such, interest is earned only on the funded portion of this commitment. Principal reflects the commitment outstanding.
(5)This position was on non-accrual status as of December 31, 2024, meaning that we have ceased accruing interest income on the position.
(6)Represents less than 5% ownership of the portfolio company’s voting securities.
(7)Ownership of certain equity investments may occur through a holding company partnership.
(8)Securities without an interest rate are non-income producing.

MRCC SENIOR LOAN FUND I, LLC
CONSOLIDATED SCHEDULE OF INVESTMENTS
December 31, 2023
(in thousands)

Portfolio Company (1)	Footnotes	Index (2)	Spread (2)	Interest Rate (2)	Maturity	Principal	Fair Value
Non-Controlled/Non-Affiliate Company Investments
Senior Secured Loans
Aerospace & Defense
Trident Maritime Systems, Inc.		SF	5.60%	10.95%	2/26/2027	2,414	$2,385
Trident Maritime Systems, Inc.		SF	5.60%	10.95%	2/26/2027	746	737
Trident Maritime Systems, Inc.		SF	5.60%	10.96%	2/26/2027	188	186
Trident Maritime Systems, Inc. (Revolver)		SF	5.60%	10.96%	2/26/2027	319	315
						3,667	3,623
Automotive
Accelerate Auto Works Intermediate, LLC		SF	4.90%	10.29%	12/1/2027	1,358	1,342
Accelerate Auto Works Intermediate, LLC		SF	4.90%	10.30%	12/1/2027	388	383
Accelerate Auto Works Intermediate, LLC (Revolver)	(4)	SF	4.90%	10.29%	12/1/2027	132	—
Truck-Lite Co., LLC		SF	6.35%	11.71%	12/14/2026	1,674	1,670
Truck-Lite Co., LLC		SF	6.35%	11.71%	12/14/2026	248	248
Truck-Lite Co., LLC		SF	6.35%	11.71%	12/14/2026	42	42
						3,842	3,685
Beverage, Food & Tobacco
SW Ingredients Holdings, LLC		SF	4.75%	10.21%	7/3/2025	3,544	3,539
						3,544	3,539
Capital Equipment
DS Parent, Inc.		SF	5.75%	11.21%	12/8/2028	2,700	2,706
MacQueen Equipment, LLC		SF	5.51%	10.86%	1/7/2028	2,075	2,075
MacQueen Equipment, LLC (Delayed Draw)	(4)	SF	5.51%	10.86%	1/7/2028	591	78
MacQueen Equipment, LLC (Revolver)	(4)	SF	5.51%	10.86%	1/7/2028	296	—
						5,662	4,859
Chemicals, Plastics & Rubber
Phoenix Chemical Holding Company LLC		SF	7.11%	12.47%	8/2/2024	1,131	1,020
TJC Spartech Acquisition Corp.		SF	4.75%	10.16%	5/5/2028	4,210	4,063
						5,341	5,083
Consumer Goods: Durable
Elevate Textiles, Inc. (fka International Textile Group, Inc.)	(5)	SF	6.65%	12.04%	9/30/2027	798	798
Runner Buyer INC.		SF	5.61%	11.00%	10/23/2028	2,948	2,333
						3,746	3,131
Consumer Goods: Non-Durable
PH Beauty Holdings III, INC.		SF	5.00%	10.35%	9/26/2025	2,368	2,253
						2,368	2,253
Containers, Packaging & Glass
Polychem Acquisition, LLC		SF	5.11%	10.47%	3/17/2025	2,858	2,855
PVHC Holding Corp		SF	5.65%	11.00% Cash/ 0.75% PIK	2/17/2027	1,895	1,895
						4,753	4,750
Energy: Oil & Gas
Offen, Inc.		SF	5.11%	10.47%	6/22/2026	2,249	2,249
Offen, Inc.		SF	5.11%	10.47%	6/22/2026	858	858
						3,107	3,107
FIRE: Finance
Harbour Benefit Holdings, Inc.		SF	5.15%	10.50%	12/13/2024	2,854	2,852
Harbour Benefit Holdings, Inc.		SF	5.10%	10.46%	12/13/2024	61	61
Minotaur Acquisition, Inc.		SF	4.85%	10.21%	3/27/2026	4,806	4,814
TEAM Public Choices, LLC		SF	5.43%	10.88%	12/17/2027	2,925	2,908
						10,646	10,635
FIRE: Real Estate
Avison Young (USA) Inc.	(3)(5)	SF	6.50%	11.97%	1/30/2026	4,775	1,564
						4,775	1,564

MRCC SENIOR LOAN FUND I, LLC
CONSOLIDATED SCHEDULE OF INVESTMENTS - (continued)
December 31, 2023
(in thousands)

Portfolio Company (1)	Footnotes	Index (2)	Spread (2)	Interest Rate (2)	Maturity	Principal	Fair Value
Healthcare & Pharmaceuticals
Cano Health, LLC	(5)	SF	4.10%	9.42%	11/23/2027	1,950	$857
HAH Group Holding Company LLC		SF	5.00%	10.46%	10/29/2027	2,950	2,942
LSCS Holdings, Inc.		SF	4.61%	9.97%	12/15/2028	1,809	1,786
Natus Medical Incorporated		SF	5.50%	10.85%	7/20/2029	4,950	4,604
Paragon Healthcare, Inc.		SF	5.85%	11.25%	1/19/2027	2,105	2,083
Paragon Healthcare, Inc.		SF	5.75%	11.22%	1/19/2027	363	359
Paragon Healthcare, Inc. (Revolver)	(4)	SF	5.75%	11.22%	1/19/2027	490	—
Radiology Partners, Inc.		SF	4.68%	10.18%	7/9/2025	4,737	3,844
						19,354	16,475
High Tech Industries
Corel Inc.	(3)	SF	5.10%	10.49%	7/2/2026	3,400	3,323
Lightbox Intermediate, L.P.		SF	5.26%	10.61%	5/11/2026	4,775	4,632
TGG TS Acquisition Company		SF	6.61%	11.97%	12/12/2025	2,885	2,791
						11,060	10,746
Hotels, Gaming & Leisure
Excel Fitness Holdings, Inc.		SF	5.40%	10.75%	4/27/2029	4,320	4,308
Excel Fitness Holdings, Inc. (Revolver)	(4)	SF	5.40%	10.75%	4/28/2028	625	—
North Haven Spartan US Holdco, LLC		SF	6.25%	11.63%	6/6/2025	2,250	2,241
Tait LLC		SF	4.50%	10.00%	3/28/2025	4,040	4,026
Tait LLC (Revolver)	(4)	SF	4.50%	10.00%	3/28/2025	769	—
						12,004	10,575
Media: Diversified & Production
Research Now Group, Inc. and Survey Sampling International, LLC		SF	5.76%	11.14%	12/20/2024	6,580	4,914
STATS Intermediate Holdings, LLC		SF	5.51%	10.88%	7/10/2026	4,800	4,684
TA TT Buyer, LLC		SF	5.00%	10.35%	3/30/2029	3,292	3,275
						14,672	12,873
Services: Business
CHA Holdings, Inc		SF	4.61%	9.97%	4/10/2025	1,939	1,908
CHA Holdings, Inc		SF	4.61%	9.97%	4/10/2025	409	402
Eliassen Group, LLC		SF	5.50%	10.85%	4/14/2028	3,218	3,152
Eliassen Group, LLC (Delayed Draw)	(4)	SF	5.50%	10.86%	4/14/2028	739	227
Engage2Excel, Inc.		SF	7.35%	12.53%	7/1/2024	3,918	3,918
Engage2Excel, Inc.		SF	7.35%	12.53%	7/1/2024	707	707
Engage2Excel, Inc. (Revolver)		SF	7.35%	12.53%	7/1/2024	550	550
Output Services Group, Inc.	(5)	SF	6.68%	12.07%	11/30/2028	1,042	1,041
Secretariat Advisors LLC		SF	5.01%	10.36%	12/29/2028	1,676	1,676
Secretariat Advisors LLC		SF	5.01%	10.36%	12/29/2028	267	267
SIRVA Worldwide Inc.		SF	5.76%	11.15%	8/4/2025	1,750	1,556
Teneo Holdings LLC		SF	5.35%	10.71%	7/11/2025	4,787	4,791
						21,002	20,195
Services: Consumer
360Holdco, Inc.		SF	5.60%	10.96%	8/1/2025	2,124	2,124
360Holdco, Inc.		SF	5.60%	10.96%	8/1/2025	821	821
Laseraway Intermediate Holdings II, LLC		SF	5.75%	11.41%	10/14/2027	2,178	2,153
McKissock Investment Holdings, LLC		SF	5.00%	10.54%	3/9/2029	2,456	2,459
						7,579	7,557
Telecommunications
Intermedia Holdings, Inc.		SF	6.11%	11.47%	7/21/2025	1,742	1,687
Mavenir Systems, Inc.		SF	5.01%	10.39%	8/18/2028	1,638	1,159
Sandvine Corporation		SF	4.50%	9.97%	10/31/2025	1,973	1,598
						5,353	4,444

MRCC SENIOR LOAN FUND I, LLC
CONSOLIDATED SCHEDULE OF INVESTMENTS - (continued)
December 31, 2023
(in thousands)

Portfolio Company (1)	Footnotes	Index (2)	Spread (2)	Interest Rate (2)	Maturity	Principal	Fair Value
Transportation: Cargo
Keystone Purchaser, LLC		SF	6.18%	11.53%	5/7/2027	4,905	$4,868
						4,905	4,868
Utilities: Oil & Gas
Dresser Utility Solutions, LLC		SF	4.10%	9.46%	10/1/2025	1,660	1,602
Dresser Utility Solutions, LLC		SF	5.35%	10.71%	10/1/2025	243	239
						1,903	1,841
Wholesale
HALO Buyer, Inc.		SF	4.60%	9.96%	6/30/2025	4,723	3,570
						4,723	3,570
Total Non-Controlled/Non-Affiliate Senior Secured Loans						154,006	139,373

Equity Securities (6)(7)
Consumer Goods: Durable
Elevate Textiles, Inc. (fka International Textile Group, Inc.) (25,524 shares of common units)	(8)	—	—	—	—	—	103
							103
Chemicals, Plastics & Rubber
Polyventive Lender Holding Company LLC (0.84% of the equity)	(8)	—	—	—	—	—	—
							—
Services: Business
Output Services Group, Inc. (51,370 Class A units)	(8)	—	—	—	—	—	438
							438

Total Non-Controlled/Non-Affiliate Equities							541

TOTAL INVESTMENTS							$139,914
________________________________________________________
(1)All investments are U.S. companies unless otherwise noted.
(2)The majority of investments bear interest at a rate that may be determined by reference to the Secured Overnight Financing Rate (“SOFR” or “SF”) or Prime (“P”) which reset daily, monthly, quarterly or semiannually. We have provided the spread over SOFR or Prime and the current contractual rate of interest in effect at December 31, 2023. Certain investments may be subject to an interest rate floor or cap. Certain investments contain a PIK provision.
(3)The headquarters of this portfolio company is located in Canada.
(4)All or a portion of this commitment was unfunded as of December 31, 2023. As such, interest is earned only on the funded portion of this commitment. Principal reflects the commitment outstanding.
(5)This position was on non-accrual status as of December 31, 2023, meaning that we have ceased accruing interest income on the position.
(6)Represents less than 5% ownership of the portfolio company’s voting securities.
(7)Ownership of certain equity investments may occur through a holding company partnership.
(8)Represents a non-income producing security.

Below is certain summarized financial information for SLF as of December 31, 2024 and 2023, and for the years ended December 31, 2024, 2023 and 2022 (in thousands):

	December 31, 2024	December 31, 2023
Assets
Investments, at fair value	$97,951	$139,914
Cash and cash equivalents	1,488	1,884
Restricted cash and cash equivalents	3,673	5,265
Interest receivable	1,047	1,380
Other assets	—	6
Total assets	$104,159	$148,449
Liabilities
Revolving credit facility	$38,214	$82,014
Less: Unamortized debt issuance costs	—	(717)
Total debt, less unamortized debt issuance costs	38,214	81,297
Interest payable	272	590
Accounts payable and accrued expenses	212	320
Total liabilities	38,698	82,207
Members’ capital	65,461	66,242
Total liabilities and members’ capital	$104,159	$148,449

	For the Years Ended December 31,
	2024	2023	2022
Investment income:
Interest income	$13,012	$18,362	$15,400
Total investment income	13,012	18,362	15,400
Expenses:
Interest and other debt financing expenses	5,173	8,847	6,009
Professional fees and other expenses	640	757	814
Total expenses	5,813	9,604	6,823
Net investment income	7,199	8,758	8,577
Net gain (loss):
Net realized gain (loss)	82	(5,119)	(3,089)
Net change in unrealized gain (loss)	(862)	(1,216)	(10,520)
Net gain (loss)	(780)	(6,335)	(13,609)
Net increase (decrease) in members’ capital	$6,419	$2,423	$(5,032)
Related Party Transactions
We have a number of business relationships with affiliated or related parties, including the following:
•We have an Investment Advisory and Management Agreement with MC Advisors, an investment advisor registered with the SEC, to manage our investing activities. We pay MC Advisors a fee for its services under the Investment Advisory and Management Agreement consisting of two components - a base management fee and an incentive fee. See Note 6 to our consolidated financial statements and “Significant Accounting Estimates and Critical Accounting Policies - Capital Gains Incentive Fee” for additional information.
•We have an Administration Agreement with MC Management to provide us with the office facilities and administrative services necessary to conduct our day-to-day operations. See Note 6 to our consolidated financial statements for additional information.

•SLF has an administration agreement with MC Management to provide SLF with certain loan servicing and administrative functions. SLF may reimburse MC Management for its allocable share of overhead and other expenses incurred by MC Management. See Note 3 to our consolidated financial statements and “Liquidity and Capital Resources - MRCC Senior Loan Fund I, LLC” for additional information.
•Theodore L. Koenig, our Chief Executive Officer and Chairman of our Board is also a manager of MC Advisors and the Chief Executive Officer of MC Management. Lewis W. Solimene, Jr., our Chief Financial Officer and Chief Investment Officer, is also a managing director of MC Management.
•We have a license agreement with Monroe Capital LLC, under which Monroe Capital LLC has agreed to grant us a non-exclusive, royalty-free license to use the name “Monroe Capital” for specified purposes in our business.
In addition, we have adopted a formal code of ethics that governs the conduct of MC Advisors’ officers, directors and employees. Our officers and directors also remain subject to the duties imposed by both the 1940 Act and Maryland General Corporation Law.
Contractual Obligations and Off-Balance Sheet Arrangements
Contractual Obligations
The following table shows our significant contractual payment obligations for repayment as of December 31, 2024 (in thousands):

	Total	Less than 1 year	1 – 3 years	3 – 5 years	More than 5 years
Revolving credit facility	$163,900	$—	$163,900	$—	$—
2026 Notes	130,000	—	130,000	—	—
Unfunded Commitments (1)	38,509	38,509	—	—	—
Total contractual obligations	$332,409	$38,509	$293,900	$—	$—
____________________________________________________________
(1)Unfunded commitments represent all amounts unfunded, excluding our investments in SLF, as of December 31, 2024. These amounts may or may not be funded to the borrowing party now or in the future. The unfunded commitments relate to loans or equity investments with various maturity dates, but we are showing this amount in the less than one year category as this entire amount was eligible for funding to the borrowers as of December 31, 2024.
We may become a party to financial instruments with off-balance sheet risk in the normal course of our business to meet the financial needs of our portfolio companies. These instruments may include commitments to extend credit and involve, to varying degrees, elements of liquidity and credit risk in excess of the amount recognized on the consolidated statements of assets and liabilities. As of December 31, 2024 and 2023, we had outstanding commitments to fund investments under undrawn revolvers, delayed draw commitments and subscription agreements, excluding unfunded commitments in SLF, totaling $38.5 million and $37.2 million, respectively. As of both December 31, 2024 and 2023, we had unfunded commitments to SLF of $7.3 million that may be contributed primarily for the purpose of funding new investments approved by the SLF investment committee. Drawdowns of the commitments to SLF require authorization from one of our representatives on SLF’s board of managers. Additionally, we have entered into certain contracts with other parties that contain a variety of indemnifications. Our maximum exposure under these arrangements is unknown. However, we have not experienced claims or losses pursuant to these contracts and believe the risk of loss related to such indemnifications to be remote.
Off-Balance Sheet Arrangements
Other than contractual commitments and other legal contingencies incurred in the normal course of our business, we do not have any off-balance sheet financings or liabilities.

Market Trends
We have identified the following general trends that may affect our business:
Target Market: We believe that small and middle-market companies in the United States with annual revenues between $10.0 million and $2.5 billion represent a significant growth segment of the U.S. economy and often require substantial capital investments to grow. Middle-market companies have generated a significant number of investment opportunities for investment funds managed or advised by Monroe Capital, and we believe that this market segment will continue to produce significant investment opportunities for us.
Specialized Lending Requirements: We believe that several factors render many U.S. financial institutions ill-suited to lend to U.S. middle-market companies. For example, based on the experience of our management team, lending to U.S. middle-market companies (1) is generally more labor intensive than lending to larger companies due to the smaller size of each investment and the fragmented nature of information for such companies, (2) requires due diligence and underwriting practices consistent with the demands and economic limitations of the middle-market and (3) may also require more extensive ongoing monitoring by the lender.
Demand for Debt Capital: We believe there is a large pool of uninvested private equity capital for middle-market companies. We expect private equity firms will seek to leverage their investments by combining equity capital with senior secured loans and mezzanine debt from other sources, such as us.
Competition from Other Lenders: We believe that many traditional bank lenders, in recent years, de-emphasized their service and product offerings to middle-market businesses in favor of lending to large corporate clients and managing capital market transactions. In addition, many commercial banks face significant balance sheet constraints as they seek to build capital and meet future regulatory capital requirements. These factors may result in opportunities for alternative funding sources to middle-market companies and therefore drive increased new investment opportunities for us. Conversely, there has been a significant amount of capital raised over the past several years dedicated to middle market lending which has increased competitive pressure in the BDC and investment company marketplace for senior and subordinated debt, which in turn could result in lower yields and weaker financial covenants for new assets.
Pricing and Deal Structures: We believe that the volatility in global markets over the last several years and current macroeconomic issues including changes in bank regulations for middle-market banks has reduced access to, and availability of, debt capital to middle-market companies, causing a reduction in competition and generally more favorable capital structures and deal terms. Sizable recent capital raises in the private debt marketplace have created significantly increased competition over the last few years, reducing available pricing and creating less favorable capital structures; however, we believe that current market conditions for our target market may continue to create favorable opportunities to invest at attractive risk-adjusted returns.

Market Environment: We believe middle market investments are attractive in uncertain market environments such as the current market environment where the economy has been resilient and interest rates have begun to subside. Directly originated middle market loans have demonstrated the ability to outperform competing markets through varying economic cycles including downturns and prior periods of monetary policy tightening. Through the global financial crisis, the higher interest rate environment in 2005-2006, market bottom in 2008 and the subsequent recovery period, as well as throughout the COVID-19 pandemic, these investments have historically generated considerable yield premium with more favorable capital structures for lenders, resulting in higher returns when compared to the market for U.S. high yield bonds and U.S. traded loans. (1) Middle market direct lending also offers a natural hedge to higher interest rates with floating rate structures that benefit from higher interest rates, while providing broad diversification in an environment where there is a risk of increased default rate activity. We believe that direct lending volumes will continue outpacing syndicated loan transaction volumes due to capital requirements and liquidity constraints faced by banks. Throughout 2024, the middle market saw continued spread compression but also a significant increase in transaction activity. While spreads tightened and M&A activity and middle market loan volumes increased, the market also saw a trend of generally stable loan-to-value and leverage attachment points. (2) In the fourth quarter of 2024, spreads widened for the first time since the first quarter of 2023. While the pricing increase was modest, the reversal potentially indicates a leveling off in spreads. We believe that the strong economic backdrop coupled with lower interest rates and steady inflation sets the stage for a positive 2025. The dynamics should continue to drive deal flow in the middle market. That said, we note that a softening macroeconomic environment and the lingering impact of elevated interest rates could result in increased default rates. If default rates become more prevalent, we would expect to experience decreased net interest income, lower yields and increased risk of credit loss. However, we believe that Monroe Capital’s scale, product suite, diversification, and strong historical recovery rate track record will continue to allow us to find attractive investment opportunities and navigate this uncertain market environment while generating attractive risk-adjusted returns.
________________________________________________________
(1)Private Credit total return performance measured by the Cliffwater Direct Lending Index total return, US high yield measured by the ICE BofA US High Yield Index, Leveraged Loans by Morningstar LSTA US Leveraged Loan Index - September 2024.
(2)LSEG LPC’s 4Q24 Sponsored Middle Market Private Deals Analysis – January 2025.
Recent Developments
On October 22, 2024, Monroe Capital announced that certain affiliates, including but not limited to MC Management, Monroe Capital Investment Holdings, L.P. (the parent of MC Advisors), and Monroe Capital Intermediate Holdings, LLC (any such affiliate, collectively, “Monroe”), entered into an equity purchase agreement, dated as of October 21, 2024, pursuant to which Momentum US Bidco LLC (the “Acquiror”), an affiliate of Wendel SE (collectively, with its affiliates, “Wendel”), will acquire a 75% interest in Monroe, which shall constitute a change of control of MC Advisors (the “Adviser Change in Control”).
The consummation of the Adviser Change in Control would have resulted in an assignment and corresponding termination of the current Investment Advisory and Management Agreement in accordance with the requirements of 1940 Act. As such, MC Advisors, and the Board sought approval from our stockholders of a new investment advisory and management agreement (the “New Investment Advisory and Management Agreement”) and such approval was received from our stockholders on February 21, 2025. Under the New Investment and Advisory Agreement, there are no changes to the terms, including the fee structure and services to be provided, other than the date and term when compared to the current Investment Advisory and Management Agreement discussed in Note 6 to our consolidated financial statements. MC Advisors will continue to serve as the investment adviser to us and is the counterparty to the New Investment Advisory and Management Agreement, as with the current Investment Advisory and Management Agreement.
The Adviser Change in Control is expected to close in the first quarter of 2025, subject to the satisfaction of customary closing conditions, including the receipt of regulatory clearances and approvals and client consents. It is anticipated that all of the officers and investment professionals of MC Advisors will remain at MC Advisors following the closing of the transaction.
On February 27, 2025, we amended our revolving credit facility to provide additional flexibility for us to refinance the 2026 Notes, including, among other things, by modifying the borrowing base treatment of 2026 Notes and allowing for new indebtedness incurred to refinance the 2026 Notes. The size, applicable margin and other significant terms of the credit facility remain unchanged.

Significant Accounting Estimates and Critical Accounting Policies
Revenue Recognition
We record interest and fee income on an accrual basis to the extent that we expect to collect such amounts. For loans and debt securities with contractual PIK interest, we do not accrue PIK interest if the portfolio company valuation indicates that such PIK interest is not collectible. We do not accrue as a receivable interest on loans and debt securities if we have reason to doubt our ability to collect such interest. Loan origination fees, original issue discount and market discount or premium are capitalized and amortized into interest income over the contractual life of the respective investment using the effective interest method. Upon the prepayment of a loan or debt security, any unamortized premium or discount or loan origination fees are recorded as interest income. We record prepayment premiums on loans and debt securities as interest income when we receive such amounts. Interest income is accrued based upon the outstanding principal amount and contractual terms of debt and preferred equity investments. Interest is accrued on a daily basis. We record fees on loans based on the determination of whether the fee is considered a yield enhancement or payment for a service. If the fee is considered a yield enhancement associated with a funding of cash on a loan, the fee is generally deferred and recognized into interest income using the effective interest method if captured in the cost basis or using the straight-line method if the loan is unfunded and therefore there is no cost basis. If the fee is not considered a yield enhancement because a service was provided, and the fee is payment for that service, the fee is deemed earned and recorded as other income in the period the service is completed.
Dividend income on preferred equity securities is recorded as dividend income on an accrual basis to the extent that such amounts are payable by the portfolio company and are expected to be collected. Dividend income on common equity securities is recorded on the record date for private portfolio companies. Each distribution received from LLC and LP investments is evaluated to determine if the distribution should be recorded as dividend income or a return of capital. Generally, we will not record distributions from equity investments in LLCs and LPs as dividend income unless there are sufficient accumulated tax-basis earnings and profits in the LLC or LP prior to the distribution. Distributions that are classified as a return of capital are recorded as a reduction in the cost basis of the investment.
Valuation of Portfolio Investments
For periods prior to September 30, 2022, the Board determined the fair value of our investments in good faith on a quarterly basis. On September 30, 2022, pursuant to SEC Rule 2a-5 under the 1940 Act, the Board designated MC Advisors as our valuation designee (the “Valuation Designee”). The Board is responsible for oversight of the Valuation Designee. The Valuation Designee has established a valuation committee to determine in good faith the fair value of our investments, based on input of the Valuation Designee’s management and personnel and independent valuation firms which are engaged at the direction of the valuation committee to assist in the valuation of certain portfolio investments lacking a readily available market quotation. The valuation committee determines fair values pursuant to a valuation policy approved by the Board and pursuant to a consistently applied valuation process.
Under the valuation policy, the Valuation Designee values investments for which market quotations are readily available and within a recent date at such market quotations. When doing so, the Valuation Designee determines whether the quote obtained is sufficient in accordance with generally accepted accounting principles in the United States of America (“GAAP”) to determine the fair value of the security. Debt and equity securities that are not publicly traded or whose market prices are not readily available or whose market prices are not regularly updated are valued at fair value as determined in good faith by the Valuation Designee. Because we expect that there will not be a readily available market for many of the investments in our portfolio, we expect to value many of our portfolio investments at fair value as determined in good faith by our Valuation Designee using a documented valuation policy and a consistently applied valuation process. Such determination of fair values may involve subjective judgments and estimates. Due to the inherent uncertainty of determining the fair value of investments that do not have a readily available market value, the fair value of our investments may differ significantly from the values that would have been used had a readily available market value existed for such investments, and the differences could be material. If we were required to liquidate a portfolio investment in a forced or liquidation sale, we could realize amounts that are different from the amounts presented and such differences could be material.

With respect to investments for which market quotations are not readily available, the Valuation Designee undertakes a multi-step valuation process each quarter, as described below:
•the quarterly valuation process begins with each portfolio company or investment being initially evaluated and rated by the investment professionals of the Valuation Designee responsible for the credit monitoring of the portfolio investment;
•our Valuation Designee engages an independent valuation firm to conduct independent appraisals of a selection of investments for which market quotations are not readily available. We will consult with an independent valuation firm relative to each portfolio company at least once in every calendar year, but the independent appraisals are generally received quarterly for each investment;
•to the extent an independent valuation firm is not engaged to conduct an investment appraisal on an investment for which market quotations are not readily available, the investment will be valued by the Valuation Designee;
•preliminary valuation conclusions are then documented and discussed with the valuation committee of the Valuation Designee;
•the valuation conclusions are approved by the valuation committee of the Valuation Designee; and
•a report prepared by the Valuation Designee is presented to the Board quarterly to allow the Board to perform its oversight duties of the valuation process and the Valuation Designee.
The Valuation Designee generally uses the income approach to determine fair value for loans where market quotations are not readily available, as long as it is appropriate. If there is deterioration in credit quality or a debt investment is in workout status, the Valuation Designee may consider other factors in determining the fair value, including the value attributable to the debt investment from the enterprise value of the portfolio company or the proceeds that would be received in a liquidation analysis. This liquidation analysis may also include probability weighting of alternative outcomes. The Valuation Designee generally considers our debt to be performing if the borrower is not in default, the borrower is remitting payments in a timely manner, the loan is in covenant compliance and the loan is otherwise not deemed to be impaired. In determining the fair value of the performing debt, the Valuation Designee considers fluctuations in current interest rates, the trends in yields of debt instruments with similar credit ratings, financial condition of the borrower, economic conditions and other relevant factors, both qualitative and quantitative. In the event that a debt instrument is not performing, as defined above, the Valuation Designee will evaluate the value of the collateral utilizing the same framework described above for a performing loan to determine the value of the debt instrument.
Under the income approach, discounted cash flow models are utilized to determine the present value of the future cash flow streams of our debt investments, based on future interest and principal payments as set forth in the associated loan agreements. In determining fair value under the income approach, the Valuation Designee also considers the following factors: applicable market yields and leverage levels, recent transactions, credit quality, prepayment penalties, the nature and realizable value of any collateral, the portfolio company’s ability to make payments, and changes in the interest rate environment and the credit markets that generally may affect the price at which similar investments may be made.
Under the market approach, the enterprise value methodology is typically utilized to determine the fair value of an investment. There is no one methodology to estimate enterprise value and, in fact, for any one portfolio company, enterprise value is generally best expressed as a range of values, from which the Valuation Designee derives a single estimate of enterprise value. In estimating the enterprise value of a portfolio company, the Valuation Designee analyzes various factors consistent with industry practice, including but not limited to original transaction multiples, the portfolio company’s historical and projected financial results, applicable market trading and transaction comparables, applicable market yields and leverage levels, the nature and realizable value of any collateral, the markets in which the portfolio company does business, and comparisons of financial ratios of peer companies that are public. Typically, the enterprise values of private companies are based on multiples of earnings before interest, income taxes, depreciation and amortization (“EBITDA”), cash flows, net income, revenues, or in limited cases, book value.

In addition, for certain investments, the Valuation Designee may base its valuation on indicative bid and ask prices provided by an independent third-party pricing service. Bid prices reflect the highest price that we and others may be willing to pay. Ask prices represent the lowest price that we and others may be willing to accept. The Valuation Designee generally use the midpoint of the bid/ask range as our best estimate of fair value of such investment.
As of December 31, 2024, our Valuation Designee determined, in good faith, the fair value of our investment portfolio in accordance with GAAP and our valuation procedures based on the facts and circumstances known by us at that time, or reasonably expected to be known at that time.
Net Realized Gain or Loss and Net Change in Unrealized Gain or Loss
We measure realized gain or loss by the difference between the net proceeds from the sale and the amortized cost basis of the investment, without regard to unrealized gain or loss previously recognized. Net change in unrealized gain or loss reflects the change in portfolio investment values during the reporting period, including any reversal of previously recorded unrealized gain or loss, when gain or loss is realized. Additionally, we do not isolate the change in fair value resulting from foreign currency exchange rate fluctuations from the changes in the fair values of the underlying investment. All fluctuations in fair value are included in net change in unrealized gain (loss) on investments on our consolidated statements of operations. The impact resulting from changes in foreign exchange rates on revolving credit facility borrowings denominated in foreign currencies is included in net change in unrealized gain (loss) on foreign currency and other transactions.
Capital Gains Incentive Fee
Pursuant to the terms of the Investment Advisory and Management Agreement with MC Advisors, the incentive fee on capital gains earned on liquidated investments of our portfolio is determined and payable in arrears as of the end of each calendar year (or upon termination of the Investment Advisory and Management Agreement). This fee equals 20% of our incentive fee capital gains (i.e., our realized capital gains on a cumulative basis from inception, calculated as of the end of the applicable period, net of all realized capital losses and unrealized capital depreciation on a cumulative basis), less the aggregate amount of any previously paid capital gains incentive fees. On a quarterly basis, we accrue for the capital gains incentive fee by calculating such fee as if it were due and payable as of the end of such period.
While the Investment Advisory and Management Agreement with MC Advisors neither includes nor contemplates the inclusion of unrealized gains in the calculation of the capital gains incentive fee, pursuant to an interpretation of an American Institute for Certified Public Accountants Technical Practice Aid for investment companies, we include unrealized gains in the calculation of the capital gains incentive fee expense and related accrued capital gains incentive fee. This accrual reflects the incentive fees that would be payable to MC Advisors if our entire portfolio was liquidated at its fair value as of the balance sheet date even though MC Advisors is not entitled to an incentive fee with respect to unrealized gains unless and until such gains are actually realized.
During the years ended December 31, 2024, 2023 and 2022, we did not have any further reductions in accrued capital gains incentive fees as they were already at zero, primarily as a result of accumulated realized and unrealized losses on the portfolio.
New Accounting Pronouncements
In November 2023, the FASB issued ASU 2023-07, Segment Reporting (Topic 280) (“ASU 2023-07”), which enhances disclosure requirements about significant segment expenses that are regularly provided to the chief operating decision maker (the “CODM”). ASU 2023-07, among other things, (i) requires a single segment public entity to provide all of the disclosures as required by Topic 280, (ii) requires a public entity to disclose the title and position of the CODM and an explanation of how the CODM uses the reported measure(s) of segment profit or loss in assessing segment performance and deciding how to allocate resources and (iii) provides the ability for a public entity to elect more than one performance measure. ASU 2023-07 is effective for the fiscal years beginning after December 15, 2023, and interim periods within fiscal years beginning after December 15, 2024. Early adoption is permitted and retrospective adoption is required for all prior periods presented. We have adopted ASU 2023-07 effective December 31, 2024 and concluded that the application of this guidance did not have any material impact on our consolidated financial statements. See Note 14 in the attached consolidated financial statements for more information on the effects of the adoption of ASU 2023-07.

In December 2023, the FASB issued ASU 2023-09, Income Taxes (Topic 740) (“ASU 2023-09”), which updates income tax disclosure requirements related to rate reconciliation, income taxes paid and other disclosures. ASU 2023-09 is effective for public business entities for fiscal years beginning after December 15, 2024 and is to be adopted on a prospective basis with the option to apply retrospectively. Early adoption is permitted for annual financial statements that have not yet been issued or made available for issuance. We are currently evaluating the impact of adopting ASU 2023-09 on our consolidated financial statements, however we do not expect a material impact on our consolidated financial statements.
In November 2024, the FASB issued ASU 2024-03, Income Statement-Reporting Comprehensive Income-Expense Disaggregation Disclosures (“ASU 2024-03”), which requires disaggregated disclosure of certain costs and expenses, including purchases of inventory, employee compensation, depreciation, amortization and depletion, within relevant income statement captions. ASU 2024-03 is effective for fiscal years beginning after December 15, 2026, and interim periods beginning with the first quarter ended March 31, 2028. Early adoption and retrospective application is permitted. We are currently assessing the impact of this guidance, however, we do not expect a material impact on our consolidated financial statements.

ITEM 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK
We are subject to financial market risks, including valuation risk, interest rate risk, currency risk and inflation and supply chain risk. The prices of securities held by us may decline in response to certain events, including those directly involving the companies we invest in; conditions affecting the general economy; overall market changes; legislative reform; local, regional, national or global political, social or economic instability, including related to the elevated inflation; and interest rate fluctuations, see Part I, Item 1A. Risk Factors, “Risks Relating to Our Business and Structure.”
Valuation Risk
Our investments may not have readily available market quotations (as such term is defined in Rule 2a-5, under the 1940 Act), and those investments which do not have readily available market quotations are valued at fair value as determined in good faith by our Valuation Designee in accordance with our valuation policy. There is no single standard for determining fair value in good faith. As a result, determining fair value requires that judgment be applied to the specific facts and circumstances of each portfolio investment while employing a consistently applied valuation process for the types of investments we make. Due to the inherent uncertainty of determining the fair value of investments that do not have a readily available market value, the fair value of our investments may fluctuate from period to period. Because of the inherent uncertainty of valuation, these estimated values may differ significantly from the values that would have been used had a ready market for the investments existed, and it is possible that the difference could be material.
In accordance with Rule 2a-5, under the 1940 Act, our Board periodically assesses and manages material risks associated with the determination of the fair value of our investments.
Interest Rate Risk
The majority of the loans in our portfolio have floating interest rates, and we expect that our loans in the future may also have floating interest rates. These loans are usually based on a floating SOFR and typically have interest rate re-set provisions that adjust applicable interest rates under such loans to current market rates on a monthly or quarterly basis. The majority of the loans in our current portfolio have interest rate floors that will effectively convert the loans to fixed rate loans in the event interest rates decrease. In addition, our revolving credit facility has a floating interest rate provision, whereas our 2026 Notes have fixed interest rates until maturity. We expect that other credit facilities into which we may enter in the future may also have floating interest rate provisions.

Assuming that the consolidated statement of assets and liabilities as of December 31, 2024 was to remain constant and that we took no actions to alter our existing interest rate sensitivity, the following table shows the annualized impact of hypothetical base rate changes in interest rates (in thousands):

Change in Interest Rates	Increase (decrease) in interest income	Increase (decrease) in interest expense	Net increase (decrease) in net investment income (1)
Down 300 basis points	$(10,898)	$(4,917)	$(5,981)
Down 200 basis points	(7,314)	(3,278)	(4,036)
Down 100 basis points	(3,657)	(1,639)	(2,018)
Up 100 basis points	3,657	1,639	2,018
Up 200 basis points	7,314	3,278	4,036
Up 300 basis points	10,971	4,917	6,054
________________________________________________________
(1)Excludes the impact of income-based incentive fees. See Note 6 in the attached consolidated financial statements for more information on income-based incentive fees.
Although we believe that this analysis is indicative of our existing sensitivity to interest rate changes, it does not adjust for changes in the credit market, credit quality, the size and composition of the assets in our portfolio and other business developments, including borrowing under the credit facility or other borrowings that could affect net increase in net assets resulting from operations, or net income. Accordingly, we can offer no assurances that actual results would not differ materially from the analysis above.
We may in the future hedge against interest rate fluctuations by using standard hedging instruments such as futures, options and forward contracts to the extent permitted under the 1940 Act and applicable commodities laws. While hedging activities may insulate us against adverse changes in interest rates, they may also limit our ability to participate in the benefits of lower interest rates with respect to the investments in our portfolio with fixed interest rates or interest rate floors.
Currency Risk
We may also have exposure to foreign currencies related to certain investments. Such investments are translated into U.S. dollars based on the spot rate at each balance sheet date, exposing us to movements in the exchange rate. In order to reduce our exposure to fluctuations in exchange rates, we may borrow in foreign currency under our revolving credit facility to finance such investments or we may enter into foreign currency forward contracts. As of December 31, 2024, we held no investments in foreign currencies or foreign currency forward contracts.
Inflation and Supply Chain Risk
U.S. inflation rates have fluctuated in recent periods and remain well above historical levels over the past several decades. Inflationary pressures have increased the costs of labor, energy and raw materials and have adversely affected consumer spending, economic growth and our portfolio companies’ operations. Inflation is likely to continue in the near to medium-term, particularly in the U.S., with the possibility that monetary policy may tighten in response. Persistent inflationary pressures could affect our portfolio companies’ profit margins and impact their ability to pay interest and principal on our loans, particularly if interest rates rise in response to inflation.
ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA
Our consolidated financial statements are annexed to this Annual Report on Form 10-K beginning on page F-1.
ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE
None.

ITEM 9A. CONTROLS AND PROCEDURES
Disclosure Controls and Procedures
In accordance with Rules 13a-15(b) and 15d-15(b) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), we, under the supervision and with the participation of our Chief Executive Officer and Chief Financial Officer, carried out an evaluation of the effectiveness of our disclosure controls and procedures (as defined in Rule 13a-15(e) and Rule 15d-15(e) of the Exchange Act). Based on that evaluation, our management, including the Chief Executive Officer and Chief Financial Officer, concluded that, at the end of the period covered by our Annual Report on Form 10-K, our disclosure controls and procedures were effective and provided reasonable assurance that information required to be disclosed in our periodic SEC filings is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms, and that such information is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosure. Notwithstanding the foregoing, a control system, no matter how well designed and operated, can provide only reasonable, not absolute, assurance that it will detect or uncover failures within the Company to disclose material information otherwise required to be set forth in the Company’s periodic reports.

Management’s Annual Report on Internal Control Over Financial Reporting

The Company’s management is responsible for establishing and maintaining adequate internal control over financial reporting (as defined in Rules 13a-15(f) of the Exchange Act). Under the supervision and with participation of our Chief Executive Officer and Chief Financial Officer, the company conducted an evaluation of the effectiveness of internal control over financial reporting based on the criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on the Company’s evaluation under the framework in Internal Control – Integrated Framework (2013), management concluded that the Company’s internal control over financial reporting was effective as of December 31, 2024.
Changes in Internal Control Over Financial Reporting
No change occurred in our internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) of the Exchange Act) during the quarter ended December 31, 2024 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.
ITEM 9B. OTHER INFORMATION
(a) None.
(b) Rule 10b5-1 Trading Plans
During the fiscal quarter ended December 31, 2024, no director or officer of the Company adopted or terminated any contract, instruction or written plan for the purchase or sale of securities to satisfy the affirmative defense conditions of Rule 10b5-1(c) under the Exchange Act or any “non-Rule 10b5-1 trading arrangement.” The Company has adopted insider trading policies and procedures governing the purchase, sale, and disposition of the Company’s securities by officers and directors of the Company that are reasonably designed to promote compliance with insider trading laws, rules and regulations.
ITEM 9C. DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS
Not applicable.
PART III
We will file a definitive Proxy Statement for our 2025 Annual Meeting of Stockholders with the Securities and Exchange Commission (the “SEC”), pursuant to Regulation 14A, not later than 120 days after the end of our fiscal year. Accordingly, certain information required by Part III has been omitted under General Instruction G(3) to Form 10-K. Only those sections of our definitive Proxy Statement that specifically address the items set forth herein are incorporated by reference.

ITEM 10. DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE
The information required by Item 10 is hereby incorporated by reference from our definitive Proxy Statement relating to our 2025 Annual Meeting of Stockholders, to be filed with the SEC within 120 days following the end of our fiscal year.
ITEM 11. EXECUTIVE COMPENSATION
The information required by Item 11 is hereby incorporated by reference from our definitive Proxy Statement relating to our 2025 Annual Meeting of Stockholders, to be filed with the SEC within 120 days following the end of our fiscal year.
ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS
The information required by Item 12 is hereby incorporated by reference from our definitive Proxy Statement relating to our 2025 Annual Meeting of Stockholders, to be filed with the SEC within 120 days following the end of our fiscal year.
ITEM 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE
The information required by Item 13 is hereby incorporated by reference from our definitive Proxy Statement relating to our 2025 Annual Meeting of Stockholders, to be filed with the SEC within 120 days following the end of our fiscal year.
ITEM 14. PRINCIPAL ACCOUNTANT FEES AND SERVICES
The information required by Item 14 is hereby incorporated by reference from our definitive Proxy Statement relating to our 2025 Annual Meeting of Stockholders, to be filed with the SEC within 120 days following the end of our fiscal year.

PART IV
ITEM 15. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES
The following exhibits are included, or incorporated by reference, in this Annual Report on Form 10-K for the year ended December 31, 2024 (and are numbered in accordance with Item 601 of Regulation S-K).
(a)(1) and (2) Consolidated Financial Statements and Schedules
See the Index to Consolidated Financial Statements at page F-1 of this report.

Report of Independent Registered Public Accounting Firm

To the Stockholders and the Board of Directors
Monroe Capital Corporation:
Opinion on the Consolidated Financial Statements
We have audited the accompanying consolidated statement of assets and liabilities of Monroe Capital Corporation and its subsidiaries (collectively the Company), including the consolidated schedule of investments, as of December 31, 2024, the related consolidated statements of operations, changes in net assets, and cash flows for the year-ended December 31, 2024, and the related notes to the consolidated financial statements (collectively, the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2024, and the results of its operations and its cash flows for the year then ended December 31, 2024, in conformity with U.S. generally accepted accounting principles.
The consolidated financial statements of the Company as of the years ended December 31, 2023 and 2022, were audited by other auditors whose report dated March 11, 2024, expressed an unqualified opinion on those statements.
Basis for Opinion
These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.
Our audit included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Such procedures also included confirmation of investments owned as of December 31, 2024 by correspondence with the custodians, portfolio companies, or by other appropriate auditing procedures. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audit provides a reasonable basis for our opinion.
Critical Audit Matter
The critical audit matter communicated below is a matter arising from the current period audit of the consolidated financial statements that was communicated or required to be communicated to the audit committee and that: (1) relates to accounts or disclosures that are material to the consolidated financial statements and (2) involved especially challenging, subjective, or complex judgments. The communication of a critical audit matter does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing separate opinions on the critical audit matter or on the accounts or disclosures to which it relates.

Assessment of the fair value of certain portfolio company investments
As discussed in Notes 2 and 4 to the consolidated financial statements, the Company determines fair value for investments that are not publicly traded or for which there is no readily determinable market value by using unobservable inputs and assumptions. The majority of the Company’s investments are debt or equity investments in a portfolio company valued using unobservable inputs, which the Company measures using either the income approach or market approach. As of December 31, 2024, the fair value of such investments (portfolio company investments) was $424,257 thousand.
We identified the assessment of the fair value of certain portfolio company investments as a critical audit matter. Complex auditor judgment was required to evaluate certain assumptions used to measure the fair value of these portfolio company investments. In particular, complex auditor judgment was required to assess the discount rates, including market yields, for portfolio company investments valued utilizing the income approach valuation technique and the revenue and EBITDA multiples (market multiples) for investments valued utilizing the market approach valuation technique because these assumptions were derived from unobservable inputs. In addition, evaluation of these assumptions required the involvement of valuation professionals with specialized skills and knowledge.
The following are the primary procedures we performed to address this critical audit matter. We evaluated the design of certain internal controls over the process to estimate the fair value of the portfolio company investments, including controls related to the development of the discount rates and market multiples used in the income approach and market approach valuation techniques, respectively. For a selection of portfolio company investments, we compared relevant data elements used by the Company to derive the discount rates and market multiples to underlying documentation. We involved valuation professionals with specialized skills and knowledge, who assisted in evaluating a selection of portfolio company investments by:
•evaluating the discount rates used by the Company in the income approach by comparing the Company’s market yields input to the discount rates to independently developed market yields using publicly available market information of comparable companies and assessing the resulting discount rates
•evaluating the market multiples used by the Company in the market approach by comparing them to market multiples independently developed using publicly available market information from third-party sources for comparable companies
•developing an estimate of the fair value of the selected portfolio company investments using independently developed assumptions, including the discount rate and market multiples, and compared the result to the Company’s fair value estimate.
/s/ KPMG LLP
We have served as the Company’s auditor since 2018.
Chicago, Illinois
February 28, 2025

Report of Independent Registered Public Accounting Firm
Stockholders and the Board of Directors
Monroe Capital Corporation and Subsidiaries
Opinion on the Financial Statements
We have audited the accompanying consolidated statements of assets and liabilities of Monroe Capital Corporation and its Subsidiaries (collectively, the Company), including the consolidated schedule of investments, as of December 31, 2023, the related consolidated statements of operations, changes in net assets, and cash flows for each of the two years in the period ended December 31, 2023, and the related notes to the consolidated financial statements (collectively, the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2023, and the results of its operations, changes in net assets and cash flows for each of the two years in the period ended December 31, 2023, in conformity with accounting principles generally accepted in the United States of America.
Basis for Opinion
These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.
Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our procedures included confirmation of investments owned as of December 31, 2023, by correspondence with the custodians and issuers of equity securities and other appropriate procedures where replies from issuers of equity securities were not received. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ RSM US LLP
We have served as the Company’s auditor from 2011 to 2023.
Chicago, Illinois
March 11, 2024

MONROE CAPITAL CORPORATION
CONSOLIDATED STATEMENTS OF ASSETS AND LIABILITIES
(in thousands, except per share data)

	December 31, 2024	December 31, 2023
Assets
Investments, at fair value:
Non-controlled/non-affiliate company investments	$343,835	$371,723
Non-controlled affiliate company investments	80,483	83,541
Controlled affiliate company investments	32,730	33,122
Total investments, at fair value (amortized cost of: $495,797 and $510,876, respectively)	457,048	488,386
Cash and cash equivalents	9,044	4,958
Interest and dividend receivable	23,511	19,349
Other assets	1,068	493
Total assets	490,671	513,186
Liabilities
Debt	$293,900	$304,100
Less: Unamortized debt issuance costs	(1,925)	(3,235)
Total debt, less unamortized debt issuance costs	291,975	300,865
Interest payable	2,903	3,078
Base management fees payable	1,965	2,100
Incentive fees payable	—	1,319
Accounts payable and accrued expenses	2,066	2,100
Total liabilities	298,909	309,462
Commitments and contingencies (See Note 12)
Net Assets
Common stock, $0.001 par value, 100,000 shares authorized, 21,666 and 21,666 shares issued and outstanding, respectively	$22	$22
Capital in excess of par value	297,712	298,127
Accumulated undistributed (overdistributed) earnings	(105,972)	(94,425)
Total net assets	$191,762	$203,724
Total liabilities and total net assets	$490,671	$513,186
Net asset value per share	$8.85	$9.40
See Notes to Consolidated Financial Statements.

MONROE CAPITAL CORPORATION
CONSOLIDATED STATEMENTS OF OPERATIONS
(in thousands, except per share data)

	For the Years Ended December 31,
	2024	2023	2022
Investment income:
Non-controlled/non-affiliate company investments:
Interest income	$40,787	$46,241	$35,751
Payment-in-kind interest income	3,877	3,070	3,009
Dividend income	472	305	372
Other income	1,306	(679)	2,380
Total investment income from non-controlled/non-affiliate company investments	46,442	48,937	41,512
Non-controlled affiliate company investments:
Interest income	4,963	5,140	7,585
Payment-in-kind interest income	5,284	6,337	3,680
Dividend income	220	283	189
Other income	18	—	—
Total investment income from non-controlled affiliate company investments	10,485	11,760	11,454
Controlled affiliate company investments:
Dividend income	3,600	3,600	3,600
Total investment income from controlled affiliate company investments	3,600	3,600	3,600
Total investment income	60,527	64,297	56,566
Operating expenses:
Interest and other debt financing expenses	21,917	22,847	17,080
Base management fees	8,056	8,603	9,055
Incentive fees	2,449	5,812	4,127
Professional fees	902	719	894
Administrative service fees	1,011	940	1,163
General and administrative expenses	964	1,174	1,082
Directors’ fees	244	147	148
Operating expenses before fee waivers	35,543	40,242	33,549
Base management fee waivers	—	—	(55)
Incentive fee waivers	—	—	(525)
Total operating expenses, net of fee waivers	35,543	40,242	32,969
Net investment income before income taxes	24,984	24,055	23,597
Income taxes, including excise taxes	452	806	1,405
Net investment income	24,532	23,249	22,192
Net gain (loss):
Net realized gain (loss):
Non-controlled/non-affiliate company investments	1,431	(38,769)	(1,129)
Non-controlled/affiliate company investments	—	—	(1)
Extinguishment of debt	—	—	(1,039)
Foreign currency forward contracts	—	1,756	119
Foreign currency and other transactions	—	(135)	(36)
Net realized gain (loss)	1,431	(37,148)	(2,086)
Net change in unrealized gain (loss):
Non-controlled/non-affiliate company investments	(8,211)	22,154	(12,287)
Non-controlled affiliate company investments	(7,656)	(3,990)	(5,379)
Controlled affiliate company investments	(392)	(2,387)	(6,116)
Foreign currency forward contracts	—	(1,507)	726
Foreign currency and other transactions	—	—	164
Net change in unrealized gain (loss)	(16,259)	14,270	(22,892)
Net gain (loss)	(14,828)	(22,878)	(24,978)
Net increase (decrease) in net assets resulting from operations	$9,704	$371	$(2,786)
Per common share data:
Net investment income per share - basic and diluted	$1.13	$1.07	$1.02
Net increase (decrease) in net assets resulting from operations per share - basic and diluted	$0.45	$0.02	$(0.13)
Weighted average common shares outstanding - basic and diluted	21,666	21,666	21,666
See Notes to Consolidated Financial Statements.

MONROE CAPITAL CORPORATION
CONSOLIDATED STATEMENTS OF CHANGES IN NET ASSETS
(in thousands)

	Common Stock		Capital in excess of par value	Accumulated undistributed (overdistributed) earnings	Total net assets
	Number of shares	Par value
Balances at December 31, 2021	21,666	$22	$298,687	$(49,238)	$249,471
Net investment income	—	—	—	22,192	22,192
Net realized gain (loss)	—	—	—	(2,086)	(2,086)
Net change in unrealized gain (loss)	—	—	—	(22,892)	(22,892)
Distributions declared to stockholders	—	—	—	(21,666)	(21,666)
Tax reclassification of stockholders’ equity in accordance with generally accepted accounting principles	—	—	13	(13)	—
Balances at December 31, 2022	21,666	$22	$298,700	$(73,703)	$225,019

Net investment income	—	—	—	23,249	23,249
Net realized gain (loss)	—	—	—	(37,148)	(37,148)
Net change in unrealized gain (loss)	—	—	—	14,270	14,270
Distributions declared to stockholders	—	—	—	(21,666)	(21,666)
Tax reclassification of stockholders’ equity in accordance with generally accepted accounting principles	—	—	(573)	573	—
Balances at December 31, 2023	21,666	$22	$298,127	$(94,425)	$203,724

Net investment income	—	—	—	24,532	24,532
Net realized gain (loss)	—	—	—	1,431	1,431
Net change in unrealized gain (loss)	—	—	—	(16,259)	(16,259)
Distributions declared to stockholders	—	—	—	(21,666)	(21,666)
Tax reclassification of stockholders’ equity in accordance with generally accepted accounting principles	—	—	(415)	415	—
Balances at December 31, 2024	21,666	$22	$297,712	$(105,972)	$191,762
See Notes to Consolidated Financial Statements.

MONROE CAPITAL CORPORATION
CONSOLIDATED STATEMENTS OF CASH FLOWS
(in thousands)

	For the Years Ended December 31,
	2024	2023	2022
Cash flows from operating activities:
Net increase (decrease) in net assets resulting from operations	$9,704	$371	$(2,786)
Adjustments to reconcile net increase (decrease) in net assets resulting from operations to net cash provided by (used in) operating activities:
Net realized (gain) loss on investments	(1,431)	38,769	1,130
Net realized (gain) loss on extinguishment of debt	—	—	1,039
Net realized (gain) loss on foreign currency forward contracts	—	(1,756)	(119)
Net realized (gain) loss on foreign currency and other transactions	—	135	36
Net change in unrealized (gain) loss on investments	16,259	(15,777)	23,782
Net change in unrealized (gain) loss on foreign currency forward contracts	—	1,507	(726)
Net change in unrealized (gain) loss on foreign currency and other transactions	—	—	(164)
Payment-in-kind interest capitalized	(9,538)	(9,407)	(6,689)
Net accretion of discounts and amortization of premiums	(936)	(1,049)	(1,084)
Purchases of investments	(87,636)	(62,900)	(134,282)
Proceeds from principal payments, sales of investments and settlement of forward contracts	115,040	104,674	137,915
Amortization of debt issuance costs	1,317	1,308	2,126
Changes in operating assets and liabilities:
Interest and dividend receivable	(4,582)	(2,892)	(6,981)
Other assets	(575)	13	(114)
Interest payable	(175)	37	(263)
Base management fees payable	(135)	(121)	(233)
Incentive fees payable	(1,319)	(61)	945
Accounts payable and accrued expenses	(34)	(1,120)	577
Net cash provided by (used in) operating activities	35,959	51,731	14,109
Cash flows from financing activities:
Borrowings on debt	100,900	94,500	185,300
Repayments of debt	(111,100)	(125,000)	(131,599)
Repayment of SBA debentures	—	—	(56,900)
Debt issuance costs capitalized	(7)	(57)	(1,857)
Stockholder distributions paid	(21,666)	(21,666)	(21,666)
Net cash provided by (used in) financing activities	(31,873)	(52,223)	(26,722)
Net increase (decrease) in cash and cash equivalents	4,086	(492)	(12,613)
Effect of foreign currency exchange rates	—	—	(18)
Cash and cash equivalents, beginning of year	4,958	5,450	18,081
Cash and cash equivalents, end of year	$9,044	$4,958	$5,450
Supplemental disclosure of cash flow information:
Cash interest paid during the period	$20,630	$21,357	$15,072
Cash paid for income taxes, including excise taxes during the year	$382	$390	$1,587
Supplemental disclosure of non-cash activities:
Non-cash purchases of investments	$420	$—	$—
See Notes to Consolidated Financial Statements.

MONROE CAPITAL CORPORATION
CONSOLIDATED SCHEDULE OF INVESTMENTS
December 31, 2024
(in thousands, except for shares and units)

Portfolio Company (1)	Footnotes	Index (2)	Spread (2)	Interest Rate	Acquisition Date (3)	Maturity	Principal	Amortized Cost	Fair Value (4)	% of Net Assets (5)
Non-Controlled/Non-Affiliate Company Investments
Senior Secured Loans
Automotive
BTR Opco LLC (fka Born to Run, LLC) (Delayed Draw)	(14)(15)(16)	SF	8.76%	13.08% PIK	6/21/2024	12/31/2027	569	$407	$440	0.2%
Hastings Manufacturing Company		SF	7.60%	11.94%	4/24/2018	12/30/2025	1,820	1,820	1,820	0.9%
Hastings Manufacturing Company		SF	7.60%	11.94%	3/29/2023	12/30/2025	657	657	657	0.3%
Hastings Manufacturing Company		SF	7.60%	11.94%	12/18/2023	12/30/2025	2,019	2,019	2,019	1.1%
Hastings Manufacturing Company (Revolver)	(14)	SF	7.60%	11.94%	3/29/2023	12/30/2025	691	—	—	0.0%
Lifted Trucks Holdings, LLC		SF	5.90%	10.49%	8/2/2021	8/2/2027	6,790	6,722	6,749	3.5%
Lifted Trucks Holdings, LLC (Revolver)	(14)	SF	5.75%	10.09%	8/2/2021	8/2/2027	1,667	222	221	0.1%
Panda Acquisition, LLC		SF	9.35%	6.55 Cash/ 7.13 PIK	12/20/2022	10/18/2028	4,514	3,934	3,781	2.0%
							18,727	15,781	15,687	8.1%
Banking
MV Receivables II, LLC	(10)(16)	SF	9.75%	14.30%	7/29/2021	7/29/2026	8,100	7,737	4,834	2.5%
StarCompliance MidCo, LLC		SF	6.10%	10.42%	1/12/2021	1/12/2027	2,000	1,984	2,008	1.0%
StarCompliance MidCo, LLC		SF	6.10%	10.43%	10/12/2021	1/12/2027	336	332	337	0.2%
StarCompliance MidCo, LLC		SF	6.10%	10.42%	5/31/2023	1/12/2027	256	252	257	0.1%
StarCompliance MidCo, LLC		SF	6.10%	10.43%	11/22/2024	1/12/2027	201	198	202	0.1%
StarCompliance MidCo, LLC (Revolver)	(14)	SF	6.10%	10.42%	1/12/2021	1/12/2027	323	223	223	0.1%
							11,216	10,726	7,861	4.0%
Beverage, Food & Tobacco
LVF Holdings, Inc.		SF	5.65%	9.98%	6/10/2021	6/10/2027	1,451	1,437	1,458	0.7%
LVF Holdings, Inc.		SF	5.65%	9.98%	6/10/2021	6/10/2027	1,389	1,389	1,396	0.7%
LVF Holdings, Inc. (Revolver)	(14)	SF	5.65%	9.98%	6/10/2021	6/10/2027	238	97	97	0.1%
							3,078	2,923	2,951	1.5%
Capital Equipment
CGI Automated Manufacturing, LLC		SF	7.26%	11.59%	9/9/2022	12/17/2026	3,795	3,735	3,771	2.0%
CGI Automated Manufacturing, LLC		SF	7.26%	11.59%	9/30/2022	12/17/2026	1,089	1,074	1,082	0.6%
							4,884	4,809	4,853	2.6%
Chemicals, Plastics & Rubber
Valudor Products LLC		SF	7.61%	10.46% Cash/ 1.50% PIK	6/18/2018	12/31/2026	2,081	2,071	2,252	1.2%
Valudor Products LLC	(17)	SF	7.50%	11.96% PIK	6/18/2018	12/31/2026	336	336	314	0.1%
Valudor Products LLC		SF	7.61%	11.96%	12/22/2021	12/31/2026	884	876	2,298	1.2%
Valudor Products LLC (Revolver)	(14)	SF	7.61%	11.96%	6/18/2018	12/31/2026	548	—	—	0.0%
							3,849	3,283	4,864	2.5%
Construction & Building
MEI Buyer LLC		SF	5.00%	9.36%	6/30/2023	6/29/2029	1,975	1,926	2,014	1.1%
MEI Buyer LLC		SF	5.00%	9.36%	1/9/2024	6/30/2029	1,109	1,099	1,131	0.6%
MEI Buyer LLC		SF	5.00%	9.48%	6/30/2023	6/29/2029	317	317	323	0.2%
MEI Buyer LLC (Revolver)	(14)	SF	5.00%	9.40%	6/30/2023	6/29/2029	410	37	37	0.0%
TCFIII OWL Buyer LLC		SF	5.61%	9.96%	4/19/2021	4/17/2026	1,978	1,967	1,978	1.0%
TCFIII OWL Buyer LLC		SF	5.61%	9.96%	4/19/2021	4/17/2026	2,416	2,416	2,416	1.3%
TCFIII OWL Buyer LLC		SF	5.61%	9.96%	12/17/2021	4/17/2026	2,168	2,154	2,168	1.1%
							10,373	9,916	10,067	5.3%

MONROE CAPITAL CORPORATION
CONSOLIDATED SCHEDULE OF INVESTMENTS - (continued)
December 31, 2024
(in thousands, except for shares and units)

Portfolio Company (1)	Footnotes	Index (2)	Spread (2)	Interest Rate	Acquisition Date (3)	Maturity	Principal	Amortized Cost	Fair Value (4)	% of Net Assets (5)
Consumer Goods: Durable
Independence Buyer, Inc.		SF	5.90%	10.47%	8/3/2021	8/3/2026	5,345	$5,305	$5,171	2.7%
Independence Buyer, Inc. (Revolver)	(14)	SF	5.85%	10.40%	8/3/2021	8/3/2026	1,423	285	275	0.1%
Recycled Plastics Industries, LLC		SF	7.35%	11.40% Cash/ 0.50% PIK	8/4/2021	8/4/2026	2,796	2,773	2,792	1.5%
Recycled Plastics Industries, LLC (Revolver)	(14)	SF	7.35%	11.40% Cash/ 0.50% PIK	8/4/2021	8/4/2026	284	—	—	0.0%
							9,848	8,363	8,238	4.3%
Consumer Goods: Non-Durable
The Kyjen Company, LLC		SF	7.50%	11.15% Cash/ 0.75% PIK	5/14/2021	4/3/2026	987	983	968	0.5%
The Kyjen Company, LLC		SF	7.25%	10.88% Cash/ 0.75% PIK	9/13/2022	4/3/2026	1	1	1	0.0%
The Kyjen Company, LLC (Revolver)		SF	7.50%	11.15% Cash/ 0.75% PIK	5/14/2021	4/3/2026	89	89	89	0.0%
Thrasio, LLC	(16)	SF	10.26%	14.89% PIK	7/18/2024	6/18/2029	287	287	273	0.1%
							1,364	1,360	1,331	0.6%
FIRE: Finance
Avalara, Inc.		SF	6.25%	10.58%	10/19/2022	10/19/2028	4,000	3,928	4,030	2.1%
Avalara, Inc. (Revolver)	(14)	SF	6.25%	10.58%	10/19/2022	10/19/2028	400	—	—	0.0%
GC Champion Acquisition LLC		SF	5.25%	9.87%	8/19/2022	8/18/2028	2,503	2,469	2,503	1.3%
GC Champion Acquisition LLC		SF	5.25%	9.87%	8/19/2022	8/18/2028	695	695	695	0.4%
GC Champion Acquisition LLC		SF	5.25%	9.87%	8/1/2023	8/18/2028	2,086	2,037	2,086	1.1%
GC Champion Acquisition LLC (Delayed Draw)	(14)(15)	SF	5.25%	9.87%	12/31/2024	8/18/2028	2,086	1,417	1,417	0.7%
J2 BWA Funding LLC (Revolver)	(10)(14)	n/a	n/a	10.00%	12/24/2020	12/24/2026	2,750	1,689	1,685	0.9%
Liftforward SPV II, LLC	(10)	SF	10.86%	15.21% PIK	11/10/2016	6/30/2025	301	301	262	0.1%
							14,821	12,536	12,678	6.6%

MONROE CAPITAL CORPORATION
CONSOLIDATED SCHEDULE OF INVESTMENTS - (continued)
December 31, 2024
(in thousands, except for shares and units)

Portfolio Company (1)	Footnotes	Index (2)	Spread (2)	Interest Rate	Acquisition Date (3)	Maturity	Principal	Amortized Cost	Fair Value (4)	% of Net Assets (5)
Healthcare & Pharmaceuticals
Bluesight, Inc.		SF	6.25%	10.57%	7/17/2023	7/17/2029	2,000	$1,950	$2,006	1.0%
Bluesight, Inc.		SF	6.25%	10.57%	10/15/2024	7/17/2029	261	257	262	0.1%
Bluesight, Inc.		SF	6.25%	10.58%	12/31/2024	7/17/2029	1,739	1,713	1,744	0.9%
Bluesight, Inc. (Revolver)	(14)	SF	6.25%	10.58%	7/17/2023	7/17/2029	348	—	—	0.0%
Brickell Bay Acquisition Corp.		SF	6.65%	11.24%	2/12/2021	2/12/2026	1,653	1,635	1,653	0.9%
Brickell Bay Acquisition Corp.		SF	6.65%	11.24%	5/16/2024	2/12/2026	854	843	863	0.5%
Dorado Acquisition, Inc.		SF	7.60%	11.65% Cash/ 0.50% PIK	6/30/2021	6/30/2026	4,845	4,808	4,717	2.5%
Dorado Acquisition, Inc.		SF	7.65%	11.74% Cash/ 0.50% PIK	11/27/2022	6/30/2026	4,013	3,964	3,907	2.0%
Dorado Acquisition, Inc. (Revolver)	(14)	SF	7.60%	11.65% Cash/ 0.50% PIK	6/30/2021	6/30/2026	596	—	—	0.0%
Forest Buyer, LLC		SF	5.00%	9.33%	3/15/2024	3/15/2030	3,980	3,890	4,020	2.1%
Forest Buyer, LLC		SF	4.00%	8.33%	8/19/2024	3/15/2030	5,860	5,816	5,919	3.1%
Forest Buyer, LLC (Revolver)	(14)	SF	4.00%	8.33%	3/15/2024	3/15/2030	750	—	—	0.0%
INH Buyer, Inc.	(16)	SF	7.00%	4.43% Cash/ 7.00% PIK	6/30/2021	6/28/2028	3,026	3,007	1,514	0.8%
KL Moon Acquisition, LLC (fka Spectrum Science Communications, LLC)		SF	7.75%	9.57% Cash/ 2.75% PIK	2/1/2023	2/1/2029	4,995	4,886	4,751	2.5%
KL Moon Acquisition, LLC (fka Spectrum Science Communications, LLC)		SF	7.75%	9.57% Cash/ 2.75% PIK	2/6/2024	2/1/2029	2,142	2,087	2,037	1.1%
KL Moon Acquisition, LLC (fka Spectrum Science Communications, LLC)		SF	7.75%	9.57% Cash/ 2.75% PIK	2/1/2023	2/1/2029	996	996	947	0.5%
KL Moon Acquisition, LLC (fka Spectrum Science Communications, LLC) (Revolver)	(14)	SF	7.75%	9.57% Cash/ 2.75% PIK	2/1/2023	2/1/2029	823	471	447	0.2%
NationsBenefits, LLC		SF	5.60%	10.15%	8/20/2021	8/26/2027	3,880	3,849	3,880	2.0%
NationsBenefits, LLC		SF	5.60%	10.15%	8/26/2022	8/26/2027	4,625	4,625	4,625	2.4%
NationsBenefits, LLC		SF	5.60%	10.15%	8/26/2022	8/26/2027	5,014	5,014	5,014	2.6%
NationsBenefits, LLC		SF	5.60%	10.19%	11/27/2024	8/26/2027	2,018	1,979	2,018	1.1%
NationsBenefits, LLC (Delayed Draw)	(14)(15)	SF	5.60%	10.15%	11/27/2024	8/26/2027	649	—	—	0.0%
NationsBenefits, LLC (Revolver)	(14)	SF	5.60%	10.15%	8/20/2021	8/26/2027	2,222	—	—	0.0%
NQ PE Project Colosseum Midco Inc.		SF	7.15%	11.47%	10/4/2022	10/4/2028	3,430	3,381	3,076	1.6%
NQ PE Project Colosseum Midco Inc. (Revolver)	(14)	SF	7.15%	11.47%	10/4/2022	10/4/2028	438	—	—	0.0%
Seran BioScience, LLC		SF	7.25%	11.84%	12/31/2020	7/8/2027	2,406	2,395	2,403	1.3%
Seran BioScience, LLC		SF	7.25%	11.67%	7/8/2022	7/8/2027	2,730	2,730	2,727	1.4%
Seran BioScience, LLC		SF	7.25%	11.67%	8/21/2023	7/8/2027	1,436	1,436	1,435	0.7%
Seran BioScience, LLC (Revolver)	(14)	SF	7.25%	11.84%	12/31/2020	7/8/2027	444	—	—	0.0%
TigerConnect, Inc.		SF	6.90%	11.47%	2/16/2022	2/16/2028	3,000	2,964	2,977	1.6%
TigerConnect, Inc.		SF	7.00%	8.02 Cash/ 3.38 PIK	11/19/2024	2/16/2028	171	169	170	0.1%
TigerConnect, Inc. (Delayed Draw)	(14)(15)	SF	7.00%	8.02 Cash/ 3.38 PIK	11/19/2024	2/16/2028	7	—	—	0.0%
TigerConnect, Inc. (Delayed Draw)	(14)(15)	SF	6.90%	11.46%	2/16/2022	2/16/2028	376	245	243	0.1%
TigerConnect, Inc. (Revolver)	(14)	SF	6.90%	11.46%	2/16/2022	2/16/2028	429	—	—	0.0%
Vero Biotech Inc.		P	3.75%	12.25%	12/29/2023	1/2/2029	2,500	2,479	2,456	1.3%
Whistler Parent Holdings III, Inc. (Delayed Draw)	(14)(15)	SF	6.85%	5.44% Cash/ 5.75% PIK	5/28/2024	6/2/2028	847	424	424	0.2%
Whistler Parent Holdings III, Inc. (Revolver)	(14)	SF	6.85%	5.44% Cash/ 5.75% PIK	10/25/2024	6/2/2028	424	330	330	0.2%
							75,927	68,343	66,565	34.8%

MONROE CAPITAL CORPORATION
CONSOLIDATED SCHEDULE OF INVESTMENTS - (continued)
December 31, 2024
(in thousands, except for shares and units)

Portfolio Company (1)	Footnotes	Index (2)	Spread (2)	Interest Rate	Acquisition Date (3)	Maturity	Principal	Amortized Cost	Fair Value (4)	% of Net Assets (5)
High Tech Industries
Arcserve Cayman Opco LP (fka Arcstor Midco, LLC) (Delayed Draw)	(14)(15)(16)	SF	8.11%	12.67% PIK	1/2/2024	1/2/2027	551	$147	$331	0.2%
Douglas Holdings, Inc.		SF	5.75%	10.07%	8/27/2024	8/27/2030	2,500	2,464	2,500	1.3%
Douglas Holdings, Inc. (Delayed Draw)	(14)(15)	SF	6.13%	10.07 Cash/ 0.38 PIK	12/30/2024	8/27/2026	309	48	48	0.0%
Douglas Holdings, Inc. (Delayed Draw)	(14)(15)	SF	5.75%	10.07%	8/27/2024	8/27/2030	543	—	—	0.0%
Douglas Holdings, Inc. (Delayed Draw)	(14)(15)	SF	5.75%	10.07%	8/27/2024	8/27/2030	598	—	—	0.0%
Douglas Holdings, Inc. (Revolver)	(14)	SF	5.75%	10.07%	8/27/2024	8/27/2030	217	—	—	0.0%
Drawbridge Partners, LLC		SF	6.25%	10.59%	9/1/2022	9/1/2028	3,000	2,958	3,000	1.6%
Drawbridge Partners, LLC (Delayed Draw)	(14)(15)	SF	6.25%	10.59%	9/1/2022	9/1/2028	874	795	795	0.4%
Drawbridge Partners, LLC (Revolver)	(14)	SF	6.25%	10.59%	9/1/2022	9/1/2028	522	—	—	0.0%
Medallia, Inc.		SF	6.60%	6.93% Cash/ 4.00% PIK	8/15/2022	10/27/2028	2,229	2,204	2,203	1.1%
Mindbody, Inc.		SF	7.15%	11.74%	2/15/2019	9/30/2025	6,536	6,534	6,536	3.4%
Mindbody, Inc.		SF	7.15%	11.74%	9/22/2021	9/30/2025	207	207	207	0.1%
Mindbody, Inc. (Revolver)	(14)	SF	7.15%	11.74%	2/15/2019	9/30/2025	667	—	—	0.0%
Planful, Inc.		SF	6.76%	11.35%	12/28/2018	12/28/2026	9,500	9,500	9,500	5.0%
Planful, Inc.		SF	6.76%	11.35%	9/12/2022	12/28/2026	530	529	530	0.3%
Planful, Inc.		SF	6.76%	11.35%	1/11/2021	12/28/2026	1,326	1,326	1,326	0.7%
Planful, Inc.		SF	6.76%	11.35%	2/11/2022	12/28/2026	884	884	884	0.5%
Planful, Inc.		SF	6.76%	11.35%	4/5/2023	12/28/2026	707	694	707	0.4%
Planful, Inc. (Revolver)	(14)	SF	6.50%	11.09%	12/28/2018	12/28/2026	1,105	561	561	0.3%
Sparq Holdings, Inc.		SF	5.75%	10.03%	6/16/2023	6/15/2029	985	961	991	0.5%
Sparq Holdings, Inc.		SF	5.75%	10.08%	6/27/2024	6/25/2029	216	214	217	0.1%
Sparq Holdings, Inc. (Delayed Draw)	(14)(15)	SF	5.75%	10.03%	6/27/2024	6/25/2029	289	—	—	0.0%
Sparq Holdings, Inc.		SF	5.75%	10.08%	6/16/2023	6/15/2029	221	221	222	0.1%
Sparq Holdings, Inc. (Revolver)	(14)	SF	5.75%	10.08%	6/16/2023	6/15/2029	205	20	20	0.0%
							34,721	30,267	30,578	16.0%
Media: Advertising, Printing & Publishing
Destination Media, Inc.		SF	6.75%	11.03%	6/21/2023	6/21/2028	985	957	1,005	0.5%
Destination Media, Inc.		SF	6.65%	10.97%	6/21/2023	6/21/2028	227	227	232	0.1%
Destination Media, Inc. (Revolver)	(14)	SF	6.65%	10.97%	6/21/2023	6/21/2028	103	21	21	0.0%
Relevate Health Group, LLC		SF	6.35%	10.90%	9/9/2024	12/31/2026	294	290	291	0.2%
Relevate Health Group, LLC		SF	6.35%	10.90%	11/20/2020	12/31/2026	1,444	1,438	1,428	0.7%
Relevate Health Group, LLC		SF	6.35%	10.90%	11/20/2020	12/31/2026	646	646	639	0.3%
Relevate Health Group, LLC (Revolver)	(14)	SF	6.35%	10.90%	11/20/2020	12/31/2026	316	168	168	0.1%
Spherix Global Inc.		SF	6.36%	10.92%	12/22/2021	12/22/2026	775	768	674	0.4%
Spherix Global Inc. (Revolver)	(14)	SF	6.36%	10.92%	12/22/2021	12/22/2026	122	—	—	0.0%
XanEdu Publishing, Inc.		SF	5.50%	9.84%	1/28/2020	1/28/2027	4,246	4,245	4,253	2.2%
XanEdu Publishing, Inc.		SF	5.50%	9.84%	8/31/2022	1/28/2027	1,688	1,686	1,690	0.9%
XanEdu Publishing, Inc. (Revolver)	(14)	SF	5.50%	9.84%	1/28/2020	1/28/2027	742	—	—	0.0%
							11,588	10,446	10,401	5.4%
Media: Broadcasting & Subscription
Vice Acquisition Holdco, LLC	(16)	SF	8.26%	12.79% PIK	2/15/2024	1/31/2028	304	304	556	0.3%
							304	304	556	0.3%

MONROE CAPITAL CORPORATION
CONSOLIDATED SCHEDULE OF INVESTMENTS - (continued)
December 31, 2024
(in thousands, except for shares and units)

Portfolio Company (1)	Footnotes	Index (2)	Spread (2)	Interest Rate	Acquisition Date (3)	Maturity	Principal	Amortized Cost	Fair Value (4)	% of Net Assets (5)
Media: Diversified & Production
Attom Intermediate Holdco, LLC		SF	6.11%	10.46%	1/4/2019	7/3/2025	1,880	$1,875	$1,862	1.0%
Attom Intermediate Holdco, LLC		SF	6.11%	10.46%	6/25/2020	7/3/2025	458	458	454	0.2%
Attom Intermediate Holdco, LLC		SF	6.11%	10.46%	7/1/2021	7/3/2025	270	268	268	0.1%
Attom Intermediate Holdco, LLC		SF	6.11%	10.46%	8/4/2022	7/3/2025	780	780	773	0.4%
Attom Intermediate Holdco, LLC		SF	6.11%	10.46%	12/22/2022	7/3/2025	394	391	390	0.2%
Attom Intermediate Holdco, LLC (Revolver)		SF	6.11%	10.46%	1/4/2019	7/3/2025	320	320	317	0.2%
Bonterra, LLC		SF	7.00%	11.33%	9/8/2021	9/8/2027	13,437	13,339	13,319	6.9%
Bonterra, LLC		SF	7.75%	12.08% PIK	9/28/2023	9/8/2027	2,244	2,223	2,266	1.2%
Bonterra, LLC (Revolver)	(14)	SF	7.00%	11.33%	9/8/2021	9/8/2027	1,069	684	678	0.4%
Chess.com, LLC		SF	6.60%	10.92%	12/31/2021	12/31/2027	5,835	5,767	5,820	3.0%
Chess.com, LLC (Revolver)	(14)	SF	6.60%	10.92%	12/31/2021	12/31/2027	652	—	—	0.0%
Crownpeak Technology, Inc.		SF	7.75%	5.57% Cash/ 6.75% PIK	2/28/2019	11/28/2025	4,119	4,118	4,088	2.1%
Crownpeak Technology, Inc.		SF	7.75%	5.59% Cash/ 6.75% PIK	9/27/2022	11/28/2025	1,289	1,287	1,279	0.7%
Crownpeak Technology, Inc.		SF	7.75%	5.57% Cash/ 6.75% PIK	2/28/2019	11/28/2025	62	62	61	0.0%
Crownpeak Technology, Inc.		SF	7.75%	5.57% Cash/ 6.75% PIK	9/27/2022	11/28/2025	3,432	3,432	3,407	1.8%
Crownpeak Technology, Inc. (Revolver)		SF	6.75%	11.32%	2/28/2019	11/28/2025	500	500	500	0.3%
Sports Operating Holdings II, LLC		SF	5.85%	10.21%	11/3/2022	11/3/2027	2,933	2,886	2,932	1.5%
Sports Operating Holdings II, LLC (Delayed Draw)	(14)(15)	SF	5.85%	10.21%	11/3/2022	11/3/2027	2,390	1,319	1,319	0.7%
Sports Operating Holdings II, LLC (Revolver)	(14)	SF	5.85%	10.21%	11/3/2022	11/3/2027	519	—	—	0.0%
V10 Entertainment, Inc.		SF	7.10%	11.69%	1/12/2023	1/12/2028	3,243	3,177	3,276	1.7%
V10 Entertainment, Inc. (Revolver)	(14)	SF	7.10%	11.65%	1/12/2023	1/12/2028	458	73	73	0.0%
							46,284	42,959	43,082	22.4%
Retail
BLST Operating Company, LLC		SF	11.17%	1.00% Cash/ 11.17% PIK	8/28/2020	8/28/2025	751	514	695	0.4%
							751	514	695	0.4%

MONROE CAPITAL CORPORATION
CONSOLIDATED SCHEDULE OF INVESTMENTS - (continued)
December 31, 2024
(in thousands, except for shares and units)

Portfolio Company (1)	Footnotes	Index (2)	Spread (2)	Interest Rate	Acquisition Date (3)	Maturity	Principal	Amortized Cost	Fair Value (4)	% of Net Assets (5)
Services: Business
Aras Corporation		SF	5.25%	9.58%	4/13/2021	4/13/2029	2,446	$2,438	$2,482	1.3%
Aras Corporation (Revolver)	(14)	SF	5.25%	9.58%	4/13/2021	4/13/2029	335	128	128	0.1%
Burroughs, Inc.		SF	8.60%	11.94% Cash/ 1.00% PIK	12/22/2017	1/31/2025	4,964	4,964	4,927	2.6%
Burroughs, Inc. (Revolver)		SF	8.60%	11.94% Cash/ 1.00% PIK	12/22/2017	1/31/2025	1,290	1,290	1,290	0.7%
Cdata Software, Inc.		SF	6.25%	10.57%	7/18/2024	7/18/2030	6,000	5,899	6,000	3.1%
Cdata Software, Inc. (Delayed Draw)	(14)(15)	SF	6.25%	10.57%	7/18/2024	7/18/2030	556	—	—	0.0%
Cdata Software, Inc. (Delayed Draw)	(14)(15)	SF	6.25%	10.57%	7/18/2024	7/18/2030	778	306	306	0.1%
Cdata Software, Inc. (Revolver)	(14)	SF	6.25%	10.57%	7/18/2024	7/18/2030	667	—	—	0.0%
HS4 Acquisitionco, Inc.		SF	5.85%	10.19%	7/9/2019	7/9/2025	9,698	9,673	9,698	5.1%
HS4 Acquisitionco, Inc. (Revolver)	(14)	SF	5.85%	10.19%	7/9/2019	7/9/2025	817	552	552	0.3%
iCIMS, Inc.		SF	6.25%	10.88%	10/24/2022	8/18/2028	2,500	2,469	2,500	1.3%
Kingsley Gate Partners, LLC		SF	6.65%	11.24%	12/9/2022	12/11/2028	590	581	585	0.3%
Kingsley Gate Partners, LLC		SF	6.65%	11.24%	12/9/2022	12/11/2028	189	189	188	0.1%
Kingsley Gate Partners, LLC		SF	6.65%	11.24%	12/9/2022	12/11/2028	274	274	271	0.1%
Kingsley Gate Partners, LLC (Revolver)	(14)	SF	6.60%	10.94%	12/9/2022	12/11/2028	240	192	190	0.1%
Northeast Contracting Company, LLC		SF	6.26%	10.76%	8/16/2024	8/16/2029	1,496	1,468	1,498	0.8%
Northeast Contracting Company, LLC (Revolver)	(14)	SF	6.26%	10.76%	8/16/2024	8/16/2029	318	—	—	0.0%
Prototek LLC	(16)	SF	8.35%	7.90% Cash/ 5.00% PIK	12/8/2022	12/8/2027	2,468	2,391	1,991	1.0%
Prototek LLC (Revolver)	(14)(16)	SF	8.35%	7.90% Cash/ 5.00% PIK	12/8/2022	12/8/2027	288	—	—	0.0%
Security Services Acquisition Sub Corp.		SF	5.85%	10.19%	3/1/2024	9/30/2027	1,832	1,832	1,831	0.9%
Security Services Acquisition Sub Corp.		SF	5.85%	10.19%	6/17/2024	9/30/2027	5,902	5,902	5,896	3.1%
Security Services Acquisition Sub Corp.		SF	5.85%	10.19%	6/17/2024	9/30/2027	1,810	1,810	1,808	0.9%
Vhagar Purchaser, LLC		SF	6.00%	10.59%	6/9/2023	6/11/2029	3,000	2,929	3,023	1.6%
Vhagar Purchaser, LLC (Delayed Draw)	(14)(15)	SF	6.00%	10.59%	6/9/2023	6/11/2029	667	150	151	0.1%
Vhagar Purchaser, LLC (Revolver)	(14)	SF	6.00%	10.59%	6/9/2023	6/11/2029	333	—	—	0.0%
							49,458	45,437	45,315	23.6%
Services: Consumer
Express Wash Acquisition Company, LLC		SF	6.76%	11.35%	7/14/2022	7/14/2028	7,067	7,039	7,041	3.7%
Express Wash Acquisition Company, LLC		SF	6.76%	11.35%	7/14/2022	7/14/2028	1,498	1,498	1,492	0.8%
Express Wash Acquisition Company, LLC (Revolver)	(14)	SF	6.76%	11.35%	7/14/2022	7/14/2028	379	209	208	0.1%
Kar Wash Holdings, LLC		SF	6.26%	10.85%	2/28/2022	2/26/2027	1,560	1,544	1,558	0.8%
Kar Wash Holdings, LLC		SF	6.26%	10.85%	2/28/2022	2/26/2027	1,117	1,117	1,116	0.6%
Kar Wash Holdings, LLC		SF	6.26%	10.85%	8/3/2022	2/26/2027	2,631	2,631	2,627	1.4%
Kar Wash Holdings, LLC		SF	6.26%	10.87%	10/3/2024	2/28/2027	3,183	3,120	3,178	1.6%
Kar Wash Holdings, LLC		SF	6.26%	10.87%	5/9/2024	2/26/2027	2,921	2,921	2,917	1.5%
Kar Wash Holdings, LLC (Delayed Draw)	(14)(15)	SF	6.26%	10.71%	10/3/2024	2/28/2027	2,665	819	817	0.4%
Kar Wash Holdings, LLC (Revolver)	(14)	SF	6.26%	10.87%	2/28/2022	2/26/2027	952	—	—	0.0%
							23,973	20,898	20,954	10.9%

MONROE CAPITAL CORPORATION
CONSOLIDATED SCHEDULE OF INVESTMENTS - (continued)
December 31, 2024
(in thousands, except for shares and units)

Portfolio Company (1)	Footnotes	Index (2)	Spread (2)	Interest Rate	Acquisition Date (3)	Maturity	Principal	Amortized Cost	Fair Value (4)	% of Net Assets (5)
Telecommunications
American Broadband and Telecommunications Company LLC (Delayed Draw)	(14)(15)	P	12.00%	17.50% Cash/ 2.00% PIK	6/10/2022	6/10/2025	1,377	$1,313	$1,371	0.7%
American Broadband and Telecommunications Company LLC (Revolver)	(14)	P	12.00%	17.50% Cash/ 2.00% PIK	6/10/2022	6/10/2025	500	126	126	0.1%
Calabrio, Inc.		SF	5.50%	10.01%	4/16/2021	4/16/2027	3,383	3,344	3,383	1.8%
Calabrio, Inc.		SF	5.50%	10.01%	12/19/2023	4/16/2027	496	496	497	0.3%
Calabrio, Inc. (Revolver)	(14)	SF	5.50%	10.02%	4/16/2021	4/16/2027	409	175	175	0.1%
							6,165	5,454	5,552	3.0%
Transportation: Cargo
Epika Fleet Services, Inc.		SF	6.00%	10.34%	3/18/2024	3/18/2029	2,978	2,924	2,990	1.6%
Epika Fleet Services, Inc.		SF	6.00%	10.34%	3/18/2024	3/18/2029	1,718	1,702	1,725	0.9%
Epika Fleet Services, Inc. (Delayed Draw)	(14)(15)	SF	6.00%	10.45%	12/5/2024	3/18/2029	1,153	374	376	0.2%
Epika Fleet Services, Inc. (Delayed Draw)	(14)(15)	SF	6.00%	10.34%	3/18/2024	3/18/2029	863	482	484	0.3%
Epika Fleet Services, Inc. (Revolver)	(14)	SF	6.00%	10.34%	3/18/2024	3/18/2029	652	116	116	0.2%
							7,364	5,598	5,691	3.2%
Total Non-Controlled/Non-Affiliate Senior Secured Loans							334,695	299,917	297,919	155.5%

Unitranche Secured Loans (6)
Services: Business
ASG II, LLC		SF	6.40%	10.99%	5/25/2022	5/25/2028	1,900	1,875	1,898	1.0%
ASG II, LLC		SF	6.40%	10.99%	5/25/2022	5/25/2028	285	285	284	0.1%
Onit, Inc.		SF	7.40%	12.01%	12/20/2021	5/2/2025	1,680	1,675	1,680	0.9%
							3,865	3,835	3,862	2.0%
Total Non-Controlled/Non-Affiliate Unitranche Secured Loans							3,865	3,835	3,862	2.0%

Junior Secured Loans
Automotive
BTR Opco LLC (fka Born to Run, LLC)	(16)	n/a	n/a	7.50% PIK	9/30/2024	12/31/2027	711	658	458	0.2%
BTR Opco LLC (fka Born to Run, LLC)	(16)	n/a	n/a	5.00% PIK	9/30/2024	12/31/2027	3,664	3,390	—	0.0%
							4,375	4,048	458	0.2%
Consumer Goods: Non-Durable
Thrasio, LLC	(16)	SF	10.26%	14.89% PIK	7/18/2024	6/18/2029	881	881	699	0.4%
							881	881	699	0.4%
FIRE: Real Estate
Witkoff/Monroe 700 JV LLC	(10)	n/a	n/a	8.00% Cash/ 4.00% PIK	7/2/2021	10/1/2026	7,188	7,188	7,180	3.7%
Witkoff/Monroe 700 JV LLC	(10)	n/a	n/a	8.00% Cash/ 4.00% PIK	5/16/2023	10/1/2026	1,243	1,243	1,242	0.6%
Witkoff/Monroe 700 JV LLC	(10)	n/a	n/a	8.00% Cash/ 4.00% PIK	9/25/2023	10/1/2026	2,231	2,231	2,229	1.2%
Witkoff/Monroe 700 JV LLC	(10)	n/a	n/a	8.00% Cash/ 4.00% PIK	7/26/2024	10/1/2026	326	326	325	0.2%
Witkoff/Monroe 700 JV LLC	(10)	n/a	n/a	8.00% Cash/ 4.00% PIK	5/8/2024	10/1/2026	1,529	1,529	1,528	0.8%
							12,517	12,517	12,504	6.5%

MONROE CAPITAL CORPORATION
CONSOLIDATED SCHEDULE OF INVESTMENTS - (continued)
December 31, 2024
(in thousands, except for shares and units)

Portfolio Company (1)	Footnotes	Index (2)	Spread (2)	Interest Rate	Acquisition Date (3)	Maturity	Principal	Amortized Cost	Fair Value (4)	% of Net Assets (5)
High Tech Industries
Arcserve Cayman Opco LP (fka Arcstor Midco, LLC)	(16)	n/a	n/a	9.00% PIK	8/29/2023	1/2/2029	161	$150	$175	0.1%
Arcserve Cayman Opco LP (fka Arcstor Midco, LLC)	(16)	n/a	n/a	9.00% PIK	7/14/2023	1/2/2029	165	150	179	0.1%
Arcserve Cayman Opco LP (fka Arcstor Midco, LLC)	(16)	n/a	n/a	n/a	3/16/2021	3/16/2027	370	363	—	0.0%
							696	663	354	0.2%
Healthcare & Pharmaceuticals
Whistler Parent Holdings III, Inc.		SF	6.85%	5.44% Cash/ 5.75 PIK	10/25/2024	6/2/2028	5,651	5,589	4,880	2.5%
							5,651	5,589	4,880	2.5%
Media: Broadcasting & Subscription
Vice Acquisition Holdco, LLC	(16)(19)	n/a	n/a	n/a	5/2/2019	n/a	637	637	—	0.0%
Vice Acquisition Holdco, LLC	(16)(19)	n/a	n/a	n/a	11/4/2019	n/a	122	122	—	0.0%
Vice Acquisition Holdco, LLC	(16)(19)	n/a	n/a	n/a	5/2/2019	n/a	200	200	—	0.0%
Vice Acquisition Holdco, LLC	(16)(19)	n/a	n/a	n/a	5/2/2019	n/a	76	76	—	0.0%
Vice Acquisition Holdco, LLC	(16)	SF	8.26%	12.85% PIK	7/31/2023	1/31/2028	528	528	—	0.0%
Vice Acquisition Holdco, LLC	(16)	SF	8.26%	12.85% PIK	7/31/2023	1/31/2028	671	671	328	0.2%
Vice Acquisition Holdco, LLC	(16)	SF	8.26%	12.85% PIK	7/31/2023	1/31/2028	203	203	99	0.1%
Vice Acquisition Holdco, LLC	(16)	SF	8.26%	12.85% PIK	9/8/2023	1/31/2028	353	353	173	0.1%
							2,790	2,790	600	0.4%
Retail
Forman Mills, Inc.	(16)	n/a	n/a	5.00% PIK	4/27/2023	6/20/2028	1,308	1,308	921	0.5%
							1,308	1,308	921	0.5%
Services: Consumer
Education Corporation of America	(16)(19)	P	11.00%	14.00% Cash/ 5.50% PIK	9/3/2015	n/a	833	830	2,330	1.2%
							833	830	2,330	1.2%
Total Non-Controlled/Non-Affiliate Junior Secured Loans							29,051	28,626	22,746	11.9%

Equity Securities (7) (11) (12)
Automotive
BTR Opco LLC (fka Born to Run, LLC) (242 Class A common units)		—	—	—	6/21/2024	—	—	248	—	0.0%
Lifted Trucks Holdings, LLC (111,111 Class A shares)	(13)	—	—	—	8/2/2021	—	—	111	122	0.1%
								359	122	0.1%
Banking
MV Receivables II, LLC (1,458 shares of common stock)	(10)(13)	—	—	—	7/29/2021	—	—	600	—	0.0%
MV Receivables II, LLC (warrant to purchase up to 0.8% of the equity)	(10)(13)	—	—	—	7/28/2021	7/28/2031	—	363	—	0.0%
								963	—	0.0%
Chemicals, Plastics & Rubber
Valudor Products LLC (501,014 Class A-1 units)	(13)	n/a	n/a	10.00% PIK	6/18/2018	—	—	501	—	0.0%
								501	—	0.0%
Consumer Goods: Durable
Independence Buyer, Inc. (81 Class A units)		—	—	—	8/3/2021	—	—	81	25	0.0%
								81	25	0.0%

MONROE CAPITAL CORPORATION
CONSOLIDATED SCHEDULE OF INVESTMENTS - (continued)
December 31, 2024
(in thousands, except for shares and units)

Portfolio Company (1)	Footnotes	Index (2)	Spread (2)	Interest Rate	Acquisition Date (3)	Maturity	Principal	Amortized Cost	Fair Value (4)	% of Net Assets (5)
Consumer Goods: Non-Durable
Thrasio, LLC (1,081,253 units)		—	—	—	6/18/2024	—	—	$—	$—	0.0%
Thrasio, LLC (15,882 shares of common stock)		—	—	—	6/18/2024	—	—	1,616	437	0.2%
								1,616	437	0.2%
Construction & Building
MEI Buyer LLC (178 shares of common stock)		—	—	—	6/30/2023	—	—	178	267	0.1%
								178	267	0.1%
Environmental Industries
Quest Resource Management Group, LLC (warrant to purchase up to 0.2% of the equity)		—	—	—	10/19/2020	3/17/2028	—	67	306	0.2%
Quest Resource Management Group, LLC (warrant to purchase up to 0.2% of the equity)		—	—	—	10/19/2021	3/17/2028	—	—	214	0.1%
								67	520	0.3%
FIRE: Finance
Binah Capital Group, Inc. (fka PKS Holdings, LLC) (20,600 shares of common stock)	(10)(20)	—	—	—	3/15/2024	—	—	139	61	0.0%
J2 BWA Funding LLC (0.3% profit sharing)	(10)(13)	—	—	—	12/24/2020	—	—	—	50	0.0%
								139	111	0.0%
FIRE: Real Estate
Residential Homes for Rent LLC (255,311 Series A preferred units)	(10)(13)	—	—	—	3/5/2024	—	—	1,114	950	0.5%
Residential Homes for Rent LLC (warrant to purchase up to 0.7% of the equity)	(10)(13)	—	—	—	3/5/2024	3/5/2034	—	—	443	0.2%
Witkoff/Monroe 700 JV LLC (2,141 preferred units)	(10)(13)	—	—	—	7/2/2021	—	—	2	3,721	1.9%
								1,116	5,114	2.6%
Healthcare & Pharmaceuticals
Bluesight, Inc. (35 Class A preferred units)		n/a	n/a	9.00% PIK	7/17/2023	—	—	35	35	0.0%
Bluesight, Inc. (18,841 Class B common units)		—	—	—	7/17/2023	—	—	—	—	0.0%
Dorado Acquisition, Inc. (189,922 Class A-1 units)		—	—	—	6/30/2021	—	—	207	139	0.1%
Dorado Acquisition, Inc. (189,922 Class A-2 units)		—	—	—	6/30/2021	—	—	—	—	0.0%
Forest Buyer, LLC (300 Class A units)	(13)	n/a	n/a	8.00% PIK	3/15/2024	—	—	250	232	0.1%
Forest Buyer, LLC (300 Class B units)	(13)	—	—	—	3/15/2024	—	—	—	234	0.1%
INH Buyer, Inc. (1,627,888 A-1 units)		—	—	—	12/16/2024	—	—	—	—	0.0%
INH Buyer, Inc. (2 preferred stock)		—	—	—	12/16/2024	—	—	—	—	0.0%
KL Moon Acquisition, LLC (fka Spectrum Science Communications, LLC) (0.1% shares of the equity)		—	—	—	1/31/2023	—	—	505	115	0.1%
NationsBenefits, LLC (120,760 Series B units)	(13)	n/a	n/a	5.00% PIK	8/20/2021	—	—	816	1,803	0.9%
NationsBenefits, LLC (106,667 common units)	(13)	—	—	—	8/20/2021	—	—	153	916	0.5%
NQ PE Project Colosseum Midco Inc. (327,133 common units)		—	—	—	10/4/2022	—	—	327	67	0.0%
Vero Biotech Inc. (warrant to purchase up to 0.2% of the equity)		—	—	—	12/29/2023	12/29/2033	—	—	15	0.0%
Whistler Parent Holdings III, Inc. (111,208 Series A preferred stock)		—	—	—	10/25/2024	0	—	—	—	0.0%
Whistler Parent Holdings III, Inc. (24,875 Series B preferred stock)		—	—	—	10/25/2024	0	—	—	—	0.0%
								2,293	3,556	1.8%

MONROE CAPITAL CORPORATION
CONSOLIDATED SCHEDULE OF INVESTMENTS - (continued)
December 31, 2024
(in thousands, except for shares and units)

Portfolio Company (1)	Footnotes	Index (2)	Spread (2)	Interest Rate	Acquisition Date (3)	Maturity	Principal	Amortized Cost	Fair Value (4)	% of Net Assets (5)
High Tech Industries
Arcserve Cayman GP LLC (fka Arcstor Midco, LLC) (59,211 Class A common units)		—	—	—	1/2/2024	—	—	$—	$—	0.0%
Arcserve Cayman GP LLC (fka Arcstor Midco, LLC) (110,294 Class B common units)		—	—	—	1/2/2024	—	—	—	—	0.0%
Arcserve Cayman Opco LP (fka Arcstor Midco, LLC) (59,211 Class A common units)		—	—	—	3/16/2021	—	—	4,119	552	0.3%
Arcserve Cayman Opco LP (fka Arcstor Midco, LLC) (110,294 Class B common units)		—	—	—	1/2/2024	—	—	—	1,029	0.5%
Douglas Holdings, Inc. (57,588 Class A common units)		—	—	—	8/27/2024	—	—	58	60	0.0%
Drawbridge Partners, LLC (130,433 Class A-1 units)		—	—	—	9/1/2022	—	—	130	157	0.1%
Planful, Inc. (473,082 Class A units)		n/a	n/a	8.00% PIK	12/28/2018	—	—	473	1,165	0.6%
Planful, Inc. (35,791 Class B units)		—	—	—	5/3/2023	—	—	—	53	0.0%
Recorded Future, Inc. (80,486 Class A units)	(22)	—	—	—	7/3/2019	—	—	49	186	0.1%
Sparq Holdings, Inc. (300,000 common units)		—	—	—	6/15/2023	—	—	300	323	0.2%
								5,129	3,525	1.8%
Hotels, Gaming & Leisure
Equine Network, LLC (108 Class A units)	(13)	—	—	—	12/31/2020	—	—	111	144	0.1%
								111	144	0.1%
Media: Advertising, Printing & Publishing
InMobi Pte, Ltd. (warrant to purchase up to 2.8% of the equity)	(10)(18)	—	—	—	9/18/2015	9/18/2025	—	—	1,388	0.7%
Relevate Health Group, LLC (40 preferred units)	—	n/a	n/a	12.00% PIK	11/20/2020	—	—	40	26	0.0%
Relevate Health Group, LLC (6 Class X preferred units)	—	n/a	n/a	12.00% PIK	11/14/2024	—	—	6	6	0.0%
Relevate Health Group, LLC (40 Class B common units)		—	—	—	11/20/2020	—	—	—	—	0.0%
Relevate Health Group, LLC (6 Class X common units)		—	—	—	11/14/2024	—	—	—	—	0.0%
Spherix Global Inc. (13 Class A-2 units)		—	—	—	6/10/2024	—	—	13	3	0.0%
Spherix Global Inc. (81 Class A units)		—	—	—	12/22/2021	—	—	81	—	0.0%
XanEdu Publishing, Inc. (49,479 Class A units)		n/a	n/a	8.00% PIK	1/28/2020	—	—	49	211	0.1%
								189	1,634	0.8%
Media: Broadcasting & Subscription
Vice Acquisition Holdco, LLC (fka Vice Group Holding Inc.) (1,480,000 Class A units)		—	—	—	7/31/2023	—	—	1,480	—	0.0%
								1,480	—	0.0%
Media: Diversified & Production
Attom Intermediate Holdco, LLC (297,197 Class A units)	(13)	—	—	—	1/4/2019	—	—	305	437	0.2%
Chess.com, LLC (2 Class A units)	(13)	—	—	—	12/31/2021	—	—	87	46	0.0%
V10 Entertainment, Inc. (392,157 shares of common units)	(23)	—	—	—	1/12/2023	—	—	203	152	0.1%
								595	635	0.3%
Retail
BLST Operating Company, LLC (139,883 Class A units)	(13)	—	—	—	8/28/2020	—	—	712	420	0.2%
								712	420	0.2%

MONROE CAPITAL CORPORATION
CONSOLIDATED SCHEDULE OF INVESTMENTS - (continued)
December 31, 2024
(in thousands, except for shares and units)

Portfolio Company (1)	Footnotes	Index (2)	Spread (2)	Interest Rate	Acquisition Date (3)	Maturity	Principal	Amortized Cost	Fair Value (4)	% of Net Assets (5)
Services: Business
APCO Worldwide, Inc. (100 Class A voting common stock)		—	—	—	11/1/2017	—	—	$395	$909	0.5%
Northeast Contracting Company, LLC (1,072,940 Class A-2 units)	(13)	—	—	—	8/16/2024	—	—	1,073	1,089	0.6%
								1,468	1,998	1.1%
Services: Consumer
Education Corporation of America - Series G Preferred Stock (8,333 shares)	(16)	n/a	n/a	12.00% PIK	9/3/2015	—	—	7,492	—	0.0%
Express Wash Acquisition Company, LLC (31,200 Class A common units)	(13)	—	—	—	11/15/2023	—	—	—	—	0.0%
Express Wash Acquisition Company, LLC (31 Class A preferred units)	(13)	n/a	n/a	8.00% PIK	11/15/2023	—	—	31	14	0.0%
Express Wash Acquisition Company, LLC (146,770 Class B common units)	(13)	—	—	—	11/15/2023	—	—	—	—	0.0%
Express Wash Acquisition Company, LLC (147 Class B preferred units)	(13)	—	—	—	11/15/2023	—	—	151	—	0.0%
IDIG Parent, LLC (245,958 shares of common stock)	(13)(21)	—	—	—	1/4/2021	—	—	251	240	0.1%
Kar Wash Holdings, LLC (99,807 Class A units)		—	—	—	2/28/2022	—	—	103	124	0.1%
Kar Wash Holdings, LLC (17,988 preferred units)		—	—	—	6/27/2023	—	—	26	29	0.0%
								8,054	407	0.2%
Telecommunications
American Broadband and Telecommunications Company LLC (warrant to purchase up to 0.2% of the equity)		—	—	—	6/10/2022	6/10/2032	—	42	34	0.0%
								42	34	0.0%
Transportation: Cargo
Epika Fleet Services, Inc. (7,826 preferred units)		—	—	—	3/18/2024	—	—	196	199	0.1%
								196	199	0.1%
Wholesale
Nearly Natural, Inc. (152,174 Class A units)		—	—	—	12/15/2017	—	—	153	—	0.0%
Nearly Natural, Inc. (61,087 Class AA units)		—	—	—	8/27/2021	—	—	61	51	0.0%
Nearly Natural, Inc. (62,034 Class AAA units)		—	—	—	8/5/2024	—	—	62	109	0.1%
								276	160	0.1%
Total Non-Controlled/Non-Affiliate Equity Securities								25,565	19,308	9.8%
Total Non-Controlled/Non-Affiliate Company Investments								$357,943	$343,835	179.2%

Non-Controlled Affiliate Company Investments (8)
Senior Secured Loans
Beverage, Food & Tobacco
TJ Management HoldCo LLC (Revolver)	(14)	SF	5.61%	10.20%	9/9/2020	9/30/2025	1,114	—	—	0.0%
							1,114	—	—	0.0%

MONROE CAPITAL CORPORATION
CONSOLIDATED SCHEDULE OF INVESTMENTS - (continued)
December 31, 2024
(in thousands, except for shares and units)

Portfolio Company (1)	Footnotes	Index (2)	Spread (2)	Interest Rate	Acquisition Date (3)	Maturity	Principal	Amortized Cost	Fair Value (4)	% of Net Assets (5)
FIRE: Real Estate
American Community Homes, Inc.		SF	0.11%	4.46% PIK	7/22/2014	12/31/2026	13,555	$13,555	$8,382	4.4%
American Community Homes, Inc.		SF	0.11%	4.46% PIK	7/22/2014	12/31/2026	6,669	6,669	4,125	2.2%
American Community Homes, Inc.		SF	0.11%	4.46% PIK	5/24/2017	12/31/2026	822	822	508	0.3%
American Community Homes, Inc.		SF	0.11%	4.46% PIK	8/10/2018	12/31/2026	3,021	3,022	1,868	1.0%
American Community Homes, Inc.		SF	0.11%	4.46% PIK	3/29/2019	12/31/2026	5,593	5,593	3,459	1.8%
American Community Homes, Inc.		SF	0.11%	4.46% PIK	9/30/2019	12/31/2026	26	25	16	0.0%
American Community Homes, Inc.		SF	0.11%	4.46% PIK	12/30/2019	12/31/2026	128	128	79	0.0%
American Community Homes, Inc. (Revolver)	(14)	SF	0.11%	4.46% PIK	3/30/2020	12/31/2026	2,500	—	—	0.0%
HFZ Capital Group LLC	(10)(19)(24)	P	9.46%	16.96% PIK	10/20/2017	n/a	13,242	13,242	13,378	7.0%
HFZ Capital Group LLC	(10)(19)(24)	P	9.46%	16.96% PIK	10/20/2017	n/a	4,758	4,758	4,807	2.5%
MC Asset Management (Corporate), LLC	(10)(24)	SF	15.00%	19.59% PIK	1/26/2021	1/26/2029	12,517	12,517	12,517	6.5%
MC Asset Management (Corporate), LLC	(10)(24)	SF	15.00%	19.59% PIK	4/26/2021	1/26/2029	3,731	3,731	3,731	1.9%
							66,562	64,062	52,870	27.6%
High Tech Industries
Mnine Holdings, Inc.		SF	8.26%	7.58% Cash/ 5.00% PIK	11/2/2018	12/31/2025	6,592	6,592	6,592	3.4%
Mnine Holdings, Inc.		SF	8.26%	7.85% Cash/ 5.00% PIK	7/27/2023	12/31/2025	58	58	58	0.0%
Mnine Holdings, Inc. (Revolver)	(14)	SF	7.00%	11.32%	8/9/2022	12/31/2025	747	133	133	0.1%
							7,397	6,783	6,783	3.5%
Services: Consumer
NECB Collections, LLC (Revolver)	(14)(16)(19)	L	11.00%	16.94%	6/25/2019	n/a	1,356	1,312	422	0.2%
							1,356	1,312	422	0.2%
Total Non-Controlled Affiliate Senior Secured Loans							76,429	72,157	60,075	31.3%

Junior Secured Loans
FIRE: Real Estate
SFR Holdco, LLC	(10)	n/a	n/a	8.00%	8/6/2021	8/11/2028	5,850	5,850	5,593	2.9%
SFR Holdco 2, LLC (Delayed Draw)	(10)(14)(15)	n/a	n/a	8.00%	10/24/2024	10/23/2029	2,925	1,295	1,295	0.7%
							8,775	7,145	6,888	3.6%
Total Non-Controlled Affiliate Company Junior Secured Loans							8,775	7,145	6,888	3.6%

Equity Securities (8) (11) (12)
Beverage, Food & Tobacco
TJ Management HoldCo LLC (16 shares of common stock)	(13)	—	—	—	9/9/2020	—	—	1,631	3,076	1.6%
								1,631	3,076	1.6%
FIRE: Real Estate
American Community Homes, Inc. (4,940 shares of common stock)		—	—	—	12/29/2022	—	—	—	—	0.0%
MC Asset Management (Corporate), LLC (15.9% of interests)	(10)(13)(24)	—	—	—	6/11/2019	—	—	793	—	0.0%
SFR Holdco, LLC (24.4% of equity commitment)	(10)	—	—	—	8/6/2021	—	—	3,900	4,797	2.5%
SFR Holdco 2, LLC (13.9% of equity commitment)	(10)	—	—	—	10/24/2024	—	—	864	864	0.5%
								5,557	5,661	3.0%

MONROE CAPITAL CORPORATION
CONSOLIDATED SCHEDULE OF INVESTMENTS - (continued)
December 31, 2024
(in thousands, except for shares and units)

Portfolio Company (1)	Footnotes	Index (2)	Spread (2)	Interest Rate	Acquisition Date (3)	Maturity	Principal	Amortized Cost	Fair Value (4)	% of Net Assets (5)
Healthcare & Pharmaceuticals
Ascent Midco, LLC (2,032,258 Class A units)	(13)	n/a	n/a	8.00% PIK	2/5/2020	—	—	$2,032	$1,760	0.9%
Familia Dental Group Holdings, LLC (1,525 Class A units)	(13)	—	—	—	4/8/2016	—	—	5,224	3,023	1.6%
								7,256	4,783	2.5%
High Tech Industries
Mnine Holdings, Inc. (6,400 Class B units)		—	—	—	6/30/2020	—	—	—	—	0.0%
								—	—	0.0%
Services: Consumer
NECB Collections, LLC (20.8% of LLC units)	(13)	—	—	—	6/21/2019	—	—	1,458	—	0.0%
								1,458	—	0.0%
Total Non-Controlled Affiliate Equity Securities								15,902	13,520	7.1%
Total Non-Controlled Affiliate Company Investments								$95,204	$80,483	42.0%

Controlled Affiliate Company Investments (9)
Equity Securities
Investment Funds & Vehicles
MRCC Senior Loan Fund I, LLC (50.0% of the equity interests)	(10)	—	—	—	10/31/2017	—	—	$42,650	$32,730	17.1%
Total Controlled Affiliate Equity Securities								42,650	32,730	17.1%
Total Controlled Affiliate Company Investments								$42,650	$32,730	17.1%

TOTAL INVESTMENTS								$495,797	$457,048	238.3%

MONROE CAPITAL CORPORATION
CONSOLIDATED SCHEDULE OF INVESTMENTS - (continued)
December 31, 2024
(in thousands, except for shares and units)
Derivative Instruments
Foreign currency forward contracts
There were no foreign currency forward contracts held as of December 31, 2024.
________________________________________________________
(1)All of the Company’s investments are issued by eligible portfolio companies, as defined in the Investment Company Act of 1940 (the “1940 Act”), unless otherwise noted. All of the Company’s investments are issued by U.S. portfolio companies unless otherwise noted.
(2)The majority of the investments bear interest at a rate that may be determined by reference to the Secured Overnight Financing Rate (“SOFR” or “SF”), London Interbank Offered Rate (“LIBOR” or “L”) or Prime Rate ("Prime" or "P") which reset daily, monthly, quarterly or semiannually. For each such investment, the Company has provided the spread over SOFR, LIBOR or Prime, as applicable, and the current contractual interest rate in effect at December 31, 2024. Certain investments may be subject to an interest rate floor or rate cap. Certain investments contain a payment-in-kind ("PIK") provision.
(3)Except as otherwise noted, all of the Company’s portfolio company investments, which as of December 31, 2024 represented 238.3% of the Company’s net assets or 93.1% of the Company’s total assets, are subject to legal restrictions on sales.
(4)Because there is no readily available market value for these investments, the fair value of these investments is determined in good faith using significant unobservable inputs by the Valuation Designee. (See Note 4 in the accompanying notes to the consolidated financial statements).
(5)Percentages are based on net assets of $191,762 as of December 31, 2024.
(6)The Company structures its unitranche secured loans as senior secured loans. The Company obtains security interests in the assets of these portfolio companies that serve as collateral in support of the repayment of these loans. This collateral may take the form of first-priority liens on the assets of a portfolio company. Generally, the Company syndicates a “first out” portion of the loan to an investor and retains a “last out” portion of the loan, in which case the “first out” portion of the loan will generally receive priority with respect to payments of principal, interest and any other amounts due thereunder. Unitranche structures combine characteristics of traditional first lien senior secured as well as second lien and subordinated loans and the Company’s unitranche secured loans will expose the Company to the risks associated with second lien and subordinated loans and may limit the Company’s recourse or ability to recover collateral upon a portfolio company’s bankruptcy. Unitranche secured loans typically provide for moderate loan amortization in the initial years of the facility, with the majority of the amortization deferred until loan maturity. Unitranche secured loans generally allow the borrower to make a large lump sum payment of principal at the end of the loan term, and there is a risk of loss if the borrower is unable to pay the lump sum or refinance the amount owed at maturity. In many cases the Company, together with its affiliates, are the sole or majority lender of these unitranche secured loans, which can afford the Company additional influence with a borrower in terms of monitoring and, if necessary, remediation in the event of underperformance.
(7)Represents less than 5% ownership of the portfolio company’s voting securities.
(8)As defined in the 1940 Act, the Company is deemed to be an “Affiliated Person” of the portfolio company as it owns 5% or more of the portfolio company’s voting securities. See Note 5 in the accompanying notes to the consolidated financial statements for additional information on transactions in which the issuer was an Affiliated Person (but not a portfolio company that the Company is deemed to control).
(9)As defined in the 1940 Act, the Company is deemed to be both an “Affiliated Person” of and to “Control” this portfolio company as it owns more than 25% of the portfolio company’s voting securities. See Note 5 in the accompanying notes to the consolidated financial statements for additional information on transactions in which the issuer was both an Affiliated Person and a portfolio company that the Company is deemed to Control.
(10)This investment is treated as a non-qualifying investment under Section 55(a) of the 1940 Act. Under the 1940 Act, the Company may not acquire any non-qualifying asset unless, at the time the acquisition is made, qualifying assets represent at least 70% of the Company’s total assets. As of December 31, 2024, non-qualifying assets totaled 21.5% of the Company’s total assets.
(11)Securities without an interest rate are non-income producing.
(12)Ownership of certain equity investments may occur through a holding company or partnership.
(13)Investment is held by a taxable subsidiary of the Company. See Note 2 in the accompanying notes to the consolidated financial statements for additional information on the Company’s wholly-owned taxable subsidiaries.
(14)All or a portion of this commitment was unfunded at December 31, 2024. As such, interest is earned only on the funded portion of this commitment.

MONROE CAPITAL CORPORATION
CONSOLIDATED SCHEDULE OF INVESTMENTS - (continued)
December 31, 2024
(in thousands, except for shares and units)
(15)This delayed draw loan requires that certain financial covenants be met by the portfolio company prior to any fundings.
(16)This position was on non-accrual status as of December 31, 2024, meaning that the Company has ceased accruing interest income on the position. See Note 2 in the accompanying notes to the consolidated financial statements for additional information on the Company’s accounting policies.
(17)This investment represents a note convertible to preferred shares of the borrower.
(18)The headquarters of this portfolio company is located in Singapore.
(19)This is a demand note with no stated maturity.
(20)The fair value of this investment was valued using Level 1 inputs. See Note 4 in the accompanying notes to the consolidated financial statements.
(21)As of December 31, 2024, the Company was party to a subscription agreement with a commitment to fund an additional equity investment of $43.
(22)As of December 31, 2024, the Company was party to a subscription agreement with a commitment to fund an additional equity investment of $16.
(23)As of December 31, 2024, the Company was party to a subscription agreement with a commitment to fund an equity investment of $189.
(24)The Company restructured its investments in HFZ Capital Group LLC (“HFZ”) and HFZ Member RB portfolio, LLC (“Member RB”) during 2020. As part of the restructuring of HFZ, the Company obtained a 15.9% equity interest in MC Asset Management (Corporate), LLC (“Corporate”). As part of the Member RB restructuring, the Company exchanged its loan in Member RB for a promissory note in MC Asset Management (Industrial), LLC (“Industrial”). Corporate owns 100% of the equity of Industrial. In conjunction with these restructurings, the Company participated $4,758 of principal of its loan to HFZ as an equity contribution to Industrial. This participation did not qualify for sale accounting under ASC Topic 860–Transfers and Servicing because the sale did not meet the definition of a “participating interest”, as defined in the guidance, in order for sale treatment to be allowed. As a result, the Company continues to reflect its full investment in HFZ but has split the loan into two investments.
n/a - not applicable

See Notes to Consolidated Financial Statements.

MONROE CAPITAL CORPORATION
CONSOLIDATED SCHEDULE OF INVESTMENTS
December 31, 2023
(in thousands, except for shares and units)

Portfolio Company (1)	Footnotes	Index (2)	Spread (2)	Interest Rate	Acquisition Date (3)	Maturity	Principal	Amortized Cost	Fair Value (4)	% of Net Assets (5)
Non-Controlled/Non-Affiliate Company Investments
Senior Secured Loans
Automotive
BTR Opco LLC (fka Born to Run, LLC)		SF	6.26%	11.64%	4/1/2021	4/1/2027	3,430	$3,387	$2,565	1.3%
BTR Opco LLC (fka Born to Run, LLC)		SF	6.26%	11.64%	4/1/2021	4/1/2027	467	467	349	0.2%
Hastings Manufacturing Company		SF	7.60%	12.96%	4/24/2018	12/31/2025	1,850	1,850	1,850	0.9%
Hastings Manufacturing Company		SF	7.60%	12.96%	3/29/2023	12/31/2025	664	664	664	0.3%
Hastings Manufacturing Company		SF	7.60%	12.96%	12/18/2023	12/31/2025	2,039	2,019	2,080	1.0%
Hastings Manufacturing Company (Revolver)	(14)	SF	7.60%	12.96%	3/29/2023	12/31/2025	691	—	—	0.0%
Lifted Trucks Holdings, LLC		SF	5.85%	11.16%	8/2/2021	8/2/2027	6,860	6,770	6,682	3.3%
Lifted Trucks Holdings, LLC (Revolver)	(14)	SF	5.90%	11.29%	8/2/2021	8/2/2027	1,667	556	541	0.3%
Panda Acquisition, LLC		SF	6.35%	11.70%	12/20/2022	10/18/2028	4,388	3,688	3,707	1.8%
							22,056	19,401	18,438	9.1%
Banking
MV Receivables II, LLC	(10)	SF	9.75%	15.09%	7/29/2021	7/29/2026	8,100	7,737	7,695	3.8%
StarCompliance MidCo, LLC		SF	6.85%	12.20%	1/12/2021	1/12/2027	2,000	1,977	1,993	1.0%
StarCompliance MidCo, LLC		SF	6.85%	12.20%	10/12/2021	1/12/2027	335	331	334	0.2%
StarCompliance MidCo, LLC		SF	6.85%	12.20%	5/31/2023	1/12/2027	256	251	255	0.1%
StarCompliance MidCo, LLC (Revolver)	(14)	SF	6.85%	12.20%	1/12/2021	1/12/2027	323	190	190	0.1%
							11,014	10,486	10,467	5.2%
Beverage, Food & Tobacco
LVF Holdings, Inc.		SF	5.90%	11.25%	6/10/2021	6/10/2027	1,466	1,447	1,466	0.7%
LVF Holdings, Inc.		SF	5.90%	11.25%	6/10/2021	6/10/2027	1,403	1,403	1,403	0.7%
LVF Holdings, Inc. (Revolver)	(14)	SF	5.90%	11.25%	6/10/2021	6/10/2027	238	—	—	0.0%
							3,107	2,850	2,869	1.4%
Capital Equipment
CGI Automated Manufacturing, LLC		SF	7.26%	12.61%	9/9/2022	12/17/2026	3,875	3,789	3,802	1.9%
CGI Automated Manufacturing, LLC		SF	7.26%	12.61%	9/30/2022	12/17/2026	1,112	1,091	1,091	0.5%
							4,987	4,880	4,893	2.4%
Chemicals, Plastics & Rubber
Valudor Products LLC		SF	7.61%	11.47% Cash/ 1.50% PIK	6/18/2018	12/31/2024	1,581	1,581	1,875	0.9%
Valudor Products LLC	(17)	SF	7.50%	12.97% PIK	6/18/2018	12/31/2024	295	295	287	0.1%
Valudor Products LLC		SF	7.61%	12.97%	12/22/2021	12/31/2024	502	502	1,464	0.7%
Valudor Products LLC (Revolver)	(14)	SF	7.61%	12.97%	6/18/2018	12/31/2024	1,095	55	54	0.0%
							3,473	2,433	3,680	1.7%
Construction & Building
MEI Buyer LLC		SF	6.50%	11.86%	6/30/2023	6/29/2029	1,995	1,938	2,035	1.0%
MEI Buyer LLC (Delayed Draw)	(14)(15)	SF	6.50%	11.86%	6/30/2023	6/29/2029	317	—	—	0.0%
MEI Buyer LLC (Revolver)	(14)	SF	6.50%	11.84%	6/30/2023	6/29/2029	410	7	7	0.0%
TCFIII OWL Buyer LLC		SF	5.61%	10.97%	4/19/2021	4/17/2026	1,999	1,980	1,994	1.0%
TCFIII OWL Buyer LLC		SF	5.61%	10.97%	4/19/2021	4/17/2026	2,441	2,441	2,434	1.2%
TCFIII OWL Buyer LLC		SF	5.61%	10.97%	12/17/2021	4/17/2026	2,190	2,168	2,185	1.1%
							9,352	8,534	8,655	4.3%

MONROE CAPITAL CORPORATION
CONSOLIDATED SCHEDULE OF INVESTMENTS - (continued)
December 31, 2023
(in thousands, except for shares and units)

Portfolio Company (1)	Footnotes	Index (2)	Spread (2)	Interest Rate	Acquisition Date (3)	Maturity	Principal	Amortized Cost	Fair Value (4)	% of Net Assets (5)
Consumer Goods: Durable
Independence Buyer, Inc.		SF	5.90%	11.28%	8/3/2021	8/3/2026	5,499	$5,436	$5,410	2.6%
Independence Buyer, Inc. (Revolver)	(14)	SF	5.90%	11.28%	8/3/2021	8/3/2026	1,423	—	—	0.0%
Recycled Plastics Industries, LLC		SF	7.60%	12.19% Cash/ 0.75% PIK	8/4/2021	8/4/2026	2,811	2,778	2,776	1.4%
Recycled Plastics Industries, LLC (Revolver)	(14)	SF	7.60%	12.19% Cash/ 0.75% PIK	8/4/2021	8/4/2026	284	—	—	0.0%
							10,017	8,214	8,186	4.0%
Consumer Goods: Non-Durable
The Kyjen Company, LLC		SF	7.75%	12.13% Cash/ 1.00% PIK	5/14/2021	4/3/2026	988	982	978	0.5%
The Kyjen Company, LLC		SF	7.50%	12.96% PIK	9/13/2022	4/3/2026	1	1	1	0.0%
The Kyjen Company, LLC (Revolver)	(14)	SF	7.75%	12.13% Cash/ 1.00% PIK	5/14/2021	4/3/2026	105	—	—	0.0%
Thrasio, LLC	(16)	SF	7.26%	12.61%	12/18/2020	12/18/2026	2,433	2,432	1,408	0.7%
							3,527	3,415	2,387	1.2%
Environmental Industries
Quest Resource Management Group, LLC		SF	6.61%	11.96%	10/19/2020	10/20/2025	852	795	857	0.4%
Quest Resource Management Group, LLC		SF	6.61%	11.96%	10/19/2020	10/20/2025	935	935	941	0.5%
Quest Resource Management Group, LLC		SF	6.61%	11.96%	12/7/2021	10/20/2025	3,326	3,289	3,326	1.6%
Quest Resource Management Group, LLC		SF	6.61%	11.96%	12/7/2021	10/20/2025	335	335	335	0.2%
							5,448	5,354	5,459	2.7%
FIRE: Finance
Avalara, Inc.		SF	7.25%	12.60%	10/19/2022	10/19/2028	4,000	3,915	4,040	2.0%
Avalara, Inc. (Revolver)	(14)	SF	7.25%	12.60%	10/19/2022	10/19/2028	400	—	—	0.0%
GC Champion Acquisition LLC		SF	6.25%	11.71%	8/19/2022	8/18/2028	2,528	2,486	2,528	1.2%
GC Champion Acquisition LLC		SF	6.25%	11.71%	8/19/2022	8/18/2028	702	702	702	0.3%
GC Champion Acquisition LLC		SF	6.50%	11.96%	8/1/2023	8/18/2028	2,107	2,046	2,125	1.0%
J2 BWA Funding LLC (Revolver)	(10)(14)	n/a	n/a	10.00%	12/24/2020	12/24/2026	2,750	1,578	1,578	0.8%
Liftforward SPV II, LLC	(10)	SF	10.86%	16.22% PIK	11/10/2016	3/31/2024	253	253	233	0.1%
W3 Monroe RE Debt LLC	(10)	n/a	n/a	10.00% PIK	2/5/2021	2/4/2028	3,542	3,542	3,631	1.8%
W3 Monroe RE Debt LLC (Delayed Draw)	(10)(14)(15)	n/a	n/a	10.00% PIK	3/31/2023	2/4/2028	270	172	176	0.1%
							16,552	14,694	15,013	7.3%
FIRE: Real Estate
Centaur (Palm Beach) Owner LLC and Panther National Golf Club LLC	(10)	SF	8.25%	13.60%	5/3/2022	4/30/2025	2,784	2,755	2,812	1.4%
Centaur (Palm Beach) Owner LLC and Panther National Golf Club LLC	(10)	SF	8.25%	13.60%	5/3/2022	4/30/2025	285	285	287	0.1%
Centaur (Palm Beach) Owner LLC and Panther National Golf Club LLC (Delayed Draw)	(10)(14)(15)	SF	8.25%	13.61%	10/6/2023	4/30/2027	837	317	322	0.1%
Centaur (Palm Beach) Owner LLC and Panther National Golf Club LLC (Revolver)	(10)(14)	SF	8.25%	13.60%	5/3/2022	4/30/2025	1,395	546	546	0.3%
							5,301	3,903	3,967	1.9%

MONROE CAPITAL CORPORATION
CONSOLIDATED SCHEDULE OF INVESTMENTS - (continued)
December 31, 2023
(in thousands, except for shares and units)

Portfolio Company (1)	Footnotes	Index (2)	Spread (2)	Interest Rate	Acquisition Date (3)	Maturity	Principal	Amortized Cost	Fair Value (4)	% of Net Assets (5)
Healthcare & Pharmaceuticals
Bluesight, Inc.		SF	7.25%	12.61%	7/17/2023	7/17/2029	2,000	$1,942	$1,996	1.0%
Bluesight, Inc. (Revolver)	(14)	SF	7.25%	12.61%	7/17/2023	7/17/2029	174	—	—	0.0%
Brickell Bay Acquisition Corp.		SF	6.65%	12.04%	2/12/2021	2/12/2026	1,861	1,836	1,861	0.9%
Caravel Autism Health, LLC		SF	5.76%	11.16%	6/30/2021	6/30/2027	5,012	4,946	4,969	2.4%
Caravel Autism Health, LLC		SF	5.76%	11.16%	6/30/2021	6/30/2027	1,392	1,392	1,380	0.7%
Caravel Autism Health, LLC (Revolver)	(14)	SF	5.76%	11.16%	6/30/2021	6/30/2027	1,269	244	244	0.1%
Dorado Acquisition, Inc.		SF	6.85%	12.19%	6/30/2021	6/30/2026	4,888	4,831	4,743	2.3%
Dorado Acquisition, Inc.		SF	6.90%	12.29%	11/27/2022	6/30/2026	4,051	3,975	3,932	1.9%
Dorado Acquisition, Inc. (Revolver)	(14)	SF	6.85%	12.19%	6/30/2021	6/30/2026	596	—	—	0.0%
INH Buyer, Inc.		SF	7.00%	8.95% Cash/ 3.50% PIK	6/30/2021	6/28/2028	3,026	3,005	2,936	1.4%
KL Moon Acquisition, LLC (fka Spectrum Science Communications, LLC)		SF	6.75%	12.13%	2/1/2023	2/1/2029	4,975	4,843	4,975	2.4%
KL Moon Acquisition, LLC (fka Spectrum Science Communications, LLC) (Delayed Draw)	(14)(15)	SF	6.75%	12.14%	2/1/2023	2/1/2029	1,702	989	989	0.5%
KL Moon Acquisition, LLC (fka Spectrum Science Communications, LLC) (Revolver)	(14)	SF	6.75%	12.13%	2/1/2023	2/1/2029	813	352	352	0.2%
NationsBenefits, LLC		SF	7.10%	12.44%	8/20/2021	8/26/2027	3,920	3,873	3,951	1.9%
NationsBenefits, LLC		SF	7.10%	12.44%	8/26/2022	8/26/2027	4,672	4,672	4,708	2.3%
NationsBenefits, LLC		SF	7.10%	12.44%	8/26/2022	8/26/2027	5,065	5,065	5,104	2.5%
NationsBenefits, LLC (Revolver)	(14)	SF	7.10%	12.44%	8/20/2021	8/26/2027	2,222	889	889	0.5%
NQ PE Project Colosseum Midco Inc.		SF	5.65%	11.00%	10/4/2022	10/4/2028	3,465	3,407	3,500	1.7%
NQ PE Project Colosseum Midco Inc. (Delayed Draw)	(14)(15)	SF	5.65%	11.00%	10/4/2022	10/4/2028	778	—	—	0.0%
NQ PE Project Colosseum Midco Inc. (Revolver)	(14)	SF	5.65%	11.00%	10/4/2022	10/4/2028	438	—	—	0.0%
Seran BioScience, LLC		SF	6.25%	11.64%	12/31/2020	7/8/2027	2,431	2,409	2,431	1.2%
Seran BioScience, LLC		SF	6.25%	11.66%	7/8/2022	7/8/2027	2,757	2,757	2,757	1.4%
Seran BioScience, LLC (Delayed Draw)	(14)(15)	SF	6.25%	11.66%	8/21/2023	7/8/2027	1,444	333	333	0.2%
Seran BioScience, LLC (Revolver)	(14)	SF	6.25%	11.64%	12/31/2020	7/8/2027	444	—	—	0.0%
TigerConnect, Inc.		SF	6.90%	12.28%	2/16/2022	2/16/2028	3,000	2,955	2,940	1.4%
TigerConnect, Inc. (Delayed Draw)	(14)(15)	SF	6.90%	12.28%	2/16/2022	2/16/2028	225	136	133	0.1%
TigerConnect, Inc. (Revolver)	(14)	SF	6.90%	12.28%	2/16/2022	2/16/2028	429	—	—	0.0%
Vero Biotech Inc.		P	3.75%	12.25%	12/29/2023	12/28/2029	2,500	2,475	2,475	1.2%
Whistler Parent Holdings III, Inc.		SF	8.90%	9.53% Cash/ 4.75% PIK	6/3/2022	6/2/2028	4,554	4,481	4,509	2.2%
Whistler Parent Holdings III, Inc.		SF	8.90%	9.53% Cash/ 4.75% PIK	6/3/2022	6/2/2028	57	57	56	0.0%
Whistler Parent Holdings III, Inc. (Revolver)		SF	8.90%	9.53% Cash/ 4.75% PIK	6/3/2022	6/2/2028	569	569	564	0.3%
							70,729	62,433	62,727	30.7%

MONROE CAPITAL CORPORATION
CONSOLIDATED SCHEDULE OF INVESTMENTS - (continued)
December 31, 2023
(in thousands, except for shares and units)

Portfolio Company (1)	Footnotes	Index (2)	Spread (2)	Interest Rate	Acquisition Date (3)	Maturity	Principal	Amortized Cost	Fair Value (4)	% of Net Assets (5)
High Tech Industries
Amelia Holding II, LLC		SF	10.26%	14.61% Cash/ 1.00% PIK	12/21/2022	12/21/2027	2,021	$1,970	$2,028	1.0%
Amelia Holding II, LLC (Delayed Draw)	(14)(15)	SF	10.26%	14.61% Cash/ 1.00% PIK	12/21/2022	12/21/2027	668	508	510	0.3%
Amelia Holding II, LLC (Revolver)	(14)	SF	10.00%	14.36% Cash/ 1.00% PIK	12/21/2022	12/21/2027	133	27	27	0.0%
Arcstor Midco, LLC	(16)	SF	8.10%	13.46% PIK	8/29/2023	3/16/2027	155	150	155	0.1%
Drawbridge Partners, LLC		SF	6.75%	12.10%	9/1/2022	9/1/2028	3,000	2,950	3,001	1.5%
Drawbridge Partners, LLC (Delayed Draw)	(14)(15)	SF	6.75%	12.10%	9/1/2022	9/1/2028	874	496	496	0.2%
Drawbridge Partners, LLC (Revolver)	(14)	SF	6.75%	12.10%	9/1/2022	9/1/2028	522	—	—	0.0%
Medallia, Inc.		SF	6.60%	7.95% Cash/ 4.00% PIK	8/15/2022	10/27/2028	2,140	2,107	2,141	1.1%
Mindbody, Inc.		SF	7.15%	12.53%	2/15/2019	2/14/2025	6,536	6,507	6,536	3.2%
Mindbody, Inc.		SF	7.15%	12.53%	9/22/2021	2/14/2025	474	474	474	0.2%
Mindbody, Inc. (Revolver)	(14)	SF	7.15%	12.53%	2/15/2019	2/14/2025	667	—	—	0.0%
Planful, Inc.		SF	6.76%	12.16%	12/28/2018	12/28/2026	9,500	9,500	9,500	4.7%
Planful, Inc.		SF	6.76%	12.16%	9/12/2022	12/28/2026	530	524	530	0.3%
Planful, Inc.		SF	6.76%	12.16%	1/11/2021	12/28/2026	1,326	1,326	1,326	0.7%
Planful, Inc.		SF	6.76%	12.16%	2/11/2022	12/28/2026	884	884	884	0.4%
Planful, Inc.		SF	6.76%	12.16%	4/5/2023	12/28/2026	707	688	708	0.3%
Planful, Inc. (Revolver)		SF	6.76%	12.16%	12/28/2018	12/28/2026	442	442	442	0.2%
Sparq Holdings, Inc.		SF	6.25%	11.43%	6/16/2023	6/15/2029	995	967	1,011	0.5%
Sparq Holdings, Inc. (Delayed Draw)	(14)(15)	SF	6.25%	11.43%	6/16/2023	6/15/2029	222	—	—	0.0%
Sparq Holdings, Inc. (Revolver)	(14)	SF	6.25%	11.43%	6/16/2023	6/15/2029	205	—	—	0.0%
							32,001	29,520	29,769	14.7%
Media: Advertising, Printing & Publishing
Destination Media, Inc.		SF	7.25%	12.43%	6/21/2023	6/21/2028	995	963	1,010	0.5%
Destination Media, Inc. (Delayed Draw)	(14)(15)	SF	7.00%	12.35%	6/21/2023	6/21/2028	500	61	62	0.0%
Destination Media, Inc. (Revolver)	(14)	SF	7.00%	12.35%	6/21/2023	6/21/2028	103	21	21	0.0%
North Haven USHC Acquisition, Inc.		SF	6.60%	11.95%	10/30/2020	10/30/2025	2,425	2,404	2,399	1.2%
North Haven USHC Acquisition, Inc.		SF	6.35%	11.73%	7/29/2022	10/30/2025	2,566	2,542	2,528	1.2%
North Haven USHC Acquisition, Inc.		SF	6.60%	11.95%	3/12/2021	10/30/2025	703	703	695	0.3%
North Haven USHC Acquisition, Inc.		SF	6.60%	11.95%	9/3/2021	10/30/2025	1,419	1,419	1,404	0.7%
North Haven USHC Acquisition, Inc. (Delayed Draw)	(14)(15)	SF	6.35%	11.76%	7/29/2022	10/30/2025	1,056	358	353	0.2%
North Haven USHC Acquisition, Inc. (Revolver)	(14)	SF	6.60%	12.00%	10/30/2020	10/30/2025	416	104	103	0.1%
Relevate Health Group, LLC		SF	6.10%	11.44%	11/20/2020	11/20/2025	1,459	1,446	1,445	0.7%
Relevate Health Group, LLC		SF	6.10%	11.44%	11/20/2020	11/20/2025	653	653	647	0.3%
Relevate Health Group, LLC (Revolver)	(14)	SF	6.10%	11.43%	11/20/2020	11/20/2025	316	84	84	0.0%
Spherix Global Inc.		SF	6.36%	11.71%	12/22/2021	12/22/2026	1,081	1,068	1,048	0.5%
Spherix Global Inc. (Revolver)	(14)	SF	6.36%	11.71%	12/22/2021	12/22/2026	122	—	—	0.0%
XanEdu Publishing, Inc.		SF	6.50%	11.97%	1/28/2020	1/28/2025	4,441	4,413	4,441	2.2%
XanEdu Publishing, Inc.		SF	6.50%	11.97%	8/31/2022	1/28/2025	1,765	1,744	1,768	0.9%
XanEdu Publishing, Inc. (Revolver)	(14)	SF	6.50%	11.97%	1/28/2020	1/28/2025	742	—	—	0.0%
							20,762	17,983	18,008	8.8%

MONROE CAPITAL CORPORATION
CONSOLIDATED SCHEDULE OF INVESTMENTS - (continued)
December 31, 2023
(in thousands, except for shares and units)

Portfolio Company (1)	Footnotes	Index (2)	Spread (2)	Interest Rate	Acquisition Date (3)	Maturity	Principal	Amortized Cost	Fair Value (4)	% of Net Assets (5)
Media: Broadcasting & Subscription
Vice Acquisition Holdco, LLC (fka Vice Group Holding Inc.)	(19)	SF	8.26%	13.64% PIK	7/31/2023	1/31/2028	671	$671	$658	0.3%
Vice Acquisition Holdco, LLC (fka Vice Group Holding Inc.)	(19)	SF	8.26%	13.64% PIK	7/31/2023	1/31/2028	203	203	199	0.1%
Vice Acquisition Holdco, LLC (fka Vice Group Holding Inc.) (Delayed Draw)	(14)(15)(19)	SF	8.00%	13.65% PIK	9/8/2023	1/31/2028	353	297	292	0.2%
							1,227	1,171	1,149	0.6%
Media: Diversified & Production
Attom Intermediate Holdco, LLC		SF	6.86%	12.22%	1/4/2019	7/3/2025	1,900	1,900	1,870	0.9%
Attom Intermediate Holdco, LLC		SF	6.86%	12.22%	6/25/2020	7/3/2025	463	463	456	0.2%
Attom Intermediate Holdco, LLC		SF	6.86%	12.22%	7/1/2021	7/3/2025	273	270	269	0.1%
Attom Intermediate Holdco, LLC		SF	6.86%	12.22%	8/4/2022	7/3/2025	788	788	775	0.4%
Attom Intermediate Holdco, LLC		SF	6.86%	12.22%	12/22/2022	7/3/2025	398	390	392	0.2%
Attom Intermediate Holdco, LLC (Revolver)	(14)	SF	6.86%	12.22%	1/4/2019	7/3/2025	320	216	213	0.1%
Bonterra, LLC		SF	7.25%	12.60%	9/8/2021	9/8/2027	13,437	13,310	13,185	6.5%
Bonterra, LLC		SF	8.00%	13.35% PIK	9/28/2023	9/8/2027	1,968	1,941	1,975	1.0%
Bonterra, LLC (Revolver)	(14)	SF	7.25%	12.60%	9/8/2021	9/8/2027	1,069	321	315	0.2%
Chess.com, LLC		SF	6.60%	11.95%	12/31/2021	12/31/2027	5,895	5,809	5,873	2.9%
Chess.com, LLC (Revolver)	(14)	SF	6.60%	11.95%	12/31/2021	12/31/2027	652	—	—	0.0%
Crownpeak Technology, Inc.		SF	7.35%	12.69%	2/28/2019	2/28/2025	4,000	3,998	4,000	2.0%
Crownpeak Technology, Inc.		SF	7.50%	12.97%	9/27/2022	2/28/2025	1,273	1,260	1,274	0.6%
Crownpeak Technology, Inc.		SF	7.35%	12.69%	2/28/2019	2/28/2025	60	60	60	0.0%
Crownpeak Technology, Inc.		SF	7.35%	12.69%	9/27/2022	2/28/2025	3,333	3,333	3,334	1.6%
Crownpeak Technology, Inc. (Revolver)	(14)	SF	7.35%	12.69%	2/28/2019	2/28/2025	500	67	67	0.0%
Sports Operating Holdings II, LLC		SF	5.85%	11.21%	11/3/2022	11/3/2027	2,963	2,902	2,963	1.6%
Sports Operating Holdings II, LLC (Delayed Draw)	(14)(15)	SF	5.85%	11.21%	11/3/2022	11/3/2027	2,398	241	241	0.1%
Sports Operating Holdings II, LLC (Revolver)	(14)	SF	5.85%	11.21%	11/3/2022	11/3/2027	519	—	—	0.0%
V10 Entertainment, Inc.		SF	7.10%	12.49%	1/12/2023	1/12/2028	3,980	3,878	4,013	2.0%
V10 Entertainment, Inc. (Revolver)	(14)	SF	7.10%	12.49%	1/12/2023	1/12/2028	458	—	—	0.0%
							46,647	41,147	41,275	20.4%
Retail
BLST Operating Company, LLC		SF	9.50%	1.00% Cash/ 12.96% PIK	8/28/2020	8/28/2025	660	423	620	0.3%
							660	423	620	0.3%

MONROE CAPITAL CORPORATION
CONSOLIDATED SCHEDULE OF INVESTMENTS - (continued)
December 31, 2023
(in thousands, except for shares and units)

Portfolio Company (1)	Footnotes	Index (2)	Spread (2)	Interest Rate	Acquisition Date (3)	Maturity	Principal	Amortized Cost	Fair Value (4)	% of Net Assets (5)
Services: Business
Aras Corporation		SF	6.90%	9.04% Cash/ 3.25% PIK	4/13/2021	4/13/2027	2,233	$2,214	$2,250	1.1%
Aras Corporation (Revolver)	(14)	P	5.50%	14.00%	4/13/2021	4/13/2027	150	130	130	0.1%
Burroughs, Inc.		SF	7.60%	12.94%	12/22/2017	12/20/2024	4,901	4,901	4,901	2.4%
Burroughs, Inc. (Revolver)		SF	7.60%	12.94%	12/22/2017	12/20/2024	1,215	1,215	1,215	0.6%
HS4 Acquisitionco, Inc.		SF	6.85%	12.21%	7/9/2019	7/9/2025	9,799	9,735	9,769	4.8%
HS4 Acquisitionco, Inc. (Revolver)	(14)	SF	6.85%	12.21%	7/9/2019	7/9/2025	817	549	548	0.3%
iCIMS, Inc.		SF	7.25%	12.62%	10/24/2022	8/18/2028	2,500	2,462	2,509	1.2%
Kingsley Gate Partners, LLC		SF	6.65%	12.04%	12/9/2022	12/11/2028	596	585	588	0.3%
Kingsley Gate Partners, LLC		SF	6.65%	12.04%	12/9/2022	12/11/2028	191	191	189	0.1%
Kingsley Gate Partners, LLC (Delayed Draw)	(14)(15)	SF	6.65%	12.04%	12/9/2022	12/11/2028	600	132	130	0.1%
Kingsley Gate Partners, LLC (Revolver)	(14)	SF	6.65%	12.04%	12/9/2022	12/11/2028	240	—	—	0.0%
Prototek LLC		SF	7.85%	12.44% Cash/ 0.75% PIK	12/8/2022	12/8/2027	2,482	2,419	2,380	1.2%
Prototek LLC (Revolver)	(14)	SF	7.85%	12.44% Cash/ 0.75% PIK	12/8/2022	12/8/2027	288	—	—	0.0%
Relativity ODA LLC		SF	6.60%	11.96% PIK	5/12/2021	5/12/2027	2,107	2,075	2,105	1.0%
Relativity ODA LLC (Revolver)	(14)	SF	6.60%	11.96% PIK	5/12/2021	5/12/2027	180	—	—	0.0%
Security Services Acquisition Sub Corp.		SF	6.10%	11.46%	2/15/2019	9/30/2026	3,344	3,331	3,341	1.6%
Security Services Acquisition Sub Corp.		SF	6.10%	11.46%	2/15/2019	9/30/2026	2,406	2,406	2,403	1.2%
Security Services Acquisition Sub Corp.		SF	6.10%	11.46%	9/30/2021	9/30/2026	7,820	7,744	7,812	3.8%
Security Services Acquisition Sub Corp.		SF	6.10%	11.46%	2/15/2019	9/30/2026	2,113	2,113	2,111	1.0%
Security Services Acquisition Sub Corp.		SF	6.10%	11.46%	2/15/2019	9/30/2026	1,520	1,520	1,518	0.7%
Vhagar Purchaser, LLC		SF	7.00%	12.39%	6/9/2023	6/8/2029	3,000	2,917	3,000	1.5%
Vhagar Purchaser, LLC (Delayed Draw)	(14)(15)	SF	7.00%	12.39%	6/9/2023	6/8/2029	667	150	150	0.1%
Vhagar Purchaser, LLC (Revolver)	(14)	SF	7.00%	12.39%	6/9/2023	6/8/2029	333	—	—	0.0%
VPS Holdings, LLC		SF	7.11%	12.47%	10/5/2018	10/4/2024	2,397	2,388	2,405	1.2%
VPS Holdings, LLC		SF	7.11%	12.47%	10/5/2018	10/4/2024	1,971	1,971	1,978	1.0%
VPS Holdings, LLC (Revolver)	(14)	SF	7.11%	12.47%	10/5/2018	10/4/2024	1,003	603	603	0.3%
							54,873	51,751	52,035	25.6%
Services: Consumer
Express Wash Acquisition Company, LLC		SF	6.76%	12.16%	7/14/2022	7/14/2028	7,067	7,033	7,067	3.5%
Express Wash Acquisition Company, LLC		SF	6.76%	12.16%	7/14/2022	7/14/2028	1,513	1,513	1,513	0.7%
Express Wash Acquisition Company, LLC (Revolver)	(14)	SF	6.76%	12.16%	7/14/2022	7/14/2028	379	209	209	0.1%
Kar Wash Holdings, LLC		SF	6.76%	12.16%	2/28/2022	2/26/2027	1,576	1,554	1,576	0.8%
Kar Wash Holdings, LLC		SF	6.76%	12.16%	2/28/2022	2/26/2027	1,129	1,129	1,129	0.6%
Kar Wash Holdings, LLC (Delayed Draw)	(14)(15)	SF	6.76%	12.16%	8/3/2022	2/26/2027	2,649	2,230	2,230	1.1%
Kar Wash Holdings, LLC (Revolver)	(14)	SF	6.76%	12.16%	2/28/2022	2/26/2027	571	—	—	0.0%
							14,884	13,668	13,724	6.8%

MONROE CAPITAL CORPORATION
CONSOLIDATED SCHEDULE OF INVESTMENTS - (continued)
December 31, 2023
(in thousands, except for shares and units)

Portfolio Company (1)	Footnotes	Index (2)	Spread (2)	Interest Rate	Acquisition Date (3)	Maturity	Principal	Amortized Cost	Fair Value (4)	% of Net Assets (5)
Telecommunications
American Broadband and Telecommunications Company LLC (Delayed Draw)	(14)(15)	P	12.00%	18.50% Cash/ 2.00% PIK	6/10/2022	6/10/2025	1,377	$1,266	$1,430	0.7%
American Broadband and Telecommunications Company LLC (Revolver)	(14)	P	12.00%	18.50% Cash/ 2.00% PIK	6/10/2022	6/10/2025	500	124	124	0.1%
Calabrio, Inc.		SF	7.13%	12.48%	4/16/2021	4/16/2027	3,400	3,346	3,421	1.7%
Calabrio, Inc. (Delayed Draw)	(14)(15)	SF	7.13%	12.48%	12/19/2023	4/16/2027	499	—	—	0.0%
Calabrio, Inc. (Revolver)	(14)	SF	7.13%	12.48%	4/16/2021	4/16/2027	409	234	234	0.1%
							6,185	4,970	5,209	2.6%
Wholesale
Nearly Natural, Inc.		SF	11.50%	12.85% Cash/ 4.00% PIK	12/15/2017	3/29/2024	6,523	6,523	6,270	3.1%
Nearly Natural, Inc.		SF	11.50%	12.85% Cash/ 4.00% PIK	9/22/2020	3/29/2024	1,691	1,691	1,625	0.8%
Nearly Natural, Inc.		SF	11.50%	12.85% Cash/ 4.00% PIK	2/16/2021	3/29/2024	3,076	3,075	2,957	1.5%
Nearly Natural, Inc.		SF	11.50%	12.85% Cash/ 4.00% PIK	8/28/2019	3/29/2024	1,841	1,841	1,770	0.9%
Nearly Natural, Inc. (Revolver)		SF	11.50%	12.85% Cash/ 4.00% PIK	12/15/2017	3/29/2024	2,634	2,634	2,532	1.2%
							15,765	15,764	15,154	7.5%
Total Non-Controlled/Non-Affiliate Senior Secured Loans							358,567	322,994	323,684	159.2%

Unitranche Secured Loans (6)
Aerospace & Defense
Cassavant Holdings, LLC		SF	7.61%	12.96%	9/8/2021	9/8/2026	7,876	7,784	7,876	3.9%
							7,876	7,784	7,876	3.9%
Services: Business
ASG II, LLC		SF	6.40%	11.78%	5/25/2022	5/25/2028	1,900	1,869	1,900	0.9%
ASG II, LLC (Delayed Draw)	(14)(15)	SF	6.40%	11.78%	5/25/2022	5/25/2028	285	171	171	0.1%
Onit, Inc.		SF	7.50%	12.97%	12/20/2021	5/2/2025	1,680	1,666	1,680	0.8%
							3,865	3,706	3,751	1.8%
Telecommunications
VB E1, LLC		SF	7.75%	13.10%	11/18/2020	11/18/2026	2,250	2,250	2,250	1.1%
							2,250	2,250	2,250	1.1%
Total Non-Controlled/Non-Affiliate Unitranche Secured Loans							13,991	13,740	13,877	6.8%

Junior Secured Loans
Banking
MoneyLion, Inc.	(10)	SF	9.51%	14.86%	3/25/2022	3/24/2026	4,875	4,841	4,918	2.4%
							4,875	4,841	4,918	2.4%

MONROE CAPITAL CORPORATION
CONSOLIDATED SCHEDULE OF INVESTMENTS - (continued)
December 31, 2023
(in thousands, except for shares and units)

Portfolio Company (1)	Footnotes	Index (2)	Spread (2)	Interest Rate	Acquisition Date (3)	Maturity	Principal	Amortized Cost	Fair Value (4)	% of Net Assets (5)
FIRE: Real Estate
Florida East Coast Industries, LLC	(10)	n/a	n/a	16.00% PIK	8/9/2021	6/28/2024	879	$874	$879	0.4%
Witkoff/Monroe 700 JV LLC	(10)	n/a	n/a	8.00% Cash/ 4.00% PIK	7/2/2021	7/2/2026	6,901	6,901	6,794	3.3%
Witkoff/Monroe 700 JV LLC	(10)	n/a	n/a	8.00% Cash/ 4.00% PIK	5/16/2023	7/2/2026	1,194	1,194	1,175	0.6%
Witkoff/Monroe 700 JV LLC (Delayed Draw)	(10)(14)(15)	n/a	n/a	8.00% Cash/ 4.00% PIK	9/25/2023	7/22/2026	2,147	1,378	1,356	0.7%
							11,121	10,347	10,204	5.0%
High Tech Industries
Arcstor Midco, LLC	(16)	SF	7.85%	13.21% PIK	3/16/2021	3/16/2027	4,572	4,482	2,185	1.1%
Arcstor Midco, LLC	(16)	SF	8.10%	13.46% PIK	7/14/2023	3/16/2027	155	150	155	0.1%
							4,727	4,632	2,340	1.2%
Media: Broadcasting & Subscription
Vice Acquisition Holdco, LLC (fka Vice Group Holding Inc.)	(11)(19)(20)	n/a	n/a	n/a	5/2/2019	n/a	637	637	—	0.0%
Vice Acquisition Holdco, LLC (fka Vice Group Holding Inc.)	(11)(19)(20)	n/a	n/a	n/a	11/4/2019	n/a	122	122	—	0.0%
Vice Acquisition Holdco, LLC (fka Vice Group Holding Inc.)	(11)(19)(20)	n/a	n/a	n/a	5/2/2019	n/a	200	200	—	0.0%
Vice Acquisition Holdco, LLC (fka Vice Group Holding Inc.)	(11)(19)(20)	n/a	n/a	n/a	5/2/2019	n/a	76	76	—	0.0%
Vice Acquisition Holdco, LLC (fka Vice Group Holding Inc.)	(19)	SF	8.26%	13.64% PIK	7/31/2023	1/31/2028	528	528	464	0.2%
							1,563	1,563	464	0.2%
Retail
Forman Mills, Inc.	(16)	n/a	3.90%	3.90% PIK	4/27/2023	6/20/2028	1,308	1,308	955	0.5%
							1,308	1,308	955	0.5%
Services: Consumer
Education Corporation of America	(16)(20)	P	11.00%	14.00% Cash/ 5.50% PIK	9/3/2015	n/a	833	831	2,174	1.1%
							833	831	2,174	1.1%
Total Non-Controlled/Non-Affiliate Junior Secured Loans							24,427	23,522	21,055	10.4%

Equity Securities (7) (12)
Automotive
BTR Opco LLC (fka Born to Run, LLC) (269,438 Class A units)	(11)	—	—	—	4/1/2021	—	—	269	—	0.0%
Lifted Trucks Holdings, LLC (111,111 Class A shares)	(11)(13)	—	—	—	8/2/2021	—	—	111	57	0.0%
								380	57	0.0%
Banking
MV Receivables II, LLC (1,458 common units)	(10)(11)(13)	—	—	—	7/29/2021	—	—	600	—	0.0%
MV Receivables II, LLC (warrant to purchase up to 0.8% of the equity)	(10)(11)(13)	—	—	—	7/28/2021	7/28/2031	—	363	—	0.0%
								963	—	0.0%
Chemicals, Plastics & Rubber
Valudor Products LLC (501,014 Class A-1 units)	(13)	n/a	n/a	10.00% PIK	6/18/2018	—	—	501	307	0.2%
								501	307	0.2%
Consumer Goods: Durable
Independence Buyer, Inc. (81 Class A units)	(11)	—	—	—	8/3/2021	—	—	81	56	0.0%
								81	56	0.0%

MONROE CAPITAL CORPORATION
CONSOLIDATED SCHEDULE OF INVESTMENTS - (continued)
December 31, 2023
(in thousands, except for shares and units)

Portfolio Company (1)	Footnotes	Index (2)	Spread (2)	Interest Rate	Acquisition Date (3)	Maturity	Principal	Amortized Cost	Fair Value (4)	% of Net Assets (5)
Construction & Building
MEI Buyer LLC (155 shares of common stock)	(11)	—	—	—	6/30/2023	—	—	$155	$158	0.1%
								155	158	0.1%
Environmental Industries
Quest Resource Management Group, LLC (warrant to purchase up to 0.2% of the equity)	(11)	—	—	—	10/19/2020	3/17/2028	—	67	257	0.1%
Quest Resource Management Group, LLC (warrant to purchase up to 0.2% of the equity)	(11)	—	—	—	10/19/2021	3/17/2028	—	—	180	0.1%
								67	437	0.2%
FIRE: Finance
J2 BWA Funding LLC (0.3% profit sharing)	(10)(11)(13)	—	—	—	12/24/2020	—	—	—	40	0.0%
PKS Holdings, LLC (5,680 preferred units)	(10)	n/a	n/a	12.00% PIK	11/30/2017	—	—	58	251	0.1%
PKS Holdings, LLC (5,714 preferred units)	(10)	n/a	n/a	12.00% PIK	11/30/2017	—	—	9	39	0.0%
PKS Holdings, LLC (132 preferred units)	(10)	n/a	n/a	12.00% PIK	11/30/2017	—	—	1	6	0.0%
PKS Holdings, LLC (916 preferred units)	(10)	n/a	n/a	12.00% PIK	11/30/2017	—	—	9	39	0.0%
								77	375	0.1%
FIRE: Real Estate
Witkoff/Monroe 700 JV LLC (2,141 preferred units)	(10)(13)	n/a	n/a	8.00% Cash/ 4.00% PIK	7/2/2021	—	—	3	2,152	1.1%
								3	2,152	1.1%
Healthcare & Pharmaceuticals
Bluesight, Inc. (21 Class A preferred units)		n/a	n/a	9.00% PIK	7/17/2023	—	—	21	19	0.0%
Bluesight, Inc. (11,087 Class B common units)	(11)	—	—	—	7/17/2023	—	—	—	—	0.0%
Dorado Acquisition, Inc. (189,922 Class A-1 units)	(11)	—	—	—	6/30/2021	—	—	207	209	0.1%
Dorado Acquisition, Inc. (189,922 Class A-2 units)	(11)	—	—	—	6/30/2021	—	—	—	32	0.0%
KL Moon Acquisition, LLC (fka Spectrum Science Communications, LLC) (0.1% shares of the equity)	(11)	—	—	—	1/31/2023	—	—	491	422	0.2%
NationsBenefits, LLC (116,460 Series B units)	(13)	n/a	n/a	5.00% PIK	8/20/2021	—	—	781	706	0.3%
NationsBenefits, LLC (106,667 common units)	(11)(13)	—	—	—	8/20/2021	—	—	153	—	0.0%
NQ PE Project Colosseum Midco Inc. (327,133 common units)	(11)	—	—	—	10/4/2022	—	—	327	326	0.2%
Seran BioScience, LLC (33,333 common units)	(11)(13)	—	—	—	12/31/2020	—	—	334	755	0.4%
Vero Biotech Inc. (warrant to purchase up to 0.19% of the equity)	(11)	—	—	—	12/29/2023	12/29/2033	—	—	—	0.0%
								2,314	2,469	1.2%
High Tech Industries
Amelia Holding II, LLC (warrant to purchase up to 0.1% of the equity)	(11)	—	—	—	12/21/2022	12/21/2032	—	—	29	0.0%
Drawbridge Partners, LLC (130,433 Class A-1 units)	(11)	—	—	—	9/1/2022	—	—	130	147	0.1%
Planful, Inc. (473,082 Class A units)		n/a	n/a	8.00% PIK	12/28/2018	—	—	473	942	0.5%
Planful, Inc. (35,791 Class B units)	(11)	—	—	—	5/3/2023	—	—	—	23	0.0%
Recorded Future, Inc. (80,486 Class A units)	(11)(21)	—	—	—	7/3/2019	—	—	81	261	0.1%
Sparq Holdings, Inc. (300,000 common units)	(11)	—	—	—	6/15/2023	—	—	300	312	0.2%
								984	1,714	0.9%
Hotels, Gaming & Leisure
Equine Network, LLC (108 Class A units)	(11)(13)	—	—	—	12/31/2020	—	—	111	110	0.1%
								111	110	0.1%

MONROE CAPITAL CORPORATION
CONSOLIDATED SCHEDULE OF INVESTMENTS - (continued)
December 31, 2023
(in thousands, except for shares and units)

Portfolio Company (1)	Footnotes	Index (2)	Spread (2)	Interest Rate	Acquisition Date (3)	Maturity	Principal	Amortized Cost	Fair Value (4)	% of Net Assets (5)

Media: Advertising, Printing & Publishing
AdTheorent Holding Company, Inc. (177,362 shares of common stock)	(10)(11)(22)	—	—	—	12/22/2016	—	—	$114	$257	0.1%
InMobi Pte, Ltd. (warrant to purchase up to 2.8% of the equity)	(10)(11)(18)	—	—	—	9/18/2015	9/18/2025	—	—	1,695	0.8%
Relevate Health Group, LLC (40 preferred units)		n/a	n/a	12.00% PIK	11/20/2020	—	—	40	19	0.0%
Relevate Health Group, LLC (40 Class B common units)	(11)	—	—	—	11/20/2020	—	—	—	—	0.0%
Spherix Global Inc. (81 Class A units)	(11)	—	—	—	12/22/2021	—	—	81	34	0.0%
XanEdu Publishing, Inc. (49,479 Class A units)		n/a	n/a	8.00% PIK	1/28/2020	—	—	49	225	0.1%
								284	2,230	1.0%
Media: Broadcasting & Subscription
Vice Acquisition Holdco, LLC (fka Vice Group Holding Inc.) (1,480,000 Class A units)	(11)(19)	—	—	—	7/31/2023	—	—	1,480	604	0.3%
								1,480	604	0.3%
Media: Diversified & Production
Attom Intermediate Holdco, LLC (297,197 Class A units)	(11)(13)	—	—	—	1/4/2019	—	—	297	362	0.2%
Chess.com, LLC (2 Class A units)	(11)(13)	—	—	—	12/31/2021	—	—	87	75	0.0%
V10 Entertainment, Inc. (392,157 shares of common units)	(11)(23)	—	—	—	1/12/2023	—	—	203	185	0.1%
								587	622	0.3%
Retail
BLST Operating Company, LLC (139,883 Class A units)	(11)(13)	—	—	—	8/28/2020	—	—	712	420	0.2%
								712	420	0.2%
Services: Business
APCO Worldwide, Inc. (100 Class A voting common stock)	(11)	—	—	—	11/1/2017	—	—	395	869	0.4%
								395	869	0.4%
Services: Consumer
Education Corporation of America - Series G Preferred Stock (8,333 shares)	(16)	n/a	n/a	12.00% PIK	9/3/2015	—	—	7,492	—	0.0%
Express Wash Acquisition Company, LLC (31,200 Class A common units)	(11)(13)	—	—	—	11/15/2023	—	—	—	—	0.0%
Express Wash Acquisition Company, LLC (31 Class A preferred units)	(13)	n/a	n/a	8.00% PIK	11/15/2023	—	—	31	32	0.0%
Express Wash Acquisition Company, LLC (146,770 Class B common units)	(11)(13)	—	—	—	11/15/2023	—	—	—	—	0.0%
Express Wash Acquisition Company, LLC (147 Class B preferred units)	(13)	n/a	n/a	8.00% PIK	11/15/2023	—	—	127	26	0.0%
IDIG Parent, LLC (245,958 shares of common stock)	(11)(13)(24)	—	—	—	1/4/2021	—	—	250	306	0.2%
Kar Wash Holdings, LLC (99,807 Class A units)	(11)	—	—	—	2/28/2022	—	—	103	75	0.0%
Kar Wash Holdings, LLC - (8,619 preferred units)	(11)	—	—	—	6/27/2023	—	—	11	11	0.0%
								8,014	450	0.2%
Telecommunications
American Broadband and Telecommunications Company LLC (warrant to purchase up to 0.2% of the equity)	(11)	—	—	—	6/10/2022	6/10/2032	—	42	49	0.0%
								42	49	0.0%

MONROE CAPITAL CORPORATION
CONSOLIDATED SCHEDULE OF INVESTMENTS - (continued)
December 31, 2023
(in thousands, except for shares and units)

Portfolio Company (1)	Footnotes	Index (2)	Spread (2)	Interest Rate	Acquisition Date (3)	Maturity	Principal	Amortized Cost	Fair Value (4)	% of Net Assets (5)
Wholesale
Nearly Natural, Inc. (152,174 Class A units)	(11)	—	—	—	12/15/2017	—	—	$153	$—	0.0%
Nearly Natural, Inc. (61,087 Class AA units)	(11)	—	—	—	8/27/2021	—	—	61	28	0.0%
								214	28	0.0%
Total Non-Controlled/Non-Affiliate Equity Securities								17,364	13,107	6.3%
Total Non-Controlled/Non-Affiliate Company Investments								$377,620	$371,723	182.7%

Non-Controlled Affiliate Company Investments (8)
Senior Secured Loans
Beverage, Food & Tobacco
TJ Management HoldCo LLC (Revolver)	(14)	SF	5.61%	10.94%	9/9/2020	6/28/2024	477	$—	$—	0.0%
							477	—	—	0.0%
FIRE: Real Estate
American Community Homes, Inc.		SF	2.11%	7.47% PIK	7/22/2014	12/31/2026	12,648	12,647	8,110	4.0%
American Community Homes, Inc.		SF	2.11%	7.47% PIK	7/22/2014	12/31/2026	6,223	6,223	3,990	2.0%
American Community Homes, Inc.		SF	2.11%	7.47% PIK	5/24/2017	12/31/2026	767	766	491	0.2%
American Community Homes, Inc.		SF	2.11%	7.47% PIK	8/10/2018	12/31/2026	2,819	2,819	1,808	0.9%
American Community Homes, Inc.		SF	2.11%	7.47% PIK	3/29/2019	12/31/2026	5,219	5,219	3,347	1.6%
American Community Homes, Inc.		SF	2.11%	7.47% PIK	9/30/2019	12/31/2026	25	25	16	0.0%
American Community Homes, Inc.		SF	2.11%	7.47% PIK	12/30/2019	12/31/2026	120	120	77	0.0%
American Community Homes, Inc. (Revolver)	(14)	SF	2.11%	7.47% PIK	3/30/2020	12/31/2026	2,500	—	—	0.0%
HFZ Capital Group LLC	(10)(20)(25)	P	9.46%	17.96% PIK	10/20/2017	n/a	13,242	13,242	17,233	8.5%
HFZ Capital Group LLC	(10)(20)(25)	P	9.46%	17.96% PIK	10/20/2017	n/a	4,758	4,758	6,191	3.0%
MC Asset Management (Corporate), LLC	(10)(25)	SF	15.00%	20.39% PIK	1/26/2021	1/26/2024	10,237	10,237	10,237	5.0%
MC Asset Management (Corporate), LLC	(10)(25)	SF	15.00%	20.39% PIK	4/26/2021	1/26/2024	3,051	3,051	3,051	1.5%
Second Avenue SFR Holdings II LLC (Revolver)	(10)(14)	SF	7.00%	12.34%	8/11/2021	8/9/2024	4,875	3,323	3,323	1.6%
							66,484	62,430	57,874	28.3%
High Tech Industries
Mnine Holdings, Inc.		SF	8.26%	13.61% PIK	11/2/2018	12/30/2024	6,266	6,266	6,187	3.0%
Mnine Holdings, Inc.		SF	8.26%	13.61% PIK	7/27/2023	12/30/2024	55	55	55	0.0%
Mnine Holdings, Inc. (Revolver)	(14)	SF	7.26%	12.61%	8/9/2022	12/30/2024	747	666	658	0.3%
							7,068	6,987	6,900	3.3%
Services: Consumer
NECB Collections, LLC (Revolver)	(14)(16)(20)	L	11.00%	16.94%	6/25/2019	n/a	1,356	1,312	424	0.2%
							1,356	1,312	424	0.2%
Total Non-Controlled Affiliate Senior Secured Loans							75,385	70,729	65,198	31.8%

Junior Secured Loans
FIRE: Real Estate
SFR Holdco, LLC	(10)	n/a	n/a	8.00%	8/6/2021	7/28/2028	5,850	5,850	5,539	2.7%
							5,850	5,850	5,539	2.7%
Total Non-Controlled Affiliate Company Junior Secured Loans							5,850	5,850	5,539	2.7%

MONROE CAPITAL CORPORATION
CONSOLIDATED SCHEDULE OF INVESTMENTS - (continued)
December 31, 2023
(in thousands, except for shares and units)

Portfolio Company (1)	Footnotes	Index (2)	Spread (2)	Interest Rate	Acquisition Date (3)	Maturity	Principal	Amortized Cost	Fair Value (4)	% of Net Assets (5)
Equity Securities (8)(12)
Beverage, Food & Tobacco
TJ Management HoldCo LLC (16 shares of common stock)	(11)(13)	—	—	—	9/9/2020	—	—	$1,631	$3,229	1.6%
								1,631	3,229	1.6%
FIRE: Real Estate
American Community Homes, Inc. (4,940 shares of common stock)	(11)	—	—	—	12/29/2022	—	—	—	—	0.0%
MC Asset Management (Corporate), LLC (15.9% of interests)	(10)(11)(13)(25)	—	—	—	6/11/2019	—	—	793	1,045	0.5%
SFR Holdco, LLC (24.4% of equity commitments) (#)	(10)(11)	—	—	—	8/6/2021	—	—	3,900	4,372	2.1%
								4,693	5,417	2.6%
Healthcare & Pharmaceuticals
Ascent Midco, LLC (2,032,258 Class A units)	(13)	n/a	n/a	8.00% PIK	2/5/2020	—	—	2,032	1,932	0.9%
Familia Dental Group Holdings, LLC (1,230 Class A units)	(11)(13)	—	—	—	4/8/2016	—	—	4,213	2,226	1.1%
								6,245	4,158	2.0%
High Tech Industries
Mnine Holdings, Inc. (6,400 Class B units)	(11)	—	—	—	6/30/2020	—	—	—	—	0.0%
								—	—	0.0%
Services: Consumer
NECB Collections, LLC (20.8% of LLC units)	(11)(13)	—	—	—	6/21/2019	—	—	1,458	—	0.0%
								1,458	—	0.0%
Total Non-Controlled Affiliate Equity Securities								14,027	12,804	6.2%
Total Non-Controlled Affiliate Company Investments								$90,606	$83,541	40.7%

Controlled Affiliate Company Investments (9)
Equity Securities
Investment Funds & Vehicles
MRCC Senior Loan Fund I, LLC (50.0% of the equity interests)	(10)	—	—	—	10/31/2017	—	—	42,650	33,122	16.3%
Total Controlled Affiliate Equity Securities								42,650	33,122	16.3%
Total Controlled Affiliate Company Investments								$42,650	$33,122	16.3%

TOTAL INVESTMENTS								$510,876	$488,386	239.7%

MONROE CAPITAL CORPORATION
CONSOLIDATED SCHEDULE OF INVESTMENTS - (continued)
December 31, 2023
(in thousands, except for shares and units)
Derivative Instruments
Foreign currency forward contracts
There were no foreign currency forward contracts held as of December 31, 2023.
_______________________________________________________
(1)    All of the Company's investments are issued by eligible portfolio companies, as defined in the Investment Company Act of 1940 (the “1940 Act”), unless otherwise noted. All of the Company's investments are issued by U.S. portfolio companies unless otherwise noted.
(2)    The majority of the investments bear interest at a rate that may be determined by reference to the Secured Overnight Financing Rate ("SOFR" or "SF"), London Interbank Offered Rate (“LIBOR” or “L”) or Prime Rate ("Prime" or "P"), which reset daily, monthly, quarterly or semiannually. For each such investment, the Company has provided the spread over SOFR, LIBOR or Prime, as applicable, and the current contractual interest rate at December 31, 2023. Certain investments may be subject to an interest rate floor or rate cap. Certain investments contain a payment-in-kind ("PIK") provision.
(3)     Except as otherwise noted, all of the Company’s portfolio company investments, which as of December 31, 2023 represented 239.7% of the Company’s net assets or 95.2% of the Company’s total assets, are subject to legal restrictions on sales.
(4)    Because there is no readily available market value for these investments, the fair value of these investments is determined in good faith using significant unobservable inputs by the Valuation Designee. (See Note 4 in the accompanying notes to the consolidated financial statements.)
(5)      Percentages are based on net assets of $203,724 as of December 31, 2023.
(6)     The Company structures its unitranche secured loans as senior secured loans. The Company obtains security interests in the assets of these portfolio companies that serve as collateral in support of the repayment of these loans. This collateral may take the form of first-priority liens on the assets of a portfolio company. Generally, the Company syndicates a “first out” portion of the loan to an investor and retains a "last out” portion of the loan, in which case the “first out” portion of the loan will generally receive priority with respect to payments of principal, interest and any other amounts due thereunder. Unitranche structures combine characteristics of traditional first lien senior secured as well as second lien and subordinated loans and the Company’s unitranche secured loans will expose the Company to the risks associated with second lien and subordinated loans and may limit the Company’s recourse or ability to recover collateral upon a portfolio company’s bankruptcy. Unitranche secured loans typically provide for moderate loan amortization in the initial years of the facility, with the majority of the amortization deferred until loan maturity. Unitranche secured loans generally allow the borrower to make a large lump sum payment of principal at the end of the loan term, and there is a risk of loss if the borrower is unable to pay the lump sum or refinance the amount owed at maturity. In many cases the Company, together with its affiliates, are the sole or majority lender of these unitranche secured loans, which can afford the Company additional influence with a borrower in terms of monitoring and, if necessary, remediation in the event of underperformance.
(7)     Represents less than 5% ownership of the portfolio company’s voting securities.
(8)    As defined in the 1940 Act, the Company is deemed to be an “Affiliated Person” of the portfolio company as it owns 5% or more of the portfolio company’s voting securities. See Note 5 in the accompanying notes to the consolidated financial statements for additional information on transactions in which the issuer was an Affiliated Person (but not a portfolio company that the Company is deemed to control).
(9)     As defined in the 1940 Act, the Company is deemed to be both an “Affiliated Person” of and to “Control” this portfolio company as it owns more than 25% of the portfolio company’s voting securities. See Note 5 in the accompanying notes to the consolidated financial statements for additional information on transactions in which the issuer was both an Affiliated Person and a portfolio company that the Company is deemed to Control.
(10)    This investment is treated as a non-qualifying investment under Section 55(a) of the 1940 Act. Under the 1940 Act, the Company may not acquire any non-qualifying asset unless, at the time the acquisition is made, qualifying assets represent at least 70% of the Company’s total assets. As of December 31, 2023, non-qualifying assets totaled 23.6% of the Company’s total assets.
(11)    Represents a non-income producing security.
(12)    Ownership of certain equity investments may occur through a holding company or partnership.
(13)    Investment is held by a taxable subsidiary of the Company. See Note 2 in the accompanying notes to the consolidated financial statements for additional information on the Company’s wholly-owned taxable subsidiaries.
(14)     All or a portion of this commitment was unfunded at December 31, 2023. As such, interest is earned only on the funded portion of this commitment.
(15)    This delayed draw loan requires that certain financial covenants be met by the portfolio company prior to any fundings.

MONROE CAPITAL CORPORATION
CONSOLIDATED SCHEDULE OF INVESTMENTS - (continued)
December 31, 2023
(in thousands, except for shares and units)
(16)    This position was on non-accrual status as of December 31, 2023, meaning that the Company has ceased accruing interest income on the position. See Note 2 in the accompanying notes to the consolidated financial statements for additional information on the Company’s accounting policies.
(17)    This investment represents a note convertible to preferred shares of the borrower.
(18)    The headquarters of this portfolio company is located in Singapore.
(19)    During the year ended December 31, 2023, the senior secured lender group of Vice Group Inc. ("Vice OldCo") established Vice Acquisition Holdco, LLC ("Vice NewCo") in order to acquire a substantial portion of the assets of Vice OldCo as a part of a bankruptcy restructuring. Vice NewCo credit bid a portion of the senior secured debt in Vice OldCo to acquire certain assets of Vice OldCo which constitute the ongoing operations of the portfolio company. The Company's outstanding senior secured debt investment in Vice OldCo was reduced and rolled into new secured debt investments and the remaining amount of the credit bid established the cost basis of its new equity investment. While the Company still has loans outstanding at Vice OldCo, the Company has valued these positions at zero as end of the period.
(20)    This is a demand note with no stated maturity.
(21)    As of December 31, 2023, the Company was party to a subscription agreement with a commitment to fund an additional equity investment of $16.
(22)    The fair value of this investment was valued using Level 1 inputs. See Note 4 in the accompanying notes to the consolidated financial statements.
(23)    As of December 31, 2023, the company was party to a subscription agreement with a commitment to fund an additional equity investment of $189.
(24)    As of December 31, 2023, the Company was party to a subscription agreement with a commitment to fund an equity investment of $43.
(25)    The Company restructured its investments in HFZ Capital Group LLC (“HFZ”) and HFZ Member RB portfolio, LLC (“Member RB”) during 2020. As part of the restructuring of HFZ, the Company obtained a 15.9% equity interest in MC Asset Management (Corporate), LLC (“Corporate”). As part of the Member RB restructuring, the Company exchanged its loan in Member RB for a promissory note in MC Asset Management (Industrial), LLC (“Industrial”). Corporate owns 100% of the equity of Industrial. In conjunction with these restructurings, the Company participated $4,758 of principal of its loan to HFZ as an equity contribution to Industrial. This participation did not qualify for sale accounting under ASC Topic 860–Transfers and Servicing because the sale did not meet the definition of a “participating interest”, as defined in the guidance, in order for sale treatment to be allowed. As a result, the Company continues to reflect its full investment in HFZ but has split the loan into two investments.

n/a - not applicable

See Notes to Consolidated Financial Statements.

MONROE CAPITAL CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in thousands, except share and per share data)

Note 1. Organization and Principal Business
Monroe Capital Corporation (together with its subsidiaries, the “Company”) is an externally managed, non-diversified, closed-end management investment company and has elected to be regulated as a business development company (“BDC”) under the Investment Company Act of 1940, as amended (the “1940 Act”). The Company’s investment objective is to maximize the total return to its stockholders in the form of current income and capital appreciation through investment in senior secured, junior secured and unitranche secured (a combination of senior secured and junior secured debt in the same facility in which the Company syndicates a “first out” portion of the loan to an investor and retains a “last out” portion of the loan) debt and, to a lesser extent, unsecured subordinated debt and equity co-investments in preferred and common stock and warrants. The Company is managed by Monroe Capital BDC Advisors, LLC (“MC Advisors”), a registered investment adviser under the Investment Advisers Act of 1940, as amended. In addition, for U.S. federal income tax purposes, the Company has elected to be treated as a regulated investment company (“RIC”) under Subchapter M of the Internal Revenue Code of 1986, as amended (the “Code”). The Company currently qualifies and intends to qualify annually to be treated as a RIC for U.S. federal income tax purposes.
On February 28, 2014, the Company’s wholly-owned subsidiary, Monroe Capital Corporation SBIC, LP (“MRCC SBIC”), a Delaware limited partnership, received a license from the Small Business Administration (“SBA”) to operate as a Small Business Investment Company (“SBIC”) under Section 301(c) of the Small Business Investment Act of 1958, as amended. MRCC SBIC commenced operations on September 16, 2013. MRCC SBIC received approval from the SBA to surrender its SBIC license and on March 31, 2022, MRCC SBIC was dissolved. See Note 7 for additional information.
Note 2. Summary of Significant Accounting Policies
Basis of Presentation
The accompanying consolidated financial statements of the Company have been prepared in accordance with generally accepted accounting principles in the United States of America (“GAAP”). The accompanying consolidated financial statements of the Company and related financial information have been prepared pursuant to the requirements for reporting on Form 10-K and Articles 6 and 10 of Regulation S-X. The Company has determined it meets the definition of an investment company and follows the accounting and reporting guidance in the Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) Topic 946 – Financial Services – Investment Companies (“ASC Topic 946”). Certain prior period amounts have been reclassified to conform to current period presentation.
Use of Estimates
The preparation of the consolidated financial statements in conformity with GAAP requires the Company to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities as of the date of the consolidated financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.
Consolidation
As permitted under ASC Topic 946, the Company will generally not consolidate its investment in a portfolio company other than an investment company subsidiary or a controlled operating company whose business consists of providing services to the Company. Accordingly, the Company consolidated the results of its wholly-owned subsidiaries, including MRCC SBIC (through its dissolution date on March 31, 2022) and its wholly-owned general partner MCC SBIC GP, LLC, and the Company’s wholly-owned taxable subsidiaries (the “Taxable Subsidiaries”) in its consolidated financial statements. The purpose of the Taxable Subsidiaries is to permit the Company to hold equity investments in portfolio companies that are taxed as partnerships for U.S. federal income tax purposes while complying with the “source of income” requirements contained in the RIC tax provisions of the Code. The Taxable Subsidiaries are not consolidated with the Company for U.S. federal corporate income tax purposes, and each Taxable Subsidiary is subject to U.S. federal corporate income tax on its taxable income. All intercompany balances and transactions have been eliminated. The Company does not consolidate its non-controlling interest in MRCC Senior Loan Fund I, LLC (“SLF”). See further description of the Company’s investment in SLF in Note 3.

MONROE CAPITAL CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in thousands, except share and per share data)
Fair Value of Financial Instruments
The Company applies fair value to substantially all of its financial instruments in accordance with ASC Topic 820 – Fair Value Measurements and Disclosures (“ASC Topic 820”). ASC Topic 820 defines fair value, establishes a framework used to measure fair value, and requires disclosures for fair value measurements, including the categorization of financial instruments into a three-level hierarchy based on the transparency of valuation inputs. See Note 4 for further discussion regarding the fair value measurements and hierarchy.
ASC Topic 820 requires disclosure of the fair value of financial instruments for which it is practical to estimate such value. The Company believes that the carrying amounts of its other financial instruments such as cash and cash equivalents, receivables and payables approximate the fair value of such items due to the short maturity of such instruments.
Revenue Recognition
The Company’s revenue recognition policies are as follows:
Investments and related investment income: Interest and dividend income is recorded on the accrual basis to the extent that the Company expects to collect such amounts. Interest income is accrued based upon the outstanding principal amount and contractual terms of debt and preferred equity investments. Interest is accrued on a daily basis. The Company records fees on loans based on the determination of whether the fee is considered a yield enhancement or payment for a service. If the fee is considered a yield enhancement associated with a funding of cash on a loan, the fee is generally deferred and recognized into interest income using the effective interest method if captured in the cost basis or using the straight-line method if the loan is unfunded and therefore there is no cost basis. If the fee is not considered a yield enhancement because a service was provided, and the fee is payment for that service, the fee is deemed earned and recorded as other income in the period the service is completed.
Dividend income on preferred equity securities is recorded as dividend income on an accrual basis to the extent that such amounts are payable by the portfolio company and are expected to be collected. Dividend income on common equity securities is recorded on the record date for private portfolio companies. Each distribution received from limited liability company (“LLC”) and limited partnership (“LP”) investments is evaluated to determine if the distribution should be recorded as dividend income or a return of capital. Generally, the Company will not record distributions from equity investments in LLCs and LPs as dividend income unless there are sufficient accumulated tax-basis earnings and profits in the LLC or LP prior to the applicable distribution. Distributions that are classified as a return of capital are recorded as a reduction in the cost basis of the investment. For the years ended December 31, 2024, 2023 and 2022, the Company received return of capital distributions from its equity investments of $39, zero and $290, respectively.
The Company has certain investments in its portfolio that contain a payment-in-kind (“PIK”) provision, which represents contractual interest or dividends that are added to the principal balance and recorded as income. The Company stops accruing PIK interest or PIK dividends when it is determined that PIK interest or PIK dividends are no longer collectible. To maintain RIC tax treatment, and to avoid incurring corporate U.S. federal income tax, substantially all income accrued from PIK provisions must be paid out to stockholders in the form of distributions, even though the Company has not yet collected the cash.
Loan origination fees, original issue discount and market discount or premiums are capitalized and amortized into interest income over the contractual life of the respective investment using the effective interest method. Unamortized discounts and loan origination fees totaled $2,975 and $3,806 as of December 31, 2024 and 2023, respectively. Upfront loan origination and closing fees received for the years ended December 31, 2024, 2023 and 2022 totaled $1,147, $1,116 and $3,475, respectively. Upon the prepayment of a loan or debt security, any unamortized premium or discount or loan origination fees are recorded as interest income.

MONROE CAPITAL CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in thousands, except share and per share data)
The components of the Company’s investment income were as follows:

	For the Years Ended December 31,
	2024	2023	2022
Interest income	$44,283	$49,779	$41,449
PIK interest income	9,161	9,407	6,689
Dividend income (1)	4,292	4,188	4,161
Other income (2)	1,324	(679)	2,380
Prepayment gain (loss)	531	553	803
Accretion of discounts and amortization of premiums	936	1,049	1,084
Total investment income	$60,527	$64,297	$56,566
________________________________________________________
(1)Includes PIK dividends of $457, $477 and $475, respectively.
(2)During the year ended December 31, 2023 there was a reversal of $1,559 of previously accrued other income associated with the Company’s former loan investment in IT Global Holding, LLC.
Investment transactions are recorded on a trade-date basis. Realized gains or losses on portfolio investments are calculated based upon the difference between the net proceeds from the disposition and the amortized cost basis of the investment, without regard to unrealized gains or losses previously recognized. Realized gains and losses are recorded within net realized gain (loss) on investments on the consolidated statements of operations. Changes in the fair value of investments from the prior period, as determined through the application of the Company’s valuation policy, are included within net change in unrealized gain (loss) on investments on the consolidated statements of operations.
Non-accrual: Loans or preferred equity investments are placed on non-accrual status when principal, interest or dividend payments become materially past due, or when there is reasonable doubt that principal, interest or dividends will be collected. Additionally, any original issue discount and market discount are no longer accreted to interest income as of the date the loan is placed on non-accrual status. Interest payments received on non-accrual loans may be recognized as income or applied to principal depending upon management’s judgment. Non-accrual loans or preferred equity investments are restored to accrual status when past due principal, interest, or dividends are paid, or are expected to be paid, and, in management’s judgment are likely to remain current. As of December 31, 2024 and 2023, there were 10 and five borrowers, respectively, with a loan or preferred equity investment on non-accrual status. The fair value of the Company’s investments on non-accrual status totaled $15,723 and $7,456 at December 31, 2024 and 2023, respectively.
Distributions
Distributions to common stockholders are recorded on the applicable record date. The amount, if any, to be distributed to common stockholders is determined by the Board at least quarterly and is generally based upon the Company’s earnings as estimated by management. Net realized capital gains, if any, are generally distributed at least annually.
The determination of the tax attributes for the Company’s distributions is made annually, based upon its taxable income for the full year and distributions paid for the full year. Ordinary dividend distributions from a RIC do not qualify for the preferential tax rate on qualified dividend income from domestic corporations and qualified foreign corporations, except to the extent that the RIC received the income in the form of qualifying dividends from domestic corporations and qualified foreign corporations. The tax attributes for distributions will generally include both ordinary income and capital gains, but may also include qualified dividends or return of capital.

MONROE CAPITAL CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in thousands, except share and per share data)
In October 2012, the Company adopted a dividend reinvestment plan (“DRIP”) that provides for the reinvestment of distributions on behalf of its stockholders, unless a stockholder elects to receive cash prior to the record date. When the Company declares a cash distribution, stockholders who have not “opted out” of the DRIP prior to the record date will have their distribution automatically reinvested in additional shares of the Company’s common stock. The Company has the option to satisfy the share requirements of the DRIP through the issuance of new shares of common stock or through open market purchases of common stock by the DRIP plan administrator. Newly issued shares are valued based upon the final closing price of the Company’s common stock on a date determined by the Board. Shares purchased in the open market to satisfy the DRIP requirements will be valued based upon the average price of the applicable shares purchased by the DRIP plan administrator, before any associated brokerage or other costs. See Note 10 for additional information on the Company’s distributions.
Segment Reporting
In accordance with ASC Topic 280 – Segment Reporting, the Company has determined that it has a single reporting segment and operating unit structure. As a result, the Company’s segment accounting policies are the same as described herein and the Company does not have any intra-segment sales and transfers of assets. See Note 14 for additional information on the Company’s segment accounting policies.
Cash and Cash Equivalents
Cash and cash equivalents, including cash denominated in foreign currencies, primarily consists of cash, money market funds and short-term, highly liquid investments with original maturities of three months or less. The Company deposits its cash and cash equivalents in a financial institution and, at times, such balances may be in excess of the Federal Deposit Insurance Corporation (“FDIC”) insurance limit. The Company's deposits are held in high-quality financial institutions.
Debt Issuance Costs
Debt issuance costs represent fees and other direct incremental costs incurred in connection with the Company’s borrowings. As of December 31, 2024 and 2023, the Company had unamortized debt issuance costs of $1,925 and $3,235 respectively, presented as a direct reduction of the carrying amount of debt on the consolidated statements of assets and liabilities. These amounts are amortized and included in interest and other debt financing expenses on the consolidated statements of operations over the estimated average life of the borrowings. Amortization of debt issuance costs for the year ended December 31, 2024, 2023 and 2022 was $1,317, $1,308 and $2,126, respectively.
Offering Costs
Offering costs include, among other things, fees paid in relation to legal, accounting, regulatory and printing work completed in preparation of debt and equity offerings. Offering costs from equity offerings are charged against the proceeds from the offering within the consolidated statements of changes in net assets. Offering costs from debt offerings are reclassified to unamortized debt issuance costs on the consolidated statements of assets and liabilities as noted above. As of both December 31, 2024 and 2023, other assets on the consolidated statements of assets and liabilities included $262 of deferred offering costs, which will be charged against the proceeds from future debt or equity offerings when completed.
Investments Denominated in Foreign Currency
As of December 31, 2024 and 2023, the Company held no investments denominated in a foreign currency.
At each balance sheet date, portfolio company investments denominated in foreign currencies are translated into U.S. dollars using the spot exchange rate on the last business day of the period. Purchases and sales of foreign portfolio company investments, and any income from such investments, are translated into U.S. dollars using the rates of exchange prevailing on the respective dates of such transactions.

MONROE CAPITAL CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in thousands, except share and per share data)
Although the fair values of foreign portfolio company investments and the fluctuation in such fair values are translated into U.S. dollars using the applicable foreign exchange rates described above, the Company does not isolate the portion of the change in fair value resulting from foreign currency exchange rates fluctuations from the change in fair value of the underlying investment. All fluctuations in fair value are included in net change in unrealized gain (loss) on investments on the Company’s consolidated statements of operations.
Investments denominated in foreign currencies and foreign currency transactions may involve certain consideration and risks not typically associated with those of domestic origin, including unanticipated movements in the value of the foreign currency relative to the U.S. dollar.
Derivative Instruments
The Company may enter into foreign currency forward contracts to reduce the Company’s exposure to foreign currency exchange rate fluctuations. In a foreign currency forward contract, the Company agrees to receive or deliver a fixed quantity of one currency for another, at a pre-determined price at a future date. Foreign currency forward contracts are marked-to-market based on the difference between the forward rate and the exchange rate at the current period end. Unrealized gain (loss) on foreign currency forward contracts is recorded on the Company’s consolidated statements of assets and liabilities by counterparty on a net basis.
The Company does not utilize hedge accounting and as such values its foreign currency forward contracts at fair value with the change in unrealized gain or loss recorded in net change in unrealized gain (loss) on foreign currency forward contracts and the realized gain or loss recorded in net realized gain (loss) on foreign currency forward contracts on the Company’s consolidated statements of operations.
Income Taxes
The Company has elected to be treated and intends to qualify annually as a RIC under Subchapter M of the Code. As long as the Company maintains its status as a RIC, it generally will not be subject to U.S. federal income tax on any ordinary income or capital gains that it distributes at least annually to its stockholders.
To qualify as a RIC under Subchapter M of the Code, the Company must, among other things, meet certain source-of-income and asset diversification requirements. In addition, to qualify for RIC tax treatment, the Company must distribute to its stockholders, for each taxable year, at least 90% of its “investment company taxable income” for that year, which is generally its ordinary income plus the excess of its realized net short-term capital gains over its realized net long-term capital losses. In order for the Company not to be subject to U.S. federal excise taxes, it must distribute annually an amount at least equal to the sum of (i) 98% of its net ordinary income (taking into account certain deferrals and elections) for the calendar year, (ii) 98.2% of the amount by which our capital gain exceeds our capital loss (adjusted for certain ordinary losses) for the one-year period ending October 31 in that calendar year and (iii) certain undistributed amounts from previous years on which we paid no U.S. federal income tax. The Company, at its discretion, may carry forward taxable income in excess of calendar year dividends and pay U.S. federal income tax and a 4% nondeductible U.S. federal excise tax on this income. For the years ended December 31, 2024, 2023 and 2022, the Company recorded a net expense on the consolidated statements of operations of $456, $485 and $94, respectively, for U.S. federal excise tax. As of December 31, 2024 and 2023, the Company recorded an accrual for U.S. federal excise taxes of $316 and $247, respectively, which were included in accounts payable and accrued expenses on the consolidated statements of assets and liabilities.
The Company’s consolidated Taxable Subsidiaries may be subject to U.S. federal and state corporate-level income taxes. For the years ended December 31, 2024, 2023 and 2022, the Company recorded a net tax expense (benefit) of $(4), $321 and $1,311 respectively, on the consolidated statements of operations for these subsidiaries. As of both December 31, 2024 and 2023, there were no payables for corporate-level income taxes.

MONROE CAPITAL CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in thousands, except share and per share data)
The Company accounts for income taxes in conformity with ASC Topic 740 – Income Taxes (“ASC Topic 740”). ASC Topic 740 provides guidelines for how uncertain tax positions should be recognized, measured, presented and disclosed in the consolidated financial statements. ASC Topic 740 requires the evaluation of tax positions taken in the course of preparing the Company’s tax returns to determine whether the tax positions are “more-likely-than-not” to be sustained by the applicable tax authority. Tax benefits of positions not deemed to meet the more-likely-than-not threshold would be recorded as a tax expense in the current year. It is the Company’s policy to recognize accrued interest and penalties related to uncertain tax benefits in income tax expense. The Company did not take any material uncertain income tax positions through December 31, 2024. The Company’s federal income tax returns are subject to examination by the Internal Revenue Service (IRS) for a period of three fiscal years after they are filed. State and local tax returns may be subject to examination for an additional fiscal year depending on the jurisdiction.
Subsequent Events
The Company has evaluated the need for disclosures and/or adjustments resulting from subsequent events through the date the consolidated financial statements were issued. There have been no subsequent events that occurred during such period that would require disclosure in this Form 10-K or would be required to be recognized in the consolidated financial statements as of and for the year ended December 31, 2024, except as disclosed in Note 15.
Recent Accounting Pronouncements
In November 2023, the FASB issued ASU 2023-07, Segment Reporting (Topic 280) (“ASU 2023-07”),” which enhances disclosure requirements about significant segment expenses that are regularly provided to the chief operating decision maker (the “CODM”). ASU 2023-07, among other things, (i) requires a single segment public entity to provide all of the disclosures as required by Topic 280, (ii) requires a public entity to disclose the title and position of the CODM and an explanation of how the CODM uses the reported measure(s) of segment profit or loss in assessing segment performance and deciding how to allocate resources and (iii) provides the ability for a public entity to elect more than one performance measure. ASU 2023-07 is effective for the fiscal years beginning after December 15, 2023, and interim periods within fiscal years beginning after December 15, 2024. Early adoption is permitted and retrospective adoption is required for all prior periods presented. The Company has adopted ASU 2023-07 effective December 31, 2024 and concluded that the application of this guidance did not have any material impact on its consolidated financial statements. See Note 14 for more information on the effects of the adoption of ASU 2023-07.
In December 2023, the FASB issued ASU 2023-09, Income Taxes (Topic 740) (“ASU 2023-09”), which updates income tax disclosure requirements related to rate reconciliation, income taxes paid and other disclosures. ASU 2023-09 is effective for public business entities for fiscal years beginning after December 15, 2024 and is to be adopted on a prospective basis with the option to apply retrospectively. Early adoption is permitted for annual financial statements that have not yet been issued or made available for issuance. The Company is currently evaluating the impact of adopting ASU 2023-09 on its consolidated financial statements, however the Company does not expect a material impact on its consolidated financial statements.
In November 2024, the FASB issued ASU 2024-03, Income Statement-Reporting Comprehensive Income-Expense Disaggregation Disclosures (“ASU 2024-03”), which requires disaggregated disclosure of certain costs and expenses, including purchases of inventory, employee compensation, depreciation, amortization and depletion, within relevant income statement captions. ASU 2024-03 is effective for fiscal years beginning after December 15, 2026, and interim periods beginning with the first quarter ended March 31, 2028. Early adoption and retrospective application is permitted. The Company is currently assessing the impact of this guidance, however, the Company does not expect a material impact on its consolidated financial statements.

MONROE CAPITAL CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in thousands, except share and per share data)
Note 3. Investments
The following tables show the composition of the Company’s investment portfolio, at amortized cost and fair value (with corresponding percentage of total portfolio investments):

	December 31, 2024		December 31, 2023
Amortized Cost:
Senior secured loans	$372,074	75.0%	$393,723	77.1%
Unitranche secured loans	3,835	0.8	13,740	2.7
Junior secured loans	35,771	7.2	29,372	5.8
LLC equity interest in SLF	42,650	8.6	42,650	8.3
Equity securities	41,467	8.4	31,391	6.1
Total	$495,797	100.0%	$510,876	100.0%

	December 31, 2024		December 31, 2023
Fair Value:
Senior secured loans	$357,994	78.3%	$388,882	79.6%
Unitranche secured loans	3,862	0.8	13,877	2.8
Junior secured loans	29,634	6.5	26,594	5.5
LLC equity interest in SLF	32,730	7.2	33,122	6.8
Equity securities	32,828	7.2	25,911	5.3
Total	$457,048	100.0%	$488,386	100.0%
The following tables show the composition of the Company’s investment portfolio by geographic region, at amortized cost and fair value (with corresponding percentage of total portfolio investments). The geographic composition is determined by the location of the corporate headquarters of the portfolio company, which may not be indicative of the primary source of the portfolio company’s business:

	December 31, 2024		December 31, 2023
Amortized Cost:
United States
Midwest	$178,051	35.9%	$158,383	31.0%
Northeast	103,354	20.8	108,707	21.3
Northwest	3,928	0.8	—	—
Southeast	116,087	23.5	134,899	26.4
Southwest	12,622	2.5	25,163	4.9
West	81,755	16.5	83,724	16.4
International (1)	—	—	—	—
Total	$495,797	100.0%	$510,876	100.0%
___________________________________________________
(1)Includes one equity security with no cost basis as of December 31, 2024 and 2023, respectively.

MONROE CAPITAL CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in thousands, except share and per share data)

	December 31, 2024		December 31, 2023
Fair Value:
United States
Midwest	$152,880	33.4%	$135,352	27.7%
Northeast	94,766	20.7	110,180	22.6
Northwest	4,030	0.9	—	—
Southeast	111,115	24.4	130,595	26.8
Southwest	13,186	2.9	25,610	5.2
West	79,683	17.4	84,954	17.4
International	1,388	0.3	1,695	0.3
Total	$457,048	100.0%	$488,386	100.0%
The following tables show the composition of the Company’s investment portfolio by industry, at amortized cost and fair value (with corresponding percentage of total portfolio investments):

	December 31, 2024		December 31, 2023
Amortized Cost
Aerospace & Defense	$—	—%	$7,784	1.5%
Automotive	20,188	4.1	19,781	3.9
Banking	11,689	2.4	16,290	3.2
Beverage, Food & Tobacco	4,554	0.9	4,481	0.9
Capital Equipment	4,809	1.0	4,880	1.0
Chemicals, Plastics & Rubber	3,784	0.8	2,934	0.6
Construction & Building	10,094	2.0	8,689	1.7
Consumer Goods: Durable	8,444	1.7	8,295	1.6
Consumer Goods: Non-Durable	3,857	0.8	3,415	0.7
Environmental Industries	67	0.0 *	5,421	1.1
FIRE: Finance	12,675	2.6	14,771	2.9
FIRE: Real Estate	90,397	18.2	87,226	17.1
Healthcare & Pharmaceuticals	83,481	16.8	70,992	13.9
High Tech Industries	42,841	8.6	42,123	8.2
Hotels, Gaming & Leisure	111	0.0 *	111	0.0 *
Investment Funds & Vehicles	42,650	8.6	42,650	8.3
Media: Advertising, Printing & Publishing	10,636	2.1	18,267	3.6
Media: Broadcasting & Subscription	4,574	0.9	4,214	0.8
Media: Diversified & Production	43,554	8.8	41,734	8.2
Retail	2,534	0.5	2,443	0.5
Services: Business	50,740	10.2	55,852	10.9
Services: Consumer	32,552	6.6	25,283	4.9
Telecommunications	5,496	1.1	7,262	1.4
Transportation: Cargo	5,794	1.2	—	—
Wholesale	276	0.1	15,978	3.1
Total	$495,797	100.0%	$510,876	100.0%

MONROE CAPITAL CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in thousands, except share and per share data)

	December 31, 2024		December 31, 2023
Fair Value:
Aerospace & Defense	$—	—%	$7,876	1.6%
Automotive	16,267	3.6	18,495	3.8
Banking	7,861	1.7	15,385	3.2
Beverage, Food & Tobacco	6,027	1.3	6,098	1.2
Capital Equipment	4,853	1.1	4,893	1.0
Chemicals, Plastics & Rubber	4,864	1.1	3,987	0.8
Construction & Building	10,334	2.3	8,813	1.8
Consumer Goods: Durable	8,263	1.8	8,242	1.7
Consumer Goods: Non-Durable	2,467	0.4	2,387	0.5
Environmental Industries	520	0.1	5,896	1.2
FIRE: Finance	12,789	2.8	15,388	3.3
FIRE: Real Estate	83,037	18.2	85,153	17.4
Healthcare & Pharmaceuticals	79,784	17.5	69,354	14.2
High Tech Industries	41,240	9.0	40,723	8.3
Hotels, Gaming & Leisure	144	0.0 *	110	0.0 *
Investment Funds & Vehicles	32,730	7.2	33,122	6.8
Media: Advertising, Printing & Publishing	12,035	2.6	20,238	4.1
Media: Broadcasting & Subscription	1,156	0.3	2,217	0.5
Media: Diversified & Production	43,717	9.6	41,897	8.6
Retail	2,036	0.4	1,995	0.4
Services: Business	51,175	11.2	56,655	11.6
Services: Consumer	24,113	5.3	16,772	3.4
Telecommunications	5,586	1.2	7,508	1.5
Transportation: Cargo	5,890	1.3	—	—
Wholesale	160	0.0*	15,182	3.1
Total	$457,048	100.0%	$488,386	100.0%
_______________________________________________________
*Represents an amount less than 0.1%
MRCC Senior Loan Fund I, LLC
The Company co-invests with Life Insurance Company of the Southwest (“LSW”) in senior secured loans through SLF, an unconsolidated Delaware LLC. SLF is capitalized as underlying investment transactions are completed, taking into account available debt and equity commitments available for funding these investments. All portfolio and investment decisions in respect to SLF must be approved by the SLF investment committee, consisting of one representative from the Company and one representative from LSW. SLF may cease making new investments upon notification of either member but operations will continue until all investments have been sold or paid-off in the normal course of business. Investments held by SLF are measured at fair value using the same valuation methodologies as described in Note 4. The Company’s investment is illiquid in nature as SLF does not allow for withdrawal from the LLC or the sale of a member’s interest unless approved by the board members of SLF. The full withdrawal of a member would result in an orderly wind-down of SLF.
SLF’s profits and losses are allocated to the Company and LSW in accordance with their respective ownership interests. As of both December 31, 2024 and 2023, the Company and LSW each owned 50.0% of the LLC equity interests of SLF. As of both December 31, 2024 and 2023, SLF had $100,000 in equity commitments from its members (in the aggregate), of which $85,300 was funded.

MONROE CAPITAL CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in thousands, except share and per share data)
As of both December 31, 2024 and 2023, the Company had committed to fund $50,000 of LLC equity interest subscriptions to SLF. As of both December 31, 2024 and 2023, $42,650 of the Company’s LLC equity interest subscriptions to SLF had been called and contributed, net of return of capital distributions subject to recall. For the years ended December 31, 2024 and 2023, our investment in SLF had a fair value of $32,730 and $33,121, respectively.
For the years ended December 31, 2024, 2023 and 2022 the Company received $3,600 of dividend income per year from its LLC equity interest in SLF.
SLF has a senior secured revolving credit facility (as amended, the “SLF Credit Facility”) with Capital One, N.A., through its wholly-owned subsidiary MRCC Senior Loan Fund I Financing SPV, LLC (“SLF SPV”). The SLF Credit Facility allows SLF SPV to borrow up to $110,000 (reduced from $175,000 on June 9, 2023), subject to leverage and borrowing base restrictions. Borrowings on the SLF Credit Facility bear interest at an annual rate of SOFR (three-month) plus 2.10% and the SLF Credit Facility has a maturity date of November 23, 2031. As of December 31, 2024 and 2023, the SLF Credit Facility was accruing a weighted average interest rate of 6.9% and 7.7%, respectively.
SLF does not pay any fees to MC Advisors or its affiliates; however, SLF has entered into an administration agreement with Monroe Capital Management Advisors, LLC (“MC Management”), pursuant to which certain loan servicing and administrative functions are delegated to MC Management. SLF may reimburse MC Management for its allocable share of overhead and other expenses incurred by MC Management. For the years ended December 31, 2024, 2023 and 2022 SLF incurred $160, $209 and 237, of allocable expenses, respectively. There are no agreements or understandings by which the Company guarantees any SLF obligations.
As of December 31, 2024 and 2023, SLF had total assets at fair value of $104,159and $148,449, respectively. As of both December 31, 2024 and 2023, SLF had four portfolio company investments on non-accrual status with a fair value of $5,184 and $4,260, respectively. The portfolio companies in SLF are in industries and geographies similar to those in which the Company may invest directly. Additionally, as of December 31, 2024 and 2023, SLF had $1,591 and $3,332, respectively, in outstanding commitments to fund investments under undrawn revolvers and delayed draw commitments.
Below is a summary of SLF’s portfolio, followed by a listing of the individual investments in SLF’s portfolio as of December 31, 2024 and 2023:

	December 31, 2024	December 31, 2023
Secured loans (1)	101,624	150,674
Weighted average current interest rate on secured loans (2)	9.3%	10.2%
Number of portfolio company investments in SLF	36	49
Largest portfolio company investment (1)	4,900	6,580
Total of five largest portfolio company investments (1)	23,901	26,415
________________________________________________________
(1)Represents outstanding principal amount, excluding unfunded commitments.
(2)Computed as the (a) annual stated interest rate on accruing secured loans divided by (b) total secured loans at outstanding principal amount.

MONROE CAPITAL CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in thousands, except share and per share data)

MRCC SENIOR LOAN FUND I, LLC
CONSOLIDATED SCHEDULE OF INVESTMENTS
December 31, 2024

Portfolio Company (1)	Footnotes	Index (2)	Spread (2)	Interest Rate (2)	Maturity	Principal	Fair Value
Non-Controlled/Non-Affiliate Company Investments
Senior Secured Loans
Aerospace & Defense
Trident Maritime Systems, Inc.		SF	7.65%	9.98% Cash/ 2.00% PIK	2/26/2027	3,145	$3,096
Trident Maritime Systems, Inc.		SF	7.60%	9.96% Cash/ 2.00% PIK	2/26/2027	137	135
Trident Maritime Systems, Inc. (Revolver)	(4)	SF	7.65%	10.01% Cash/ 2.00% PIK	2/26/2027	319	—
						3,601	3,231
Automotive
Accelerate Auto Works Intermediate, LLC		SF	4.90%	9.41%	12/1/2027	1,344	1,323
Accelerate Auto Works Intermediate, LLC		SF	4.90%	9.49%	12/1/2027	384	378
Accelerate Auto Works Intermediate, LLC (Revolver)	(4)	SF	4.90%	9.41%	12/1/2027	132	44
						1,860	1,745
Beverage, Food & Tobacco
SW Ingredients Holdings, LLC		SF	5.60%	9.96%	7/8/2027	3,506	3,503
						3,506	3,503
Capital Equipment
MacQueen Equipment, LLC		SF	5.51%	9.84%	1/7/2028	2,032	2,032
MacQueen Equipment, LLC		SF	5.51%	9.84%	1/7/2028	445	445
MacQueen Equipment, LLC (Revolver)	(4)	P	4.25%	11.75%	1/7/2028	296	20
						2,773	2,497
Chemicals, Plastics & Rubber
Phoenix Chemical Holding Company LLC		SF	7.11%	11.47%	10/3/2025	1,137	677
TJC Spartech Acquisition Corp.		SF	4.75%	9.41%	5/5/2028	4,167	3,026
						5,304	3,703
Consumer Goods: Durable
Runner Buyer INC.		SF	5.61%	10.11%	10/23/2028	2,910	1,382
						2,910	1,382
Consumer Goods: Non-Durable
PH Beauty Holdings III, INC.		SF	5.00%	10.17%	9/26/2025	2,342	2,333
						2,342	2,333
Containers, Packaging & Glass
Polychem Acquisition, LLC		SF	5.26%	9.85%	3/17/2025	2,828	2,463
PVHC Holding Corp		SF	6.90%	10.43% Cash/ 0.75% PIK	2/17/2027	1,891	1,869
						4,719	4,332
Energy: Oil & Gas
Offen, Inc.		SF	5.11%	9.47%	6/22/2026	2,249	2,209
Offen, Inc.		SF	5.11%	9.47%	6/22/2026	850	835
						3,099	3,044
FIRE: Finance
TEAM Public Choices, LLC		SF	5.11%	9.47%	12/17/2027	2,895	2,914
						2,895	2,914
FIRE: Real Estate
Avison Young (USA) Inc.	(3)(5)	SF	6.36%	10.70%	3/12/2028	601	606
						601	606

MONROE CAPITAL CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in thousands, except share and per share data)

MRCC SENIOR LOAN FUND I, LLC
CONSOLIDATED SCHEDULE OF INVESTMENTS
December 31, 2024

Portfolio Company (1)	Footnotes	Index (2)	Spread (2)	Interest Rate (2)	Maturity	Principal	Fair Value
Healthcare & Pharmaceuticals
LSCS Holdings, Inc.		SF	4.61%	8.97%	12/15/2028	1,791	$1,805
Natus Medical Incorporated		SF	5.60%	9.96%	7/20/2029	4,900	4,827
						6,691	6,632
High Tech Industries
Corel Inc.	(3)	SF	5.10%	9.61%	7/2/2026	3,200	2,706
Lightbox Intermediate, L.P.		SF	5.11%	9.44%	5/11/2026	4,725	4,725
TGG TS Acquisition Company		SF	6.61%	10.97%	12/12/2025	2,445	2,460
						10,370	9,891
Hotels, Gaming & Leisure
Excel Fitness Holdings, Inc.		SF	5.25%	9.58%	4/27/2029	4,309	4,301
Excel Fitness Holdings, Inc. (Revolver)	(4)	SF	5.25%	9.58%	4/28/2028	625	—
North Haven Spartan US Holdco, LLC		SF	5.75%	10.18%	6/5/2026	2,227	2,227
						7,161	6,528
Media: Diversified & Production
STATS Intermediate Holdings, LLC		SF	5.51%	10.03%	7/10/2026	4,750	4,698
TA TT Buyer, LLC		SF	4.75%	9.08%	3/30/2029	3,267	3,281
						8,017	7,979
Services: Business
Eliassen Group, LLC		SF	5.75%	10.08%	4/14/2028	3,186	3,118
Eliassen Group, LLC		SF	5.75%	10.26%	4/14/2028	229	224
Secretariat Advisors LLC		SF	4.86%	9.22%	12/29/2028	1,659	1,657
Secretariat Advisors LLC		SF	4.86%	9.22%	12/29/2028	265	264
SIRVA Worldwide Inc. (Delayed Draw)	(4)	SF	8.00%	12.35%	2/20/2029	381	241
						5,720	5,504
Services: Consumer
Laseraway Intermediate Holdings II, LLC		SF	5.75%	10.66%	10/14/2027	2,156	2,075
McKissock Investment Holdings, LLC		SF	5.00%	9.80%	3/9/2029	2,431	2,420
						4,587	4,495
Telecommunications
Mavenir Systems, Inc.		SF	5.01%	9.53%	8/18/2028	1,621	1,150
Sandvine Corporation	(5)	SF	9.00%	13.25%	10/3/2025	72	72
Sandvine Corporation	(5)	SF	9.00%	13.25%	10/3/2025	372	374
Sandvine Corporation (Delayed Draw)	(4)(5)	SF	9.00%	13.25%	10/3/2025	144	—
						2,209	1,596
Transportation: Cargo
Keystone Purchaser, LLC		SF	5.86%	10.22%	5/7/2027	4,854	4,836
						4,854	4,836
Wholesale
HALO Buyer, Inc.		SF	4.60%	8.96%	6/30/2025	4,672	4,456
						4,672	4,456
Total Non-Controlled/Non-Affiliate Senior Secured Loans						87,891	81,207

Junior Secured Loans
Consumer Goods: Durable
Elevate Textiles, Inc.	(5)	SF	6.65%	11.24%	9/30/2027	790	622
						790	622

MONROE CAPITAL CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in thousands, except share and per share data)

MRCC SENIOR LOAN FUND I, LLC
CONSOLIDATED SCHEDULE OF INVESTMENTS
December 31, 2024

Portfolio Company (1)	Footnotes	Index (2)	Spread (2)	Interest Rate (2)	Maturity	Principal	Fair Value
Healthcare & Pharmaceuticals
Radiology Partners, Inc.		SF	5.26%	8.28% Cash/ 1.50% PIK	1/31/2029	4,252	$4,213
						4,252	4,213
FIRE: Real Estate
Avison Young (USA) Inc.	(3)(5)	SF	8.26%	6.15% Cash/ 6.50% PIK	3/12/2029	1,492	1,178
Avison Young (USA) Inc.	(3)(5)	SF	8.26%	6.15% Cash/ 6.50% PIK	3/12/2029	510	299
						2,002	1,477
Media: Diversified & Production
Research Now Group, Inc. and Survey Sampling International, LLC		SF	5.76%	10.29%	10/15/2028	4,467	4,181
						4,467	4,181
Services: Business
Output Services Group, Inc.	(5)	SF	6.68%	11.11%	11/30/2028	1,042	1,042
SIRVA Worldwide Inc.		SF	8.00%	7.52% Cash/ 5.00% PIK	8/20/2029	1,171	1,160
						2,213	2,202
Telecommunications
Sandvine Corporation	(5)	n/a	n/a	2.00%	6/28/2027	1,602	$381
						1,602	381
Total Non-Controlled/Non-Affiliate Junior Secured Loans						15,326	13,076

Equity Securities (6)(7)(8)
Consumer Goods: Durable
Elevate Textiles, Inc. (fka International Textile Group, Inc.) (25,524 shares of common units)		—	—	—	—	—	86
							86
Chemicals, Plastics & Rubber
Polyventive Lender Holding Company LLC (0.84% of the equity)		—	—	—	—	—	—
							—
FIRE: Real Estate
Avison Young (USA) Inc. (1,605,312 Class A preferred shares)	(3)(5)	n/a	n/a	12.50% PIK	n/a	—	610
Avison Young (USA) Inc. (1,199 Class F common shares)	(3)	—	—	—	—	—	—
							610
Healthcare & Pharmaceuticals
Cano Health, Inc. (79,030 shares of common units)		—	—	—	—	—	692
Cano Health, Inc. (warrant to purchase up to 2,682 shares of common units)		—	—	—	6/28/2029	—	2
							694
Media: Diversified & Production
Research Now Group, Inc. and Survey Sampling International, LLC (61,590 shares of common units)		—	—	—	—	—	1,093
							1,093
Services: Business
SIRVA Worldwide Inc. (2,252 Class A common shares)		—	—	—	—	—	547
SIRVA Worldwide Inc. (518 Class A preferred shares)		—	—	—	—	—	25
Output Services Group, Inc. (51,370 Class A units)		—	—	—	—	—	613
							1,185

MONROE CAPITAL CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in thousands, except share and per share data)

MRCC SENIOR LOAN FUND I, LLC
CONSOLIDATED SCHEDULE OF INVESTMENTS
December 31, 2024

Portfolio Company (1)	Footnotes	Index (2)	Spread (2)	Interest Rate (2)	Maturity	Principal	Fair Value
Telecommunications
Sandvine Corporation (40 shares of Class A units)		—	—	—	—	—	$—
							—

Total Non-Controlled/Non-Affiliate Equities							3,668

TOTAL INVESTMENTS							$97,951
________________________________________________________
(1)All investments are U.S. companies unless otherwise noted.
(2)The majority of investments bear interest at a rate that may be determined by reference to the Secured Overnight Financing Rate (“SOFR” or “SF”) or Prime (“P”) which reset daily, monthly, quarterly or semiannually. The Company has provided the spread over SOFR or Prime and the current contractual rate of interest in effect at December 31, 2024. Certain investments may be subject to an interest rate floor or cap. Certain investments contain a Payment-in-Kind (“PIK”) provision.
(3)The headquarters of this portfolio company is located in Canada.
(4)All or a portion of this commitment was unfunded as of December 31, 2024. As such, interest is earned only on the funded portion of this commitment. Principal reflects the commitment outstanding.
(5)This position was on non-accrual status as of December 31, 2024, meaning that the Company has ceased accruing interest income on the position.
(6)Represents less than 5% ownership of the portfolio company’s voting securities.
(7)Ownership of certain equity investments may occur through a holding company partnership.
(8)Securities without an interest rate are non-income producing.

MONROE CAPITAL CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in thousands, except share and per share data)

MRCC SENIOR LOAN FUND I, LLC
CONSOLIDATED SCHEDULE OF INVESTMENTS
December 31, 2023

Portfolio Company (1)	Footnotes	Index (2)	Spread (2)	Interest Rate (2)	Maturity	Principal	Fair Value
Non-Controlled/Non-Affiliate Company Investments
Senior Secured Loans
Aerospace & Defense
Trident Maritime Systems, Inc.		SF	5.60%	10.95%	2/26/2027	2,414	$2,385
Trident Maritime Systems, Inc.		SF	5.60%	10.95%	2/26/2027	746	737
Trident Maritime Systems, Inc.		SF	5.60%	10.96%	2/26/2027	188	186
Trident Maritime Systems, Inc. (Revolver)		SF	5.60%	10.96%	2/26/2027	319	315
						3,667	3,623
Automotive
Accelerate Auto Works Intermediate, LLC		SF	4.90%	10.29%	12/1/2027	1,358	1,342
Accelerate Auto Works Intermediate, LLC		SF	4.90%	10.30%	12/1/2027	388	383
Accelerate Auto Works Intermediate, LLC (Revolver)	(4)	SF	4.90%	10.29%	12/1/2027	132	—
Truck-Lite Co., LLC		SF	6.35%	11.71%	12/14/2026	1,674	1,670
Truck-Lite Co., LLC		SF	6.35%	11.71%	12/14/2026	248	248
Truck-Lite Co., LLC		SF	6.35%	11.71%	12/14/2026	42	42
						3,842	3,685
Beverage, Food & Tobacco
SW Ingredients Holdings, LLC		SF	4.75%	10.21%	7/3/2025	3,544	3,539
						3,544	3,539
Capital Equipment
DS Parent, Inc.		SF	5.75%	11.21%	12/8/2028	2,700	2,706
MacQueen Equipment, LLC		SF	5.51%	10.86%	1/7/2028	2,075	2,075
MacQueen Equipment, LLC (Delayed Draw)	(4)	SF	5.51%	10.86%	1/7/2028	591	78
MacQueen Equipment, LLC (Revolver)	(4)	SF	5.51%	10.86%	1/7/2028	296	—
						5,662	4,859
Chemicals, Plastics & Rubber
Phoenix Chemical Holding Company LLC		SF	7.11%	12.47%	8/2/2024	1,131	1,020
TJC Spartech Acquisition Corp.		SF	4.75%	10.16%	5/5/2028	4,210	4,063
						5,341	5,083
Consumer Goods: Durable
Elevate Textiles, Inc. (fka International Textile Group, Inc.)	(5)	SF	6.65%	12.04%	9/30/2027	798	798
Runner Buyer INC.		SF	5.61%	11.00%	10/23/2028	2,948	2,333
						3,746	3,131
Consumer Goods: Non-Durable
PH Beauty Holdings III, INC.		SF	5.00%	10.35%	9/26/2025	2,368	2,253
						2,368	2,253
Containers, Packaging & Glass
Polychem Acquisition, LLC		SF	5.11%	10.47%	3/17/2025	2,858	2,855
PVHC Holding Corp		SF	5.65%	11.00% Cash/ 0.75% PIK	2/17/2027	1,895	1,895
						4,753	4,750
Energy: Oil & Gas
Offen, Inc.		SF	5.11%	10.47%	6/22/2026	2,249	2,249
Offen, Inc.		SF	5.11%	10.47%	6/22/2026	858	858
						3,107	3,107
FIRE: Finance
Harbour Benefit Holdings, Inc.		SF	5.15%	10.50%	12/13/2024	2,854	2,852
Harbour Benefit Holdings, Inc.		SF	5.10%	10.46%	12/13/2024	61	61
Minotaur Acquisition, Inc.		SF	4.85%	10.21%	3/27/2026	4,806	4,814

MONROE CAPITAL CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in thousands, except share and per share data)

MRCC SENIOR LOAN FUND I, LLC
CONSOLIDATED SCHEDULE OF INVESTMENTS
December 31, 2023

Portfolio Company (1)	Footnotes	Index (2)	Spread (2)	Interest Rate (2)	Maturity	Principal	Fair Value
TEAM Public Choices, LLC		SF	5.43%	10.88%	12/17/2027	2,925	$2,908
						10,646	10,635
FIRE: Real Estate
Avison Young (USA) Inc.	(3)(5)	SF	6.50%	11.97%	1/30/2026	4,775	1,564
						4,775	1,564
Healthcare & Pharmaceuticals
Cano Health, LLC	(5)	SF	4.10%	9.42%	11/23/2027	1,950	857
HAH Group Holding Company LLC		SF	5.00%	10.46%	10/29/2027	2,950	2,942
LSCS Holdings, Inc.		SF	4.61%	9.97%	12/15/2028	1,809	1,786
Natus Medical Incorporated		SF	5.50%	10.85%	7/20/2029	4,950	4,604
Paragon Healthcare, Inc.		SF	5.85%	11.25%	1/19/2027	2,105	2,083
Paragon Healthcare, Inc.		SF	5.75%	11.22%	1/19/2027	363	359
Paragon Healthcare, Inc. (Revolver)	(4)	SF	5.75%	11.22%	1/19/2027	490	—
Radiology Partners, Inc.		SF	4.68%	10.18%	7/9/2025	4,737	3,844
						19,354	16,475
High Tech Industries
Corel Inc.	(3)	SF	5.10%	10.49%	7/2/2026	3,400	3,323
Lightbox Intermediate, L.P.		SF	5.26%	10.61%	5/11/2026	4,775	4,632
TGG TS Acquisition Company		SF	6.61%	11.97%	12/12/2025	2,885	2,791
						11,060	10,746
Hotels, Gaming & Leisure
Excel Fitness Holdings, Inc.		SF	5.40%	10.75%	4/27/2029	4,320	4,308
Excel Fitness Holdings, Inc. (Revolver)	(4)	SF	5.40%	10.75%	4/28/2028	625	—
North Haven Spartan US Holdco, LLC		SF	6.25%	11.63%	6/6/2025	2,250	2,241
Tait LLC		SF	4.50%	10.00%	3/28/2025	4,040	4,026
Tait LLC (Revolver)	(4)	SF	4.50%	10.00%	3/28/2025	769	—
						12,004	10,575
Media: Diversified & Production
Research Now Group, Inc. and Survey Sampling International, LLC		SF	5.76%	11.14%	12/20/2024	6,580	4,914
STATS Intermediate Holdings, LLC		SF	5.51%	10.88%	7/10/2026	4,800	4,684
TA TT Buyer, LLC		SF	5.00%	10.35%	3/30/2029	3,292	3,275
						14,672	12,873
Services: Business
CHA Holdings, Inc		SF	4.61%	9.97%	4/10/2025	1,939	1,908
CHA Holdings, Inc		SF	4.61%	9.97%	4/10/2025	409	402
Eliassen Group, LLC		SF	5.50%	10.85%	4/14/2028	3,218	3,152
Eliassen Group, LLC (Delayed Draw)	(4)	SF	5.50%	10.86%	4/14/2028	739	227
Engage2Excel, Inc.		SF	7.35%	12.53%	7/1/2024	3,918	3,918
Engage2Excel, Inc.		SF	7.35%	12.53%	7/1/2024	707	707
Engage2Excel, Inc. (Revolver)		SF	7.35%	12.53%	7/1/2024	550	550
Output Services Group, Inc.	(5)	SF	6.68%	12.07%	11/30/2028	1,042	1,041
Secretariat Advisors LLC		SF	5.01%	10.36%	12/29/2028	1,676	1,676
Secretariat Advisors LLC		SF	5.01%	10.36%	12/29/2028	267	267
SIRVA Worldwide Inc.		SF	5.76%	11.15%	8/4/2025	1,750	1,556
Teneo Holdings LLC		SF	5.35%	10.71%	7/11/2025	4,787	4,791
						21,002	20,195
Services: Consumer
360Holdco, Inc.		SF	5.60%	10.96%	8/1/2025	2,124	2,124
360Holdco, Inc.		SF	5.60%	10.96%	8/1/2025	821	821
Laseraway Intermediate Holdings II, LLC		SF	5.75%	11.41%	10/14/2027	2,178	2,153

MONROE CAPITAL CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in thousands, except share and per share data)

MRCC SENIOR LOAN FUND I, LLC
CONSOLIDATED SCHEDULE OF INVESTMENTS
December 31, 2023

Portfolio Company (1)	Footnotes	Index (2)	Spread (2)	Interest Rate (2)	Maturity	Principal	Fair Value
McKissock Investment Holdings, LLC		SF	5.00%	10.54%	3/9/2029	2,456	$2,459
						7,579	7,557
Telecommunications
Intermedia Holdings, Inc.		SF	6.11%	11.47%	7/21/2025	1,742	1,687
Mavenir Systems, Inc.		SF	5.01%	10.39%	8/18/2028	1,638	1,159
Sandvine Corporation		SF	4.50%	9.97%	10/31/2025	1,973	1,598
						5,353	4,444
Transportation: Cargo
Keystone Purchaser, LLC		SF	6.18%	11.53%	5/7/2027	4,905	4,868
						4,905	4,868
Utilities: Oil & Gas
Dresser Utility Solutions, LLC		SF	4.10%	9.46%	10/1/2025	1,660	1,602
Dresser Utility Solutions, LLC		SF	5.35%	10.71%	10/1/2025	243	239
						1,903	1,841
Wholesale
HALO Buyer, Inc.		SF	4.60%	9.96%	6/30/2025	4,723	3,570
						4,723	3,570
Total Non-Controlled/Non-Affiliate Senior Secured Loans						154,006	139,373

Equity Securities (6)(7)
Consumer Goods: Durable
Elevate Textiles, Inc. (fka International Textile Group, Inc.) (25,524 shares of common units)	(8)	—	—	—	—	—	103
							103
Chemicals, Plastics & Rubber
Polyventive Lender Holding Company LLC (0.84% of the equity)	(8)	—	—	—	—	—	—
							—
Services: Business
Output Services Group, Inc. (51,370 Class A units)	(8)	—	—	—	—	—	438
							438

Total Non-Controlled/Non-Affiliate Equities							541

TOTAL INVESTMENTS							$139,914
________________________________________________________
(1)All investments are U.S. companies unless otherwise noted.
(2)The majority of investments bear interest at a rate that may be determined by reference to the Secured Overnight Financing Rate (“SOFR” or “SF”) or Prime (“P”) which reset daily, monthly, quarterly or semiannually. The Company has provided the spread over SOFR or Prime and the current contractual rate of interest in effect at December 31, 2023. Certain investments may be subject to an interest rate floor or cap. Certain investments contain a PIK provision.
(3)The headquarters of this portfolio company is located in Canada.
(4)All or a portion of this commitment was unfunded as of December 31, 2023. As such, interest is earned only on the funded portion of this commitment. Principal reflects the commitment outstanding.
(5)This position was on non-accrual status as of December 31, 2023, meaning that the Company has ceased accruing interest income on the position.
(6)Represents less than 5% ownership of the portfolio company’s voting securities.
(7)Ownership of certain equity investments may occur through a holding company partnership.
(8)Represents a non-income producing security.

MONROE CAPITAL CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in thousands, except share and per share data)
Below is certain summarized financial information for SLF as of December 31, 2024 and 2023 and for the years ended December 31, 2024, 2023 and 2022:

	December 31, 2024	December 31, 2023
Assets
Investments, at fair value	$97,951	$139,914
Cash and cash equivalents	1,488	1,884
Restricted cash and cash equivalents	3,673	5,265
Interest receivable	1,047	1,380
Other assets	—	6
Total assets	$104,159	$148,449
Liabilities
Revolving credit facility	$38,214	$82,014
Less: Unamortized debt issuance costs	—	(717)
Total debt, less unamortized debt issuance costs	38,214	81,297
Interest payable	272	590
Accounts payable and accrued expenses	212	320
Total liabilities	38,698	82,207
Members’ capital	65,461	66,242
Total liabilities and members’ capital	$104,159	$148,449

	For the Years Ended December 31,
	2024	2023	2022
Investment income:
Interest income	$13,012	$18,362	$15,400
Total investment income	13,012	18,362	15,400
Expenses:
Interest and other debt financing expenses	5,173	8,847	6,009
Professional fees and other expenses	640	757	814
Total expenses	5,813	9,604	6,823
Net investment income	7,199	8,758	8,577
Net gain (loss):
Net realized gain (loss)	82	(5,119)	(3,089)
Net change in unrealized gain (loss)	(862)	(1,216)	(10,520)
Net gain (loss)	(780)	(6,335)	(13,609)
Net increase (decrease) in members’ capital	$6,419	$2,423	$(5,032)
Note 4. Fair Value Measurements
Investments
The Company values all investments in accordance with ASC Topic 820. ASC Topic 820 requires enhanced disclosures about assets and liabilities that are measured and reported at fair value. As defined in ASC Topic 820, fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Where available, fair value is based on observable market prices or parameters, or derived from such prices or parameters. Where observable prices or inputs are not available, valuation models are applied. These valuation models involve some level of management estimation and judgment, the degree of which is dependent on the price transparency for the assets or liabilities or market and the assets’ or liabilities’ complexity.

MONROE CAPITAL CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in thousands, except share and per share data)
ASC Topic 820 establishes a hierarchical disclosure framework which prioritizes and ranks the level of market price observability of inputs used in measuring investments at fair value. Market price observability is affected by a number of factors, including the type of investment and the characteristics specific to the investment. Investments with readily available active quoted prices or for which fair value can be measured from actively quoted prices generally will have a higher degree of market price observability and a lesser degree of judgment used in measuring fair value.
Based on the observability of the inputs used in the valuation techniques, the Company is required to provide disclosures on fair value measurements according to the fair value hierarchy. The fair value hierarchy ranks the observability of the inputs used to determine fair values. Investments carried at fair value are classified and disclosed in one of the following three categories:
•Level 1 – Valuations based on unadjusted quoted prices in active markets for identical assets or liabilities at the measurement date.
•Level 2 – Valuations based on inputs other than quoted prices in active markets, including quoted prices for similar assets or liabilities, which are either directly or indirectly observable.
•Level 3 – Valuations based on inputs that are unobservable and significant to the overall fair value measurement. This includes situations where there is little, if any, market activity for the assets or liabilities. The inputs into the determination of fair value are based upon the best information available and may require significant management judgment or estimation.
In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, an asset’s or liability’s categorization within the fair value hierarchy is based on the lowest level of input that is significant to the fair value measurement. The Company’s assessment of the significance of a particular input to the fair value measurement in its entirety requires judgment, and considers factors specific to the asset or liability.
For periods prior to September 30, 2022, the Board determined the fair value of the Company’s investments. On September 30, 2022, pursuant to SEC Rule 2a-5 of the 1940 Act, the Board designated MC Advisors as the Company’s valuation designee (the “Valuation Designee”). The Board is responsible for oversight of the Valuation Designee. The Valuation Designee has established a valuation committee to determine in good faith the fair value of the Company’s investments, based on input of the Valuation Designee’s management and personnel and independent valuation firms which are engaged at the direction of the valuation committee to assist in the valuation of certain portfolio investments lacking a readily available market quotation. The valuation committee determines fair values pursuant to a valuation policy approved by the Board and pursuant to a consistently applied valuation process.
With respect to investments for which market quotations are not readily available, the Valuation Designee undertakes a multi-step valuation process each quarter, as described below:
•the quarterly valuation process begins with each portfolio company or investment being initially evaluated and rated by the investment professionals of the Valuation Designee responsible for the credit monitoring of the portfolio investment;
•the Valuation Designee engages an independent valuation firm to conduct independent appraisals of a selection of investments for which market quotations are not readily available. The Company will consult with an independent valuation firm relative to each portfolio company at least once in every calendar year, but the independent appraisals are generally received quarterly for each investment;
•to the extent an independent valuation firm is not engaged to conduct an investment appraisal on an investment for which market quotations are not readily available, the investment will be valued by the Valuation Designee;
•preliminary valuation conclusions are then documented and discussed with the valuation committee of the Valuation Designee;
•the valuation conclusions are approved by the valuation committee of the Valuation Designee; and

MONROE CAPITAL CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in thousands, except share and per share data)
•a report prepared by the Valuation Designee is presented to the Board quarterly to allow the Board to perform its oversight duties of the valuation process and the Valuation Designee.
The accompanying consolidated schedules of investments held by the Company consist primarily of private debt instruments (“Level 3 debt”). The Valuation Designee generally uses the income approach to determine fair value for Level 3 debt where market quotations are not readily available, as long as it is appropriate. If there is deterioration in credit quality or a debt investment is in workout status, the Valuation Designee may consider other factors in determining the fair value, including the value attributable to the debt investment from the enterprise value of the portfolio company or the proceeds that would be received in a liquidation analysis. This liquidation analysis may include probability weighting of alternative outcomes. The Valuation Designee generally considers the Company’s Level 3 debt to be performing if the borrower is not in default, the borrower is remitting payments in a timely manner; the loan is in covenant compliance or is otherwise not deemed to be impaired. In determining the fair value of the performing Level 3 debt, the Valuation Designee considers fluctuations in current interest rates, the trends in yields of debt instruments with similar credit ratings, financial condition of the borrower, economic conditions and other relevant factors, both qualitative and quantitative. In the event that a Level 3 debt instrument is not performing, as defined above, the Valuation Designee will evaluate the value of the collateral utilizing the same framework described above for a performing loan to determine the value of the Level 3 debt instrument.
Under the income approach, discounted cash flow models are utilized to determine the present value of the future cash flow streams of its debt investments, based on future interest and principal payments as set forth in the associated loan agreements. In determining fair value under the income approach, the Valuation Designee also considers the following factors: applicable market yields and leverage levels, recent transactions, credit quality, prepayment penalties, the nature and realizable value of any collateral, the portfolio company’s ability to make payments, and changes in the interest rate environment and the credit markets that generally may affect the price at which similar investments may be made.
Under the market approach, the enterprise value methodology is typically utilized to determine the fair value of an investment. There is no one methodology to estimate enterprise value and, in fact, for any one portfolio company, enterprise value is generally best expressed as a range of values, from which the Valuation Designee derives a single estimate of enterprise value. In estimating the enterprise value of a portfolio company, the Valuation Designee analyzes various factors consistent with industry practice, including but not limited to original transaction multiples, the portfolio company’s historical and projected financial results, applicable market trading and transaction comparables, applicable market yields and leverage levels, the nature and realizable value of any collateral, the markets in which the portfolio company does business, and comparisons of financial ratios of peer companies that are public. Typically, the enterprise values of private companies are based on multiples of earnings before interest, income taxes, depreciation and amortization (“EBITDA”), cash flows, net income, revenues, or in limited cases, book value.
In addition, for certain investments, the Valuation Designee may base its valuation on indicative bid and ask prices provided by an independent third-party pricing service. Bid prices reflect the highest price that the Company and others may be willing to pay. Ask prices represent the lowest price that the Company and others may be willing to accept. The Valuation Designee generally uses the midpoint of the bid/ask range as its best estimate of fair value of such investment.
As of December 31, 2024, the Valuation Designee determined, in good faith, the fair value of the Company’s portfolio investments in accordance with GAAP and the Company’s valuation procedures based on the facts and circumstances known by the Company at that time, or reasonably expected to be known at that time.
Foreign Currency Forward Contracts
The valuation for the Company’s foreign currency forward contracts is based on the difference between the exchange rate associated with the forward contract and the exchange rate at the current period end. Foreign currency forward contracts would be categorized as Level 2 in the fair value hierarchy. As of both December 31, 2024 and 2023 there were no foreign currency forward contracts outstanding.

MONROE CAPITAL CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in thousands, except share and per share data)
Fair Value Disclosures
The following tables present fair value measurements of investments, by major class according to the fair value hierarchy:

	Fair Value Measurements
December 31, 2024	Level 1	Level 2	Level 3	Total
Investments:
Senior secured loans	$—	$—	$357,994	$357,994
Unitranche secured loans	—	—	3,862	3,862
Junior secured loans	—	—	29,634	29,634
Equity securities	61	—	32,767	32,828
Investments measured at NAV (1) (2)	—	—	—	32,730
Total investments	$61	$—	$424,257	$457,048

	Fair Value Measurements
December 31, 2023	Level 1	Level 2	Level 3	Total
Investments:
Senior secured loans	$—	$—	$388,882	$388,882
Unitranche secured loans	—	—	13,877	13,877
Junior secured loans	—	—	26,594	26,594
Equity securities	257	—	25,654	25,911
Investments measured at NAV (1) (2)	—	—	—	33,122
Total investments	$257	$—	$455,007	$488,386
________________________________________________________
(1)Certain investments that are measured at fair value using the NAV have not been categorized in the fair value hierarchy. The fair value amounts presented in this table are intended to permit reconciliation of the fair value hierarchy to the amounts presented on the consolidated statements of assets and liabilities.
(2)Represents the Company’s investment in LLC equity interests in SLF. The fair value of this investment has been determined using the NAV of the Company’s ownership interest in SLF’s members’ capital.
Senior secured loans, unitranche secured loans and junior secured loans are collateralized by tangible and intangible assets of the borrowers. These investments include loans to entities that have some level of challenge in obtaining financing from other, more conventional institutions, such as a bank. Interest rates on these loans are either fixed or floating, and are based on current market conditions and credit ratings of the borrower. Excluding loans on non-accrual, the contractual interest rates on the loans ranged from 4.46% to 19.59% at December 31, 2024 and 7.47% to 20.50% at December 31, 2023. The maturity dates on the loans outstanding at December 31, 2024 range between January 2025 and August 2030.

MONROE CAPITAL CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in thousands, except share and per share data)
The following tables provide a reconciliation of the beginning and ending balances for investments at fair value that use Level 3 inputs for the years ended December 31, 2024 and 2023:

	Investments
	Senior secured loans	Unitranche secured loans	Junior secured loans	Equity securities	Total Level 3 investments
Balance as of December 31, 2023	$388,882	$13,877	$26,594	$25,654	$455,007
Net realized gain (loss) on investments	52	—	—	634	686
Net change in unrealized gain (loss) on investments	(10,299)	(108)	(2,303)	(2,678)	(15,388)
Purchases of investments and other adjustments to cost (1)	87,569	130	5,346	4,909	97,954
Proceeds from principal payments and sales of investments (2)	(96,577)	(10,037)	(5,977)	(1,076)	(113,667)
Reclassifications (3)	(11,633)	—	5,974	5,659	—
Transfers in (out) of Level 3 (4)	—	—	—	(335)	(335)
Balance as of December 31, 2024	$357,994	$3,862	$29,634	$32,767	$424,257

	Investments
	Senior secured loans	Unitranche secured loans	Junior secured loans	Equity securities	Total Level 3 investments
Balance as of December 31, 2022	$434,023	$20,633	$22,193	$28,388	$505,237
Net realized gain (loss) on investments	(9,788)	(24,768)	—	(4,179)	(38,735)
Net change in unrealized gain (loss) on investments	(3,896)	24,856	(2,730)	(28)	18,202
Purchases of investments and other adjustments to cost (1)	65,977	514	5,465	1,400	73,356
Proceeds from principal payments and sales of investments (2)	(91,375)	(7,358)	(2,913)	(1,407)	(103,053)
Reclassifications (3)	(6,059)	—	4,579	1,480	—
Balance as of December 31, 2023	$388,882	$13,877	$26,594	$25,654	$455,007
________________________________________________________
(1)Includes purchases of new investments, effects of refinancing and restructurings, premium and discount accretion and amortization and PIK interest capitalized.
(2)Represents net proceeds from investments sold and principal paydowns received.
(3)Represents non-cash reclassification of investment type due to a restructuring.
(4)Represents non-cash transfers between fair value categories due to a restructuring.
The total net change in unrealized gain (loss) on investments included on the consolidated statements of operations for the year ended December 31, 2024, attributable to Level 3 investments still held at December 31, 2024, was $(13,816). The total net change in unrealized gain (loss) on investments included on the consolidated statements of operations for the year ended December 31, 2023, attributable to Level 3 investments still held at December 31, 2023, was $(10,413). Reclassifications impacting Level 3 of the fair value hierarchy are reported as transfers in or out of Level 3 as of the beginning of the period in which the reclassifications occur. During the year ended December 31, 2024, one investment transferred from Level 3 to Level 1 as a result of a restructuring. There were no transfers among Levels 1, 2 and 3 during the year ended December 31, 2023.

MONROE CAPITAL CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in thousands, except share and per share data)
Significant Unobservable Inputs
ASC Topic 820 requires disclosure of quantitative information about the significant unobservable inputs used in the valuation of assets and liabilities classified as Level 3 within the fair value hierarchy. Disclosure of this information is not required in circumstances where a valuation (unadjusted) is obtained from a third-party pricing service and the information regarding the unobservable inputs is not reasonably available to the Company and as such, the disclosures provided below exclude those investments valued in that manner. The tables below are not intended to be all-inclusive, but rather to provide information on significant unobservable inputs and valuation techniques used by the Valuation Designee.
The following tables present quantitative information about the valuation techniques and significant unobservable inputs of the Company's Level 3 investments as of December 31, 2024 and 2023.

	December 31, 2024
	Fair Value		Valuation Technique	Unobservable Input	Weighted Average Mean (1)	Range
						Minimum	Maximum
Assets:
Senior secured loans	$211,778		Discounted cash flow	EBITDA multiples	11.4x	4.8x	35.9x
				Market yields	12.6%	8.8%	21.8%
Senior secured loans	106,963		Discounted cash flow	Revenue multiples	6.4x	1.2x	13.0x
				Market yields	10.5%	8.5%	14.0%
Senior secured loans	18,437		Enterprise value	Book value multiples	1.4x	1.4x	1.4x
Senior secured loans	9,823		Enterprise value	Revenue multiples	2.9x	0.3x	5.3x
Senior secured loans	5,518		Liquidation	Probability weighting of alternative outcomes	58.9%	32.2%	87.2%
Senior secured loans	4,507		Enterprise value	EBITDA multiples	10.1x	6.5x	13.0x
Unitranche secured loans	3,862		Discounted cash flow	Revenue multiples	6.3x	6.3x	6.3x
				Market yields	13.9%	13.9%	13.9%
Junior secured loans	19,392		Discounted cash flow	Market yields	12.6%	12.6%	12.6%
Junior secured loans	6,292		Enterprise value	Revenue multiples	4.3x	0.3x	5.3x
Junior secured loans	2,330		Liquidation	Probability weighting of alternative outcomes	279.6%	279.6%	279.6%
Junior secured loans	921		Discounted cash flow	Revenue multiples	0.2x	0.2x	0.2x
				Market yields	18.5%	18.5%	18.5%
Equity securities	19,560		Enterprise value	EBITDA multiples	8.9x	6.3x	16.0x
Equity securities	10,427		Enterprise value	Revenue multiples	2.2x	0.4x	11.0x
Equity securities	1,923		Option pricing model	Volatility	55.2%	24.0%	65.0%
Total Level 3 Assets	$421,733	(2)

MONROE CAPITAL CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in thousands, except share and per share data)
________________________________________________________
(1)The weighted average mean of unobservable inputs is based on the fair value of investments.
(2)Excludes investments of $2,524 at fair value where valuation (unadjusted) is obtained from a third-party pricing service or broker quote for which such disclosure is not required.

MONROE CAPITAL CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in thousands, except share and per share data)

	December 31, 2023
	Fair Value		Valuation Technique	Unobservable Input	Weighted Average Mean (1)	Range
						Minimum	Maximum
Assets:
Senior secured loans	$238,481		Discounted cash flow	EBITDA multiples	10.5x	5.0x	22.2x
				Market yields	13.2%	9.0%	24.5%
Senior secured loans	112,213		Discounted cash flow	Revenue multiples	5.6x	0.9x	11.8x
				Market yields	11.9%	9.0%	16.6%
Senior secured loans	17,839		Enterprise value	Book value multiples	1.3x	1.3x	1.3x
Senior secured loans	8,352		Liquidation	Probability weighting of alternative outcomes	91.7%	32.4%	95.0%
Senior secured loans	7,054		Enterprise value	Revenue multiples	2.5x	1.6x	2.5x
Senior secured loans	4,322		Enterprise value	EBITDA multiples	7.3x	5.3x	8.3x
Unitranche secured loans	10,126		Discounted cash flow	Market yields	11.9%	11.9%	11.9%
Unitranche secured loans	3,751		Discounted cash flow	Revenue multiples	9.0x	6.0x	12.8x
				Market yields	12.4%	11.9%	12.7%
Junior secured loans	20,661		Discounted cash flow	Market yields	13.1%	12.4%	15.6%
Junior secured loans	2,340		Enterprise value	Revenue multiples	1.6x	1.6x	1.6x
Junior secured loans	2,174		Liquidation	Probability weighting of alternative outcomes	260.8%	—%	260.8%
Junior secured loans	1,419		Discounted cash flow	Revenue multiples	0.4x	0.2x	0.9x
				Market yields	14.2%	13.3%	16.2%
Equity securities	18,994		Enterprise value	EBITDA multiples	8.8x	4.9x	20.5x
Equity securities	2,701		Enterprise value	Revenue multiples	3.7x	0.9x	11.8x
Equity securities	2,160		Option pricing model	Volatility	59.0%	35.0%	70.0%
Equity securities	1,380		Discounted cash flow	EBITDA multiples	6.0x	6.0x	6.0x
				Market yields	19.0%	16.3%	27.5%
Total Level 3 Assets	$453,967	(2)
________________________________________________________
(1)The weighted average mean of unobservable inputs is based on the fair value of investments.
(2)Excludes investments of $1,040 at fair value where valuation (unadjusted) is obtained from a third-party pricing service or broker quote for which such disclosure is not required.

MONROE CAPITAL CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in thousands, except share and per share data)
The significant unobservable input used in the income approach of fair value measurement of the Company’s investments is the discount rate used to discount the estimated future cash flows expected to be received from the underlying investment, which include both future principal and interest payments. Increases (decreases) in the discount rate would result in a decrease (increase) in the fair value estimate of the investment. Included in the consideration and selection of discount rates are the following factors: risk of default, rating of the investment and comparable investments, and call provisions.
The significant unobservable inputs used in the market approach of fair value measurement of the Company’s investments are the market multiples of EBITDA or revenue of the comparable guideline public companies. The Valuation Designee selects a population of public companies for each investment with similar operations and attributes of the portfolio company. Using these guideline public companies’ data, a range of multiples of enterprise value to EBITDA or revenue is calculated. The Valuation Designee selects percentages from the range of multiples for purposes of determining the portfolio company’s estimated enterprise value based on said multiple and generally the latest twelve months EBITDA or revenue of the portfolio company (or other meaningful measure). Increases (decreases) in the multiple will result in an increase (decrease) in enterprise value, resulting in an increase (decrease) in the fair value estimate of the investment.
Other Financial Assets and Liabilities
ASC Topic 820 requires disclosure of the fair value of financial instruments for which it is practical to estimate such value. The Company believes that the carrying amounts of its other financial instruments such as cash and cash equivalents, receivables and payables approximate the fair value of such items due to the short maturity of such instruments.
Fair value of the Company’s debt facilities is estimated by discounting remaining payments using applicable market rates or market quotes for similar instruments at the measurement date, if applicable. The following are the carrying values and fair values of the Company’s debt as of December 31, 2024 and 2023:

	As of December 31, 2024		As of December 31, 2023
	Carrying Value(1)	Fair Value	Carrying Value(1)	Fair Value
Revolving Credit Facility	$162,872	$162,872	$172,560	$172,560
2026 Notes	129,103	124,161	128,305	121,145
Total Debt	$291,975	$287,033	$300,865	$293,705
________________________________________________________
(1)Represents the principal amount outstanding, less unamortized debt issuance costs.
The below table presents fair value measurements of the Company’s debt obligations according to the fair value hierarchy as of December 31, 2024 and 2023:

	December 31, 2024	December 31, 2023
Level 1	$—	$—
Level 2	—	—
Level 3	287,033	293,705
Total Debt	$287,033	$293,705

MONROE CAPITAL CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in thousands, except share and per share data)
Note 5. Transactions with Affiliate Companies
An affiliate company is a company in which the Company has an ownership interest of 5% or more of its voting securities. A controlled affiliate company is a company in which the Company has an ownership interest of more than 25% of its voting securities. Please see the Company’s consolidated schedule of investments for the type of investment, principal amount, interest rate including the spread, and the maturity date. Transactions related to the Company’s investments with affiliates for the years ended December 31, 2024 and 2023 were as follows:

Portfolio Company	Fair value at December 31, 2023	Transfers in (out)	Purchases (cost)	Sales and paydowns (cost)	PIK interest capitalized (cost)	Discount accretion	Net realized gain (loss)	Net change in unrealized gain (loss)	Fair value at December 31, 2024
Non-Controlled affiliate company investments:
American Community Homes, Inc.	$8,110	$—	$—	$—	$908	$—	$—	$(636)	$8,382
American Community Homes, Inc.	3,990	—	—	—	446	—	—	(311)	4,125
American Community Homes, Inc.	491	—	—	—	56	—	—	(39)	508
American Community Homes, Inc.	1,808	—	—	—	203	—	—	(143)	1,868
American Community Homes, Inc.	3,347	—	—	—	374	—	—	(262)	3,459
American Community Homes, Inc.	16	—	—	—	—	—	—	—	16
American Community Homes, Inc.	77	—	—	—	8	—	—	(6)	79
American Community Homes, Inc. (Revolver)	—	—	—	—	—	—	—	—	—
American Community Homes, Inc. (4,940 shares of common stock)	—	—	—	—	—	—	—	—	—
	17,839	—	—	—	1,995	—	—	(1,397)	18,437

Ascent Midco, LLC (2,032,258 Class A units)	1,932	—	—	—	—	—	—	(172)	1,760
	1,932	—	—	—	—	—	—	(172)	1,760

Familia Dental Group Holdings, LLC (1,525 Class A units)	2,226	—	1,011	—	—	—	—	(214)	3,023
	2,226	—	1,011	—	—	—	—	(214)	3,023

HFZ Capital Group, LLC	17,233	—	—	—	—	—	—	(3,855)	13,378
HFZ Capital Group, LLC	6,191	—	—	—	—	—	—	(1,384)	4,807
MC Asset Management (Corporate), LLC	10,237	—	—	—	2,280	—	—	—	12,517
MC Asset Management (Corporate), LLC	3,051	—	—	—	680	—	—	—	3,731
MC Asset Management (Corporate), LLC (15.9% of interests)	1,045	—	—	—	—	—	—	(1,045)	—
	37,757	—	—	—	2,960	—	—	(6,284)	34,433

Mnine Holdings, Inc.	6,187	—	—	—	326	—	—	79	6,592
Mnine Holdings, Inc.	55	—	—	—	3	—	—	—	58
Mnine Holdings, Inc. (Revolver)	658	—	170	(703)	—	—	—	8	133
Mnine Holdings, Inc. (6,400 Class B units)	—	—	—	—	—	—	—	—	—
	6,900	—	170	(703)	329	—	—	87	6,783

NECB Collections, LLC (Revolver)	424	—	—	—	—	—	—	(2)	422
NECB Collections, LLC, LLC (20.8% of LLC units)	—	—	—	—	—	—	—	—	—
	424	—	—	—	—	—	—	(2)	422

MONROE CAPITAL CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in thousands, except share and per share data)

Portfolio Company	Fair value at December 31, 2023	Transfers in (out)	Purchases (cost)	Sales and paydowns (cost)	PIK interest capitalized (cost)	Discount accretion	Net realized gain (loss)	Net change in unrealized gain (loss)	Fair value at December 31, 2024

Second Avenue SFR Holdings II LLC (Revolver) (2)	$3,323	$—	$—	$(3,323)	$—	$—	$—	$—	$—
	3,323	—	—	(3,323)	—	—	—	—	—

SFR Holdco, LLC	5,539	—	—	—	—	—	—	54	5,593
SFR Holdco, LLC (24.4% of equity commitment)	4,372	—	—	—	—	—	—	425	4,797
	9,911	—	—	—	—	—	—	479	10,390

SFR Holdco 2, LLC (Delayed Draw)	—	—	1,295	—	—	—	—	—	1,295
SFR Holdco 2, LLC (13.9% of equity commitment)	—	—	864	—	—	—	—	—	864
	—	—	2,159	—	—	—	—	—	2,159

TJ Management HoldCo, LLC (Revolver)	—	—	955	(955)	—	—	—	—	—
TJ Management HoldCo, LLC (16 shares of common stock)	3,229	—	—	—	—	—	—	(153)	3,076
	3,229	—	955	(955)	—	—	—	(153)	3,076
Total non-controlled affiliate company investments	$83,541	$—	$4,295	$(4,981)	$5,284	$—	$—	$(7,656)	$80,483
Controlled affiliate company investments:
MRCC Senior Loan Fund I, LLC	$33,122	$—	$—	$—	$—	$—	$—	$(392)	$32,730
	33,122	—	—	—	—	—	—	(392)	32,730
Total controlled affiliate company investments	$33,122	$—	$—	$—	$—	$—	$—	$(392)	$32,730

MONROE CAPITAL CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in thousands, except share and per share data)

Portfolio Company	Fair value at December 31, 2022	Transfers in (out)	Purchases (cost)	Sales and paydowns (cost)	PIK interest (cost)	Discount accretion	Net realized gain (loss)	Net change in unrealized gain (loss)	Fair value at December 31, 2023
Non-Controlled affiliate company investments:
American Community Homes, Inc.	$8,953	$—	$—	$—	$1,401	$—	$—	$(2,244)	$8,110
American Community Homes, Inc.	4,258	—	—	—	875	—	—	(1,143)	3,990
American Community Homes, Inc.	543	—	—	—	84	—	—	(136)	491
American Community Homes, Inc.	1,996	—	—	—	312	—	—	(500)	1,808
American Community Homes, Inc.	3,694	—	—	—	579	—	—	(926)	3,347
American Community Homes, Inc.	17	—	—	—	3	—	—	(4)	16
American Community Homes, Inc.	85	—	—	—	14	—	—	(22)	77
American Community Homes, Inc. (Revolver)	—	—	—	—	—	—	—	—	—
American Community Homes, Inc. (4,940 shares of common stock)	—	—	—	—	—	—	—	—	—
	19,546	—	—	—	3,268	—	—	(4,975)	17,839

Ascent Midco, LLC	6,217	—	—	(6,175)	—	16	—	(58)	—
Ascent Midco, LLC (Revolver)	—	—	—	—	—	—	—	—	—
Ascent Midco, LLC (2,032,258 Class A units)	1,969	—	—	—	—	—	—	(37)	1,932
	8,186	—	—	(6,175)	—	16	—	(95)	1,932

C Parent Holdings, LLC.	146	—	—	—	—	—	—	(146)	—
	146	—	—	—	—	—	—	(146)	—

Familia Dental Group Holdings, LLC (1,194 Class A units)	2,625	—	183	—	—	—	—	(582)	2,226
	2,625	—	183	—	—	—	—	(582)	2,226

HFZ Capital Group, LLC	16,159	—	—	—	—	—	—	1,074	17,233
HFZ Capital Group, LLC	5,805	—	—	—	—	—	—	386	6,191
MC Asset Management (Corporate), LLC	8,421	—	—	—	1,816	—	—	—	10,237
MC Asset Management (Corporate), LLC (Delayed Draw)	1,000	—	1,586	—	465	—	—	—	3,051
MC Asset Management (Corporate), LLC (15.9% of interest)	1,291	—	—	—	—	—	—	(246)	1,045
	32,676	—	1,586	—	2,281	—	—	1,214	37,757

Mnine Holdings, Inc.	5,492	—	—	—	775	14	—	(94)	6,187
Mnine Holdings, Inc.	—	—	105	(52)	2	—	—	—	55
Mnine Holdings, Inc.	—	—	—	—	—	—	—	—	—
Mnine Holdings, Inc. (Revolver)	214	—	441	—	11	—	—	(8)	658
Mnine Holdings, Inc. (6,400 Class B units)	—	—	—	—	—	—	—	—	—
	5,706	—	546	(52)	788	14	—	(102)	6,900

NECB Collections, LLC (Revolver)	382	—	—	—	—	—	—	42	424
NECB Collections, LLC, LLC (20.8% of LLC units)	—	—	—	—	—	—	—	—	—
	382	—	—	—	—	—	—	42	424

MONROE CAPITAL CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in thousands, except share and per share data)

Portfolio Company	Fair value at December 31, 2022	Transfers in (out)	Purchases (cost)	Sales and paydowns (cost)	PIK interest (cost)	Discount accretion	Net realized gain (loss)	Net change in unrealized gain (loss)	Fair value at December 31, 2023
Second Avenue SFR Holdings II LLC (Revolver) (1)	$4,755	$—	$—	$(1,462)	$—	$—	$—	$30	$3,323
	4,755	—	—	(1,462)	—	—	—	30	3,323

SFR Holdco, LLC	5,850	—	—	—	—	—	—	(311)	5,539
SFR Holdco, LLC (24.4% of equity commitments)	3,900	—	—	—	—	—	—	472	4,372
	9,750	—	—	—	—	—	—	161	9,911

TJ Management HoldCo, LLC (Revolver)	80	—	—	(80)	—	—	—	—	—
TJ Management HoldCo, LLC (16 shares of common stock)	2,766	—	—	—	—	—	—	463	3,229
	2,846	—	—	(80)	—	—	—	463	3,229
Total non-controlled affiliate company investments	$86,618	$—	$2,315	$(7,769)	$6,337	$30	$—	$(3,990)	$83,541
Controlled affiliate company investments:
MRCC Senior Loan Fund I, LLC	$35,509	$—	$—	$—	$—	$—	$—	$(2,387)	$33,122
	35,509	—	—	—	—	—	—	(2,387)	33,122
Total controlled affiliate company investments	$35,509	$—	$—	$—	$—	$—	$—	$(2,387)	$33,122
________________________________________________________
(1)Second Avenue SFR Holdings II LLC is a related entity to SFR Holdco, LLC and SFR Holdco 2, LLC and is being presented as a non-controlled affiliate for that reason.

MONROE CAPITAL CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in thousands, except share and per share data)

	For the Years Ended December 31,
	2024			2023
Portfolio Company	Interest Income	Dividend Income	Other Income	Interest Income	Dividend Income	Other Income
Non-controlled affiliate company investments:
American Community Homes, Inc.	$900	$—	$—	$1,401	$—	$—
American Community Homes, Inc.	442	—	—	872	—	—
American Community Homes, Inc.	56	—	—	86	—	—
American Community Homes, Inc.	200	—	—	312	—	—
American Community Homes, Inc.	373	—	—	578	—	—
American Community Homes, Inc.	3	—	—	4	—	—
American Community Homes, Inc.	7	—	—	13	—	—
American Community Homes, Inc. (Revolver)	1	—	—	4	—	—
American Community Homes, Inc. (Common Stock)	—	—	—	—	—	—
	1,982	—	—	3,270	—	—

Ascent Midco, LLC	—	—	—	384	—	—
Ascent Midco, LLC (Revolver)	—	—	—	2	—	—
Ascent Midco, LLC (Class A units)	—	220	—	—	204	—
	—	220	—	386	204	—

C Parent Holdings, LLC.	n/a	n/a	n/a	172	—	—
	—	—	—	172	—	—

Familia Dental Group Holdings, LLC (Class A units)	—	—	—	—	—	—
	—	—	—	—	—	—

HFZ Capital Group, LLC	2,409	—	—	2,348	—	—
HFZ Capital Group, LLC	845	—	—	844	—	—
MC Asset Management (Corporate), LLC	2,379	—	—	1,950	—	—
MC Asset Management (Corporate), LLC (Delayed Draw)	710	—	—	576	—	—
MC Asset Management (Corporate), LLC (LLC interest)	—	—	—	—	—	—
	6,343	—	—	5,718	—	—

Mnine Holdings, Inc.	871	—	16	819	—	—
Mnine Holdings, Inc.	7	—	—	—	—	—
Mnine Holdings, Inc. (Revolver)	11	—	2	70	—	—
Mnine Holdings, Inc. (Class B units)	—	—	—	—	—	—
	889	—	18	889	—	—

NECB Collections, LLC (Revolver)	—	—	—	2	—	—
NECB Collections, LLC (LLC units)	—	—	—	—	—	—
	—	—	—	2	—	—

Second Avenue SFR Holdings II LLC (Revolver) (1)	330	—	—	557	—	—
	330	—	—	557	—	—

MONROE CAPITAL CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in thousands, except share and per share data)

	For the Years Ended December 31,
	2024			2023
Portfolio Company	Interest Income	Dividend Income	Other Income	Interest Income	Dividend Income	Other Income
SFR Holdco, LLC	$657	$—	$—	$468	$—	$—
SFR Holdco, LLC (LLC interest)	—	—	—	—	—	—
	657	—	—	468	—	—

SFR Holdco 2, LLC (Delayed Draw)	14	—	—	n/a	n/a	n/a
SFR Holdco 2, LLC (LLC interest)	—	—	—	n/a	n/a	n/a
	14	—	—	—	—	—

TJ Management HoldCo LLC (Revolver)	32	—	—	15	—	—
TJ Management HoldCo LLC (Common Stock)	—	—	—	—	79	—
	32	—	—	15	79	—

Total non-controlled affiliate company investments	$10,247	$220	$18	$11,477	$283	$—

Controlled affiliate company investments:
MRCC Senior Loan Fund I, LLC	$—	$3,600	$—	$—	$3,600	$—
	—	3,600	—	—	3,600	—
Total controlled affiliate company investments	$—	$3,600	$—	$—	$3,600	$—
_________________________________________
(1)Second Avenue SFR Holdings II LLC is a related entity to SFR Holdco, LLC and SFR Holdco 2, LLC and is being presented as a non-controlled affiliate for that reason.
Note 6. Transactions with Related Parties
The Company has entered into an investment advisory and management agreement with MC Advisors (the “Investment Advisory and Management Agreement”), under which MC Advisors, subject to the overall supervision of the Board, provides investment advisory services to the Company. The Company pays MC Advisors a fee for its services under the Investment Advisory and Management Agreement consisting of two components — a base management fee and an incentive fee. The cost of both the base management fee and the incentive fee are borne by the Company’s stockholders, unless such fees are waived by MC Advisors. Refer to Note 15 for additional information on the Investment Advisory and Management Agreement.
The base management fee is calculated initially at an annual rate equal to 1.75% of average invested assets (calculated as total assets excluding cash, which includes assets financed using leverage); provided, however, the base management fee is calculated at an annual rate equal to 1.00% of the Company’s average invested assets (calculated as total assets excluding cash, which includes assets financed using leverage) that exceeds the product of (i) 200% and (ii) the Company’s average net assets. For the avoidance of doubt, the 200% is calculated in accordance with the asset coverage limitation as defined in the 1940 Act to give effect to the Company’s exemptive relief with respect to MRCC SBIC’s SBA debentures during the period they were outstanding. This has the effect of reducing the Company’s base management fee rate on assets in excess of regulatory leverage of 1:1 debt to equity to 1.00% per annum. The base management fee is payable quarterly in arrears.
Base management fees for the years ended December 31, 2024, 2023 and 2022 were $8,056, $8,603 and $9,055, respectively. During the year ended December 31, 2022, MC Advisors elected to voluntarily waive base management fees of $55. MC Advisors did not waive any base management fees during the years ended December 31, 2024 and 2023.

MONROE CAPITAL CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in thousands, except share and per share data)
The incentive fee consists of two parts. The first part is calculated and payable quarterly in arrears and equals 20% of “pre-incentive fee net investment income” for the immediately preceding quarter, subject to a 2% (8% annualized) preferred return, or “hurdle,” and a “catch up” feature. The foregoing incentive fee is subject to a total return requirement, which provides that no incentive fee in respect of pre-incentive fee net investment income will be payable except to the extent that 20% of the cumulative net increase in net assets resulting from operations over the then current and 11 preceding calendar quarters exceeds the cumulative incentive fees accrued and/or paid for the 11 preceding calendar quarters (the “Incentive Fee Limitation”). Therefore, any ordinary income incentive fee that is payable in a calendar quarter will be limited to the lesser of (1) 20% of the amount by which pre-incentive fee net investment income for such calendar quarter exceeds the 2% hurdle, subject to the “catch-up” provision, and (2) (x) 20% of the cumulative net increase in net assets resulting from operations for the then current and 11 preceding calendar quarters minus (y) the cumulative incentive fees accrued and/or paid for the 11 preceding calendar quarters. For the foregoing purpose, the “cumulative net increase in net assets resulting from operations” is the sum of pre-incentive fee net investment income, realized gains and losses and unrealized gains and losses for the then current and 11 preceding calendar quarters. The second part of the incentive fee is determined and payable in arrears as of the end of each fiscal year in an amount equal to 20% of realized capital gains, if any, on a cumulative basis from inception through the end of the year, computed net of all realized capital losses on a cumulative basis and unrealized depreciation, less the aggregate amount of any previously paid capital gain incentive fees.
The composition of the Company’s incentive fees was as follows:

	For the Years Ended December 31,
	2024	2023	2022
Part one incentive fees (1)	$5,396	$5,812	$4,127
Part two incentive fees (2)	—	—	—
Incentive Fee Limitation	(2,947)	—	—
Incentive fees, excluding the impact of the incentive fee waiver	2,449	5,812	4,127
Incentive fee waiver (3)	—	—	(525)
Total incentive fees, net of incentive fee waivers	$2,449	$5,812	$3,602
________________________________________________________
(1)Based on pre-incentive fee net investment income.
(2)Based upon net realized and unrealized gains and losses, or capital gains and losses. The Company accrues, but does not pay, a capital gains incentive fee in connection with any unrealized capital appreciation, as appropriate. If, on a cumulative basis, the sum of net realized gain (loss) plus net unrealized gain (loss) decreases during a period, the Company will reverse any excess capital gains incentive fee previously accrued such that the amount of capital gains incentive fee accrued is no more than 20% of the sum of net realized gain (loss) plus net unrealized gain (loss).
(3)Represents part one incentive fees waived by MC Advisors.
The Company has entered into an administration agreement with MC Management (the “Administration Agreement”), under which the Company reimburses MC Management, subject to the review and approval of the Board, for its allocable portion of overhead and other expenses, including the costs of furnishing the Company with office facilities and equipment and providing clerical, bookkeeping, record-keeping and other administrative services at such facilities, and the Company’s allocable portion of the cost of the chief financial officer and chief compliance officer and their respective staffs. To the extent that MC Management outsources any of its functions, the Company will pay the fees associated with such functions on a direct basis, without incremental profit to MC Management. For the years ended December 31, 2024, 2023 and 2022, the Company incurred $2,877, $2,833 and $3,139 respectively, in administrative expenses (included within professional fees, administrative service fees and general and administrative expenses on the consolidated statements of operations) under the Administration Agreement, of which $1,011, $940 and $1,163 respectively, was related to MC Management overhead and salary allocation and paid directly to MC Management. As of December 31, 2024 and 2023, $284 and $255, respectively, of expenses were due to MC Management under this agreement and are included in accounts payable and accrued expenses on the consolidated statements of assets and liabilities.

MONROE CAPITAL CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in thousands, except share and per share data)
The Company has entered into a license agreement with Monroe Capital LLC under which Monroe Capital LLC has agreed to grant the Company a non-exclusive, royalty-free license to use the name “Monroe Capital” for specified purposes in its business. Under this agreement, the Company has the right to use the “Monroe Capital” name at no cost, subject to certain conditions, for so long as MC Advisors or one of its affiliates remains its investment adviser. Other than with respect to this limited license, the Company has no legal right to the “Monroe Capital” name or logo.
As of both December 31, 2024 and 2023, the Company had accounts payable to members of the Board of zero, representing accrued and unpaid fees for their services.
Note 7. Borrowings
In accordance with the 1940 Act, the Company is permitted to borrow amounts such that its asset coverage ratio, as defined in the 1940 Act, is at least 150% after such borrowing. The Company has been granted exemptive relief from the SEC for permission to exclude the debt of MRCC SBIC guaranteed by the SBA, prior to its dissolution, from the asset coverage test under the 1940 Act. As of December 31, 2024 and 2023, the Company’s asset coverage ratio based on aggregate borrowings outstanding was 165% and 167%, respectively.
Revolving Credit Facility: The Company has a $255,000 revolving credit facility with ING Capital LLC, as agent. The revolving credit facility has an accordion feature which permits the Company, under certain circumstances to increase the size of the facility up to $400,000. The revolving credit facility is secured by a lien on all of the Company’s assets, including cash on hand. The Company may make draws under the revolving credit facility to make or purchase additional investments through December 27, 2026 and for general working capital purposes until December 27, 2027, the maturity date of the revolving credit facility.
On December 27, 2022, the Company amended the revolving credit facility which extended the maturity date from March 1, 2024 to December 27, 2027, increased the advance rate against certain types of assets in the Company’s portfolio, with corresponding adjustments to the concentration limits and replaced LIBOR benchmark provisions with term SOFR benchmark provisions. The other significant terms of the credit facility remained unchanged. The Company incurred expenses of $1,765 in conjunction with the amendment which have been capitalized within unamortized debt issuance costs and are amortized into interest expense over the estimated average life of the borrowings.
The Company’s ability to borrow under the revolving credit facility is subject to availability under the borrowing base, which permits the Company to borrow up to 72.5% of the fair market value of its portfolio company investments depending on the type of investment the Company holds and whether the investment is quoted. The Company’s ability to borrow is also subject to certain concentration limits, and continued compliance with the representations, warranties and covenants given by the Company under the facility. The revolving credit facility contains certain financial covenants, including, but not limited to, the Company’s maintenance of: (1) minimum consolidated total net assets at least equal to $150,000 plus 65% of the net proceeds to the Company from sales of its equity securities after March 1, 2019; (2) a ratio of total assets (less total liabilities other than indebtedness) to total indebtedness of not less than 1.5 to 1; and (3) a senior debt coverage ratio of at least 2 to 1. The revolving credit facility also requires the Company to undertake customary indemnification obligations with respect to ING Capital LLC and other members of the lending group and to reimburse the lenders for expenses associated with entering into the credit facility. The revolving credit facility also has customary provisions regarding events of default, including events of default for nonpayment, change in control transactions at both Monroe Capital Corporation and MC Advisors, failure to comply with financial and negative covenants, and failure to maintain the Company’s relationship with MC Advisors. If the Company incurs an event of default under the revolving credit facility and fails to remedy such default under any applicable grace period, if any, then the entire revolving credit facility could become immediately due and payable, which would materially and adversely affect the Company’s liquidity, financial condition, results of operations and cash flows.
The Company’s revolving credit facility also imposes certain conditions that may limit the amount of the Company’s distributions to stockholders. Distributions payable in the Company’s common stock under the DRIP are not limited by the revolving credit facility. Distributions in cash or property other than common stock are generally limited to 115% of the amount of distributions required to maintain the Company’s status as a RIC.

MONROE CAPITAL CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in thousands, except share and per share data)
As of December 31, 2024 and 2023, the Company had U.S. dollar borrowings of $163,900 and $174,100, respectively, and no borrowings denominated in a foreign currency as of either date. Any borrowings denominated in a foreign currency may be positively or negatively affected by movements in the rate of exchange between the U.S. dollar and the respective foreign currency. These movements are beyond the control of the Company and cannot be predicted. Borrowings denominated in a foreign currency are translated into U.S. dollars based on the spot rate at each balance sheet date. The impact resulting from changes in foreign currency borrowings is included in net change in unrealized gain (loss) on foreign currency and other transactions on the Company’s consolidated statements of operations and totaled zero, zero and $157 for the years ended December 31, 2024, 2023 and 2022, respectively. There were no repayments of foreign currency borrowings for the years ended December 31, 2024 and 2023. For the year ended December 31, 2022, the Company repaid borrowings denominated in Great Britain pounds of £3,433. As a result of this repayment, the Company recognized a realized gain (loss) on foreign currency and other transactions on the Company’s consolidated statements of operations of $(11) for year ended December 31, 2022.
Borrowings under the revolving credit facility bear interest, at the Company’s election, at an annual rate of SOFR (one-month or three-month at the Company’s discretion based on the term of the borrowing) plus 2.625% or at a daily rate equal to 1.625% per annum plus the greater of 1.5%, the prime interest rate, the federal funds rate plus 0.5% or SOFR plus 1.0%, with a SOFR floor of 0.5%. In addition to the stated interest rate on borrowings under the revolving credit facility, the Company is required to pay a commitment fee and certain conditional fees based on usage of the expanded borrowing base and usage of the asset coverage ratio flexibility. A commitment fee of 0.5% per annum on any unused portion of the revolving credit facility if the utilized portion of the facility is greater than 35% of the then available maximum borrowing or a commitment fee of 1.0% per annum on any unused portion of the revolving credit facility if the utilized portion of the facility is less than or equal to 35% of the then available maximum borrowing. As of December 31, 2024 and 2023, the outstanding borrowings were accruing at a weighted average interest rate of 7.1% and 8.1%, respectively.
2026 Notes: As of both December 31, 2024 and 2023, the Company had $130,000 in aggregate principal amount of senior unsecured notes outstanding that mature on February 15, 2026. The 2026 Notes bear interest at an annual rate of 4.75% payable semi-annually on February 15 and August 15. The Company may redeem the 2026 Notes in whole or in part at any time or from time to time at the Company’s option at par plus a “make-whole” premium, if applicable. The 2026 Notes are general, unsecured obligations and rank equal in right of payment with all of the Company’s existing and future unsecured indebtedness.
SBA Debentures: On March 1, 2022, MRCC SBIC fully repaid its outstanding debentures utilizing a borrowing on the revolving credit facility and the restricted cash and cash equivalents at MRCC SBIC. This repayment was accounted for as a debt extinguishment in accordance with ASC 470-50, which resulted in a realized loss of $1,039 (primarily comprised of the unamortized debt issuance costs at the time of the repayment) recorded in net gain (loss) on extinguishment of debt on the Company’s consolidated statements of operations. MRCC SBIC received approval from the SBA to surrender its SBIC license and on March 31, 2022, MRCC SBIC was dissolved.
Components of Interest Expense: The components of the Company’s interest expense and other debt financing expenses, average debt outstanding balances and average stated interest rates (i.e., the rate in effect plus spread) were as follows:

	For the Years Ended December 31,
	2024	2023	2022
Interest expense - revolving credit facility	$14,380	$15,319	$8,442
Interest expense - 2026 Notes	6,220	6,220	6,220
Interest expense - SBA debentures	—	—	292
Amortization of debt issuance costs	1,317	1,308	2,126
Total interest and other debt financing expenses	$21,917	$22,847	$17,080
Average debt outstanding	$302,211	$318,884	$314,053
Average stated interest rate	6.8%	6.7%	4.7%

MONROE CAPITAL CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in thousands, except share and per share data)
Note 8. Derivative Instruments
The Company enters into foreign currency forward contracts from time to time to help mitigate the impact that an adverse change in foreign exchange rates would have on future principal and interest cash flows from the Company’s investments denominated in foreign currencies. As of both December 31, 2024 and 2023, the Company held no foreign currency forward contracts. Net unrealized gain or loss on foreign currency forward contracts are included in net change in unrealized gain (loss) on foreign currency forward contracts and net realized gain or loss on forward currency forward contracts are included in net realized gain (loss) on foreign currency forward contracts on the accompanying consolidated statements of operations.
For the years ended December 31, 2024, 2023 and 2022, the Company recognized net change in unrealized gain (loss) on foreign currency forward contracts of zero, $(1,507) and $726, respectively. For the years ended December 31, 2024, 2023 and 2022, the Company recognized net realized gain (loss) on foreign currency forward contracts of zero, $1,756, and $119, respectively.
Note 9. Income Taxes
The Company has elected to be treated as a RIC under Subchapter M of the Code. As a RIC, the Company is not taxed on any investment company taxable income or capital gains which it distributes to stockholders. The Company intends to distribute all of its investment company taxable income and capital gains annually. Accordingly, no provision for federal income tax has been made in the consolidated financial statements.
Dividends from net investment income and distributions from net realized capital gains are determined in accordance with U.S. federal tax regulations, which may differ from amounts in accordance with U.S. GAAP and those differences could be material. These book-to-tax differences are either temporary or permanent in nature. Reclassifications due to permanent book-to-tax differences have no impact on net assets.
The following permanent differences were reclassified for tax purposes:

	For the Years Ended December 31,
	2024	2023	2022
Increase (decrease) in capital in excess of par value	$(415)	$(573)	$13
Increase (decrease) in accumulated undistributed (overdistributed) earnings	415	573	(13)
Taxable income generally differs from net increase (decrease) in net assets resulting from operations for financial reporting purposes due to temporary and permanent differences in the recognition of income and expenses and generally excludes unrealized gain (loss) on investments as investment gains and losses are not included in taxable income until they are realized.
Capital losses in excess of capital gains earned in a tax year may generally be carried forward and used to offset capital gains, subject to certain limitations. Under the Regulated Investment Company Modernization Act of 2010, capital losses incurred after September 30, 2011 are not subject to expiration and retain their character as either short-term or long-term capital losses. As of both December 31, 2024 and 2023, the Company had no short-term capital loss carryforwards. As of December 31, 2024 and 2023, the Company had long-term capital loss carryforwards of $83,155 and $84,972, respectively.

MONROE CAPITAL CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in thousands, except share and per share data)
The following table reconciles net increase in net assets resulting from operations to taxable income:

	For the Years Ended December 31,
	2024	2023	2022
Net increase (decrease) in net assets resulting from operations	$9,704	$371	$(2,786)
Net change in unrealized (gain) loss for book but not tax	16,259	(14,270)	22,892
Other realized gain (loss) for tax but not book	385	(827)	—
Other income (loss) for tax but not book	(1,257)	(2,331)	(579)
Other deductions for book in excess of deductions for tax	—	—	—
Expenses not currently deductible	452	806	1,405
Net capital loss carryforward	(1,817)	41,602	2,674
Taxable Income before deductions for distributions	$23,726	$25,351	$23,606
For income tax purposes, distributions paid to stockholders are reported as ordinary income, return of capital, long term capital gains or a combination thereof. The following table provides the tax character of distributions paid:

	For the Years Ended December 31,
	2024	2023	2022
Ordinary income	$21,666	$21,666	$21,666
Long-term capital gains	—	—	—
Total	$21,666	$21,666	$21,666
The Company’s consolidated Taxable Subsidiaries are subject to U.S. federal and state income taxes. For the years ended December 31, 2024, 2023 and 2022, the Company recorded a net tax expense (benefit) of approximately $(4), $321 and $1,311, respectively, for these Taxable Subsidiaries.
As of December 31, 2024, the estimated cost basis of investments for U.S. federal income tax purposes was $493,305, resulting in estimated net unrealized loss of $36,258, comprised of estimated gross unrealized gains and losses of $19,390 and $55,648, respectively. As of December 31, 2023, the estimated cost basis of investments for U.S. federal income tax purposes was $508,344, resulting in estimated net unrealized loss of $19,959, comprised of estimated gross unrealized gains and losses of $20,002 and $39,961, respectively.

MONROE CAPITAL CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in thousands, except share and per share data)
Note 10. Distributions
The Company’s distributions to stockholders are recorded on the applicable record date. The following table summarizes the distributions declared during the years ended December 31, 2024, 2023, 2022:

Date Declared	Record Date	Payment Date	Amount Per Share	Cash Distribution	DRIP Shares Repurchased in the Open Market	Cost of DRIP Shares Repurchased
Year ended December 31, 2024:
March 5, 2024	March 15, 2024	March 29, 2024	$0.25	$5,417	18,219	$134
June 3, 2024	June 17, 2024	June 28, 2024	0.25	5,416	18,516	140
September 3, 2024	September 16, 2024	September 30, 2024	0.25	5,417	18,786	154
December 6, 2024	December 16, 2024	December 30, 2024	0.25	5,416	18,782	165
Total distributions declared			$1.00	$21,666	74,303	$593

Year ended December 31, 2023:
March 1, 2023	March 15, 2023	March 31, 2023	$0.25	$5,417	10,380	$81
June 2, 2023	June 15, 2023	June 30, 2023	0.25	5,417	9,045	73
September 1, 2023	September 15, 2023	September 29, 2023	0.25	5,417	16,514	123
December 1, 2023	December 15, 2023	December 29, 2023	0.25	5,415	1,074	12
Total distributions declared			$1.00	$21,666	37,013	$289

Year ended December 31, 2022
March 2, 2022	March 16, 2022	March 31, 2022	$0.25	$5,417	25,229	$276
June 1, 2022	June 15, 2022	June 30, 2022	0.25	5,416	29,655	280
September 1, 2022	September 15, 2022	September 30, 2022	0.25	5,416	20,789	164
December 5, 2022	December 15, 2022	December 30, 2022	0.25	5,417	17,017	149
Total distributions declared			$1.00	$21,666	92,690	$869
Note 11. Stock Issuances and Repurchases
Stock Issuances: On May 12, 2017, the Company entered into at-the-market (“ATM”) equity distribution agreements with each of JMP Securities LLC (“JMP”) and FBR Capital Markets & Co. (“FBR”) (the “ATM Program”) through which the Company could sell, by means of ATM offerings, from time to time, up to $50,000 of the Company’s common stock. On May 8, 2020, the Company entered into an amendment to the ATM Program to extend its term. All other material terms of the ATM Program remain unchanged. There were no stock issuances through the ATM Program during each of the years ended December 31, 2024 and 2023.
Note 12. Commitments and Contingencies
Commitments: As of December 31, 2024 and 2023, the Company had $38,509 and $37,182, respectively, in outstanding commitments to fund investments under undrawn revolvers, delayed draw commitments and subscription agreements, excluding unfunded commitments in SLF. As described in Note 3, the Company had unfunded commitments of $7,350, to SLF as of both December 31, 2024 and 2023, that may be contributed primarily for the purpose of funding new investments approved by the SLF investment committee. Drawdowns of the commitments to SLF require authorization from one of the Company’s representatives on SLF’s board of managers. Management believes that the Company’s available cash balances and/or ability to draw on the revolving credit facility provide sufficient funds to cover its unfunded commitments as of December 31, 2024. The table below presents outstanding commitments to fund investments in current portfolio companies as of the following periods:

MONROE CAPITAL CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in thousands, except share and per share data)

Portfolio Company	December 31, 2024	December 31, 2023
Amelia Holding II, LLC (Delayed Draw)	n/a	$160
Amelia Holding II, LLC (Revolver)	n/a	107
American Broadband and Telecommunications Company LLC (Revolver)	$374	377
American Broadband and Telecommunications Company LLC (Delayed Draw)	54	80
American Community Homes, Inc. (Revolver)	2,500	2,500
Aras Corporation (Revolver)	207	20
Arcserve Cayman Opco LP (fka Arcstor Midco, LLC) (Delayed Draw)	386	n/a
ASG II, LLC (Delayed Draw)	n/a	114
Attom Intermediate Holdco, LLC (Revolver)	n/a	104
Avalara, Inc. (Revolver)	400	400
Bluesight, Inc. (Revolver)	348	174
Bonterra, LLC (Revolver)	385	748
BTR Opco LLC (fka Born to Run, LLC) (Delayed Draw)	149	n/a
Calabrio, Inc. (Revolver)	234	176
Calabrio, Inc. (Delayed Draw)	n/a	499
Caravel Autism Health, LLC (Revolver)	n/a	1,025
Cdata Software, Inc. (Delayed Draw)	556	n/a
Cdata Software, Inc. (Delayed Draw)	472	n/a
Cdata Software, Inc. (Revolver)	667	n/a
Centaur (Palm Beach) Owner LLC and Panther National Golf Club LLC (Delayed Draw)	n/a	520
Centaur (Palm Beach) Owner LLC and Panther National Golf Club LLC (Revolver)	n/a	849
Chess.com, LLC (Revolver)	652	652
Crownpeak Technology, Inc. (Revolver)	n/a	433
Destination Media, Inc. (Delayed Draw)	n/a	439
Destination Media, Inc. (Revolver)	82	82
Dorado Acquisition, Inc. (Revolver)	596	596
Douglas Holdings, Inc. (Delayed Draw)	543	n/a
Douglas Holdings, Inc. (Delayed Draw)	260	n/a
Douglas Holdings, Inc. (Revolver)	217	n/a
Douglas Holdings, Inc. (Delayed Draw)	598	n/a
Drawbridge Partners, LLC (Revolver)	522	522
Drawbridge Partners, LLC (Delayed Draw)	79	378
Epika Fleet Services, Inc. (Delayed Draw)	381	n/a
Epika Fleet Services, Inc. (Delayed Draw)	779	n/a
Epika Fleet Services, Inc. (Revolver)	536	n/a
Express Wash Acquisition Company, LLC (Revolver)	171	171
Forest Buyer, LLC (Revolver)	750	n/a
GC Champion Acquisition LLC (Delayed Draw)	669	n/a
Hastings Manufacturing Company (Revolver)	691	691
HS4 Acquisitionco, Inc. (Revolver)	266	268
IDIG Parent, LLC (Common Stock)	43	43
Independence Buyer, Inc. (Revolver)	1,138	1,423

MONROE CAPITAL CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in thousands, except share and per share data)

Portfolio Company	December 31, 2024	December 31, 2023
J2 BWA Funding LLC (Revolver)	$1,061	$1,172
Kar Wash Holdings, LLC (Delayed Draw)	1,846	n/a
Kar Wash Holdings, LLC (Delayed Draw)	n/a	419
Kar Wash Holdings, LLC (Revolver)	952	571
Kingsley Gate Partners, LLC (Delayed Draw)	n/a	468
Kingsley Gate Partners, LLC (Revolver)	48	240
KL Moon Acquisition, LLC (fka Spectrum Science Communications, LLC) (Delayed Draw)	n/a	713
KL Moon Acquisition, LLC (fka Spectrum Science Communications, LLC) (Revolver)	352	461
The Kyjen Company, LLC (Revolver)	n/a	105
Lifted Trucks Holdings, LLC (Revolver)	1,444	1,111
LVF Holdings, Inc. (Revolver)	141	238
MEI Buyer LLC (Delayed Draw)	n/a	317
MEI Buyer LLC (Revolver)	373	403
Mindbody, Inc. (Revolver)	667	667
Mnine Holdings, Inc. (Revolver)	613	80
NationsBenefits, LLC (Delayed Draw)	649	n/a
NationsBenefits, LLC (Revolver)	2,222	1,333
NECB Collections, LLC (Revolver)	45	45
Northeast Contracting Company, LLC (Revolver)	318	n/a
North Haven USHC Acquisition, Inc. (Delayed Draw)	n/a	698
North Haven USHC Acquisition, Inc. (Revolver)	n/a	312
NQ PE Project Colosseum Midco Inc. (Delayed Draw)	n/a	778
NQ PE Project Colosseum Midco Inc. (Revolver)	438	438
Planful, Inc. (Revolver)	543	n/a
Prototek LLC (Revolver)	288	288
Recorded Future, Inc. (Class A Units)	16	16
Recycled Plastics Industries, LLC (Revolver)	284	284
Relativity ODA LLC (Revolver)	n/a	180
Relevate Health Group, LLC (Revolver)	147	232
Second Avenue SFR Holdings II LLC (Revolver)	n/a	1,552
Seran BioScience, LLC (Delayed Draw)	n/a	1,111
Seran BioScience, LLC (Revolver)	444	444
SFR Holdco 2, LLC (Delayed Draw)	1,086	n/a
SFR Holdco 2, LLC (13.9 of equity commitment)	1,630	n/a
Sparq Holdings, Inc. (Delayed Draw)	n/a	222
Sparq Holdings, Inc. (Revolver)	184	205
Sparq Holdings, Inc. (Delayed Draw)	289	n/a
Spherix Global Inc. (Revolver)	122	122
Sports Operating Holdings II, LLC (Delayed Draw)	1,071	2,157
Sports Operating Holdings II, LLC (Revolver)	519	519
StarCompliance MidCo, LLC (Revolver)	100	132
TigerConnect, Inc. (Delayed Draw)	7	n/a

MONROE CAPITAL CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in thousands, except share and per share data)

Portfolio Company	December 31, 2024	December 31, 2023
TigerConnect, Inc. (Delayed Draw)	$131	$89
TigerConnect, Inc. (Revolver)	429	429
TJ Management HoldCo LLC (Revolver)	1,114	477
V10 Entertainment, Inc. (Revolver)	385	458
V10 Entertainment, Inc. (Common Units)	189	189
Valudor Products LLC (Revolver)	548	1,040
Vhagar Purchaser, LLC (Delayed Draw)	517	517
Vhagar Purchaser, LLC (Revolver)	333	333
Vice Acquisition Holdco, LLC (fka Vice Group Holding Inc.) (Delayed Draw)	n/a	56
VPS Holdings, LLC (Revolver)	n/a	400
W3 Monroe RE Debt LLC (Delayed Draw)	n/a	98
Whistler Parent Holdings III, Inc. (Delayed Draw)	423	n/a
Whistler Parent Holdings III, Inc. (Revolver)	94	n/a
Witkoff/Monroe 700 JV LLC (Delayed Draw)	n/a	770
XanEdu Publishing, Inc. (Revolver)	742	742
Total Unfunded Portfolio Company Commitments	$38,509	$37,182
Indemnification: In the normal course of business, the Company enters into contracts and agreements that contain a variety of representations and warranties that provide general indemnification. The Company’s maximum exposure under these agreements is unknown, as these involve future claims that may be made against the Company but that have not occurred. The Company expects the risk of any future obligations under these indemnification provisions to be remote.
Concentration of credit and counterparty risk: Credit risk arises primarily from the potential inability of counterparties to perform in accordance with the terms of the contract. In the event that the counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparties or issuers of the instruments. It is the Company’s policy to review, as necessary, the credit standing of each counterparty.
Market risk: The Company’s investments and borrowings are subject to market risk. Market risk is the potential for changes in the value due to market changes. Market risk is directly impacted by the volatility and liquidity in the markets in which the investments and borrowings are traded.
Legal proceedings: In the normal course of business, the Company may be subject to legal and regulatory proceedings that are generally incidental to its ongoing operations. While there can be no assurance of the ultimate disposition of any such proceedings, the Company is not currently aware of any such proceedings or disposition that would have a material adverse effect on the Company’s consolidated financial statements.
Note 13. Financial Highlights
The financial highlights for the Company are as follows:

MONROE CAPITAL CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in thousands, except share and per share data)

	For the Years Ended December 31,
	2024	2023	2022	2021	2020
Per share data:
Net asset value at beginning of year	$9.40	$10.39	$11.51	$11.00	$12.20
Net investment income (1)	1.13	1.07	1.02	1.03	1.45
Net gain (loss) (1)	(0.68)	(1.05)	(1.15)	0.48	(1.37)
Net increase (decrease) in net assets resulting from operations (1)	0.45	0.02	(0.13)	1.51	0.08
Stockholder distributions – income	(1.00)	(1.00)	(1.00)	(1.00)	(1.10)
Stockholder distributions – capital gains	—	—	—	—	—
Stockholder distributions – return of capital	—	—	—	—	—
Effect of share issuance above (below) NAV (2)	—	—	—	—	(0.18)
Effect of share repurchases (2)	—	—	—	—	—
Other (2)	—	(0.01)	0.01	—	—
Net asset value at end of year	$8.85	$9.40	$10.39	$11.51	$11.00
Net assets at end of year	$191,762	$203,724	$225,019	$249,471	$234,434
Shares outstanding at end of year	21,666,340	21,666,340	21,666,340	21,666,340	21,303,540
Per share market value at end of year	$8.50	$7.07	$8.54	$11.22	$8.03
Total return based on market value (3)	36.09%	(6.85)%	(15.20)%	53.26%	(13.86)%
Total return based on average net asset value (4)	6.57%	1.80%	0.58%	14.77%	5.04%
Ratio/Supplemental data: (5)
Ratio of net investment income to average net assets	12.33%	10.84%	9.42%	9.15%	13.32%
Ratio of total expenses, net of base management fee and incentive fee waivers, to average net assets	18.08%	19.14%	14.60%	13.07%	13.68%
Portfolio turnover	18.29%	12.12%	24.93%	41.80%	25.24%

MONROE CAPITAL CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in thousands, except share and per share data)

	For the Years Ended December 31,
	2019	2018	2017	2016	2015
Per share data:
Net asset value at beginning of year	$12.66	$13.77	$14.52	$14.19	$14.05
Net investment income (1)	1.42	1.57	1.40	1.55	1.60
Net gain (loss) (1)	(0.48)	(1.28)	(0.75)	0.13	(0.07)
Net increase (decrease) in net assets from operations (1)	0.94	0.29	0.65	1.68	1.53
Stockholder distributions – income	(1.40)	(1.40)	(1.37)	(1.40)	(1.37)
Stockholder distributions – capital gains	—	—	(0.03)	—	(0.03)
Stockholder distributions – return of capital	—	—	—	—	—
Effect of share issuance above (below) NAV (2)	—	—	—	0.05	—
Effect of share repurchases (2)	—	—	—	—	—
Other (2)	—	—	—	—	0.01
Net asset value at end of year	$12.20	$12.66	$13.77	$14.52	$14.19
Net assets at end of year	$249,357	$258,767	$278,699	$240,850	$184,535
Shares outstanding at end of year	20,444,564	20,444,564	20,239,957	16,581,869	13,008,007
Per share market value at end of year	$10.86	$9.60	$13.75	$15.38	$13.09
Total return based on market value (3)	27.68%	(21.74)%	(1.82)%	28.95%	(0.21)%
Total return based on average net asset value (4)	8.76%	3.06%	4.15%	12.30%	11.33%
Ratio/Supplemental data:
Ratio of net investment income to average net assets	11.38%	11.85%	9.80%	10.81%	11.56%
Ratio of total expenses, net of base management fee and incentive fee waivers, to average net assets	15.35%	9.84%	9.46%	10.81%	11.20%
Portfolio turnover	27.18%	31.53%	39.39%	22.41%	30.70%
________________________________________________________
(1)The per share data was derived by using the weighted average shares outstanding during the periods presented.
(2)Includes the effect of share issuances above (below) net asset value and the impact of different share amounts used in calculating per share data as a result of calculating certain per share data based on weighted average shares outstanding during the period and certain per share data based on shares outstanding as of a period end or transaction date.
(3)Total return based on market value is calculated assuming a purchase of common shares at the market value on the first day and a sale at the market value on the last day of the periods reported. Distributions, if any, are assumed for purposes of this calculation to be reinvested at prices obtained under the Company’s DRIP. Total return based on market value does not reflect brokerage commissions.
(4)Total return based on average net asset value is calculated as the change in net asset value per share during the period, divided by the beginning net asset value per share, Distributions, if any, are assumed for purposes of this calculation to be reinvested at prices obtained under the Company’s DRIP.

MONROE CAPITAL CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in thousands, except share and per share data)
The following is a schedule of supplemental ratios for the years presented:

	For the Years Ended December 31,
	2024	2023	2022	2021	2020
Ratio of total investment income to average net assets	30.41%	29.98%	24.02%	22.22%	27.00%
Ratio of interest and other debt financing expenses to average net assets	11.01%	10.65%	7.25%	6.63%	7.89%
Ratio of total expenses (excluding incentive fees) to average net assets	16.85%	16.43%	13.09%	12.16%	13.86%
Ratio of incentive fees to average net assets (1)	1.23%	2.71%	1.53%	0.91%	0.00%

	For the Years Ended December 31,
	2019	2018	2017	2016	2015
Ratio of total investment income to average net assets	26.73%	21.69%	19.26%	21.62%	22.76%
Ratio of interest and other debt financing expenses to average net assets	7.95%	4.56%	3.13%	3.26%	3.33%
Ratio of total expenses (excluding incentive fees) to average net assets	13.61%	9.19%	7.43%	8.17%	8.31%
Ratio of incentive fees to average net assets (1)	1.74%	0.65%	2.03%	2.64%	2.89%
________________________________________________________
(1)The ratio of waived incentive fees to average net assets was zero, zero, 0.22%, 0.61%, 0.31%, 0.46%, zero, 0.12%, 0.13% and zero for the years presented.

Note 14. Segment Reporting

The Company operates through a single operating and reporting segment with an investment objective to generate both current income and capital appreciation through debt and equity investments. The CODM is comprised of the Company’s Chief Executive Officer and Chief Financial Officer. The CODM assesses the performance and makes operating decisions of the Company on a consolidated basis primarily based on the Company’s net increase (decrease) in net assets resulting from operations (“net income”) and net investment income. In addition to numerous other factors and metrics, the CODM utilizes net income and net investment income as the key metrics in determining the amount of dividends to be distributed to the Company’s stockholders. As the Company’s operations comprise of a single reporting segment, the segment assets are reflected on the accompanying consolidated statements of assets and liabilities as “total assets” and the significant segment expenses are listed on the accompanying consolidated statements of operations.

MONROE CAPITAL CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in thousands, except share and per share data)
Note 15. Subsequent Events
The Company has evaluated subsequent events through February 28, 2025, the date on which the consolidated financial statements were issued.
On October 22, 2024, Monroe Capital announced that certain affiliates, including but not limited to MC Management, Monroe Capital Investment Holdings, L.P. (the parent of MC Advisors), and Monroe Capital Intermediate Holdings, LLC (any such affiliate, collectively, “Monroe”), entered into an equity purchase agreement, dated as of October 21, 2024, pursuant to which Momentum US Bidco LLC (the “Acquiror”), an affiliate of Wendel SE (collectively, with its affiliates, “Wendel”), will acquire a 75% interest in Monroe, which shall constitute a change of control of MC Advisors (the “Adviser Change in Control”).
The consummation of the Adviser Change in Control would have resulted in an assignment and corresponding termination of the current Investment Advisory and Management Agreement in accordance with the requirements of 1940 Act. As such, MC Advisors, and the Board sought approval from the Company’s stockholders of a new investment advisory and management agreement (the “New Investment Advisory and Management Agreement”) and such approval was received from the Company’s stockholders on February 21, 2025. Under the New Investment and Advisory Agreement, there are no changes to the terms, including the fee structure and services to be provided, other than the date and term when compared to the current Investment Advisory and Management Agreement discussed in Note 6. MC Advisors will continue to serve as the investment adviser to the Company and is the counterparty to the New Investment Advisory and Management Agreement, as with the current Investment Advisory and Management Agreement.
The Adviser Change in Control is expected to close in the first quarter of 2025, subject to the satisfaction of customary closing conditions, including the receipt of regulatory clearances and approvals and client consents. It is anticipated that all of the officers and investment professionals of MC Advisors will remain at MC Advisors following the closing of the transaction.
On February 27, 2025, the Company amended its revolving credit facility to provide additional flexibility for the Company to refinance the 2026 Notes, including, among other things, by modifying the borrowing base treatment of 2026 Notes and allowing for new indebtedness incurred to refinance the 2026 Notes. The size, applicable margin and other significant terms of the credit facility remain unchanged.

(a)(3) Exhibits

Exhibit Number	Description of Document

3.1	Amended and Restated Articles of Incorporation of Monroe Capital Corporation (Incorporated by reference to Exhibit (a)(1) of the Registrant’s Pre-Effective Amendment No. 8 to the Registration Statement on Form N-2 (File No. 333-172601) filed on October 18, 2012)

3.2	Bylaws of Monroe Capital Corporation (Incorporated by reference to Exhibit (b)(1) of the Registrant’s Pre-Effective Amendment No. 8 to the Registration Statement on Form N-2 (File No. 333-172601) filed on October 18, 2012)

4.1	Form of Stock Certificate of Monroe Capital Corporation (Incorporated by reference to Exhibit (d) of the Registrant's Pre-Effective Amendment No. 8 to the Registration Statement on Form N-2 (File No. 333-172601) filed on October 18, 2012)

4.2	Indenture by and between the Registrant and U.S. Bank National Association, as trustee (Incorporated by reference to Exhibit (d)(7) of the Registrant's Post-Effective Amendment No. 6 to the Registration Statement on Form N-2 (File No. 333-216665) filed on September 12, 2018)

4.3	Second Supplemental Indenture by and between the Registrant and U.S. Bank National Association, as trustee (Incorporated by reference to Exhibit 4.1 of the Current Report on Form 8-K (File No. 814-00866) filed on January 25, 2021)

4.4	Form of Global Note with respect to the 4.75% Notes due 2026 (Incorporated by reference to Exhibit 4.1 of the Registrant's Current Report on Form 8-K (File No. 814-00866) filed on January 25, 2021, and Exhibit A therein)

4.5	Description of Securities (filed herewith)

10.1	Dividend Reinvestment Plan (Incorporated by reference to Exhibit (e) of the Registrant's Pre-Effective Amendment No. 8 to the Registration Statement on Form N-2 (File No. 333-172601) filed on October 18, 2012)

10.2	Amended and Restated Investment Advisory and Management Agreement between Registrant and MC Advisors (Incorporated by reference to Exhibit 10.1 of the Current Report on Form 8-K (File No. 814-00866) filed on November 6, 2019)

10.3	Form of Custodian Agreement (Incorporated by reference to Exhibit (j) of the Registrant's Pre-Effective Amendment No. 8 to the Registration Statement on Form N-2 (File No. 333-172601) filed on October 18, 2012)

10.4	Administration Agreement between Registrant and MC Management (Incorporated by reference to Exhibit (k)(1) of the Registrant's Pre-Effective Amendment No. 8 to the Registration Statement on Form N-2 (File No. 333-172601) filed on October 18, 2012)

10.5	License Agreement between the Registrant and Monroe Capital, LLC (Incorporated by reference to Exhibit (k)(2) of the Registrant's Pre-Effective Amendment No. 8 to the Registration Statement on Form N-2 (File No. 333-172601) filed on October 18, 2012)

10.6	Form of Indemnification Agreement between the Registrant and each of its directors and executive officers (Incorporated by reference to Exhibit 10.1 of the Current Report on Form 8-K (File No. 814-00866) filed on June 30, 2022)

10.7	MRCC Senior Loan Fund I, LLC Limited Liability Company Agreement dated October 31, 2017, by and between the Registrant and NLV Financial Corporation (Incorporated by reference to Exhibit 10.1 of the Current Report on Form 8-K (File No. 814-00866) filed on November 1, 2017)

10.8	Second Amended and Restated Senior Secured Revolving Credit Agreement among the Registrant as borrower, the Lenders party thereto and ING Capital LLC, as Administrative Agent, dated March 1, 2019 (Incorporated by reference to Exhibit 10.1 of the Current Report on Form 8-K (File No. 814-00866) filed on March 5, 2019)

10.9	Amendment No. 1 to Second Amended and Restated Senior Secured Revolving Credit Agreement among the Registrant, as borrower, the Lenders party thereto, and ING Capital LLC, as Administrative Agent, dated March 20, 2019 (Incorporated by reference to Exhibit 10.2 of the Current Report on Form 8-K (File No. 814-00866) filed on March 20, 2019)

10.10	Amendment No. 2 to Second Amended and Restated Senior Secured Revolving Credit Agreement among the Registrant, as borrower, the Lenders party thereto, and ING Capital LLC, as Administrative Agent, dated September 27, 2019 (Incorporated by reference to Exhibit 10.1 of the Current Report on Form 8-K (File No. 814-00866) filed on October 2, 2019)

10.11	Amendment No. 3 and Limited Waiver to Second Amended and Restated Senior Secured Revolving Credit Agreement among the Registrant, as borrower, the Lenders party thereto, and ING Capital LLC, as Administrative Agent, dated May 21, 2020 (Incorporated by reference to Exhibit 10.1 of the Current Report on Form 8-K (File No. 814-00866) filed on May 22, 2020)

10.12	Amendment No. 4 to Second Amended and Restated Senior Secured Revolving Credit Agreement among the Registrant, as borrower, the Lenders party thereto, and ING Capital LLC, as Administrative Agent, dated December 30, 2021 (Incorporated by reference to Exhibit 10.11 of the Annual Report on Form 10-K (File No. 814-00866) filed on March 3, 2022)

10.13	Amendment No. 5 to Second Amended and Restated Senior Secured Revolving Credit Agreement among the Registrant, as borrower, the Lenders party thereto, and ING Capital LLC, as Administrative Agent, dated December 27, 2022 (Incorporated by reference to Exhibit 10.1 of the Current Report on Form 8-K (File No. 814-00866) filed on December 28, 2022)

10.14	Amendment No. 6 to Second Amended and Restated Senior Secured Revolving Credit Agreement among the Registrant, as borrower, the Lenders party thereto, and ING Capital LLC, as Administrative Agent, dated June 24, 2024 (filed herewith)

19.1	Insider Trading Policy (filed herewith)

21.1	List of Subsidiaries (filed herewith)

23.1	Consent of KPMG LLP (filed herewith)

23.2	Consent of RSM US LLP (filed herewith)

31.1	Certification of Chief Executive Officer pursuant to Rule 13a-14 of the Securities Exchange Act of 1934, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 (filed herewith)

31.2	Certification of Chief Financial Officer pursuant to Rule 13a-14 of the Securities Exchange Act of 1934, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 (filed herewith)

32.1	Certification pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (filed herewith)

97.1	Clawback Policy (Incorporated by reference to Exhibit 97.1 of the Annual Report on Form 10-K (File No. 814-00866) filed on March 11, 2024)

99.1	Report of KPMG LLP on Senior Securities Table (filed herewith)

101.INS	Inline XBRL Instance Document - the instance document does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document

101.SCH	Inline XBRL Taxonomy Extension Schema Document

101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document

101.LAB	Inline XBRL Taxonomy Extension Labels Linkbase Document

101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document

104	Cover Page Interactive Data File (Embedded within the Inline XBRL document and included in Exhibit)

ITEM 16. FORM 10-K SUMMARY
None.

SIGNATURES
Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this Annual Report on Form 10-K to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 28, 2025

Monroe Capital Corporation

By:	/s/ Theodore L. Koenig
Theodore L. Koenig
Chairman, Chief Executive Officer and Director
(Principal Executive Officer)

By:	/s/ Lewis W. Solimene, Jr.
Lewis W. Solimene, Jr.
Chief Financial Officer and Chief Investment Officer
(Principal Financial and Accounting Officer)
Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

Signature	Title	Date

/s/ Theodore L. Koenig	Chairman, Chief Executive Officer and Director	February 28, 2025
Theodore L. Koenig	(Principal Executive Officer)

/s/ Lewis W. Solimene, Jr.	Chief Financial Officer and Chief Investment Officer	February 28, 2025
Lewis W. Solimene, Jr.	(Principal Financial and Accounting Officer)

/s/ Thomas J. Allison	Director	February 28, 2025
Thomas J. Allison

/s/ Lynn J. Jerath	Director	February 28, 2025
Lynn J. Jerath

/s/ Jeffrey A. Golman	Director	February 28, 2025
Jeffrey A. Golman

/s/ Robert S. Rubin	Director	February 28, 2025
Robert S. Rubin